

# Inland Real Estate Corporation

SEC
Mail Processing
Section
MAY 2 8 2013
Washington DC
401



13001434










## 2012 Annual Report

## Welcome

Welcome to **Inland Real Estate Corporation**. We are a leading owner and operator of high quality shopping centers in prime locations throughout the Central United States, managing more than 15 million square feet of retail real estate representing $2 billion in total asset acquisition value as of December 31, 2012. We have a substantial presence in the Chicago and Minneapolis-St. Paul markets and multiple assets in other Midwest markets. Our locations have strong demographics, diverse economies and high barriers to entry. Our portfolio is composed of neighborhood, community and power shopping centers, as well as single-tenant retail properties. Our assets showcase a diversified mix of national, regional and local retailers that provide value-oriented retail and everyday goods and services. We celebrated 18 years operating as a real estate investment trust (REIT) in 2012. Our stock is publicly traded on the New York Stock Exchange under the ticker symbol **"IRC"**. We are headquartered in Oak Brook, IL, and are self-administered and self-managed. For more information, please visit www.inlandrealestate.com.



Stone Creek Towne Center | Cincinnati, OH

## Financial Highlights

| **In thousands, except per share data** | **2012** | **2011** | **2010** | **2009** | **2008** |
|---|---|---|---|---|---|
| Total assets | $1,243,405 | $1,159,906 | $1,254,841 | $1,165,428 | $1,236,831 |
| Total revenues | $159,844 | $163,841 | $162,055 | $166,114 | $185,885 |
| Net income (loss) attributable to common stockholders | $9,849 | ($8,132) | $1,218 | $9,209 | $30,425 |
| Gain on sale of investment properties | (3,864) | (1,510) | (1,490) | (2,350) | (1,331) |
| (Gain) loss from change in control of investment properties | (1,108) | 1,400 | (5,018) | - | - |
| Impairment of depreciable operating property | 722 | 2,841 | - | 1,824 | 666 |
| Equity in depreciation and amortization of unconsolidated joint ventures | 24,266 | 14,653 | 13,642 | 16,210 | 11,540 |
| Amortization on in-place lease intangibles | 8,777 | 6,540 | 4,478 | 2,798 | 3,494 |
| Amortization on leasing commissions | 1,747 | 1,423 | 1,120 | 1,306 | 892 |
| Depreciation, net of noncontrolling interest | 44,935 | 42,415 | 39,123 | 41,996 | 40,134 |
| Funds from operations attributable to common stockholders | $85,324 | $59,630 | $53,073 | $70,993 | $85,820 |
| Net income (loss) attributable to common stockholders per weighted average common share | $0.11 | ($0.09) | $0.01 | $0.12 | $0.46 |
| Funds from operations attributable to common stockholders per weighted average common share | $0.96 | $0.67 | $0.62 | $0.90 | $1.30 |
| Distributions declared, preferred | $7,910 | $948 | - | - | - |
| Distributions declared, common | $50,833 | $50,589 | $49,008 | $53,875 | $64,782 |
| Distributions per common share | $0.57 | $0.57 | $0.57 | $0.69 | $0.98 |
| Weighted average common stock shares outstanding, diluted [1] | 89,161 | 88,530 | 85,951 | 78,504 | 66,102 |
| Weighted average common stock shares outstanding, diluted [2] | 89,161 | 88,633 | 86,036 | 78,504 | 66,102 |

Notes:
(1) Used to calculate net income (loss) attributable to common stockholders per weighted average common share.
(2) Used to calculate funds from operations attributable to common stockholders per weighted average common share.

# Operational Highlights

## Performance

- For 2012, on a per share basis, funds from operations (FFO) increased 43.3% year-over-year to $0.96, and FFO, adjusted rose 7.3% to $0.88
- Consolidated same store portfolio[1] net operating income for 2012 rose 3.2% over prior year
- Total portfolio leased occupancy was 94% at year end, up 80 basis points (bps) over 2011
  - Anchor tenant leased occupancy of 96.2%[2] – up 60 bps year-over-year
  - Non-anchor tenant leased occupancy of 88.3%[2] – up 110 bps over prior year
- 17.61% one-year total return
- 6.8% dividend yield @ 12/31/12 vs. 3.9% for the SNL U.S. REIT Retail Shopping Center Index

## Portfolio Value Creation

- Sold six non-core assets and reinvested proceeds of $20 million into higher quality assets in 2012
- Signed record 393 leases for 1.7 million square feet of GLA within total portfolio in 2012
- Increased average base rent within total portfolio by 16.5% for new leases and 6.8% for renewal leases over expiring rents for 2012
- Invested $4.1 million in repositioning projects in 2012 with average return on cost of 13.9%
- Improved portfolio diversification by retail asset type, tenant and market

## Capital Plan

- Completed preferred offering of 2.4 million shares for net proceeds of $59 million
- Established new At-the-Market (ATM) equity issuance program, which allows for sale of up to $150 million of common stock
- Expanded consolidated unsecured credit facilities to $350 million
- Retired $82.4 million of secured loans and closed $238 million of new and refinanced secured loans for total portfolio in 2012
- Debt-to-total market capitalization improved 250 bps to 53.4% at 12/31/12
- EBITDA (adjusted) interest expense coverage of 2.8x for 2012 vs. 2.5x for 2011

## Growth

- Acquired $315 million of retail assets for consolidated portfolio and joint ventures in 2012
- Total assets under management of $2.6 billion at 12/31/12, double the amount managed in 2004
- Largest retail REIT portfolio (by SF and number of assets) in Chicago and Minneapolis-St. Paul MSAs
- Amended PGGM JV agreement to allow for the acquisition of an additional $400 million of retail assets
- Unconsolidated JVs delivered $5.8 million in fee income to IRC in 2012

## Total Assets Under Management[3]

*$ in Billions*




Notes:

(1) Includes assets owned and operated for same 12-month periods in 2012 and 2011.

(2) Excludes assets in JV with Inland Private Capital Corporation.

(3) Includes consolidated and unconsolidated assets at 100% and non-owned assets managed on behalf of third parties.

# To Our Shareholders




2012 was a signature year for the Company, in fact one of the strongest in our history. Looking at the total picture, we accomplished all that we originally set out to do with the portfolio. That included managing through the Great Recession, stabilizing our assets, and moving forward on a growth plan. The end result of these efforts was solid performance in 2012 across the board. We also made material progress on key objectives. For the year:

- We reported record leasing and Funds from Operations (FFO) per share near the high end of guidance;
- We heightened financial liquidity and improved our debt profile; and
- We acquired $315 million of retail assets, the second highest level of asset value amassed in one year.

Today, the Company is in the best position of its 18-year history. Our challenge now – and our opportunity – is to maintain this position of strength. We are doing this by creating additional value within the portfolio, executing on our capital plan and advancing an effective growth strategy.

## Where We Are Today

### *Our strong operating platform is producing a growing record of healthy performance.*

Our work to stabilize the portfolio during the last several years was rewarded with strong operational results for the full year 2012. We reported FFO of $0.96 per share, a gain of 43.3 percent over 2011, and FFO, adjusted of $0.88 per share, a year-over-year increase of 7.3 percent. Net operating income (NOI) for the consolidated same store portfolio, which includes properties that were owned and operated for the same 12-month periods in 2012 and 2011, rose 3.2 percent to $92.1 million.

The robust level of leasing in 2012 is a testament to the appeal of our locations, solid relationships with retailers and our ability to stay ahead of the curve with retail trends. We executed 393 leases for the rental of 1.7 million square feet of retail space within the total portfolio. This is an IRC record for leases executed in a single year. As the economy continues to gain momentum, we are seeing more demand for our high quality retail locations. Additionally, with the portfolio stabilized, we continue to realize growth in rents. In 2012, average annual base rent increased 16.5 percent for new leases and 6.8 percent for renewals.

Occupancy metrics are also healthy. At year-end, total portfolio leased occupancy was 94.0 percent, up 80 basis points over 2011. Financial occupancy for the total portfolio was 91.6 percent, a year-over-year gain of 70 basis points. The spread between leased and financial occupancy narrowed to 240 basis points by year-end as new tenants commenced paying rent.

### *Our financial position continues to improve.*

Our front and center objectives for the balance sheet are to build liquidity, decrease the cost of our debt, extend the term of maturities and improve debt metrics. Actions we took last year improved our liquidity and financial flexibility, which is vital for funding our growth initiatives.

We completed a preferred offering of 2.4 million shares in the first quarter of 2012 at a well-priced cost of funds and an effective yield of 8 percent. The net proceeds of $59 million have been deployed into acquisitions.

We also established a new At-the-Market (ATM) equity program with an improved fee structure and expanded investment bank selling group. This is an efficient instrument we can use to raise up to $150 million of common equity over time.

Last summer, we increased the capacity of our credit facilities by $50 million to $350 million and secured an improved rate that is expected to provide $1.3 million in annual interest expense savings. We also extended the maturities of the term loan and line of credit to 2016 and 2017, respectively, and unlinked the two facilities, which favorably rebalances our debt maturity schedule.

We retired $82.4 million of secured loans in 2012. Other maturing debt obligations were managed through







well-timed refinancing. We tapped favorable market conditions to lock in $238 million of new and refinanced secured loans for the total portfolio. The average interest rate on refinanced loans improved by 63 basis points to 4.29 percent, and loans with five-year average terms were replaced with eight-year average term loans.

Debt ratios are a barometer of financial health. As a result of lower interest expense and gains in operating income, our debt ratios continue to improve. As an example, debt-to-total market capitalization was 53.4 percent at year-end, an improvement of 250 basis points over one year ago. For 2012, EBITDA (adjusted) interest expense coverage was 2.8x, versus 2.5x for the prior year. Our improved debt metrics have brought about better pricing on our unsecured bank facilities.

A strong balance sheet provides the muscle to accomplish our growth objectives. We have made good progress on a long-term capital plan that enhances our ability to act quickly upon investment opportunities. Looking ahead, a primary objective is to reduce overall leverage including secured debt. We will work to further improve our debt metrics as well. This should happen as we raise equity for accretive acquisitions, pay off debt as it matures, and acquire more assets with less leverage. Ultimately, we intend to position IRC for investment grade status.

**CONSOLIDATED DEBT AS OF 12/31/11**




**CONSOLIDATED DEBT AS OF 12/31/12**




Notes:

Secured debt includes principal amortization through maturity. Consolidated debt as of 12/31/12 includes $90.2MM of secured debt for Algonquin Commons in 2013.



Ravinia Plaza | Orland Park, IL

## Where We Are Going

*Our leasing and asset improvement initiatives enhance the quality of our real estate.*

We are engaged in active asset management in order to enhance the value of our real estate platform. Our strategy for creating additional value has three primary tactics: asset dispositions, leasing and repositioning.

Sales of targeted assets fine tune the portfolio as they unlock capital that can be reinvested. We sold six non-core properties in 2012, for an aggregate sales price of $20 million. In 2013, we expect to generate $30 to $50 million from selected dispositions. These proceeds are being recycled into new acquisitions with better growth profiles.

*Attracting a high quality retailer transforms an asset.*

Early in 2012, we signed Whole Foods to more than 27,000 square feet at Ravinia Plaza in Orland Park, IL. The leading organic grocer replaced Borders and has completely revitalized the center, driving follow-on leasing and increased consumer traffic. Following Whole Food's entry at Ravinia Plaza, Office Depot relocated there from our Orland Park Place asset into a new 6,000-square-foot format. We also signed a bridal salon to more than 14,000 square feet. Ravinia Plaza is now fully repositioned and nearly 100 percent occupied.

*Accommodating the changing needs of retailers increases portfolio value.*

We have taken a progressive approach to the trend of retailers adjusting store formats to increase profitability. We see this as a compelling opportunity to manage our tenants' needs at our centers and tap the potential of residual larger spaces. At Rivertree Court in Vernon Hills, IL, we worked with Office Depot to accommodate their dynamic new store format. We moved the retailer to a smaller, 6,000-square-foot space within the center and leased the relinquished 27,000-square-foot space to Ross Dress for Less. In their new locations, both Office Depot and Ross are paying substantially higher rent than the former tenants. Rental increases such as these are prime examples of our opportunity to "mark to market" through repositioning tactics. Our redevelopment of Rivertree Court also includes the addition of Pier 1 Imports, Shoe Carnival, Old Navy, Gordmans, Discovery, Maurices, Carter's and Torrid. With this asset repositioned and all tenants expected to open for business in late 2013 and early 2014, we believe Rivertree Court will be the dominant center in its trade area.

*Our shopping center density within our core markets attracts expanding retailers.*

Our assets are located in markets with vibrant demographics throughout the Central United States. At year-end, 78 percent of our portfolio square footage targeted the metropolitan statistical areas (MSAs) of Chicago and Minneapolis-St. Paul, the third and 16th largest MSAs by population in the U.S., respectively. Our substantial presence in those markets means significant firepower with retailers in terms of our market expertise and ability to offer a selection of choice sites.

As the owner of prime retail centers in all the major Chicago submarkets we were in excellent position to facilitate the market launch of Ross Dress for Less in this MSA. We executed seven leases with Ross for Chicago area locations in 2010 and 2011 and two additional leases in 2012. Consumer appetite for value and discount-oriented goods, we believe, is here to stay. Retailers that provide these goods, such as Ross, should remain in demand with healthy growth prospects. We are very pleased with our successful partnership with this Fortune 500 value retailer.

Active portfolio management also means monitoring retailer dynamics and taking action to reduce risk. Supervalu,

parent company of the Jewel-Osco and Cub Foods grocery chains, recently completed the sale of Jewel-Osco and four other banners to an investor group led by Cerberus. At year-end, Supervalu comprised 7.3 percent of total portfolio base rent as our largest tenant. With this transaction finalized, Jewel and Cub subsequently move to second and third largest tenants, respectively, providing approximately 4.2 and 3.1 percent of total portfolio annual base rent. We view the sale favorably for the additional tenant diversification provided, with Cerberus owning the Jewel flag and Supervalu retaining ownership of the Cub banner. We also expect Cerberus and Supervalu to reinvigorate these brands, which should strengthen the financial positions of both Jewel and Cub.

That said, we also have taken steps where we perceived risk. Last December, we sold a former Cub Foods in Indianapolis to Walmart. This year, popular regional grocer Fresh Farms is replacing a Jewel store at Four Flaggs in Niles, IL, with no change in rental income. We are redeveloping another Jewel store at Aurora Commons in Aurora, IL, that will completely change the complexion of this center and increase its value. Collectively, these actions will lower our Jewel/Cub exposure by more than $1.4 million in annual base rent. It is important to note that Jewel and Cub are market leaders in Chicago and Minneapolis-St. Paul, respectively, and the stores within our portfolio have solid operations and sales.

In 2012, the total cost of our repositioning projects was $4.1 million, with an average return on cost of 13.9 percent. We are expanding this program in 2013 to meet the demand of retailers actively seeking proven retail locations. With limited anchor spaces available to rent, we are creating space for expanding big box and junior retailers by rightsizing other tenants and combining smaller spaces. We plan to take approximately 350,000 square feet out of service in 2013 for repositioning projects. Over the short term, we expect these improvement initiatives to slightly impact our operating metrics until the work is completed and new tenants begin paying rent. Over the long term, we believe these efforts will enhance our retailer profile, drive improvement in NOI, and measurably increase the value of our portfolio.



Crystal Point | Crystal Lake, IL

## *We are growing IRC to improve portfolio quality.*

The $315 million of high quality retail properties we acquired in 2012 was second only to 1998 for the highest level of asset value acquired in one year. These centers, acquired for our consolidated portfolio and joint ventures, have improved our diversification by retail asset type, tenant and market. In turn, this is improving the quality of our portfolio.

We are capitalizing on the strength of the economy in our backyard – including our largest markets of Chicago and Minneapolis-St. Paul – to acquire assets that enhance portfolio quality. We are also growing our footprint in key markets across the Central U.S. to further diversify the portfolio. Our investment focus remains value and necessity-oriented retail, with an emphasis on multi-anchor shopping centers.

In December, we acquired for our balance sheet Valparaiso Walk in Northwest Indiana for $21.9 million. The 137,500-square-foot power center in the Chicago MSA perfectly meets our acquisition criteria: a market dominant Class A asset well situated within a major trade area that is supported by excellent demographics. The asset is anchored by best in class national retailers and is 100 percent leased.

Over the near term we are also using equity from our joint venture (JV) partner, PGGM, to acquire Class A retail properties in select Midwest markets. The IRC-PGGM JV has provided the means to grow our asset base substantially over the last three



Westgate | Fairview Park, OH

years, with PGGM contributing nearly half the required equity. In addition, we receive a higher yield on investment for JV acquisitions due to fee income we receive for leasing and managing the properties. In terms of fee income, in 2012 we received $2 million from the PGGM JV, an increase of $1.1 million over one year ago. We believe the IRC-PGGM JV has proven a smart, opportunistic way to grow the platform.

In 2012, our transactions team acquired for the PGGM JV four multi-anchor retail assets for an aggregate purchase price of $156 million: the 159,300-square-foot Silver Lake Village and 116,200-square-foot Woodbury Commons shopping centers in the Minneapolis area; the 143,000-square-foot Stone Creek Towne Center in Cincinnati; and the 241,800-square-foot Westgate regional power center in an affluent suburb of Cleveland. All of the acquisitions are anchored by in-demand national retailers and located in trade areas with strong demographics.

We are using the IRC-PGGM venture as our primary growth vehicle in 2013. The JV agreement was amended in 2012 to allow for the acquisition of an additional $400 million of retail assets. Our remaining investment commitment to the JV was $107 million as of year end. We will invest equity side-by-side with PGGM going forward and do not intend to contribute any more consolidated properties to the JV. We have the option and opportunity to increase our ownership interest in this JV portfolio starting in 2016.

Our JV with Inland Private Capital Corporation (IPCC) also supports our growth strategy in a very efficient way. The purchases completed in the fourth quarter fulfilled our 2012 acquisitions target for the venture and also have funded approximately 28 percent of our 2013 investment target of $100 million in acquisition value. Fee income from the IPCC JV in 2012 was $2.6 million. In total, we received $5.8 million of fee income from unconsolidated JVs in 2012.

Our position of strength today is a catalyst for additional progress. The actions that I have outlined are increasing the value of our real estate platform and placing us in sound financial position. These actions are also sustaining a well planned growth strategy. An experienced and motivated IRC team is deeply committed to executing on the objectives ahead.

On behalf of the board of directors, our business partners and our employees, thank you for your interest and support.

Mark Zalatoris
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

**For The Fiscal Year Ended December 31, 2012**

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

**Commission File Number 001-32185**



# Inland Real Estate Corporation

(Exact name of registrant as specified in its charter)

| Maryland<br>(State or other jurisdiction<br>of incorporation or organization) | 36-3953261<br>(I.R.S. Employer Identification No.) |
|---|---|
| 2901 Butterfield Road, Oak Brook, Illinois<br>(Address of principal executive offices) | 60523<br>(Zip code) |

Registrant's telephone number, including area code: 630-218-8000

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class: | Name of each exchange on which registered: |
|---|---|
| Common Stock, $0.01 par value | New York Stock Exchange |
| 8.125% Series A Cumulative Redeemable Preferred Stock | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:

Title of each class:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐<br>(do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the shares of common stock held by non-affiliates of the registrant was $643,602,067.

As of February 28, 2013 there were 89,947,822 shares of common stock outstanding.

Documents Incorporated by Reference: Portions of the registrant's proxy statement for the annual stockholders meeting to be held in 2013 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14.

**INLAND REAL ESTATE CORPORATION**
**(a Maryland corporation)**

**TABLE OF CONTENTS**


| | | Page |
|---|---|---|
| | **Part I** | |
| Item 1. | Business | 2 |
| Item 1A. | Risk Factors | 7 |
| Item 1B. | Unresolved Staff Comments | 16 |
| Item 2. | Properties | 17 |
| Item 3. | Legal Proceedings | 34 |
| Item 4. | Mine Safety Disclosures | 34 |
| | **Part II** | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 35 |
| Item 6. | Selected Financial Data | 38 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 39 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 65 |
| Item 8. | Financial Statements and Supplementary Data | 67 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 117 |
| Item 9A. | Controls and Procedures | 117 |
| Item 9B. | Other Information | 117 |
| | **Part III** | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 118 |
| Item 11. | Executive Compensation | 118 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 118 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 118 |
| Item 14. | Principal Accounting Fees and Services | 118 |
| | **Part IV** | |
| Item 15. | Exhibits, Financial Statement Schedules | 119 |
| | Signatures | 120 |
| | Exhibit Index | 121 |

# PART I

*In this report, all references to "we," "our" and "us" refer collectively to Inland Real Estate Corporation and its consolidated subsidiaries. All amounts in this Form 10-K are stated in thousands with the exception of per share amounts, per square foot amounts, square feet, number of properties, number of states, number of leases and number of employees.*

## Item 1. Business

### General

We strive to be a leading owner and operator of high quality, necessity and value based retail centers in prime locations throughout the United States. We seek to continually enhance shareholder value by providing predictable, sustainable cash flows through the expert management and strategic improvement of our portfolio of premier retail properties.

We have elected to be taxed as a real estate investment trust ("REIT"). We are a Maryland corporation formed on May 12, 1994. To date, we have focused on open-air neighborhood, community and power shopping centers and single-tenant retail properties located primarily in the Midwestern United States. Approximately sixty percent of our total retail portfolio (consolidated plus unconsolidated) gross leasable area ("GLA") is located in the Chicago Metropolitan Statistical Area ("MSA"), with our second largest market concentration being approximately eighteen percent in the Minneapolis-St. Paul MSA. As of December 31, 2012, we owned interests in 157 investment properties, including those owned through our unconsolidated joint ventures, comprised of:

- Fifty-nine neighborhood retail centers totaling approximately 4,148,000 gross leasable square feet;
- Twenty-three community centers totaling approximately 3,264,000 gross leasable square feet;
- Thirty-seven power centers totaling approximately 5,718,000 gross leasable square feet;
- One lifestyle center totaling approximately 564,000 gross leasable square feet; and
- Thirty-seven single-user properties totaling approximately 1,501,000 gross leasable square feet.




Management has implemented external growth initiatives that utilize our financing, acquisition, leasing and property management expertise to drive incremental income growth. Our external growth initiatives consist of three types of unconsolidated joint venture activities: a joint venture with Inland Private Capital Corporation ("IPCC"), formerly Inland Real Estate Exchange Corporation, through which we source, acquire and manage properties for 1031 tenant-in-common ("TIC") or Delaware Statutory Trust ("DST") buyers and asset-based joint ventures with New York State Teachers Retirement System ("NYSTRS") and PGGM Private Real Estate Fund ("PGGM"), through which we source, acquire and manage Midwest retail properties

Our asset-based ventures with NYSTRS and PGGM enable us to generate fee income via the acquisition, leasing, and property management services we provide to the ventures. The NYSTRS joint venture was formed in 2004 and has a current gross book value of approximately $346,000 of stabilized retail assets in Midwest markets. Each partner owns a 50 percent interest in the venture and shares equally in the profits and losses. The joint venture does not intend to acquire additional assets at this time. In June 2012, we entered into an amendment to the joint venture agreement, which extends the joint venture for a ten-year term

through June 30, 2022, subject to the buy/sell provisions in Article 10 of the agreement. No other changes were made to the original joint venture agreement, which is attached to this 10-K as exhibit 10.3.

The PGGM joint venture was formed in June 2010 and provided for a two-year investment period in which to acquire grocery-anchored and community retail centers in Midwestern U.S. markets. In October 2012, we entered into an amendment to the Limited Partnership Agreement, which increased the maximum contributions of each partner to allow for the acquisition of additional centers and extended the investment period an additional two-years. As of December 31, 2012, the PGGM joint venture had a gross book value of approximately $555,000 of stabilized retail assets. PGGM owns a 45 percent interest and we own a 55 percent interest in the joint venture and share in the profits and losses at the respective ownership percentages.

Our joint venture with IPCC, originally formed in 2006, leverages our respective skill sets to access the growth potential of the 1031 TIC and DST market and increase our fee income. In accordance with the agreement, we source properties and provide financing, acquisition and asset management expertise through the venture, while IPCC provides syndication expertise and access, through Inland Securities Corporation, to a network of broker dealers that market the properties to TIC and DST investors. We believe our joint venture with IPCC enables us to effectively manage our resources due to the revolving nature of the investment capital and is a capital-efficient means to generate additional transaction fee income and a long-term management fee income stream which is received for managing properties for TIC and DST entities. The existing joint venture agreement expired December 31, 2012. Subsequent to that date, the partners have entered into an amendment to the agreement to extend the joint venture through December 31, 2014 and change the fee structure. We have agreed to lower our initial acquisition fee, which is a one-time transaction fee and slightly decrease the fee charged for property management. In exchange for these reduced fees, we will now be paid an asset management fee on each property acquired that will be earned throughout the management period. We believe this new fee structure will benefit us because we are increasing our long-term recurring fee income stream in exchange for reduced one-time fees.

In addition to our external growth strategies, we have the following internal growth strategies:

- Continue to enhance the value of our portfolio through additional repositioning and redevelopment initiatives.
- Redeploy capital from dispositions of non-core, limited growth assets into acquisitions of high quality retail assets at better than market rates.
- Continue to reduce the cost and extend the term of our debt and reduce our overall leverage over time, which will improve our financial flexibility and liquidity by maintaining access to multiple sources of capital.

**Competition**

In seeking new investment opportunities, we compete with other real estate companies, some of which may have greater financial resources than us. At our current investment properties, we compete with other owners of similar properties for tenants. There is no assurance that we will be able to successfully compete with these other owners in development, acquisition and leasing activities in the future.

Our business is competitive. We compete with other property owners on the basis of location, rental rates, operating expenses, visibility, quality of the property, volume of traffic, strength and name recognition of other tenants at each location and other factors. These competitive factors affect the level of occupancy and rental rates that we are able to achieve at our investment properties. In addition, our tenants compete against other forms of retailing such as catalog companies and e-commerce websites that offer similar retail products. To remain competitive, we evaluate all of the factors affecting our centers and try to position them accordingly. We believe that retailers consider consumer demographics; quality, design and location of properties; the diversity of the retailers and anchor tenants at our investment property locations; management and operational expertise; and rental rates, when making their leasing decisions. Considering these factors, we believe the overall quality and location of our individual properties allow us to effectively compete for retailers in our markets. Because our revenues are ultimately linked to our tenant's success, we are indirectly affected by the same competitive factors, such as consumer spending habits and on-line shopping, as our tenants.

**Segments**

We assess and measure operating results on an individual property basis. Since all of our investment properties exhibit highly similar economic characteristics, generally have tenants that offer products catering to the day-to-day living needs of individuals and offer similar degrees of risk and opportunities for growth, the shopping centers have been aggregated and reported as one operating segment. See footnote 16 to the accompanying consolidated financial statements for a discussion of

our segment reporting. Information for each of the last five fiscal years about revenues, a measure of income and total assets, can be found in Item 6 of this Form 10-K.

**Significant Tenants**

We derive significant revenues from anchor tenants such as Safeway, Roundy's and Carmax, which are our three largest anchor tenants in our consolidated portfolio and accounted for 4.13%, 3.89% and 3.69%, respectively of our consolidated annualized base rent for the year ended December 31, 2012. Vacated anchor space can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant's customer drawing power. Certain anchors have the right to vacate and hinder re-tenanting by paying rent for the balance of the term. If a significant tenant vacates a property, then other tenants at the property may be entitled to terminate their lease or reduce the amount of their rental obligation. The loss of a significant number of the locations of these anchor tenants, or the inability of them to pay rent, could have a material adverse effect on our business.

**Tax Status**

We have qualified and elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") for federal income tax purposes commencing with the tax year ended December 31, 1995. Since we qualify for taxation as a REIT, we generally are not subject to federal income tax on taxable income that is distributed to stockholders; however we are subject to a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our taxable income to our stockholders, subject to certain adjustments. Moreover, we may be subject to certain state and local taxes on our income, property or net worth and federal income and excise taxes on our undistributed income. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions of the Code, we will be subject to federal and state income taxes on our taxable income at regular corporate tax rates.

We engage in certain activities through our wholly owned taxable REIT subsidiaries ("TRS entities"), Inland Venture Corporation ("IVC"), Inland Exchange Venture Corporation ("IEVC") and Inland TRS Property Management, Inc. TRS entities engage in activities that would otherwise produce income that would not be REIT qualifying income, including, but not limited to, managing properties owned through certain of our joint ventures and the sales of ownership interests through our IPCC joint venture. TRS entities are subject to federal and state income and franchise taxes.

**Employees**

As of December 31, 2012, we employed a total of 125 people, none of whom are represented by a union.

**Environmental Matters**

We review and monitor compliance with federal, state and local provisions, which have been enacted or adopted regulating the discharge of material into the environment, or otherwise relating to the protection of the environment. For the year ended December 31, 2012, we did not incur any material capital expenditures for environmental control facilities nor do we anticipate incurring material amounts during the remainder of the current fiscal year or the year ending December 31, 2014.

We believe that all of our investment properties comply in all material respects with all federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances. The environmental condition of our investment properties may be adversely affected by our tenants, by conditions of near-by properties or by unrelated third parties. All of our investment properties have been subjected to Phase I or similar environmental audits at the time they were acquired. These audits, performed by independent consultants, generally involve a review of records and visual inspection of the property. These audits do not include soil sampling or ground water analysis. These audits have not revealed, nor are we aware of, any environmental liability that we believe will have a material adverse effect on our operations. These audits may not, however, reveal all potential environmental liabilities. Additionally, we periodically engage third party environmental specialists to complete site inspections on certain investment properties, namely those occupied by dry cleaners, oil change facilities and print shops, to ensure that the environmental condition of the respective property has not changed.

**Green Initiatives**

We are a member of the U.S. Green Building Council ("USGBC"), which allows us the ability to monitor and comment on conservation and sustainability trends in the marketplace. We made a commitment to improving energy efficiency since sustainability became a national concern and long before Leadership in Energy and Environmental Design ("LEED") certification became possible for existing buildings and operations. Over the past decade, many initiatives have been

undertaken at the centers we manage that have resulted in reductions of energy consumption, waste and improved maintenance cycles. Also, the savings we have obtained through the implementation of these initiatives makes our properties more competitive in the leasing marketplace. Some initiatives that we have implemented are:

- Locally grown drought and salt tolerant native grasses and perennials are utilized with smart irrigation controllers ensuring lower fuel waste for delivery, plant materials that can thrive in the environment and reduced water usage.
- Electric timers allow each light pole to be remotely activated as needed with up to 30% turned off by midnight. New pulse start ballasts and bulbs are being phased in to replace old ballasts. New fixture head designs and configurations improve the quality of lighting at the same or less wattage. Electricity savings results in a payback of three years.
- New HVAC equipment is specified at a minimum of 12 SEER (Seasonal Energy Efficiency Ratings) and economizers to reduce mechanical cooling loads and variable speed blowers reduce energy consumption.
- Roof replacements are being specified with minimum R-19 insulation and TPO (Thermoplastic Polyolefin) membrane systems to reduce cooling loads and improve heat retention.
- Alternative transportation is supported through the use of bicycle racks at all shopping centers and establishment of public bus stops on or adjacent to properties.
- Many national tenants have implemented their own initiatives including the use of energy management systems, use of more natural lighting, reduction of waste production, improved recycling programs and use of more renewable source materials.

**Access to Company Information**

We make available, free of charge, through our website, and by responding to requests addressed to our director of investor relations, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports. These reports are available as soon as reasonably practical after such material is electronically filed or furnished to the SEC. Our website address is www.inlandrealestate.com. The information contained on our website, or on other websites linked to our website, is not part of this document.

**Intellectual Property**

The Inland name and our logo are used under license from The Inland Group, Inc. The license permits our use of the Inland name and our logo in connection with the business of acquiring, owning, operating, managing and disposing of neighborhood retail centers and community centers in the continental United States. The term of the license is indefinite but shall be terminable upon the occurrence of certain events, including but not limited to a change of control, the filing of a claim or lien upon a substantial portion of our assets which is not released, expunged or dismissed within 60 days of filing and which would have a material adverse effect on our business or a general assignment of our assets for the benefit of any creditor.

**Executive Officers**

The following sets forth certain information with regard to our executive officers as of January 1, 2013:

Mark E. Zalatoris, age 55, has served as our president and chief executive officer since April 2008 and previously served as executive vice president and chief operating officer from 2004 to 2008, and as chief financial officer and senior vice president from 2000 to 2004.

Brett A. Brown, age 48, has served as our executive vice president since 2011 and chief financial officer and treasurer since 2008. From 2008 to 2011, Mr. Brown served as our senior vice president. Mr. Brown joined us in May 2004 as vice president and chief financial officer.

Beth Sprecher Brooks, age 58, has served as our senior vice president since 2008 and as our general counsel and secretary since 2006. Ms. Sprecher Brooks joined us in November 2002, became assistant vice president in 2003 and vice president in 2005.

D. Scott Carr, age 47 has served as our executive vice president of portfolio management and chief investment officer since 2011 and has served as the president of Inland Commercial Property Management, Inc., a subsidiary of ours, since 1995. Mr. Carr became senior vice president of portfolio management in 2008.

William W. Anderson, age 54, has served as our senior vice president, transactions, since 2012 and previously served as our vice president, transactions since 2000.

**Certifications**

We have filed with the SEC the chief executive officer and chief financial officer certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K. In addition, we have filed the certification of our chief executive officer with the New York Stock Exchange ("NYSE") for 2012 as required pursuant to Section 303A.12(a) of the NYSE Listed Company Manual. Our chief executive officer certified that he was not aware of any violation by us of the NYSE's corporate governance listing standards as of the date of the certification.

**Algonquin Commons**

In June 2012, we ceased paying the monthly debt service on the mortgage loans encumbering Algonquin Commons. We had hoped to reach an agreement with the special servicer that would revise the loan structure to make continued ownership of the property economically feasible. In January 2013, we received notice that a complaint had been filed by the successors to the lender, alleging events of default under the loan documents and seeking, among other things, to foreclose on the property. Reference is made to our full disclosure of this matter in Item 3, "Legal Proceedings" which is incorporated into this Item 1. "Business."

## Item 1A. Risk Factors

*Set forth below are the risk factors that we believe are material to our investors. The occurrence of any of the risks discussed in this Annual Report on Form 10-K could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions.*

***Real Estate Risks***

***We compete with numerous other parties or entities for real estate and tenants.*** We compete with numerous other persons or entities seeking to buy real estate assets, or to attract tenants to properties we already own, including REITs or other real estate operating companies. These persons or entities may have greater experience and financial strength. There is no assurance that we will be able to acquire additional real estate assets or attract tenants on favorable terms, if at all. For example, our competitors may be willing to purchase properties at prices that result in yields below what we believe is our minimum required yield or may offer space at properties that compete with ours at rental rates below our existing rates, causing us to lose existing or potential tenants and pressuring us to reduce our rental rates to retain existing tenants or convince new tenants to lease space at our properties.

***Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.*** Our economic performance and the value of our real estate assets, and consequently the value of your shares, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to you will be adversely affected. The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic climate;
- competition from other retail properties;
- local real estate market conditions, such as oversupply or reduction in demand for retail properties;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;
- increased operating costs, including, but not limited to, insurance expense, utilities, real estate taxes, state and local taxes, and heightened security costs;
- decreased tenant recovery income as a result of decreased occupancy;
- civil disturbances, natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; and
- declines in the financial condition of our tenants and our ability to collect rents from our tenants.

***Tenants may fail to pay their rent, declare bankruptcy or seek to restructure their leases.*** We derive substantially all of our revenue from leasing space at our investment properties. Thus, our results may be negatively affected by the failure of tenants to pay rent when due. We may experience substantial delays and expense enforcing rights against tenants who do not pay their rent or who seek the protection of the bankruptcy laws. Even if a tenant does not seek the protection of the bankruptcy laws, the tenant may from time to time experience a downturn in its business which may weaken its financial condition and its ability to make rental payments when due, leading the tenant to seek revisions to its leases.

***Loss of revenues from significant tenants could reduce distributions to preferred and common stockholders and have a material adverse effect on our business.*** We derive significant revenues from anchor tenants such as Safeway, Roundy's and Carmax, which are our three largest anchor tenants in our consolidated portfolio and accounted for 4.13%, 3.89% and 3.69%, respectively of our consolidated annualized base rent for the year ended December 31, 2012. Vacated anchor space can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant's customer drawing power. Certain anchors have the right to vacate and hinder re-tenanting by paying rent for the balance of the term. If a significant tenant vacates a property, then other tenants at the property may be entitled to terminate their lease or reduce the amount of their rental obligation. The loss of a significant number of the locations of these anchor tenants, or the inability of them to pay rent, could have a material adverse effect on our business. Distributions to stockholders could be adversely affected by the loss of revenues in the event a tenant becomes bankrupt or insolvent; experiences a downturn in its business; materially defaults on its leases; does not renew its leases as they expire; or renews at lower rental rates.

***Leases on approximately 7% of total leased square feet in our consolidated portfolio and approximately 6% in our unconsolidated portfolio expire during 2013.*** As leases expire, we may not be able to renew or re-lease space at rates comparable to, or better than, the rates contained in the expiring leases, or at all. Leases on approximately 684,000 square feet, or approximately 7% of total leasable square feet of approximately 9,335,000 in our consolidated portfolio, will expire prior to December 31, 2013. Leases on approximately 342,000 square feet, or approximately 6% of total leasable square feet of approximately 5,860,000 in our unconsolidated portfolio, will expire prior to December 31, 2013. If we fail to renew or re-lease space at rates that are at least comparable to the rates on expiring leases, revenues at the impacted properties will decline. Further, we may have to spend significant sums of money to renew or re-lease space covered by expiring leases.

***Property taxes may increase.*** We are required to pay taxes based on the assessed value of our investment properties determined by various taxing authorities such as state or local governments. These taxing authorities may increase the tax rate imposed on a property or may reassess property value, either of which would increase the amount of taxes due on that property.

***We face risks associated with property acquisitions.*** We have acquired, and may continue to acquire properties and portfolios of properties, including large properties that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to the following risks:

- we may be unable to obtain financing for acquisitions on favorable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning and redeveloping acquired properties may be higher than our estimates;
- we are seeking to expand our market area and may acquire properties in areas where we do not have substantial experience in, or knowledge of, the market and may lack business relationships and may be unfamiliar with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

***Acquired properties may expose us to unknown liability.*** We may acquire properties subject to known and unknown liabilities and without any recourse, or with only limited recourse to the seller. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it. Unknown liabilities with respect to acquired properties might include:

- liabilities for clean-up of undisclosed environmental contamination;
- claims by tenants, vendors or other persons against the former owners of the properties;
- liabilities incurred in the ordinary course of business; and
- claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

***We may not be able to quickly vary our portfolio.*** Investments in real estate are relatively illiquid. Except in certain circumstances, in order to continue qualifying as a REIT, we are subject to rules and regulations that limit the ability to sell investment properties within a short period of time. These rules may limit our ability to sell or otherwise dispose of a property even when doing so would be in our interest.

***The recent market disruptions may adversely affect the value of our investment properties.*** The recent market volatility has exerted, and may continue to exert downward pressure on the value of our investment properties and our unconsolidated joint ventures. For example, during the years ended December 31, 2012 and 2011, we recorded approximately $722 and $2,841, respectively of such impairment charges related to certain consolidated properties. The impairment charges were required because we determined that the carrying value of the properties were higher than their fair values and required adjustment. No impairment charges to consolidated properties were recorded or required during the year ended December 31, 2010. Similarly, during the years ended December 31, 2011 and 2010, we recorded approximately $7,824 and $2,498, respectively (amounts equal to our pro rata share of impairment charges on certain unconsolidated development joint venture projects) to reflect the properties at fair value and we recorded approximately $5,223 and $18,190, respectively in impairment losses to record our investment in certain unconsolidated joint ventures at their fair values. No impairment adjustments to unconsolidated

investments or unconsolidated joint venture properties were recorded or required during the year ended December 31, 2012. There is no assurance we will be able to recover any of these charges upon sales of the impacted properties.

*Investment Risks*

***We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on our preferred and distributions on our common stock.*** As of December 31, 2012, we had approximately $746,576 of indebtedness, $412,361 of which was secured. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to pay dividends on our preferred and common stock. Increases in our borrowing and the resulting increase in our leverage could affect our financial condition and make it more difficult for us to comply with our financial covenants governing our indebtedness.

***If we pay distributions that exceed our cash flow from operations, we will have less funds available for other purposes and the amount of distributions may not be sustainable.*** For the year ended December 31, 2012, we paid distributions totaling approximately $7,719 and $53,678 to our preferred and common stockholders, respectively. Our net cash provided by operating activities was approximately $68,955. For the year ended December 31, 2011, we paid distributions totaling approximately $779 and $50,500 to our preferred and common stockholders, respectively. Our net cash provided by operating activities was approximately $63,274. To the extent that net cash provided by operating activities declines we may be forced to consider reducing our distributions or the amount that we pay in cash in order to preserve a cushion between the amount of cash distributions paid and net cash provided by operating activities. To the extent that we pay cash distributions exceeding net cash provided by operating activities, the amount of our distribution payments may not be sustainable or we may use funds generated by financing or investing activities which could further reduce the amount of cash available for other purposes including acquiring new investment properties, funding capital expenditures on existing investment properties, funding cash requirements for our various joint ventures or repaying debt. If these other requirements cannot be reduced, we will likely be forced to reduce the amount of our cash distributions.

***We have changed the amount of our distributions in the past and may change our distribution policy in the future.*** Recognizing the need to maintain maximum financial flexibility in light of the state of the capital markets, in 2009 we reduced the amount we paid monthly in distributions to $0.0475 per common share. We have continued to pay this amount monthly and we currently expect to continue to pay monthly cash dividends at this rate in 2013, but we may change our distribution policy again at any time in the future.

The decision to declare and pay distributions on our common stock in the future, as well as the timing, amount and composition of any future distributions, will depend on our earnings, cash flows from operations, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and any other factors we deem relevant. Any change in our distribution policy or the amount of distributions we pay to common stockholders could have a material adverse effect on the market price of our preferred and common stock.

***Our shareholders have experienced dilution as a result of our stock offerings and they may experience further dilution if we issue additional stock.*** The issuance of common stock in our prior offerings and our current at-the-market ("ATM") issuance program and the issuance of preferred stock in 2012 and 2011 have, and may continue to have, a dilutive effect on our earnings and funds from operations per share. Any additional issuances of stock will also further reduce the percentage of our stock owned by investors who do not participate in these future issuances. Shareholders are not entitled to vote on whether or not we issue additional stock already authorized for issuance. In addition, depending on the terms and pricing of an additional offering of our stock and the value of our properties, our shareholders may experience dilution in both the book value and market value of their shares.

***Changes in market conditions could adversely affect the market price of our preferred and common stock.*** The trading price of our shares of preferred or common stock, like other publicly traded equity securities, depends on various market conditions that may change from time to time. Among the market conditions that could affect the market price of our preferred and common stock are the following:

- the extent of investor interest in our securities;
- the general reputation of real estate investment trusts and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate based companies;

- material economic concerns;
- changes in tax laws;
- our financial performance; and
- general stock and bond market conditions.

Our common stock may trade at prices that are higher or lower than our net asset value per share of common stock. If, among other things, our future earnings or cash distributions are less than expected, it is likely that the market price of our preferred and common stock will decline.

***Our investment in preferred and common equity securities have, and may in the future, negatively impact our results.*** To enhance the yields available to us on our cash balances, we have invested in a portfolio of preferred and common equity securities issued by other REIT and non-REIT companies. As of December 31, 2012, the balance of our investment securities was $8,711, net of an unrealized gain of $762. Fluctuations in the global credit and equity markets can have an impact on the trading price of these securities. No impairment charges were recorded or required for the years ended December 31, 2012, 2011 and 2010, but we may have to recognize impairment charges or losses related to these investments in future periods.

***Our objectives may conflict with those of our joint venture partners.*** We own certain of our investment properties, through joint ventures with third parties. In some cases, we control the joint venture and in some cases we are a minority partner. Investments in joint ventures involve risks that are not otherwise present with properties which we own entirely. For example, a joint venture partner may file for bankruptcy protection or may have economic or business interests or goals which are inconsistent with our goals or interests. Further, although we may own a controlling interest in a joint venture and may have authority over major decisions such as the sale or refinancing of investment properties, we may have fiduciary duties to the joint venture partners or the joint venture itself that may cause, or require, us to take or refrain from taking actions that we would otherwise take if we owned the investment properties outright. Certain joint venture commitments require us to invest cash in non-operating property under development and in properties that do not necessarily meet our investment criteria but which are offered for syndication through our joint venture with IPCC. In some cases, capital has been committed for periods longer than expected, for example, when development or syndication takes longer than anticipated thus impacting our liquidity and capital resources.

*Financing Risks*

***We often need to borrow money to finance our business.*** Our ability to internally fund operating or capital needs is limited since we must distribute at least 90% of our taxable income, subject to certain adjustments, to stockholders to qualify as a REIT. Consequently, we may have to borrow money to fund operating or capital needs or to satisfy the distribution requirements, imposed by the Code, to maintain status as a REIT. Borrowing money exposes us to various risks. For example, our investment properties may not generate enough cash to pay the principal and interest obligations on loans or we may violate a loan covenant that results in the lender accelerating the maturity date of a loan. As of December 31, 2012, we owed a total of approximately $746,576. Approximately $412,361 of this debt is secured by mortgages on our investment properties. The remaining $334,215 is comprised of unsecured debt reflecting draws on our line of credit facility and borrowings under our term loans and the face value of our convertible notes.

If we fail to make timely payments on our debt, including those cases where a lender has accelerated the maturity date due to a violation of a loan covenant, the lenders could foreclose on the investment properties securing the loan and we could lose our entire investment on any foreclosed properties. Once a loan becomes due, we must either pay the remaining balance or borrow additional money to pay off the maturing loan. We may not, however, be able to obtain a new loan, or the terms of the new loan, such as the interest rate or payment schedule, may not be as favorable as the terms of the maturing loan. Thus, we may be forced to sell a property at an unfavorable price to pay off the maturing loan or agree to less favorable loan terms. In addition, we may have limited availability under our line of credit facility which may reduce our ability to borrow funds.

A total of approximately $106,658 and $82,597 of our indebtedness, including required monthly principal amortization, matures on or before December 31, 2013 and 2014, respectively. We intend to repay this debt using available cash, by borrowing amounts under our unsecured line of credit facility or by refinancing the maturing debt, or some combination of all these. There is no assurance we will be able to do so and we may incur significantly higher borrowing costs, all of which could have a material adverse effect on our results of operations and financial condition. Included in the debt maturing in 2013 is approximately $90,247 secured by our Algonquin Commons property. Although these loans do not mature until November

2014, we have included them in 2013 because the lender has accelerated the due date of the loans in connection with their decision to initiate foreclosure proceedings.

As of December 31, 2012, we owed approximately $361,000, or 48% of total outstanding debt, on indebtedness that bore interest at variable rates with a weighted average of 2.38% per annum. These rates are reset each month. A 1.0% annualized increase in these variable rates would have increased our interest expense by approximately $3,610 for the year ended December 31, 2012. We may borrow additional amounts that bear interest at variable rates. If interest rates increase, the amount of interest that we would be required to pay on these borrowings will also increase. Additionally, if lending requirements become stricter, we may find it difficult to encumber properties with terms similar to our current loan terms. This could result in a decrease in the number of properties we are able to purchase or principal and/or interest payments higher than recent historical levels. Higher interest payments could have a material adverse effect on our results of operations and would result in a decrease in the amount of cash available for distribution to holders of our common stock.

We have guaranteed approximately $800 of unconsolidated joint venture debt and approximately $7,400 of consolidated debt as of December 31, 2012. These guarantees are in effect for the entire term of each respective loan. We would be required to make payments on these guarantees upon the default of any of the provisions in the loan documents, unless the default is otherwise waived. Approximately $37,644 of total unconsolidated joint venture debt matures during 2013, of which we have guaranteed $800. The joint ventures expect to either repay the maturing debt as it matures or will soon be in discussions with various lenders to extend or restructure this joint venture debt although there is no assurance that we, or our joint venture partners, will be able to restructure this debt on terms and conditions we find acceptable, if at all. Our pro rata share of any repayments will be funded using available cash and/or draws on our line of credit facility.

In June 2012, we ceased paying the monthly debt service on the mortgage loans encumbering Algonquin Commons. In January 2013, we received notice that a complaint had been filed by the successors to the lender alleging events of default under the loan documents and seeking to foreclose on the property. The loan documents include a payment guarantee, equal to approximately $18,600 at December 31, 2012. If we are required to pay the full amount outstanding under the guaranty, then making that payment could have a material adverse effect on our consolidated statements of cash flows for the period and the year in which it would be made and it could have a material adverse effect on our consolidated statements of operations and comprehensive income for the period and the year in which we culminate the disposal of the property and related debt.

***Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.*** As of December 31, 2012, we had approximately $746,576 in total indebtedness outstanding on a consolidated basis (excluding unconsolidated joint venture debt). Additionally, there was a total of approximately $460,116 of outstanding debt incurred by our unconsolidated joint ventures, of which our pro rata share was approximately $235,941. Debt to total market capitalization ratio, which measures total debt as a percentage of the aggregate of total debt plus the market value of outstanding equity securities, is often used by analysts to gauge leverage for REITs such as us. Our debt to total market capitalization ratio was approximately 46.5%, excluding unconsolidated joint venture debt, and 53.4%, including our pro rata share of unconsolidated joint venture debt, as of December 31, 2012. This ratio will increase with declines in our stock price which closed at $8.38 on December 31, 2012 or with increases in our borrowing, all of which could have a material adverse effect on the trading price of our stock. In addition, our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. In addition, a greater amount of debt relative to our peer group could have a negative effect on our stock price.

***Covenants in our debt agreements could adversely affect our financial condition.*** The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to borrow additional monies secured by the property or to discontinue insurance coverage, among other things. Covenants on our unsecured line of credit facility also limit our ability to incur indebtedness above certain levels and require us to satisfy certain conditions before borrowing, such as maintaining certain total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt, among others. If we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan unless we are able to repay the loan. Failure to comply with these covenants could cause a default under the applicable debt agreement, and we may then be required to repay this debt. Under those circumstances, we may not have sufficient resources to repay this debt.

***To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective and may reduce the overall returns on your investment.*** From time to time we have used, and may in the future use, derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or

repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We do not believe the risk of counterparty nonperformance is material due to the current economic conditions.

***Federal Income Tax Risks***

***Failure to Qualify as a REIT.*** We may fail to qualify as a REIT if, among other things:

- less than 75% of the value of our total assets consists of cash and cash items (including receivables), real estate assets (including mortgages and interests in mortgages) and government securities at the close of each fiscal quarter;
- securities of any one issuer (other than permitted securities, such as government securities or mortgages) represent more than 5% of the value of our total assets; however, up to 25% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries;
- we own more than 10% of the outstanding voting securities of any one issuer or more than 10% of the value of the outstanding securities of a single issuer other than certain permitted securities, such as government securities or mortgages, and securities in a taxable REIT subsidiary;
- less than 75% of our gross income (excluding income from prohibited transactions) is derived from real estate sources. These sources include mortgage interest, rents from real property, amounts received as consideration to enter into real estate leases or to make a loan secured by a mortgage and gains from the sale of real estate assets;
- less than 95% of our gross income is derived from the income items included in the 75% test and also includes interest income, dividend income and gains from the sale of securities; or
- we fail to distribute at least 90% of our taxable income, subject to certain adjustments, to stockholders.

***If we fail to qualify as a REIT in any taxable year, our operations and distributions to stockholders will be adversely affected.*** We intend to operate so as to continue qualifying as a REIT under the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its stockholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances is not entirely within our control and may affect our ability to qualify, or continue to qualify, as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of qualification.

If we were to fail to qualify as a REIT in any taxable year and were not entitled to relief under the Code:

- we would not be allowed to deduct dividends paid to stockholders when computing our taxable income;
- we would be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which we failed to qualify, unless entitled to relief under certain statutory provisions;
- we would have less cash to pay distributions to stockholders; and
- we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of being disqualified.

***We face possible adverse changes in tax laws.*** From time to time, changes in federal, state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. The shortfall in tax revenues at the federal, state and municipal

government levels in recent years may lead to an increase in the frequency and size of these changes. If these changes occur, we may be required to pay additional taxes on our income, property or net worth and may be assessed interest and penalties on such additional taxes.

***In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available to pay distributions.*** Even if we maintain our status as a REIT, we may become subject to federal income taxes and related state taxes. For example, if we have net income from a "prohibited transaction," we will incur taxes equal to the full amount of the income from the prohibited transaction. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on this income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have to file income tax returns to receive a refund of the income tax paid on their behalf. We also may be subject to state and local taxes on our income, property or net worth, either directly or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes paid by us will reduce our cash available to pay distributions.

***Distributions to tax-exempt investors may be classified as unrelated business tax income.*** The Code may classify distributions paid to a tax-exempt investor as unrelated business tax income, or UBTI, if the investor borrows money to purchase our shares.

***In order to maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.*** In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the real estate investment trust distribution requirements, even if the then prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income, subject to certain adjustments, each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. We may need short-term debt or long-term debt, proceeds from asset sales, creation of joint ventures or sale of common stock to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

***Third parties may be discouraged from making acquisition or other proposals that may be in stockholders' best interests.*** Under our governing documents, no single person or group of persons (an entity is considered a person) may own more than 9.8% of our outstanding shares of common stock (unless permitted by the board). Although the board may waive the application of these provisions to certain persons, they are not obligated to do so. These provisions may prevent or discourage a third party from making a tender offer or other business combination proposal such as a merger, even if such a proposal would be in the best interest of the stockholders.

***Recent tax-rate changes could reduce after-tax returns for holders of our common and preferred stock.*** The maximum rates on ordinary dividend income and long-term capital gains received after December 31, 2012, by individuals, estates, and trusts increased from 35% and 15%, respectively, to 39.6% and 20%, respectively. In addition, for taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common and preferred stock.

***Insurance Risks***

***Some potential losses are not covered by insurance.*** We continue to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. There are other types of losses, such as from wars, acts of nuclear, biological or chemical terrorism or the presence of mold at our properties, for which we cannot obtain insurance at all or at a reasonable cost. With respect to these losses and losses from acts of terrorism, earthquakes or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties.

***Potential liability for environmental contamination could result in substantial costs.*** Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our properties simply because of our current or past ownership or operation of our real estate. If environmental problems arise, we may have to make substantial payments because:

- as owner or operator we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;

- the law typically imposes clean up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;

- even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the cleanup costs; and

- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may materially and adversely affect our ability to borrow against, sell or rent an affected property.

In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Changes in laws increasing the potential liability for environmental conditions existing at our properties, or increasing the restrictions on the handling, storage or discharge of hazardous or toxic substances or petroleum products or other actions, may result in significant unanticipated expenditures.

Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos:

- properly manage and maintain the asbestos;

- notify and train those who may come into contact with asbestos; and

- undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Some of our properties are located in urban, industrial and previously developed areas where fill or current or historic industrial uses of the areas have caused site contamination. It is our policy to retain independent environmental consultants to conduct Phase I environmental site assessments and asbestos surveys for each property we seek to acquire. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents, but do not involve invasive techniques such as soil and ground water sampling. Where appropriate, on a property-by-property basis, our practice is to have these consultants conduct additional testing, including sampling for asbestos, for lead in drinking water, for soil contamination where underground storage tanks are or were located or where other past site usage create a potential environmental problem, and for contamination in groundwater. Even though these environmental assessments are conducted, there is still the risk that:

- the environmental assessments and updates did not identify all potential environmental liabilities;

- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments;

- new environmental liabilities have developed since the environmental assessments were conducted; and

- future uses or conditions such as changes in applicable environmental laws and regulations could result in environmental liability for us.

Inquiries about indoor air quality may necessitate special investigation and, depending on the results, remediation beyond our regular indoor air quality testing and maintenance programs. Indoor air quality issues can stem from inadequate ventilation, chemical contaminants from indoor or outdoor sources, and biological contaminants such as molds, pollen, viruses and bacteria. Indoor exposure to chemical or biological contaminants above certain levels can be alleged to be connected to allergic reactions or other health effects and symptoms in susceptible individuals. If these conditions were to occur at one of our

properties, we may need to undertake a targeted remediation program, including without limitation, steps to increase indoor ventilation rates and eliminate sources of contaminants. These remediation programs could be costly, necessitate the temporary relocation of some or all of the property's tenants or require rehabilitation of the affected property.

***Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.*** The Americans with Disabilities Act generally requires that public buildings, including shopping centers, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. We may be required to invest substantial amounts of capital to make, among other things, substantial alterations in one or more of our properties, including the removal of access barriers, to comply with the Americans with Disabilities Act.

Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures.

**Item 1B. Unresolved Staff Comments**

As of the date of this Annual Report on Form 10-K, we had no outstanding unresolved comments from the Commission staff regarding our periodic or current reports.

## Item 2. Properties

As of December 31, 2012, we owned fee simple interests in 113 investment properties, excluding unconsolidated joint ventures, comprised of 31 single-user retail properties, 42 Neighborhood Retail Centers, 13 Community Centers, 26 Power Centers and 1 Lifestyle Center. These investment properties are located in the states of Florida (1), Illinois (64), Indiana (6), Massachusetts (1), Michigan (1), Minnesota (18), Nebraska (1), Ohio (3), Pennsylvania (1), Tennessee (1), Texas (2), Virginia (1) and Wisconsin (13). Most tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance. For additional details related to investment property encumbrances, see "Real Estate and Accumulated Depreciation" (Schedule III) herein.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Single-User** | | | | | | |
| Bally Total Fitness<br>St. Paul, MN | 43,000 | 09/99 | 1998 | 100% (4) | $ 12.60 | L.A. Fitness (4) |
| Carmax<br>Schaumburg, IL | 93,333 | 12/98 | 1998 | 100% | 22.47 | Carmax |
| Carmax<br>Tinley Park, IL | 94,518 | 12/98 | 1998 | 100% | 20.36 | Carmax |
| Cub Foods<br>Buffalo Grove, IL | 56,192 | 06/99 | 1999 | 100% | 14.02 | Cub Foods (sublet to Eskape) |
| Cub Foods<br>Hutchinson, MN | 60,208 | 01/03 | 1999 | 100% (4) | 9.79 | Cub Foods (4) |
| Disney<br>Celebration, FL | 166,131 | 07/02 | 1995 | 100% | 17.37 | Walt Disney World |
| Dominick's<br>Countryside, IL | 62,344 | 12/97 | 1975/2001 | 100% | 4.28 | Dominick's Finer Foods |
| Dominick's<br>Schaumburg, IL | 71,400 | 05/97 | 1996 | 100% | 18.53 | Dominick's Finer Foods |
| Food 4 Less<br>Hammond, IN | 71,313 | 05/99 | 1999 | 100% | 11.80 | Dominick's Finer Foods (sublet to Food 4 Less) |
| Glendale Heights Retail<br>Glendale Heights, IL | 68,879 | 09/97 | 1997 | 100% (4) | 11.90 | Dominick's Finer Foods (4) |
| PetSmart<br>Gurnee, IL | 25,692 | 04/01 | 1997 | 100% | 15.17 | PetSmart |
| Pick 'N Save<br>Waupaca, WI | 63,780 | 03/06 | 2002 | 100% | 11.47 | Pick 'N Save |
| Rite-Aid<br>Chattanooga, TN | 10,908 | 05/02 | 1999 | 100% | 21.26 | Rite Aid |
| Roundy's<br>Menomonee Falls, WI | 103,611 | 11/10 | 2010 | 100% | 16.25 | Super Pick 'N Save |
| Staples<br>Freeport, IL | 24,049 | 12/98 | 1998 | 100% | 11.50 | Staples |
| Verizon<br>Joliet, IL | 4,504 | 05/97 | 1995 | 100% | 40.70 | None |
| **Single-User (IPCC Joint Venture)** | | | | | | |
| BJ's Wholesale Club<br>Gainesville, VA | 76,267 | 11/12 | 2012 | 100% | 13.08 | BJ's Wholesale Club |
| Dick's Sporting Goods<br>Cranberry Township, PA | 81,780 | 12/12 | 2012 | 100% | 18.00 | Dick's Sporting Goods |
| Dollar General<br>Baldwin, WI | 9,026 | 12/02 | 2011 | 100% | 9.59 | None |
| Dollar General<br>Mercer, WI | 9,026 | 12/02 | 2012 | 100% | 7.88 | None |
| Dollar General<br>Nekoosa, WI | 9,026 | 12/02 | 2012 | 100% | 8.76 | None |
| Dollar General<br>Oxford, WI | 9,026 | 12/02 | 2012 | 100% | 9.21 | None |
| Dollar General<br>Spooner, WI | 9,026 | 12/02 | 2012 | 100% | 9.96 | None |
| Dollar General<br>Wittenberg, WI | 9,100 | 12/02 | 2012 | 100% | 8.17 | None |
| Family Dollar<br>Cisco, TX | 8,000 | 10/12 | 2012 | 100% | 9.98 | None |
| Family Dollar<br>Lorain, OH | 8,400 | 10/12 | 2012 | 100% | 12.24 | None |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Single-User (IPCC Joint Venture)** | | | | | | |
| Walgreens<br>Benton Harbor, MI | 14,820 | 12/12 | 2007 | 100% | $ 23.68 | Walgreens (5) |
| Walgreens<br>El Paso, TX | 15,120 | 12/12 | 1999 | 100% | 20.12 | Walgreens (5) |
| Walgreens<br>Milwaukee, WI | 13,905 | 06/12 | 1999 | 100% | 16.65 | Walgreens (5) |
| Walgreens<br>New Bedford, MA | 10,350 | 09/12 | 1994 | 100% | 20.83 | Walgreens (5) |
| Walgreens<br>Villa Park, IL | 12,154 | 08/12 | 1997 | 100% | 30.03 | Walgreens (5) |
| **Neighborhood Retail Centers** | | | | | | |
| 22nd Street Plaza Outlot<br>Oakbrook Terrace, IL | 9,970 | 11/97 | 1985/2004 | 100% | 44.50 | None |
| Aurora Commons<br>Aurora, IL | 126,908 | 01/97 | 1988 | 91% | 8.91 | Jewel Food Stores |
| Berwyn Plaza<br>Berwyn, IL | 15,726 | 05/98 | 1983 | 100% | 11.45 | Deal$ |
| Big Lake Town Square<br>Big Lake, MN | 67,858 | 01/06 | 2005 | 100% | 11.99 | Coborn's Super Store |
| Brunswick Market Center<br>Brunswick, OH | 119,540 | 12/02 | 1997/1998 | 96% | 12.67 | Buehler's Food Markets |
| Cliff Lake Centre<br>Eagan, MN | 74,182 | 09/99 | 1988 | 84% | 12.90 | None |
| Downers Grove Market<br>Downers Grove, IL | 103,419 | 03/98 | 1998 | 90% | 17.76 | Dominick's Finer Foods |
| Dunkirk Square<br>Maple Grove, MN | 79,130 | 09/99 | 1998 | 97% | 13.59 | Rainbow |
| Eastgate Center<br>Lombard, IL | 129,101 | 07/98 | 1959/2000 | 79% | 6.70 | Schroeder's Ace Hardware<br>Illinois Secretary of State<br>Illinois Dept. of Employment |
| Edinburgh Festival<br>Brooklyn Park, MN | 91,536 | 10/98 | 1997 | 89% | 9.42 | Festival Foods |
| Elmhurst City Centre<br>Elmhurst, IL | 39,090 | 02/98 | 1994 | 95% | 15.30 | Walgreens (5) |
| Gateway Square<br>Hinsdale, IL | 39,710 | 03/99 | 1985 | 83% | 25.29 | None |
| Golf Road Plaza<br>Niles, IL | 25,992 | 04/97 | 1982 | 85% | 12.49 | None |
| Grand Hunt Center Outlot<br>Gurnee, IL | 21,194 | 12/96 | 1996 | 100% | 19.74 | None |
| Hammond Mills<br>Hammond, IN | 7,488 | 12/98 | 1998/2011 | 100% | 23.06 | None |
| Hawthorn Village Commons<br>Vernon Hills, IL | 98,806 | 08/96 | 1979 | 48% | 16.37 | Dollar Tree |
| Hickory Creek Market Place<br>Frankfort, IL | 55,831 | 08/99 | 1999 | 70% (4) | 17.72 | None |
| Iroquois Center<br>Naperville, IL | 140,981 | 12/97 | 1983 | 77% | 10.82 | Planet Fitness<br>Xilin Association<br>Big Lots |
| Medina Marketplace<br>Medina, OH | 92,446 | 12/02 | 1956/2010 | 100% | 11.10 | Giant Eagle, Inc. |
| Mundelein Plaza<br>Mundelein, IL | 16,803 | 03/96 | 1990 | 90% | 18.23 | None |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | | |
| Nantucket Square<br>Schaumburg, IL | 56,981 | 09/95 | 1980 | 88% | $ 12.11 | Go Play |
| Oak Forest Commons<br>Oak Forest, IL | 108,330 | 03/98 | 1998 | 82% | 12.19 | Food 4 Less |
| | | | | | | O'Reilys Auto Parts |
| Oak Forest Commons III<br>Oak Forest, IL | 7,424 | 06/99 | 1999 | 40% | 17.59 | None |
| Oak Lawn Town Center<br>Oak Lawn, IL | 12,506 | 06/99 | 1999 | 85% | 27.99 | None |
| Orland Greens<br>Orland Park, IL | 45,031 | 09/98 | 1984 | 93% | 11.77 | Dollar Tree |
| | | | | | | Spree Look Good. Do Good |
| Park Square<br>Brooklyn Park, MN | 136,664 | 08/02 | 1986/1988/ 2006 | 99% | 10.44 | Rainbow |
| | | | | | | Planet Fitness |
| Park St. Claire<br>Schaumburg, IL | 11,859 | 12/96 | 1994 | 100% | 16.95 | None |
| Plymouth Collection<br>Plymouth, MN | 45,915 | 01/99 | 1999 | 100% | 18.75 | Golf Galaxy |
| Quarry Outlot<br>Hodgkins, IL | 9,650 | 12/96 | 1996 | 100% | 33.96 | None |
| River Square<br>Naperville, IL | 58,260 | 06/97 | 1988/2000 | 92% | 23.31 | None |
| Rose Plaza<br>Elmwood Park, IL | 24,204 | 11/98 | 1997 | 100% | 19.11 | Binny's Beverage Depot |
| Schaumburg Plaza<br>Schaumburg, IL | 63,485 | 06/98 | 1994 | 81% | 13.95 | JoAnn Stores |
| | | | | | | Party City |
| Shingle Creek Center<br>Brooklyn Center, MN | 39,146 | 09/99 | 1986 | 87% | 10.79 | None |
| Six Corners Plaza<br>Chicago, IL | 80,596 | 10/96 | 1966/2005 | 99% | 13.19 | L.A. Fitness |
| | | | | | | Conway |
| St. James Crossing<br>Westmont, IL | 49,994 | 03/98 | 1990 | 58% | 20.82 | None |
| The Shops at Cooper's Grove<br>Country Club Hills, IL | 72,518 | 01/98 | 1991 | 16% | 15.64 | None |
| Townes Crossing<br>Oswego, IL | 105,989 | 08/02 | 1988 | 90% | 11.75 | Jewel Food Stores |
| Wauconda Crossings<br>Wauconda, IL | 90,167 | 08/06 | 1997 | 97% (4) | 13.88 | Dominick's Finer Foods (4) |
| | | | | | | Walgreens |
| Wauconda Shopping Center<br>Wauconda, IL | 34,137 | 05/98 | 1988 | 84% | 10.33 | Dollar Tree |
| Westriver Crossings<br>Joliet, IL | 32,452 | 08/99 | 1999 | 72% | 19.32 | None |
| Winnetka Commons<br>New Hope, MN | 42,415 | 07/98 | 1990 | 87% | 10.78 | Walgreens (sublet to Frattalone's Hardware) |
| Woodland Heights<br>Streamwood, IL | 120,436 | 06/98 | 1956/1997 | 93% | 7.94 | Jewel Food Stores |
| | | | | | | U.S. Postal Service |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Community Centers** | | | | | | |
| Apache Shoppes<br>Rochester, MN | 60,780 | 12/06 | 2005/2006 | 95% | $ 10.29 | Trader Joe's |
| | | | | | | Chuck E. Cheese |
| Bergen Plaza<br>Oakdale, MN | 257,952 | 04/98 | 1978 | 93% (4) | 6.32 | K-Mart |
| | | | | | | Rainbow |
| | | | | | | Dollar Tree |
| Bohl Farm Marketplace<br>Crystal Lake, IL | 97,287 | 12/00 | 2000 | 99% | 13.94 | Dress Barn |
| | | | | | | Barnes & Noble |
| | | | | | | Buy Buy Baby |
| Burnsville Crossing<br>Burnsville, MN | 97,210 | 09/99 | 1989/2010 | 93% | 10.84 | PetSmart |
| | | | | | | Becker Furniture World |
| Chestnut Court<br>Darien, IL | 172,918 | 03/98 | 1987/2009 | 93% (4) | 10.36 | Office Depot (4) |
| | | | | | | X-Sport Gym |
| | | | | | | Tuesday Morning |
| | | | | | | JoAnn Stores |
| | | | | | | Oakridge Hobbies & Toys |
| | | | | | | Ross Dress for Less |
| Lake Park<br>Michigan City, IN | 114,867 | 02/98 | 1990 | 87% | 5.03 | Jo Ann Stores |
| | | | | | | Hobby Lobby |
| | | | | | | Party City |
| Mosaic Crossing (f/k/a Oliver Square)<br>West Chicago, IL | 77,637 | 01/98 | 1990 | —% | — | None |
| Orchard Crossing<br>Ft. Wayne, IN | 130,131 | 04/07 | 2008 | 80% | 13.38 | Gordman's |
| | | | | | | Dollar Tree |
| Park Center<br>Tinley Park, IL | 132,940 | 12/98 | 1988 | 88% | 12.71 | Charter Fitness |
| | | | | | | Chuck E. Cheese |
| | | | | | | Old Country Buffet |
| | | | | | | Sears Outlet |
| Skokie Fashion Square<br>Skokie, IL | 84,857 | 12/97 | 1984/2010 | 96% | 11.35 | Ross Dress for Less |
| | | | | | | Produce World |
| Skokie Fashion Square II<br>Skokie, IL | 7,151 | 11/04 | 1984/2010 | 100% | 42.94 | None |
| The Plaza<br>Brookfield, WI | 107,952 | 02/99 | 1985 | 94% | 13.69 | CVS |
| | | | | | | Guitar Center |
| | | | | | | Hooters of America |
| | | | | | | Stan's Bootery |
| Two Rivers Plaza<br>Bolingbrook, IL | 57,900 | 10/98 | 1994 | 78% | 11.43 | Marshall's |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Power Centers** | | | | | | |
| Baytowne Shoppes/Square Champaign, IL | 118,305 | 02/99 | 1993 | 100% | $ 13.74 | Staples |
| | | | | | | PetSmart |
| | | | | | | Party City |
| | | | | | | Citi Trends |
| | | | | | | Ulta |
| Bradley Commons Bourbonnais, IL | 174,348 | 11/11 | 2007/2011 | 95% | 13.41 | Shoe Carnival |
| | | | | | | Ulta |
| | | | | | | Bed, Bath & Beyond |
| | | | | | | Dick's Sporting Goods |
| | | | | | | Petco |
| Crystal Point Crystal Lake, IL | 357,914 | 07/04 | 1976/1998/ 2012 | 95% | 9.98 | Best Buy |
| | | | | | | K-Mart |
| | | | | | | Bed, Bath & Beyond |
| | | | | | | The Sports Authority |
| | | | | | | Cost Plus World Market |
| | | | | | | Ross Dress for Less |
| | | | | | | The Fresh Market |
| Deertrace Kohler Kohler, WI | 149,924 | 07/02 | 2000 | 98% | 10.37 | Elder Beerman |
| | | | | | | TJ Maxx |
| | | | | | | Dollar Tree |
| | | | | | | Ulta |
| | | | | | | Jo Ann Stores |
| Deertrace Kohler II Kohler, WI | 24,292 | 08/04 | 2003/2004 | 100% | 16.12 | None |
| Joliet Commons Joliet, IL | 158,853 | 10/98 | 1995 | 100% | 13.91 | Cinemark |
| | | | | | | PetSmart |
| | | | | | | Barnes & Noble |
| | | | | | | Old Navy |
| | | | | | | Party City |
| | | | | | | Jo Ann Stores |
| | | | | | | Buffet City |
| Joliet Commons Phase II Joliet, IL | 40,395 | 02/00 | 1999 | 100% | 13.54 | Office Max |
| Lansing Square Lansing, IL | 233,508 | 12/96 | 1991 | 6% | 19.11 | None |
| Mankato Heights Plaza Mankato, MN | 155,173 | 04/03 | 2002 | 89% | 13.30 | TJ Maxx |
| | | | | | | Michael's |
| | | | | | | Old Navy |
| | | | | | | Pier 1 Imports |
| | | | | | | Petco |
| | | | | | | Famous Footwear |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Power Centers** | | | | | | |
| Maple Park Place Bolingbrook, IL | 214,455 | 01/97 | 1992/2004 | 96% (4) | $ 11.95 | X-Sport Gym |
| | | | | | | Office Depot (4) |
| | | | | | | The Sports Authority |
| | | | | | | Best Buy |
| | | | | | | Ross Dress for Less |
| Naper West Naperville, IL | 214,109 | 12/97 | 1985/2009/ 2012 | 99% (4) | 10.18 | Barrett's Home Theater Store |
| | | | | | | JoAnn Stores |
| | | | | | | Sears Outlet |
| | | | | | | Ross Dress for Less |
| Orland Park Place Outlots Orland Park, IL | 11,900 | 08/07 | 2007 | 100% | 47.88 | Olympic Flame |
| Orland Park Place Outlots II Orland Park, IL | 22,966 | 04/12 | 2007 | 100% | 32.54 | None |
| Park Avenue Centre Highland Park, IL | 64,943 | 06/97 | 1996/2005 | 100% | 11.76 | Staples |
| | | | | | | TREK Bicycle Store |
| | | | | | | Illinois Bone and Joint |
| Park Place Plaza St. Louis Park, MN | 88,999 | 09/99 | 1997/2006 | 100% | 15.52 | Office Max |
| | | | | | | PetSmart |
| Pine Tree Plaza Janesville, WI | 187,413 | 10/99 | 1998 | 98% | 10.19 | Gander Mountain |
| | | | | | | TJ Maxx |
| | | | | | | Staples |
| | | | | | | Michaels |
| | | | | | | Old Navy |
| | | | | | | Petco |
| | | | | | | Famous Footwear |
| Rivertree Court Vernon Hills, IL | 308,610 | 07/97 | 1988/2011 | 97% | 11.42 | Best Buy |
| | | | | | | Discovery Clothing |
| | | | | | | Office Depot |
| | | | | | | TJ Maxx |
| | | | | | | Michaels |
| | | | | | | Ulta |
| | | | | | | Harlem Furniture |
| | | | | | | Gordman's |
| | | | | | | Old Navy |
| Rochester Marketplace Rochester, MN | 70,213 | 09/03 | 2001/2003 | 100% | 14.87 | Staples |
| | | | | | | PetSmart |
| Salem Square Countryside, IL | 116,992 | 08/96 | 1973/1985/ 2009 | 100% | 8.73 | TJ Maxx |
| | | | | | | Marshall's |
| Schaumburg Promenade Schaumburg, IL | 91,831 | 12/99 | 1999 | 100% | 13.38 | Ashley Furniture |
| | | | | | | DSW Shoe Warehouse |
| | | | | | | Casual Male |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Power Centers** | | | | | | |
| Shakopee Outlot<br>Shakopee, MN | 12,285 | 03/06 | 2007 | 85% | $ 18.97 | None |
| Shakopee Valley Marketplace<br>Shakopee, MN | 146,362 | 12/02 | 2000/2001 | 99% | 9.75 | Kohl's<br>Office Max |
| The Shoppes at Grayhawk<br>Omaha, NE | 81,000 | 02/06 | 2001/2004 | 88% (4) | 24.36 | Michael's |
| The Shops at Orchard Place<br>Skokie, IL | 159,091 | 12/02 | 2000 | 94% | 28.74 | Best Buy<br>DSW Shoe Warehouse<br>Ulta<br>Pier 1 Imports<br>Petco<br>Walter E Smithe<br>Party City |
| University Crossings<br>Mishawaka, IN | 111,651 | 10/03 | 2003 | 98% | 14.71 | Marshall's<br>Petco<br>Dollar Tree<br>Pier 1 Imports<br>Ross Medical Education Center<br>Babies 'R' Us |
| Valparaiso Walk<br>Valparaiso, IN | 137,500 | 12/12 | 2005 | 100% | 13.72 | Best Buy<br>Michael's<br>Marshall's<br>Bed, Bath & Beyond |
| **Lifestyle Centers** | | | | | | |
| Algonquin Commons<br>Algonquin, IL | 563,704 | 02/06 | 2004/2005 | 90% | 13.04 | PetSmart<br>Office Max<br>Pottery Barn<br>Old Navy<br>DSW Show Warehouse<br>Discovery Clothing<br>Dick's Sporting Goods<br>Trader Joe's<br>Ulta<br>Charming Charlie<br>Ross Dress for Less<br>Gordman's |
| Total | 9,335,076 | | | 90% | $ 13.21 | |

As of December 31, 2012, we owned fee simple interests in 44 investment properties through our unconsolidated joint ventures and Delaware Statutory Trust interests in the six properties owned through our IPCC joint venture, comprised of 6 single-user retail properties, 17 Neighborhood Retail Centers, 10 Community Centers, and 11 Power Centers. These investment properties are located in the states of Idaho (1), Illinois (21), Kansas (1), Kentucky (1), Minnesota (12), Missouri (1), Ohio (2), Utah (1) and Wisconsin (4). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Single-User** | | | | | | |
| Cub Foods<br>Arden Hills, MN | 68,442 | 03/04 | 2003 | 100% | $ 13.44 | Cub Foods |
| **Single-User (IPCC Joint Venture)** | | | | | | |
| CVS<br>Lee's Summit, MO | 13,016 | 03/12 | 2008 | 100% | 28.59 | CVS |
| Pick 'N Save<br>Sheboygan, WI | 62,138 | 03/12 | 2010 | 100% | 14.00 | Pick 'N Save |
| Walgreens<br>McPherson, KS | 13,577 | 03/12 | 2009 | 100% | 23.94 | Walgreens (5) |
| Walgreens<br>Nampa, ID | 14,490 | 03/12 | 2008 | 100% | 24.15 | Walgreens (5) |
| Walgreens<br>St. George, UT | 14,382 | 03/12 | 2009 | 100% | 34.49 | Walgreens (5) |
| **Neighborhood Retail Centers** | | | | | | |
| Byerly's Burnsville<br>Burnsville, MN | 72,339 | 09/99 | 1988 | 98% | 11.43 | Byerly's Food Store<br>Erik's Bike Shop |
| Caton Crossings<br>Plainfield, IL | 83,792 | 06/03 | 1998 | 95% | 11.15 | Tony's Finer Foods |
| Champlin Marketplace<br>Champlin, MN | 88,577 | 09/11 | 1999/2005 | 91% | 12.77 | Cub Foods |
| Cobbler Crossing<br>Elgin, IL | 102,643 | 05/97 | 1993 | 93% | 11.38 | Jewel Food Stores |
| Diffley Marketplace<br>Eagan, MN | 62,656 | 10/10 | 2008 | 98% | 14.33 | Cub Foods |
| Forest Lake Marketplace<br>Forest Lake, MN | 93,853 | 09/02 | 2001 | 95% | 13.09 | Cub Foods |
| Mallard Crossing Shopping Center<br>Elk Grove Village, IL | 82,929 | 05/97 | 1993 | 94% | 7.50 | Food 4 Less |
| Maple View<br>Grayslake, IL | 105,642 | 03/05 | 2000/2005 | 92% | 17.94 | Jewel Food Stores |
| Marketplace at Six Corners<br>Chicago, IL | 116,975 | 11/98 | 1997 | 100% | 16.50 | Jewel Food Stores<br>Marshall's |
| Mt. Pleasant Shopping Center<br>Mt. Pleasant, WI | 83,334 | 03/12 | 2011 | 100% | 20.91 | Pick 'N Save |
| Ravinia Plaza<br>Orland Park, IL | 101,341 | 10/06 | 1990 | 78% | 16.20 | Whole Foods Market<br>Pier 1 Imports<br>Eva's Bridal |
| Red Top Plaza<br>Libertyville, IL | 151,840 | 06/11 | 1981/2008 | 92% (4) | 12.90 | Jewel Food Stores |
| Regal Showplace<br>Crystal Lake, IL | 96,928 | 03/05 | 1998 | 100% | 19.24 | Regal Cinemas |
| Shannon Square Shoppes<br>Arden Hills, MN | 29,196 | 06/04 | 2003 | 100% (4) | 17.18 | None |
| Stuart's Crossing<br>St. Charles, IL | 85,529 | 08/98 | 1999 | 98% | 13.87 | Jewel Food Stores |
| The Shoppes at Mill Creek<br>Palos Park, IL | 102,422 | 03/98 | 1989 | 98% | 11.71 | Jewel Food Stores |
| The Shops of Plymouth Town Center<br>Plymouth, MN | 84,003 | 03/99 | 1991 | 100% | 10.73 | The Foursome, Inc.<br>Cub Foods |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Community Centers** | | | | | | |
| Brownstones Shopping Center Brookfield, WI | 137,816 | 11/11 | 1989/2009 | 94% | $ 13.58 | Metro Market |
| | | | | | | TJ Maxx |
| Chatham Ridge Chicago, IL | 175,991 | 02/00 | 1999 | 84% | 18.52 | Food 4 Less |
| | | | | | | Marshall's |
| Elston Plaza Chicago, IL | 87,946 | 12/11 | 1983/2010 | 90% | 18.01 | Jewel Food Stores |
| | | | | | | O'Reilly Auto Parts |
| Four Flaggs Niles, IL | 326,028 | 11/02 | 1973/1998/ 2010 | 100% | 10.23 | Jewel Food Stores |
| | | | | | | Party City |
| | | | | | | Marshall's |
| | | | | | | PetSmart |
| | | | | | | Office Depot |
| | | | | | | Old Navy |
| | | | | | | Global Rehabilitation |
| | | | | | | Ashley Furniture |
| | | | | | | Sears Outlet |
| | | | | | | JoAnn Stores |
| | | | | | | Shoe Carnival |
| Greentree Centre & Outlot Racine, WI | 169,268 | 02/05 | 1990/1993 | 94% | 8.31 | Pick 'N Save |
| | | | | | | K - Mart |
| Quarry Retail Minneapolis, MN | 281,458 | 09/99 | 1997 | 94% | 12.31 | Home Depot |
| | | | | | | Rainbow |
| | | | | | | PetSmart |
| | | | | | | Office Max |
| | | | | | | Party City |
| Thatcher Woods Center River Grove, IL | 188,213 | 04/02 | 1969/1999 | 96% | 11.77 | Walgreens |
| | | | | | | Conway |
| | | | | | | Hanging Garden Banquet |
| | | | | | | Binny's Beverage Depot |
| | | | | | | Dominick's Finer Foods |
| | | | | | | Sears Outlet |
| Village Ten Shopping Center Coon Rapids, MN | 211,472 | 08/03 | 2002 | 97% | 7.29 | Dollar Tree |
| | | | | | | Life Time Fitness |
| | | | | | | Cub Foods |
| Woodbury Commons Woodbury, MN | 116,196 | 02/12 | 1992/2004/ 2012 | 66% | 13.48 | Hancock Fabrics |
| | | | | | | Schuler Shoes |
| | | | | | | Dollar Tree |
| Woodland Commons Buffalo Grove, IL | 170,122 | 02/99 | 1991 | 98% | 14.05 | Dominick's Finer Foods |
| | | | | | | Jewish Community Center |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Power Centers** | | | | | | |
| Joffco Square<br>Chicago, IL | 95,204 | 01/11 | 2008 | 83% | $ 25.72 | Bed, Bath & Beyond |
| | | | | | | Best Buy |
| Orland Park Place<br>Orland Park, IL | 592,495 | 04/05 | 1980/1999 | 100% | 12.13 | K & G Superstore |
| | | | | | | Old Navy |
| | | | | | | Stein Mart |
| | | | | | | Tiger Direct |
| | | | | | | Barnes & Noble |
| | | | | | | DSW Shoe Warehouse |
| | | | | | | Bed, Bath & Beyond |
| | | | | | | Binny's Beverage Depot |
| | | | | | | Office Depot |
| | | | | | | Nordstrom Rack |
| | | | | | | Dick's Sporting Goods |
| | | | | | | Marshall's |
| | | | | | | Buy Buy Baby |
| | | | | | | HH Gregg |
| | | | | | | Ross Dress for Less |
| Randall Square<br>Geneva, IL | 216,485 | 05/99 | 1999 | 95% | 14.34 | Marshall's |
| | | | | | | Bed, Bath & Beyond |
| | | | | | | PetSmart |
| | | | | | | Michael's |
| | | | | | | Party City |
| | | | | | | Old Navy |
| Riverdale Commons<br>Coon Rapids, MN | 231,753 | 09/99 | 1999 | 99% | 13.37 | Rainbow |
| | | | | | | The Sports Authority |
| | | | | | | Office Max |
| | | | | | | Petco |
| | | | | | | Party City |
| | | | | | | Home Goods |
| | | | | | | Michael's |
| Silver Lake Village<br>St. Anthony, MN | 159,303 | 02/12 | 1996/2005 | 87% | 21.53 | North Memorial Healthcare |
| | | | | | | Cub Foods |
| Stone Creek Towne Center<br>Cincinnati, OH | 142,824 | 02/12 | 2008 | 98% | 22.60 | Bed, Bath & Beyond |
| | | | | | | Best Buy |
| | | | | | | Old Navy |
| The Point at Clark<br>Chicago, IL | 95,455 | 06/10 | 1996 | 100% (4) | 26.44 | DSW Shoe Warehouse |
| | | | | | | Marshall's |
| | | | | | | Michael's |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Average Rent Per Square Foot (2) | Anchor Tenants (3) |
|---|---|---|---|---|---|---|
| **Power Centers** | | | | | | |
| Turfway Commons<br>Florence, KY | 105,471 | 12/11 | 1993/2007 | 94% | $ 11.86 | Babies 'R' Us<br>Half Price Books<br>Guitar Center<br>Michael's |
| Westgate<br>Fairview Park, OH | 241,838 | 03/12 | 2007 | 85% | 17.09 | Books-A-Million<br>Petco<br>Marshall's<br>Earth Fare |
| Woodfield Commons E/W<br>Schaumburg, IL | 207,452 | 10/98 | 1973/1975/ 1997/2007/ 2012 | 86% | 16.28 | Toys R Us<br>Discovery Clothing<br>REI<br>Hobby Lobby |
| Woodfield Plaza<br>Schaumburg, IL | 177,160 | 01/98 | 1992 | 96% | 12.41 | Kohl's<br>Barnes & Noble<br>Buy Buy Baby<br>Joseph A. Banks Clothiers (sublet to David's Bridal)<br>Tuesday Morning |
| Total | 5,859,994 | | | 94% | $ 14.19 | |
| Total /Weighted Average | 15,195,070 | | | 92% | $ 13.60 | |

(1) Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased excluding tenants in their abatement period.
(2) Average rent per square foot is calculated on leases in place as of report date.
(3) Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.
(4) Tenant has vacated their space but is still contractually obligated under their lease to pay rent.
(5) Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.

The following table represents an analysis of lease expirations based on the leases in place at December 31, 2012 in our consolidated portfolio.

| Lease Expiration Year | Number of Leases Expiring | GLA (Sq.Ft.) | Percent of Total GLA | Total Annualized Base Rent ($) (a) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (b) |
|---|---|---|---|---|---|---|
| M-T-M | 25 | 56,486 | 0.60% | $ 702 | 0.61% | $ 12.43 |
| 2013 | 134 | 684,294 | 7.33% | 8,273 | 7.10% | 12.09 |
| 2014 | 146 | 1,108,232 | 11.88% | 14,494 | 12.44% | 13.08 |
| 2015 | 170 | 921,134 | 9.86% | 13,445 | 11.54% | 14.60 |
| 2016 | 154 | 845,934 | 9.06% | 12,459 | 10.69% | 14.73 |
| 2017 | 147 | 1,098,627 | 11.77% | 15,479 | 13.29% | 14.09 |
| 2018 | 89 | 477,437 | 5.11% | 7,545 | 6.47% | 15.80 |
| 2019 | 35 | 593,765 | 6.36% | 6,765 | 5.81% | 11.39 |
| 2020 | 35 | 418,323 | 4.48% | 4,590 | 3.94% | 10.97 |
| 2021 | 50 | 826,277 | 8.85% | 13,315 | 11.43% | 16.11 |
| 2022+ | 125 | 1,503,532 | 16.11% | 19,466 | 16.68% | 12.95 |
| Vacant (c) | — | 801,035 | 8.59% | — | — | — |
| Total | 1,110 | 9,335,076 | 100.00% | $ 116,533 | 100.00% | $ 13.66 |

The following table represents an analysis of lease expirations based on the leases in place at December 31, 2012 in our unconsolidated portfolio, including our joint venture partner's pro-rata share.

| Lease Expiration Year | Number of Leases Expiring | GLA (Sq.Ft.) | Percent of Total GLA | Total Annualized Base Rent ($) (a) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (b) |
|---|---|---|---|---|---|---|
| M-T-M | 15 | 38,029 | 0.65% | $ 333 | 0.42% | $ 8.76 |
| 2013 | 76 | 342,273 | 5.84% | 5,347 | 6.67% | 15.62 |
| 2014 | 79 | 493,349 | 8.42% | 6,712 | 8.37% | 13.60 |
| 2015 | 81 | 385,854 | 6.58% | 6,056 | 7.56% | 15.70 |
| 2016 | 83 | 586,688 | 10.01% | 8,248 | 10.29% | 14.06 |
| 2017 | 82 | 650,615 | 11.10% | 10,469 | 13.06% | 16.09 |
| 2018 | 63 | 674,378 | 11.51% | 9,995 | 12.47% | 14.82 |
| 2019 | 33 | 588,036 | 10.04% | 8,532 | 10.64% | 14.51 |
| 2020 | 20 | 432,275 | 7.37% | 5,137 | 6.41% | 11.88 |
| 2021 | 21 | 147,998 | 2.52% | 2,459 | 3.07% | 16.62 |
| 2022+ | 51 | 1,260,401 | 21.51% | 16,865 | 21.04% | 13.38 |
| Vacant (c) | — | 260,098 | 4.45% | — | — | — |
| Total | 604 | 5,859,994 | 100.00% | $ 80,153 | 100.00% | $ 14.31 |

(a) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(b) Annualized base rent divided by gross leasable area.
(c) Leases executed but not commenced are included in the vacant totals.

The following table represents an analysis of lease expirations based on the leases in place at December 31, 2012 in our total portfolio, including those in our unconsolidated joint ventures, including our joint venture partner's pro-rata shares.

| Lease Expiration Year | Number of Leases Expiring | GLA (Sq.Ft.) | Percent of Total GLA | Total Annualized Base Rent ($) (a) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (b) |
|---|---|---|---|---|---|---|
| M-T-M | 40 | 94,515 | 0.62% | $ 1,035 | 0.53% | $ 10.95 |
| 2013 | 210 | 1,026,567 | 6.75% | 13,620 | 6.92% | 13.27 |
| 2014 | 225 | 1,601,581 | 10.54% | 21,206 | 10.78% | 13.24 |
| 2015 | 251 | 1,306,988 | 8.60% | 19,501 | 9.91% | 14.92 |
| 2016 | 237 | 1,432,622 | 9.43% | 20,707 | 10.53% | 14.45 |
| 2017 | 229 | 1,749,242 | 11.51% | 25,948 | 13.20% | 14.83 |
| 2018 | 152 | 1,151,815 | 7.58% | 17,540 | 8.92% | 15.23 |
| 2019 | 68 | 1,181,801 | 7.78% | 15,297 | 7.78% | 12.94 |
| 2020 | 55 | 850,598 | 5.59% | 9,727 | 4.94% | 11.44 |
| 2021 | 71 | 974,275 | 6.41% | 15,774 | 8.02% | 16.19 |
| 2022+ | 176 | 2,763,933 | 18.19% | 36,331 | 18.47% | 13.14 |
| Vacant (c) | — | 1,061,133 | 7.00% | — | — | — |
| Total | 1,714 | 15,195,070 | 100.00% | $ 196,686 | 100.00% | $ 13.92 |

(a) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(b) Annualized base rent divided by gross leasable area.
(c) Leases executed but not commenced are included in the vacant totals.

The following table lists the gross leasable area and approximate physical occupancy levels for our investment properties as of December 31, 2012, 2011, 2010, 2009 and 2008. N/A indicates we did not own the investment property at the end of the year.

| Properties | Gross Leasable Area | 2012 % | | 2011 % | 2010 % | 2009 % | 2008 % |
|---|---|---|---|---|---|---|---|
| 22nd Street Plaza Outlot, Oakbrook Terrace, IL | 9,970 | 100 | | 100 | 100 | 100 | 100 |
| Algonquin Commons, Algonquin, IL | 563,704 | 93 | | 91 | 78 | N/A | N/A |
| Apache Shoppes, Rochester, MN | 60,780 | 95 | | 73 | 75 | 25 | 52 |
| Aurora Commons, Aurora, IL | 126,908 | 93 | | 85 | 86 | 94 | 94 |
| Bally's Total Fitness, St. Paul, MN | 43,000 | 0 | (a) | 0 | 100 | 100 | 100 |
| Baytowne Shoppes/Square, Champaign, IL | 118,305 | 100 | | 100 | 86 | 87 | 93 |
| Bergen Plaza, Oakdale, MN | 257,952 | 91 | (a) | 90 | 93 | 93 | 89 |
| Berwyn Plaza, Berwyn, IL | 15,726 | 100 | | 100 | 100 | 100 | 100 |
| Big Lake Town Square, Big Lake, MN | 67,858 | 100 | | 100 | 100 | 94 | 94 |
| BJ's Wholesale Club, Gainesville, VA | 76,267 | 100 | | N/A | N/A | N/A | N/A |
| Bohl Farm Marketplace, Crystal Lake, IL | 97,287 | 99 | | 99 | 89 | 53 | 65 |
| Bradley Commons, Bourbonnais, IL | 174,348 | 97 | | 93 | N/A | N/A | N/A |
| Brunswick Market Center, Brunswick, OH | 119,540 | 96 | | 97 | 100 | 99 | 98 |
| Burnsville Crossing, Burnsville, MN | 97,210 | 93 | | 93 | 95 | 61 | 85 |
| Carmax, Schaumburg, IL | 93,333 | 100 | | 100 | 100 | 100 | 100 |
| Carmax, Tinley Park, IL | 94,518 | 100 | | 100 | 100 | 100 | 100 |
| Chestnut Court, Darien, IL | 172,918 | 83 | (a) | 77 | 71 | 71 | 67 |

| Properties | Gross Leasable Area | 2012 % | | 2011 % | 2010 % | 2009 % | 2008 % |
|---|---|---|---|---|---|---|---|
| Cliff Lake Centre, Eagan, MN | 74,182 | 84 | | 96 | 95 | 90 | 85 |
| Crystal Point, Crystal Lake, IL | 357,914 | 95 | | 95 | 99 | 99 | 99 |
| Cub Foods, Buffalo Grove, IL | 56,192 | 100 | | 100 | 100 | 100 | 100 |
| Cub Foods, Hutchinson, MN | 60,208 | 0 | (a) | 0 | 0 | 0 | 0 |
| Deertrace Kohler, Kohler, WI | 149,924 | 98 | | 98 | 96 | 96 | 96 |
| Deertrace Kohler II, Kohler, WI | 24,292 | 100 | | 100 | 100 | 100 | 100 |
| Dick's Sporting Goods, Cranberry Township, PA | 81,780 | 100 | | N/A | N/A | N/A | N/A |
| Disney, Celebration, FL | 166,131 | 100 | | 100 | 100 | 100 | 100 |
| Dollar General, Baldwin, WI | 9,026 | 100 | | N/A | N/A | N/A | N/A |
| Dollar General, Mercer, WI | 9,026 | 100 | | N/A | N/A | N/A | N/A |
| Dollar General, Nekoosa, WI | 9,026 | 100 | | N/A | N/A | N/A | N/A |
| Dollar General, Oxford, WI | 9,026 | 100 | | N/A | N/A | N/A | N/A |
| Dollar General, Spooner, WI | 9,026 | 100 | | N/A | N/A | N/A | N/A |
| Dollar General, Wittenberg, WI | 9,100 | 100 | | N/A | N/A | N/A | N/A |
| Dominick's, Countryside, IL | 62,344 | 100 | | 100 | 100 | 100 | 100 |
| Dominick's, Schaumburg, IL | 71,400 | 100 | | 100 | 100 | 100 | 100 |
| Downers Grove Market, Downers Grove, IL | 103,419 | 96 | | 99 | 97 | 96 | 97 |
| Dunkirk Square, Maple Grove, MN | 79,130 | 97 | | 97 | 97 | 97 | 97 |
| Eastgate Center, Lombard, IL | 129,101 | 79 | | 78 | 80 | 86 | 79 |
| Edinburgh Festival, Brooklyn Park, MN | 91,536 | 89 | | 94 | 85 | 80 | 93 |
| Elmhurst City Centre, Elmhurst, IL | 39,090 | 100 | | 88 | 94 | 94 | 100 |
| Family Dollar, Cisco, TX | 8,000 | 100 | | N/A | N/A | N/A | N/A |
| Family Dollar, Lorain, OH | 8,400 | 100 | | N/A | N/A | N/A | N/A |
| Food 4 Less, Hammond, IN | 71,313 | 100 | | 100 | 100 | 100 | 100 |
| Gateway Square, Hinsdale, IL | 39,710 | 90 | | 80 | 83 | 81 | 89 |
| Glendale Heights Retail, Glendale Heights, IL | 68,879 | 0 | (a) | 0 | 0 | 0 | 0 |
| Golf Road Plaza, Niles, IL | 25,992 | 100 | | 100 | 100 | 61 | 86 |
| Grand Hunt Center Outlot, Gurnee, IL | 21,194 | 100 | | 100 | 100 | 100 | 100 |
| Hammond Mills, Hammond, IN | 7,488 | 100 | | 73 | 0 | 100 | 100 |
| Hawthorn Village Commons, Vernon Hills, IL | 98,806 | 96 | | 92 | 97 | 95 | 99 |
| Hickory Creek Market Place, Frankfort, IL | 55,831 | 68 | (a) | 78 | 82 | 81 | 97 |
| Iroquois Center, Naperville, IL | 140,981 | 77 | | 76 | 75 | 74 | 93 |
| Joliet Commons, Joliet, IL | 158,853 | 100 | | 100 | 87 | 87 | 100 |
| Joliet Commons Phase II, Joliet, IL | 40,395 | 100 | | 100 | 100 | 100 | 100 |
| Lake Park, Michigan City, IN | 114,867 | 87 | | 86 | 82 | 86 | 91 |
| Lansing Square, Lansing, IL | 233,508 | 9 | | 8 | 17 | 39 | 87 |
| Mankato Heights Plaza, Mankato, MN | 155,173 | 89 | | 96 | 100 | 99 | 99 |
| Maple Park Place, Bolingbrook, IL | 214,455 | 87 | (a) | 88 | 74 | 74 | 99 |
| Medina Marketplace, Medina, OH | 92,446 | 100 | | 100 | 100 | 100 | 95 |
| Mosaic Crossing f/k/a Oliver Square, West Chicago, IL | 77,637 | 0 | | 66 | 66 | 0 | 100 |
| Mundelein Plaza, Mundelein, IL | 16,803 | 90 | | 100 | 90 | 90 | 90 |
| Nantucket Square, Schaumburg, IL | 56,981 | 94 | | 88 | 94 | 94 | 85 |
| Naper West, Naperville, IL | 214,109 | 98 | (a) | 96 | 75 | 91 | 94 |

| Properties | Gross Leasable Area | 2012 % | | 2011 % | 2010 % | 2009 % | 2008 % |
|---|---|---|---|---|---|---|---|
| Oak Forest Commons, Oak Forest, IL | 108,330 | 82 | | 82 | 82 | 94 | 95 |
| Oak Forest Commons III, Oak Forest, IL | 7,424 | 40 | | 40 | 24 | 0 | 0 |
| Oak Lawn Town Center, Oak Lawn, IL | 12,506 | 100 | | 85 | 50 | 90 | 100 |
| Orchard Crossing, Ft. Wayne, IN | 130,131 | 85 | | 87 | 82 | N/A | N/A |
| Orland Greens, Orland Park, IL | 45,031 | 93 | | 88 | 97 | 63 | 88 |
| Orland Park Place Outlots, Orland Park, IL | 11,900 | 100 | | 100 | 0 | N/A | N/A |
| Orland Park Place Outlots II, Orland Park, IL | 22,966 | 100 | | N/A | N/A | N/A | N/A |
| Park Avenue Centre, Highland Park, IL | 64,943 | 100 | | 100 | 50 | 50 | 100 |
| Park Center, Tinley Park, IL | 132,940 | 89 | | 83 | 69 | 76 | 90 |
| Park Place Plaza, St. Louis Park, MN | 88,999 | 100 | | 100 | 100 | 100 | 100 |
| Park Square, Brooklyn Park, MN | 136,664 | 99 | | 100 | 100 | 90 | 87 |
| Park St. Claire, Schaumburg, IL | 11,859 | 100 | | 100 | 100 | 100 | 35 |
| PetSmart, Gurnee, IL | 25,692 | 100 | | 100 | 100 | 100 | 100 |
| Pick 'N Save, Waupaca, WI | 63,780 | 100 | | 100 | 100 | 100 | 100 |
| Pine Tree Plaza, Janesville, WI | 187,413 | 98 | | 98 | 98 | 98 | 99 |
| Plymouth Collection, Plymouth, MN | 45,915 | 100 | | 100 | 95 | 100 | 100 |
| Quarry Outlot, Hodgkins, IL | 9,650 | 100 | | 100 | 100 | 100 | 100 |
| Rite-Aid, Chattanooga, TN | 10,908 | 100 | | 100 | 100 | 100 | 100 |
| River Square, Naperville, IL | 58,260 | 92 | | 86 | 86 | 84 | 86 |
| Rivertree Court, Vernon Hills, IL | 308,610 | 98 | | 99 | 98 | 93 | 97 |
| Rochester Marketplace, Rochester, MN | 70,213 | 100 | | 100 | 100 | 100 | 97 |
| Rose Plaza, Elmwood Park, IL | 24,204 | 100 | | 100 | 100 | 100 | 100 |
| Roundy's, Menomonee Falls, WI | 103,611 | 100 | | 100 | 100 | N/A | N/A |
| Salem Square, Countryside, IL | 116,992 | 100 | | 100 | 96 | 97 | 97 |
| Schaumburg Plaza, Schaumburg, IL | 63,485 | 100 | | 65 | 94 | 94 | 94 |
| Schaumburg Promenade, Schaumburg, IL | 91,831 | 100 | | 100 | 100 | 90 | 93 |
| Shakopee Outlot, Shakopee, MN | 12,285 | 85 | | 85 | 85 | 85 | 100 |
| Shakopee Valley Marketplace, Shakopee, MN | 146,362 | 99 | | 100 | 100 | 98 | 100 |
| Shingle Creek Center, Brooklyn Center, MN | 39,146 | 87 | | 91 | 89 | 89 | 89 |
| Six Corners Plaza, Chicago, IL | 80,596 | 99 | | 99 | 99 | 74 | 95 |
| Skokie Fashion Square, Skokie, IL | 84,857 | 96 | | 96 | 50 | 50 | 80 |
| Skokie Fashion Square II, Skokie, IL | 7,151 | 100 | | 100 | 100 | 100 | 100 |
| St. James Crossing, Westmont, IL | 49,994 | 90 | | 58 | 79 | 85 | 100 |
| Staples, Freeport, IL | 24,049 | 100 | | 100 | 100 | 100 | 100 |
| The Plaza, Brookfield, WI | 107,952 | 96 | | 93 | 94 | 70 | 95 |
| The Shoppes at Grayhawk, Omaha, NE | 81,000 | 87 | (a) | 90 | 86 | 79 | 91 |
| The Shops at Cooper's Grove, Country Club Hills, IL | 72,518 | 16 | | 96 | 100 | 20 | 20 |
| The Shops at Orchard Place, Skokie, IL | 159,091 | 94 | | 98 | 99 | 97 | 97 |
| Townes Crossing, Oswego, IL | 105,989 | 90 | | 90 | 90 | 91 | 97 |
| Two Rivers Plaza, Bolingbrook, IL | 57,900 | 78 | | 72 | 80 | 80 | 100 |
| University Crossings, Mishawaka, IN | 111,651 | 98 | | 97 | 97 | 95 | 82 |
| Valparaiso Walk, Valparaiso, IN | 137,500 | 100 | | N/A | N/A | N/A | N/A |
| Verizon, Joliet, IL | 4,504 | 100 | | 100 | 100 | 100 | 100 |

| Properties | Gross Leasable Area | 2012 % | | 2011 % | 2010 % | 2009 % | 2008 % |
|---|---|---|---|---|---|---|---|
| Walgreens, Benton Harbor, MI | 14,820 | 100 | | N/A | N/A | N/A | N/A |
| Walgreens, El Paso, TX | 15,120 | 100 | | N/A | N/A | N/A | N/A |
| Walgreens, Milwaukee, WI | 13,905 | 100 | | N/A | N/A | N/A | N/A |
| Walgreens, New Bedford, MA | 10,350 | 100 | | N/A | N/A | N/A | N/A |
| Walgreens, Villa Park, IL | 12,154 | 100 | | N/A | N/A | N/A | N/A |
| Wauconda Crossings, Wauconda, IL | 90,167 | 17 | (a) | 17 | 15 | 15 | 17 |
| Wauconda Shopping Center, Wauconda, IL | 34,137 | 84 | | 100 | 100 | 93 | 84 |
| Westriver Crossings, Joliet, IL | 32,452 | 81 | | 72 | 77 | 59 | 75 |
| Winnetka Commons, New Hope, MN | 42,415 | 87 | | 80 | 85 | 77 | 89 |
| Woodland Heights, Streamwood, IL | 120,436 | 97 | | 93 | 88 | 95 | 88 |
| Sub-total | 9,335,076 | | | | | | |

The following table lists the gross leasable area and approximate physical occupancy levels for our investment properties in our unconsolidated joint ventures as of December 31, 2012, 2011, 2010, 2009 and 2008. N/A indicates we did not own the investment property at the end of the year.

| Properties | Gross Leasable Area | 2012 % | | 2011 % | 2010 % | 2009 % | 2008 % |
|---|---|---|---|---|---|---|---|
| Brownstones Shopping Center, Brookfield, WI | 137,816 | 95 | | 96 | N/A | N/A | N/A |
| Byerly's Burnsville, Burnsville, MN (b) | 72,339 | 98 | | 98 | 98 | 98 | 100 |
| Caton Crossings, Plainfield, IL (b) | 83,792 | 98 | | 89 | 96 | 93 | 93 |
| Champlin Marketplace, Champlin, MN | 88,577 | 91 | | 91 | N/A | N/A | N/A |
| Chatham Ridge, Chicago, IL | 175,991 | 86 | | 100 | 100 | 99 | 63 |
| Cobbler Crossing, Elgin, IL | 102,643 | 93 | | 91 | 95 | 95 | 89 |
| Cub Foods, Arden Hills, MN (b) | 68,442 | 100 | | 100 | 100 | 100 | 100 |
| CVS, Lee's Summit, MO | 13,016 | 100 | | N/A | N/A | N/A | N/A |
| Diffley Marketplace, Eagan, MN | 62,656 | 98 | | 98 | 94 | N/A | N/A |
| Elston Plaza, Chicago, IL | 87,946 | 90 | | 90 | N/A | N/A | N/A |
| Forest Lake Marketplace, Forest Lake, MN | 93,853 | 98 | | 95 | 98 | 95 | 98 |
| Four Flaggs, Niles, IL (b) | 326,028 | 100 | | 100 | 94 | 87 | 90 |
| Greentree Centre & Outlot, Racine, WI | 169,268 | 94 | | 94 | 97 | 97 | 97 |
| Joffco Square, Chicago, IL | 95,204 | 83 | | 83 | N/A | N/A | N/A |
| Mallard Crossing Shopping Center, Elk Grove Village, IL (b) | 82,929 | 94 | | 95 | 86 | 89 | 91 |
| Maple View, Grayslake, IL | 105,642 | 92 | | 89 | 91 | 100 | 96 |
| Marketplace at Six Corners, Chicago, IL | 116,975 | 100 | | 100 | 100 | 96 | 100 |
| Mt. Pleasant Shopping Center, Mt. Pleasant, WI | 83,334 | 100 | | N/A | N/A | N/A | N/A |
| Orland Park Place, Orland Park, IL | 592,495 | 100 | | 99 | 95 | 91 | 98 |
| Pick 'N Save, Sheboygan, WI | 62,138 | 100 | | N/A | N/A | N/A | N/A |
| Quarry Retail, Minneapolis, MN (b) | 281,458 | 94 | | 100 | 99 | 99 | 99 |
| Randall Square, Geneva, IL | 216,485 | 95 | | 91 | 94 | 89 | 99 |
| Ravinia Plaza, Orland Park, IL | 101,341 | 97 | | 70 | 100 | 95 | 98 |
| Red Top Plaza, Libertyville, IL | 151,840 | 91 | (a) | 87 | N/A | N/A | N/A |
| Regal Showplace, Crystal Lake, IL | 96,928 | 100 | | 98 | 99 | 97 | 88 |
| Riverdale Commons, Coon Rapids, MN (b) | 231,753 | 99 | | 100 | 100 | 98 | 99 |

| Properties | Gross Leasable Area | 2012 % | | 2011 % | 2010 % | 2009 % | 2008 % |
|---|---|---|---|---|---|---|---|
| Shannon Square Shoppes, Arden Hills, MN (b) | 29,196 | 93 | (a) | 93 | 100 | 96 | 100 |
| Silver Lake Village, St. Anthony, MN | 159,303 | 93 | | N/A | N/A | N/A | N/A |
| Stone Creek Towne Center, Cincinnati, OH | 142,824 | 98 | | N/A | N/A | N/A | N/A |
| Stuart's Crossing, St. Charles, IL (b) | 85,529 | 98 | | 98 | 93 | 93 | 93 |
| Thatcher Woods Center, River Grove, IL | 188,213 | 96 | | 98 | 88 | 91 | 91 |
| The Point at Clark, Chicago, IL | 95,455 | 95 | (a) | 95 | 95 | N/A | N/A |
| The Shoppes at Mill Creek, Palos Park, IL | 102,422 | 98 | | 91 | 94 | 95 | 98 |
| The Shops of Plymouth Town Center, Plymouth, MN (b) | 84,003 | 100 | | 100 | 100 | 97 | 100 |
| Turfway Commons, Florence, KY | 105,471 | 94 | | 95 | N/A | N/A | N/A |
| Village Ten Shopping Center, Coon Rapids, MN (b) | 211,472 | 97 | | 97 | 98 | 98 | 97 |
| Walgreens, McPherson, KS | 13,577 | 100 | | N/A | N/A | N/A | N/A |
| Walgreens, Nampa, ID | 14,490 | 100 | | N/A | N/A | N/A | N/A |
| Walgreens, St. George, UT | 14,382 | 100 | | N/A | N/A | N/A | N/A |
| Westgate, Fairview Park, OH | 241,838 | 85 | | N/A | N/A | N/A | N/A |
| Woodbury Commons, Woodbury, MN | 116,196 | 100 | | N/A | N/A | N/A | N/A |
| Woodfield Commons E/W, Schaumburg, IL | 207,452 | 86 | | 95 | 98 | 98 | 71 |
| Woodfield Plaza, Schaumburg, IL (b) | 177,160 | 96 | | 95 | 98 | 98 | 78 |
| Woodland Commons, Buffalo Grove, IL (b) | 170,122 | 98 | | 97 | 94 | 91 | 95 |
| Sub-total | 5,859,994 | | | | | | |
| Grand Total | 15,195,070 | | | | | | |

(a) Tenant has vacated their space but is still contractually obligated under their lease to pay rent.
(b) Occupancy for properties contributed to our joint venture with PGGM includes information related to the period prior to the contribution.

**Item 3. Legal Proceedings**

As we have disclosed in previous filings, our wholly-owned subsidiary IN Retail Fund Algonquin Commons, L.L.C which owns the property commonly known as Algonquin Commons, ceased paying the monthly debt service on the mortgage loans secured by the property in June 2012. We hoped to reach an agreement with the special servicer that would have revised the loan structure to make continued ownership of the property economically feasible. The property has not been generating sufficient cash flow to pay both principal and interest on the outstanding mortgage indebtedness due to vacancies and certain co-tenancy lease provisions that allowed some tenants to reduce their monthly rent obligations. The special servicer attempted to sell the loans in an auction but, refused to accept our bid, which we believe was the highest bid received by the special servicer and declined to sell the loans to any other bidder.

Algonquin Commons is encumbered by mortgage indebtedness in the aggregate principal amount of approximately $90,000. As of the date of this report, the amount in arrears, equal to unpaid principal and interest is approximately $4,900. In connection with our acquisition of the property, we assumed the guarantee, equal to approximately $18,600 at December 31, 2012, of the total mortgage indebtedness (the "Payment Guaranty"). We believe the Payment Guaranty has, however, ceased and is of no further force and effect as a result of the property having met the performance metrics set forth in the Payment Guaranty. We believe that the total indebtedness is otherwise non-recourse, subject to certain non-recourse carve-out guarantees.

On January 11, 2013, the Company received notice that a complaint had been filed in the Circuit Court of the Sixteenth Judicial District, Kane County, Illinois (Case #13CH12) by U.S. Bank National Association, as successor trustee for the registered holders of TIAA Seasoned Commercial Mortgage Trust 2007-C4, Commercial Mortgage Pass-Through Certificates, Series 2007-C4 regarding Algonquin Commons, alleging events of default under the loan documents and seeking to foreclose on the property. The complaint also seeks to enforce two non-recourse carve-out guarantees, the Payment Guaranty and an unspecified amount to be determined by the court with respect to the non-recourse carve-out guarantees.

We cannot currently estimate the impact this dispute will have on our consolidated financial statements and may not be able to do so until a final outcome has been reached. As we had disclosed in a previous filing, if we are required to pay the full amount outstanding under the Payment Guaranty, then making that payment could have a material adverse effect on our consolidated statements of cash flows for the period and the year in which it would be made. We believe that this payment would not have a material effect on our consolidated balance sheets or consolidated statements of operations and comprehensive income. If the lender obtains ownership of Algonquin Commons through the foreclosure process or otherwise, there would be a corresponding reduction in both the assets and liabilities on our consolidated balance sheets and it could have a material adverse effect on our consolidated statements of operations and comprehensive income for the period and the year in which the Company culminates disposal of the property and related debt. Conservatively, if we have to make payment under the Payment Guaranty, we believe that the effect of a foreclosure and release on our consolidated balance sheets will result in an improvement in certain financial ratios, and the collective effect of the payment, foreclosure and release will be neutral to Funds From Operations ("FFO").

**Item 4. Mine Safety Disclosures**

Not applicable.

## PART II

**(In this Part II disclosure, all amounts are presented in thousands, except per share data and square footage amounts)**

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

As of February 28, 2013, there were 4,156 stockholders of record of our common stock. Our shares have been listed on the New York Stock Exchange since June 9, 2004 under the symbol IRC. During the years ended December 31, 2012 and 2011, we paid distributions at a rate equal to $0.57 per annum, per common share. The distribution was paid on a monthly basis equal to the pro rata share of the per annum distribution. The following table sets forth, for the periods indicated, the high and low sales prices for our shares on the New York Stock Exchange.

| For the Quarter Ended | High | Low |
|---|---|---|
| December 31, 2012 | $ 8.61 | $ 6.05 |
| September 30, 2012 | 8.93 | 7.76 |
| June 30, 2012 | 9.05 | 7.64 |
| March 31, 2012 | 9.65 | 7.48 |
| December 31, 2011 | 7.92 | 6.57 |
| September 30, 2011 | 9.38 | 6.80 |
| June 30, 2011 | 9.99 | 8.41 |
| March 31, 2011 | 9.55 | 8.78 |

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents certain information, as of December 31, 2012, with respect to compensation plans, including individual compensation arrangements, under which equity securities are authorized for issuance:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| **Equity compensation plans approved by stockholders:** | | | |
| 2005 Equity Award Plan | 299 | $ 9.13 | 2,076 |
| **Equity compensation plans not approved by stockholders** | | | |
| Independent Director Stock Option Plan (a) | 15 | 13.45 | — |
| Total | 314 | $ 9.34 | 2,076 |

(a) We adopted the Independent Director Stock Option Plan concurrently with the commencement of our first offering in 1994. A total of 50 shares were authorized and reserved for issuance under this plan. Only non-employee directors were eligible to participate in this plan. As of December 31, 2012, options to purchase all 50 authorized shares were issued, of which 29 were exercised and 6 were retired.

Reference is made to Notes 8 and 15 to the financial statements in Item 8 of the Annual Report for a discussion of our compensation plans.

**Performance Graph**

The graph below compares the cumulative total return on our common stock for the last five fiscal years, with the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500") and with the FTSE NAREIT Equity REIT Index over the same period (assuming the investment of $100 in our common stock, the S&P 500 Index and the FTSE NAREIT Equity REIT Index on December 31, 2007, and the reinvestment of all distributions).




| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| Inland Real Estate Corporation | 100.00 | 98.53 | 67.95 | 78.48 | 72.70 | 85.69 |
| S&P 500 | 100.00 | 63.00 | 79.68 | 91.68 | 93.61 | 108.59 |
| FTSE NAREIT Equity | 100.00 | 62.27 | 79.70 | 101.98 | 110.42 | 132.18 |

**Distributions**

For federal income tax purposes, distributions may consist of ordinary dividend income, non-taxable return of capital, capital gains or a combination thereof. Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes are taxable to the recipient as either ordinary dividend income or capital gain distributions. Distributions in excess of these earnings and profits (calculated for income tax purposes) will constitute a non-taxable return of capital rather than ordinary dividend income or a capital gain distribution and will reduce the recipient's basis in the shares to the extent thereof, and thereafter will constitute taxable gain. Distributions in excess of earnings and profits that reduce a recipient's basis in the shares have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder's shares.

In order to maintain our status as a REIT, we must distribute at least 90% of our taxable income, subject to certain adjustments, to our stockholders. For the years ended December 31, 2012 and 2011, our taxable income was $61,378 and $29,570, respectively. Holders of our Series A Preferred Stock are entitled to receive, when and as authorized by the Board of Directors, cumulative preferential cash distributions based on the stated rate and liquidation preference per annum. We declared monthly distributions on our Preferred Stock totaling $7,910 or $2.03 on an annual basis per share for the year ended December 31,

2012. We declared monthly distributions on our Preferred Stock totaling $948, or $0.38 on an annual basis per share for the year ended December 31, 2011. The following table sets forth the taxability of distributions on preferred shares, on a per share basis, paid in 2012 and 2011:

| | 2012 (a) | 2011 (b) |
|---|---|---|
| Ordinary income | $ 2.031 | 0.389 |
| Qualified dividends (c) | 0.329 | 0.019 |

(a) The January distribution declared on December 14, 2012, with a record date of January 2, 2013 and a payment date of January 15, 2013, is reportable for tax purposes in 2013 and is not reflected in the 2012 allocation.
(b) The January distribution declared on December 15, 2011, with a record date of January 1, 2012 and a payment date of January 17, 2012, is reportable for tax purposes in 2012 and is not reflected in the 2011 allocation.
(c) Represents additional characterization of amounts included in Ordinary income

We declared monthly distributions to our common stockholders totaling $50,833 and $50,589 or at a rate equal to $0.57 per annum, per common share for the years ended December 31, 2012 and 2011, respectively. Future distributions are determined by our board of directors. We expect to continue paying distributions to maintain our status as a REIT. We annually notify our stockholders of the taxability of distributions paid during the preceding year. The following table sets forth the taxability of distributions on common shares, on a per share basis, paid in 2012 and 2011:

| | 2012 (a) | 2011 (b) |
|---|---|---|
| Ordinary income | $ 0.602 | 0.332 |
| Non-taxable return of capital | — | 0.238 |
| Qualified dividends (c) | 0.098 | 0.016 |

(a) The January distribution declared on December 17, 2012, with a record date of December 31, 2012 and a payment date of January 17, 2013, will be a split-year distribution with $0.032034 allocable to 2012 for federal income tax purposes and $0.015466 allocable to 2013 for federal income tax purposes.
(b) The January distribution declared on December 19, 2011, with a record date of January 3, 2012 and a payment date of January 17, 2012, is reportable for tax purposes in 2012 and is not reflected in the 2011 allocation.
(c) Represents additional characterization of amounts included in Ordinary income

Under the terms of our Unsecured Loan Agreement dated as of November 15, 2011, our Second Amended and Restated Credit Agreement dated as of August 21, 2012 and our Second Amended and Restated Term Loan Agreement dated August 21, 2012, we may not declare or pay dividends or make distributions (including dividends paid and distributions actually made with respect to gains on property sales and any preferred dividends or distributions) if such dividends and distributions paid on account of the then-current fiscal quarter and the three immediately preceding fiscal quarters, in the aggregate for such period, would exceed (A) 95% of FFO (as adjusted to exclude deductions or increases due to one-time items, including non-cash charges and impairments) for such period plus (B) without duplication, all gains on property sales for such period to the extent distributions were actually made with respect thereto. Notwithstanding the foregoing, we are permitted at all times to distribute whatever amount of dividends is necessary to maintain our tax status as a real estate investment trust. In addition to the limitations on distributions under our indebtedness, distributions cannot be paid on our common stock unless we have paid full cumulative distributions through the current period on our Series A Preferred Stock.

**Issuer Purchases of Equity Securities**

We did not repurchase any of our outstanding common stock during the year ended December 31, 2012.

## Item 6. Selected Financial Data

**INLAND REAL ESTATE CORPORATION**

**For the years ended December 31, 2012, 2011, 2010, 2009 and 2008**

**(In thousands, except per share data)**

The following table sets forth Selected Consolidated Financial Data on a historical basis for the five years ended December 31, 2012. This information should be read in conjunction with the consolidated financial statements (including notes thereto) and Management's Discussion and Analysis of Financial Condition and Results of Operations, each included elsewhere in this Form 10-K. This historical Selected Consolidated Financial Data has been derived from the audited consolidated financial statements.

| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Total assets | $ 1,243,405 | 1,159,906 | 1,254,841 | 1,165,428 | 1,236,831 |
| Mortgages payable | 412,361 | 391,202 | 483,186 | 384,468 | 479,935 |
| Unsecured credit facilities | 305,000 | 280,000 | 195,000 | 185,000 | 192,000 |
| Convertible notes | 28,327 | 27,863 | 107,360 | 122,266 | 159,135 |
| Total revenues | 159,844 | 163,841 | 162,055 | 166,114 | 185,885 |
| Income (loss) from continuing operations | 14,394 | (7,490) | (1,231) | 6,453 | 29,038 |
| Net income (loss) attributable to common stockholders | 9,849 | (8,132) | 1,218 | 9,209 | 30,425 |
| Net income (loss) attributable to common stockholders per weighted average common share, basic and diluted | 0.11 | (0.09) | 0.01 | 0.12 | 0.46 |
| Total distributions declared, preferred | 7,910 | 948 | — | — | — |
| Total distributions declared, common | 50,833 | 50,589 | 49,008 | 53,875 | 64,782 |
| Distributions per common share | 0.57 | 0.57 | 0.57 | 0.69 | 0.98 |
| Cash flows provided by operating activities | 68,955 | 63,274 | 59,523 | 71,051 | 66,668 |
| Cash flows provided by (used in) investing activities | (182,635) | (101,851) | (28,735) | 6,092 | (110,630) |
| Cash flows provided by (used in) financing activities | 124,434 | 32,762 | (23,941) | (75,604) | 30,764 |
| Average annualized base rent per leased square foot | 13.21 | 12.85 | 13.07 | 12.21 | 12.68 |
| Weighted average common shares outstanding, basic | 89,006 | 88,530 | 85,951 | 78,441 | 66,043 |
| Weighted average common shares outstanding, diluted | 89,161 | 88,530 | 85,951 | 78,504 | 66,102 |

The above financial data should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Annual Report.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K (including documents incorporated herein by reference) constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that do not reflect historical facts and instead reflect our management's intentions, beliefs, expectations, plans or predictions of the future. Forward-looking statements can often be identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Examples of forward-looking statements include, but are not limited to, statements that describe or contain information related to matters such as management's intent, belief or expectation with respect to our financial performance, investment strategy or our portfolio, our ability to address debt maturities, our cash flows, our growth prospects, the value of our assets, our joint venture commitments and the amount and timing of anticipated future cash distributions. Forward-looking statements reflect the intent, belief or expectations of our management based on their knowledge and understanding of the business and industry and their assumptions, beliefs and expectations with respect to the market for commercial real estate, the U.S. economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under Item 1A "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission (the "SEC") on February 28, 2013 as they may be revised or supplemented by us in subsequent Reports on Form 10-Q and other filings with the SEC. Among such risks, uncertainties and other factors are market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and factors that could affect our ability to qualify as a real estate investment trust. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.*

### Executive Summary

***2012 Highlights***

- Funds From Operations ("FFO") per share, adjusted increased 7.3% over year-end 2011.
- Same store net operating income ("NOI") increased 1.7% over year-end 2011.
- Consolidated portfolio financial occupancy increased 60 basis points over year-end 2011 and consolidated portfolio leased occupancy increased 10 basis points over the same period.
- Average base rents on new leases signed for our consolidated portfolio increased 19.7% over expiring rates during the year ended December 31, 2012 and increased 8.6% on renewal leases.
- Enhanced our liquidity by issuing preferred stock and increasing the size of our unsecured line of credit facility.
- Improved our EBITDA, adjusted interest expense coverage ratio from 2.5 times to 2.8 times.

***2013 Goals and Objectives***

- Continue to enhance the value of our portfolio through additional repositioning and redevelopment initiatives.
- Redeploy capital from dispositions of non-core, limited growth assets into acquisitions of high quality retail assets at better than market rates.
- Continue to reduce the cost and extend the term of our debt and reduce our overall leverage over time, which will improve our financial flexibility and liquidity by maintaining access to multiple sources of capital.

As part of our growth strategy, management implemented external growth initiatives consisting of unconsolidated joint venture activities. As a result of these activities being unconsolidated, we are not able to present a complete picture of the impact these ventures have on our consolidated financial statements. We have included pro rata consolidated financial statements in the Non-GAAP Financial Measures section of this Annual Report on Form 10-K to present our consolidated financial statements including our share of the joint venture balance sheets and statements of operations.

Including the accounts of our unconsolidated joint ventures at 100 percent, we managed approximately $2,599,266 in total assets as of December 31, 2012 and earned $302,665 in total revenues. We believe providing this information allows investors to better compare our overall performance and operating metrics to those of other REITs in our peer group.

**Ongoing Strategies and Objectives**

*Current Strategies*

Our primary business objective is to enhance the performance and value of our investment properties through management strategies that address the needs of an evolving retail marketplace. Our success in operating our centers efficiently and effectively is, we believe, a direct result of our expertise in the acquisition, management, leasing and development/re-development, either directly or through a joint venture, of our properties.

*Acquisition Strategies*

We seek to selectively acquire well-located open-air retail centers that meet our investment criteria. We will, from time to time, acquire properties either without financing contingencies or by assuming existing debt to provide us with a competitive advantage over other potential purchasers requiring financing or financing contingencies. Additionally, we concentrate our property acquisitions in areas where we have a large market concentration. In doing this, we believe we are able to attract new retailers to the area and possibly lease several locations to them.

*Joint Ventures*

We have formed joint ventures to acquire stabilized retail properties as well as properties to be redeveloped and vacant land to be developed. We structure these ventures to earn fees from the joint ventures for providing property management, asset management, acquisition and leasing services. We will continue to receive management and leasing fees for those investment properties under management; however, acquisition fees may decrease as we acquire fewer investment properties through these ventures.

Additionally, we have formed a joint venture to acquire properties that are ultimately sold to investors through a private offering of tenant-in-common ("TIC") interests or interests in Delaware Statutory Trusts ("DST"). We earn fees from the joint venture for providing property management, acquisition and leasing services. We will continue to receive management and leasing fees for those properties under management; even after all of the TIC or DST interests have been sold.

We believe that joint ventures support our strategic goals of expanding our footprint to improve diversification, utilizing attractively priced capital and preserving our balance sheet. Additionally, the joint ventures provide us with ongoing fee income which enhances our results of operations from our core portfolio.

*Operations*

We actively manage costs to minimize operating expenses by centralizing all management, leasing, marketing, financing, accounting and data processing activities to provide operating efficiencies. We seek to improve rental income and cash flow by aggressively marketing rentable space. We emphasize regular maintenance and periodic renovation to meet the needs of tenants and to maximize long-term returns. We maintain a diversified tenant base consisting primarily of retail tenants providing consumer goods and services. We proactively review our existing portfolio for potential re-development opportunities.

**Liquidity and Capital Resources**

Our most liquid asset is cash and cash equivalents, which includes cash and short-term investments. Cash and cash equivalents at December 31, 2012 and 2011 were $18,505 and $7,751, respectively. The higher cash balance at December 31, 2012, reflects sales activity in our joint venture with IPCC at year-end, the proceeds of which were subsequently used to pay down the balance on our unsecured line of credit facility, higher prepaid rents and cash received from the sale of certain investment

securities which was not reinvested. See our discussion of the statements of cash flows for a description of our cash activity during the years ended December 31, 2012, 2011 and 2010.

We consider all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. We maintain our cash and cash equivalents at financial institutions. The combined account balances at one or more institutions could periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposits in excess of FDIC insurance coverage. However, we do not believe the risk is significant based on our review of the rating of the institutions where our cash is deposited. FDIC insurance currently covers up to $250,000 per depositor at each insured bank.

***Sources of cash***
Income generated from our investment properties is the primary source from which we generate cash. Other sources of cash include amounts raised from the sale of securities, including shares of our common stock sold under our DRP and ongoing ATM issuance program, draws on our unsecured line of credit facility, which may be limited due to covenant compliance requirements, proceeds from financings secured by our investment properties, cash flows we retain that are not distributed to our stockholders and fee income received from our unconsolidated joint venture properties. As of December 31, 2012, we were in compliance with all financial covenants applicable to us. We had up to $95,000 available under our $175,000 line of credit facility and an additional $100,000 available under an accordion feature. The access to the accordion feature requires approval of the lending group. If approved, the terms for the funds borrowed under the accordion feature would be current market terms and not the terms of the other borrowings under the line of credit facility. The lending group is not obligated to approve access to funds under the accordion feature. We use our cash primarily to pay distributions to our stockholders, for operating expenses at our investment properties, for interest expense on our debt obligations, for purchasing additional investment properties and capital commitments at existing investment properties, to meet joint venture commitments, to repay draws on the line of credit facility and for retiring mortgages payable.

In the aggregate, our investment properties are currently generating sufficient cash flow to pay our operating expenses, monthly debt service requirements, certain capital expenditures and current distributions. Monthly debt service requirements consist primarily of interest payments on our debt obligations although certain of our secured mortgages require monthly principal amortization.

We also own marketable securities of other entities, including REITs. These investments are generally liquid and could be sold to generate liquidity. These investments in available-for-sale securities totaled $7,711 at December 31, 2012, consisting of preferred and common stock investments. At December 31, 2012, we had recorded an accumulated net unrealized gain of $762 on these investment securities. Realized gains and losses from the sale of available-for-sale securities are specifically identified and determined. During the years ended December 31, 2012, 2011 and 2010, we realized gains on sale of $1,401, $1,264 and $2,352, respectively.

We also fund certain of our liquidity needs through the sale of our common stock in "at the market" or "ATM" issuances. We may issue up to $150,000 of our shares of common stock through the ATM issuances. BMO Capital Markets Corp., Jefferies & Company, Inc. and KeyBanc Capital Markets, Inc. (together the "Agents") act as our sales agent(s) for these issuances which may be made in privately negotiated transactions (if we and the Agents have so agreed in writing) or by any other method deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act, including sales made directly on the New York Stock Exchange or to or through a market maker. We refer to the arrangement with the Agents in this report on Form 10-K as our "ATM issuance program." As of December 31, 2012, we had issued an aggregate of approximately 3,816 shares of our common stock through the ATM issuance program generating net proceeds of approximately $31,691, comprised of approximately $32,504 in gross proceeds, offset by approximately $813 in commissions and fees. We used the proceeds from shares issued through the program for general corporate purposes, which included repayment of mortgage indebtedness secured by our properties, acquiring real property through wholly-owned subsidiaries or through our investment in one or more joint venture entities and repaying amounts outstanding on our unsecured line of credit facility, among other things.

Subsequent to December 31, 2012, we issued approximately 548 shares of our common stock through the ATM issuance program, generating net proceeds of approximately $4,960, comprised of approximately $5,035 in gross proceeds, offset by approximately $76 in commissions and fees.

In October 2011, we issued 2,000 shares of 8.125% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses. The proceeds were initially used to pay down debt to capture interest expense savings until the funds were drawn from our unsecured line of credit facility and used to acquire investment properties.

In February 2012, we issued 2,400 shares of Series A Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59,000, after deducting the underwriting discount, but before expenses. We used the net proceeds of the offering to purchase additional investment properties. As of December 31, 2012, we had no cumulative preferred stock dividends in arrears.

***Uses of cash***
Our largest expenses relate to the operation of our properties as well as the interest expense on our mortgages payable and other debt obligations. Our property operating expenses include, but are not limited to, real estate taxes, regular maintenance, landscaping, snow removal and periodic renovations to meet tenant needs. Pursuant to lease arrangements, most tenants are required to reimburse us for some or all of their pro rata share of the real estate taxes and operating expenses of the property.

Since the most recent economic downturn, we have been successful in restoring stability to our portfolio. The stability of our portfolio, the lack of new supply of retail space, and the continued demand from growing retailers has put us in excellent position to be proactive in upgrading the quality of our tenancy and increasing rents. We continue to focus on leasing vacant spaces, but we are also focusing on right-sizing certain retailers and repositioning other centers to manage tenant exposures and open up space to accommodate larger tenants. These activities may require us to take tenants off-line during construction which may have a temporary adverse effect on our results of operations during the period the tenant is not paying rent. We are proactive in moving forward with these activities as we believe the long term benefits outweigh the temporary decline in cash flows and net operating income.

In 2013, we intend to expand our program to re-position select centers in our portfolio to accommodate in-demand retail concepts and increase asset value. We currently have several projects underway and others under consideration. We expect to take approximately 350,000 square feet out of service in conjunction with planned repositioning projects, which we expect to come back on line in 2014. The loss in revenue from taking this space off-line will be partially offset by revenue coming on-line for leases signed during 2012. During 2012, we invested approximately $25,000 in capital for tenant improvements and leasing commission on new leases and building improvements related to some of these repositioning efforts. We funded these improvements using cash from operations and draws on our unsecured line of credit facility. We expect to invest approximately the same amount in 2013 using the same sources of cash.

Reference is made to the Total Debt Maturity Schedule in Note 13, “Secured and Unsecured Debt” to the accompanying consolidated financial statements for a discussion of our total debt outstanding as of December 31, 2012, which is incorporated into this Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Approximately $106,658 of consolidated debt, including required monthly principal amortization, matures prior to the end of 2013. Included in this debt maturing in 2013 is approximately $90,247 related to our Algonquin Commons property. Although these loans do not mature until November 2014, we have included them in 2013 because the lender has accelerated the due date of the loans in connection with their decision to initiate foreclosure proceedings. We intend to repay the remaining maturing debt upon maturity using available cash and/or borrowings under our unsecured line of credit facility.

In June 2012, we ceased paying the monthly debt service on the mortgage loans encumbering Algonquin Commons. We had hoped to reach an agreement with the special servicer that would have revised the loan structure to make continued ownership of the property economically feasible. In January 2013, we received notice that a complaint had been filed by the successors to the lender, alleging events of default under the loan documents and, among other things, seeking to foreclose on the property. We cannot currently estimate the impact the dispute will have on our consolidated financial statements and may not be able to do so until a final outcome has been reached. We believe the Payment Guaranty has, however, ceased and is of no further force and effect as a result of the property having met the performance metrics set forth in the Payment Guaranty. As we have previously disclosed, if we are required to pay the full $18,600 outstanding under the guarantee, then making that payment could have a material adverse effect on our consolidated statements of cash flows for the period and the year in which it would be made and it could have a material adverse effect on our consolidated statements of operations and comprehensive income for the period and the year in which the Company culminates the disposal of the property and related debt. We believe that this payment would not have a material effect on our consolidated balance sheets. If we are required to pay under the payment guarantee, we expect to be able to fund this payment using available cash and/or a draw on our unsecured line of credit facility.

In October 2012, we entered into a First Amendment (the "Amendment") to the Limited Partnership Agreement of our joint venture with PGGM. Subject to the terms and conditions of the Amendment, the partners increased the potential maximum equity contributions to allow for the acquisition of up to an additional $400,000 of grocery-anchored and community retail centers located in Midwestern U.S. markets, using partner equity and secured debt. The Amendment increases our potential maximum equity commitment from approximately $160,000 to $280,000. PGGM's potential maximum equity commitment

has been increased from approximately $130,000 to $230,000. The Amendment allows for a two-year investment period and no contributions are required unless and until both partners approve an additional acquisition. We will fund our equity commitment with draws on our line of credit facility, proceeds from sales of investment properties, proceeds from financing unencumbered properties or the sale of preferred and/or common stock.

### Acquisitions and Dispositions

The table below presents investment property acquisitions during the years ended December 31, 2012, 2011 and 2010.

| Date | Property | City | State | GLA Sq.Ft. | Purchase Price | Cap Rate (a) | Financial Occupancy at time of Acquisition |
|---|---|---|---|---|---|---|---|
| 12/21/2012 | Valparaiso Walk | Valparaiso | IN | 137,500 | $ 21,900 | 8.00% | 100% |
| 12/21/2012 | Dick's Sporting Goods (b) | Cranberry Township | PA | 81,780 | 19,100 | 7.71% | 100% |
| 12/20/2012 | Walgreens (b) | El Paso | TX | 15,120 | 4,200 | 7.11% | 100% |
| 12/20/2012 | Walgreens (b) | Benton Harbor | MI | 14,820 | 4,920 | 6.72% | 100% |
| 12/19/2012 | Dollar General Portfolio (b) (c) | (c) | (c) | 54,230 | 6,337 | (c) | 100% |
| 11/16/2012 | BJ's Wholesale Club (b) | Gainesville | VA | 76,267 | 16,000 | 6.48% | 100% |
| 10/30/2012 | Family Dollar (b) | Lorain | OH | 8,400 | 1,246 | 8.25% | 100% |
| 10/30/2012 | Family Dollar (b) | Cisco | TX | 8,000 | 939 | 8.50% | 100% |
| 9/26/2012 | Walgreens (b) | New Bedford | MA | 10,350 | 2,650 | 8.14% | 100% |
| 8/15/2012 | Walgreens (b) | Villa Park | IL | 12,154 | 4,863 | 7.51% | 100% |
| 6/13/2012 | Walgreens (b) | Milwaukee | WI | 13,905 | 3,025 | 7.65% | 100% |
| 4/18/2012 | Orland Park Place Outlots II | Orland Park | IL | 22,966 | 8,750 | 7.40% | 100% |
| 3/27/2012 | CVS/Walgreens Portfolio (b) (d) | (d) | (d) | 55,465 | 23,711 | 6.50% | 100% |
| 3/19/2012 | CVS/Walgreens Portfolio (b) (e) | (e) | (e) | 40,113 | 17,059 | 6.50% | 100% |
| 3/16/2012 | Pick N Save (b) | Sheboygan | WI | 62,138 | 11,700 | 7.44% | 100% |
| 3/13/2012 | Mt. Pleasant Shopping Center (b) (f) | Mt. Pleasant | WI | 83,334 | 21,320 | 7.20% | 98% |
| 3/6/2012 | Westgate Shopping Center (g) (h) | Fairview Park | OH | 241,838 | 73,405 | 7.60% | 86% |
| 2/29/2012 | Stone Creek Towne Center (i) (j) | Cincinnati | OH | 142,824 | 36,000 | 8.00% | 97% |
| 2/24/2012 | Woodbury Commons (k) (l) | Woodbury | MN | 116,196 | 10,300 | 6.50% | 66% |
| 2/24/2012 | Silver Lake Village (i) (m) | St. Anthony | MN | 159,303 | 36,300 | 6.90% | 87% |
| 12/15/2011 | Turfway Commons (i) | Florence | KY | 105,471 | 12,980 | 8.37% | 95% |
| 12/7/2011 | Elston Plaza (i) | Chicago | IL | 87,946 | 18,900 | 6.75% | 90% |
| 11/29/2011 | Brownstones Shopping Center (i) | Brookfield | WI | 137,816 | 24,100 | 7.00% | 96% |
| 11/1/2011 | Bradley Commons | Bradley | IL | 174,348 | 25,820 | 7.45% | 93% |
| 9/21/2011 | Champlin Marketplace (i) | Champlin | MN | 88,577 | 13,200 | 6.40% | 89% |
| 6/14/2011 | Walgreens Portfolio (b) (n) | (n) | (n) | 85,920 | 32,027 | (n) | 100% |
| 6/2/2011 | Red Top Plaza (i) | Libertyville | IL | 151,840 | 19,762 | 7.39% | 81% |
| 4/13/2011 | Triple Net Leased Portfolio (b) (o) | (o) | (o) | 107,962 | 46,931 | (o) | 100% |
| 3/24/2011 | Mariano's Fresh Market (b) | Arlington Heights | IL | 66,393 | 20,800 | 7.41% | 100% |
| 1/11/2011 | Joffco Square (i) | Chicago | IL | 95,204 | 23,800 | 7.15% | 83% |
| 11/22/2010 | Roundy's | Menomonee Falls | WI | 103,611 | 20,722 | 7.68% | 100% |
| 11/15/2010 | CVS (b) | Elk Grove | CA | 12,900 | 7,689 | 7.60% | 100% |
| 10/25/2010 | Diffley Marketplace (i) | Eagan | MN | 62,656 | 11,861 | 6.54% | 94% |
| 10/7/2010 | Walgreens (b) | Island Lake | IL | 14,820 | 4,493 | 7.50% | 100% |
| 9/24/2010 | University of Phoenix (b) | Meridian | ID | 36,773 | 8,825 | 8.25% | 100% |
| 9/7/2010 | Harbor Square Plaza (b) (p) | Port Charlotte | FL | 20,087 | 11,250 | 8.10% | 100% |
| 8/26/2010 | Copp's (b) | Sun Prairie | WI | 61,048 | 11,700 | 8.35% | 100% |
| 7/8/2010 | Farnam Tech Center (b) | Omaha | NE | 118,239 | 18,000 | 7.22% | 100% |
| 6/23/2010 | The Point at Clark (q) | Chicago | IL | 95,455 | 28,816 | 7.74% | 100% |
| | | | | 2,983,769 | $ 685,401 | | |

(a) The Cap Rate disclosed is as of the time of acquisition and is calculated by dividing the forecasted net operating income ("NOI") by the purchase price. Forecasted NOI is defined as forecasted net income for the twelve months following the acquisition of the property, calculated in accordance with U.S. GAAP, excluding straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense, less a vacancy factor to allow for potential tenant move-outs or defaults.

(b) These properties were acquired through our joint venture with IPCC.

(c) This portfolio includes six Dollar General stores, located in Baldwin, Wisconsin; Mercer, Wisconsin; Nekoosa, Wisconsin; Oxford, Wisconsin; Spooner, Wisconsin and Wittenberg, Wisconsin. The cap rates for the various properties ranged from 7.60% to 7.75%.

(d) This portfolio includes one CVS store and three Walgreens stores, located in Nampa, Idaho; St. George, Utah; Lee's Summit, Missouri and McPherson, Kansas.

(e) This portfolio includes two CVS stores and one Walgreens store, located in Newport News, Virginia; McAllen, Texas and Dunkirk, New York.

(f) The purchase price of this property includes approximately 6,700 square feet subject to a ground lease. Ground lease square footage is not included in our GLA.

(g) This property was sold to our joint venture with PGGM on December 11, 2012.

(h) The purchase price of this property includes approximately 229,000 square feet subject to ground leases. Ground lease square footage is not included in our GLA.

(i) These properties were acquired through our joint venture with PGGM.

(j) The purchase price of this property includes approximately 6,600 square feet subject to a ground lease. Ground lease square footage is not included in our GLA.

(k) This property was sold to our joint venture with PGGM on April 13, 2012.

(l) The purchase price of this property includes approximately 6,200 square feet subject to a ground lease. Ground lease square footage is not included in our GLA.

(m) The purchase price of this property includes approximately 154,000 square feet subject to ground leases. Ground lease square footage is not included in our GLA.

(n) This portfolio includes six Walgreens stores, located in Normal, Illinois' Spokane, Washington; Villa Rica, Georgia; Waynesburg, Pennsylvania; Somerset, Massachusetts and Gallup, New Mexico. The cap rates for the various properties ranged from 7.10% to 7.22%.

(o) This portfolio includes 16 properties, triple net leased to various tenants. These properties are located in Portland, Oregon; Apopka, Florida; Crestview, Florida; San Antonio, Texas; Lawrenceville, Georgia; Brandon, Florida; Columbia, South Carolina; Lewisville, Texas; Houston, Texas; St. Louis, Missouri; Monroe, North Carolina; Milwaukee, Wisconsin; Fort Worth, Texas; Eagan, Minnesota; Port St. Lucie, Florida and San Antonio, Texas. The purchase price includes a 4,700 square foot ground lease with Bank of America and a 5,300 square foot ground lease with Capital One. Ground lease square footage is not included in our GLA. The cap rates for the various properties ranged from 6.00% to 7.95%.

(p) The purchase price of this property includes a 96,253 square foot ground lease with Kohl's. Ground lease square footage is not included in our GLA.

(q) This property was sold to our joint venture with PGGM on August 31, 2010.

During the year ended December 31, 2010, we were granted possession of a vacant building at our Orland Park Place Outlots investment property. Previously, we had a ground lease with a restaurant operator. Upon default by the tenant, we added this building to our portfolio, pursuant to the lease terms, which resulted in income of $890.

The table below presents investment property dispositions, including properties disposed of by our unconsolidated joint ventures, during the years ended December 31, 2012, 2011 and 2010.

| Date | Property | City | State | GLA Sq. Ft. | Sale Price | Gain (Loss) on Sale | Provision for Asset Impairment |
|---|---|---|---|---|---|---|---|
| 12/28/2012 | CVS/Walgreens Portfolio (a) (b) | (b) | (b) | 40,113 | $ 19,361 | $ — | $ — |
| 12/6/2012 | 10th Street Center (c) | Indianapolis | IN | 67,541 | 1,800 | — | 2,139 |
| 12/6/2012 | Butera Market | Naperville | IL | 67,632 | 5,700 | 1,749 | — |
| 10/11/2012 | Hartford Plaza | Naperville | IL | 43,762 | 4,520 | 1,281 | — |
| 8/1/2012 | Walgreens | Jennings | MO | 15,120 | 2,250 | 349 | — |
| 6/15/2012 | Riverplace Center (c) | Noblesville | IN | 74,414 | 4,450 | — | 356 |
| 6/7/2012 | Grand Traverse Crossings (c) | Traverse City | MI | 21,337 | 1,150 | — | 1,068 |
| 2/29/2012 | Walgreens Portfolio (a) (d) | (c) | (c) | 85,920 | 36,272 | — | — |
| 11/30/2011 | Triple Net Leased Portfolio (a) (d) | (d) | (d) | 107,962 | 53,718 | — | — |
| 10/28/2011 | Orland Park Retail | Orland Park | IL | 8,500 | 975 | 59 | — |
| 10/7/2011 | Rose Plaza East and West | Naperville | IL | 25,993 | 5,050 | 895 | — |
| 8/18/2011 | Park Center Plaza (partial) | Tinley Park | IL | 61,000 | 3,000 | 358 | — |
| 7/21/2011 | Mariano's Fresh Market (a) | Arlington Heights | IL | 66,393 | 23,430 | — | — |
| 7/21/2011 | National Retail Portfolio (a) (f) | (e) | (e) | 108,855 | 40,313 | — | — |
| 5/25/2011 | University of Phoenix (a) | Meridian | ID | 36,773 | 10,698 | — | — |
| 2/14/2011 | Schaumburg Golf Road Retail | Schaumburg | IL | 9,988 | 2,150 | 197 | — |
| 12/30/2010 | Bank of America (a) (g) | Moosic | PA | 300,000 | 77,810 | — | — |
| 12/30/2010 | Bank of America (a) (g) | Las Vegas | NV | 85,708 | — | — | — |
| 12/16/2010 | Farnam Tech Center (a) | Omaha | NB | 118,237 | 21,390 | — | — |
| 12/8/2010 | Bank of America (a) (h) | Hunt Valley | MD | 377,332 | 97,420 | — | — |
| 12/8/2010 | Bank of America (a) (h) | Rio Rancho | NM | 76,768 | — | — | — |
| 11/29/2010 | Homewood Plaza | Homewood | IL | 19,000 | 2,500 | 1,108 | — |
| 9/1/2010 | Northgate Center | Sheboygan | WI | 73,647 | 8,025 | (9) | — |
| 8/5/2010 | Springboro Plaza | Springboro | OH | 154,034 | 7,125 | 230 | — |
| 4/30/2010 | Park Center Plaza (partial) | Tinley Park | IL | 5,089 | 845 | 521 | — |
| | | | | 2,051,118 | $ 429,952 | $ 6,738 | $ 3,563 |

(a) This property is included as a disposition because all of the TIC or DST interests have been sold through our joint venture with IPCC. No gain or loss is reflected in this table because the disposition of these properties is not considered a property sale, but rather a sale of ownership interest in the properties. The gains from these properties are included in gain from sale of joint venture interests on the accompanying consolidated statements of operations and comprehensive income.

(b) This portfolio includes two CVS stores and one Walgreens store, located in Newport News, Virginia; McAllen, Texas and Dunkirk, New York.

(c) The properties sold during the year ended December 31, 2012, were sold at prices below their carrying value. During the year ended December 31, 2011, we estimated the loss in value as contracts for the sales of these properties had been entered into. Upon sale, we were required to record an additional impairment to adjust our estimate. As a result, we recorded a provision for asset impairment totaling $722 and $2,841 during the years ended December 31, 2012 and 2011, respectively. These impairment losses are included in discontinued operations on the consolidated statements of operations and comprehensive income.

(d) This portfolio includes six Walgreens stores, located in Normal, Illinois' Spokane, Washington; Villa Rica, Georgia; Waynesburg, Pennsylvania; Somerset, Massachusetts and Gallup, New Mexico.

(e) This portfolio includes 16 properties, triple net leased to various tenants. These properties are located in Portland, Oregon; Apopka, Florida; Crestview, Florida; San Antonio, Texas; Lawrenceville, Georgia; Brandon, Florida; Columbia, South Carolina; Lewisville, Texas; Houston, Texas; St. Louis, Missouri; Monroe, North Carolina; Milwaukee, Wisconsin; Fort Worth, Texas; Eagan, Minnesota; Port St. Lucie, Florida and San Antonio, Texas.

(f) This portfolio includes a CVS store in Elk Grove, California; a Walgreens store in Island Lake, Illinois; Harbor Square Plaza in Port Charlotte, Florida and Copp's in Sun Prairie, Wisconsin.

(g) The interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The sale price of $77,810 was for both properties.

(h) The interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The sale price of $97,420 was for both properties.

The table below presents development property dispositions during the year ended December 31, 2010. There were no development property dispositions during the years ended December 31, 2012 and 2011.

| Date | Property | Joint Venture Partner | City | State | Approx. Acres | Sales Price |
|---|---|---|---|---|---|---|
| 8/31/2010 | Savannah Crossing | TMK Development, Inc. | Aurora | IL | 2 | $ 2,350 |
| 8/13/2010 | North Aurora Outlots Phase I | North American Real Estate | North Aurora | IL | 1 | 260 |
| | | | | | 3 | $ 2,610 |

## Contractual Obligations

The table below presents our obligations and commitments to make future payments under debt obligations and lease agreements as of the year ended December 31, 2012:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Long-Term Debt (a) | $ 412,361 | 106,658 | 109,622 | 45,816 | 150,265 |
| Line of Credit Facility | 80,000 | — | 80,000 | — | — |
| Convertible Notes (b) | 29,215 | — | 29,215 | — | — |
| Term Loan | 225,000 | — | — | 225,000 | — |
| Office Lease | 1,276 | 479 | 797 | — | — |
| Interest Expense (c)(d) | 124,694 | 23,806 | 57,506 | 23,431 | 19,951 |

(a) Included in the debt maturing in 2013 is approximately $90,247 secured by our Algonquin Commons property. Although these loans do not mature until November 2014, we have included them in 2013 because the lender has accelerated the due date of the loans in connection with their decision to initiate foreclosure proceedings.

(b) Our convertible notes issued during 2010 mature in 2029. They are included in 2014 because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their notes.

(c) Interest expense on the convertible notes was calculated through the first date at which we are able to call the note.

(d) Interest expense on the line of credit facility was calculated using the outstanding balance and the 2.2 percent interest rate in effect at December 31, 2012.

## Critical Accounting Policies

**General.** A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the recognition of rental income and tenant recoveries, allocation and valuation of investment properties, consolidation/equity accounting policies and our investments in securities. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

**Recognition of Rental Income and Tenant Recoveries.** Under U.S. GAAP, we are required to recognize rental income based on the effective monthly rent for each lease. The effective monthly rent is equal to the average monthly rent during the term of the lease, not the stated rent for any particular month. The process, known as "straight-lining" rent, generally has the effect of increasing rental revenues during the early phases of a lease and decreasing rental revenues in the latter phases of a lease. If rental income calculated on a straight-line basis exceeds the cash rent due under the lease, the difference is recorded as an increase to both deferred rent receivable and rental income in the accompanying consolidated financial statements. If the cash rent due under the lease exceeds rental income calculated on a straight-line basis, the difference is recorded as a decrease to both deferred rent receivable and rental income in the accompanying consolidated financial statements. We defer recognition of contingent rental income, such as percentage/excess rent, until the specified target that triggers the contingent rental income is achieved. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we have reason to believe will be uncollectible, including any amounts relating to straight-line rent receivables. Amounts deemed to be uncollectible are written off.

Tenant recoveries are primarily comprised of real estate tax and common area maintenance reimbursement income. Real estate tax income is based on an accrual reimbursement calculated by tenant, based on an estimate of current year real estate taxes.

As actual real estate tax bills are received, we reconcile with our tenants and adjust prior year income estimates in the current period. Common area maintenance income is accrued on actual common area maintenance expenses as incurred. Annually, we reconcile with the tenants for their share of the expenses per their lease and we adjust prior year income estimates in the current period.

**Allocation of Investment Properties.** We allocate the purchase price of each acquired investment property between land, building and improvements, other intangibles (including acquired above market leases, acquired below market leases, customer relationships and acquired in-place leases) and any liabilities assumed, including debt that is recorded at fair value, taking into consideration any above or below market terms. Purchase price allocations are based on our estimates. The value allocated to land as opposed to building affects the amount of depreciation expense we record. If more value is attributed to land, depreciation expense is lower than if more value is attributed to building and improvements. In some circumstances we engage independent real estate appraisal firms to provide market information and evaluations that are relevant to our purchase price allocations; however, we are ultimately responsible for the purchase price allocation. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties.

We expense acquisition costs for investment property acquisitions, accounted for as business combinations, to record the acquisition at its fair value.

The aggregate value of other intangibles is measured based on the difference between the purchase price and the property valued as-if-vacant. We utilize information contained in independent appraisals and management's estimates to determine the respective as-if-vacant property values. Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases and the risk adjusted cost of capital. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, up to 24 months. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. We allocate the difference between the purchase price of the property and the as-if-vacant value first to acquired above and below market leases. We evaluate each acquired lease based upon current market rates at the acquisition date and consider various factors including geographic location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market. After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to the acquired above or below market lease based upon the present value of the difference between the contractual lease rate and the estimated market rate. For below market leases with fixed rate renewals, renewal periods are included in the calculation of below market lease values and the amortization period. The determination of the discount rate used in the present value calculation is based upon a rate for each individual lease and primarily based upon the credit worthiness of each individual tenant. The values of the acquired above and below market leases are amortized over the life of each respective lease as an adjustment to rental income.

We then allocate the remaining difference to the value of acquired in-place leases and customer relationships based on management's evaluation of specific leases and our overall relationship with the respective tenants. The evaluation of acquired in-place leases consists of a variety of components including the costs avoided associated with originating the acquired in-place lease, including but not limited to, leasing commissions, tenant improvement costs and legal costs. We also consider the value associated with lost revenue related to tenant reimbursable operating costs and rental income estimated to be incurred during the assumed re-leasing period. The value of the acquired in-place lease is amortized over the life of the related lease for each property as a component of amortization expense. We also consider whether any customer relationship value exists related to the property acquisition. As of December 31, 2012, we had not allocated any amounts to customer relationships.

The valuation and possible subsequent impairment in the value of our investment properties is a significant estimate that can and does change based on management's continuous process of analyzing each property.

**Impairment of investment properties and unconsolidated joint ventures.** We assess the carrying values of our investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable. Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows. In order to review our investment properties for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques; including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If our analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on management's intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates; and (iii) for costs incurred related to the potential acquisition or development of a real estate property, recoverability is assessed based on the probability that the acquisition or development is likely to occur as of the measurement date.

The use of projected future cash flows is based on management's assumptions of future operations and is consistent with the strategic plan we use to manage our underlying business. However assumptions about and estimates of future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to our impairment analyses could impact these assumptions and result in future impairment charges of our real estate properties.

We also review our investments in unconsolidated entities. When circumstances indicate there may have been a loss in value of an equity method investment, we evaluate the investment for impairment by estimating our ability to recover our investment from future expected cash flows. If we determine the loss in value is other than temporary, we will recognize an impairment charge to reflect the investment at fair value. The use of projected future cash flows and other estimates of fair value, the determination of when a loss is other than temporary and the calculation of the amount of the loss are complex and subjective processes. Use of other estimates and assumptions may result in different conclusions. Changes in economic and operating conditions that occur subsequent to our review could impact these assumptions and result in future impairment charges of our equity investments.

**Consolidation/Equity Accounting Policies.** We consolidate the operations of a joint venture if we determine that we are the primary beneficiary of the joint venture, which management has determined to be a variable interest entity ("VIE") in accordance with ASC 810. The primary beneficiary is the party that has a controlling financial interest in the VIE, which is defined as having both of the following characteristics: 1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance, and 2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a VIE or the determination of who has control and influence of the entity. When we consolidate a VIE, the assets, liabilities and results of operations of the VIE are included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a VIE we use the equity method of accounting. Under the equity method, the operations of a joint venture that qualifies as a VIE are not consolidated with our operations. Instead our share of operations is reflected as equity in earnings (loss) of unconsolidated joint ventures on our consolidated statements of operations and comprehensive income. Additionally, our net investment in the joint venture is reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

**Investment in Securities.** We classify our investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which we have the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. Investment in securities at December 31, 2012 and 2011 consist of perpetual preferred securities and common securities classified as available-for-sale securities, which are recorded at fair value and preferred securities not classified as available-for-sale securities and therefore, recorded at cost. We determined that these non-traded securities should be held at cost because the fair value is not readily determinable and there is no active market for these securities. Unrealized holding gains and losses on securities classified as available-for-sale are excluded from earnings and reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

For an impaired security we consider whether we have the ability and intent to hold the investment for a time sufficient to allow for any anticipated recovery in market value and consider whether the evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end and forecasted performance of the investee. In addition, under the debt security model, an evaluation as to the underlying credit of the issuer is made.

**Statements of Cash Flows**

The following table summarizes our consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010:

| | | 2012 | 2011 | 2010 |
|---|---|---|---|---|
| Net cash provided by operating activities | $ | 68,955 | 63,274 | 59,523 |
| Net cash used in investing activities | $ | (182,635) | (101,851) | (28,735) |
| Net cash provided by (used in) financing activities | $ | 124,434 | 32,762 | (23,941) |

**2012 Compared to 2011**

Net cash provided by operating activities was $68,955 for the year ended December 31, 2012, as compared to $63,274 for the year ended December 31, 2011. The increase in cash provided by operating activities is due primarily to an improvement in property operations. See discussion in our Results of Operations section for an explanation of property operations.

Net cash used in investing activities was $182,635 for the year ended December 31, 2012, as compared to $101,851 for the year ended December 31, 2011. The primary reason for the increase in cash used in investing activities was the use of $242,711 to purchase investment properties and $24,447 in additions to investment properties during the year ended December 31, 2012, as compared to the use of $125,604 to purchase investment properties and $40,775 in additions to investment properties during the year ended December 31, 2011. Additionally, we used net cash of $12,955 to fund a construction loan and to purchase notes encumbered by operating properties at a discount and invested an additional $15,364 in our unconsolidated joint ventures to acquire investment properties. We received $29,853 in proceeds from the sale of property ownership interests in connection with our joint venture with IPCC during the year ended December 31, 2012, as compared to the receipt of $62,929 from the sale of property ownership interests during the year ended December 31, 2011. This decrease was due to the timing of the sale of property ownership interests, which typically vary from period-to-period and year-to-year. Partially offsetting this increase in cash used in investing activities was the return of capital invested in our unconsolidated joint ventures as financing was placed on certain of the investment properties and cash flow distributions from our joint ventures during the year ended December 31, 2012, and the receipt of $43,596 of sales proceeds from the sale of investment properties during the year ended December 31, 2012, as compared to $10,796 during the year ended December 31, 2011.

Net cash provided by financing activities was $124,434 for the year ended December 31, 2012, as compared to $32,762 during the year ended December 31, 2011. The primary reason for the increase in cash received from financing activities was the receipt of $108,258 in loan proceeds, net of loan payoffs and $25,000 from our amended term loan during the year ended December 31, 2012, as compared to the receipt of $26,881 in loan proceeds, net of loan payoffs, $50,000 from the new term loan, $35,000 from our unsecured line of credit facility and using $82,648 to repay certain convertible notes during the year ended December 31, 2011.

**2011 Compared to 2010**

Net cash provided by operating activities was $63,274 for the year ended December 31, 2011, as compared to $59,523 for the year ended December 31, 2010. The increase in cash provided by operating activities is due primarily to a reduction in accounts receivable, as well as property operations. See our discussion of results of operations for an explanation related to property operations.

Net cash used in investing activities was $101,851 for the year ended December 2011, as compared to $28,735 for the year ended December 31, 2010. The primary reason for the increase in cash used in investing activities was the use of $125,604 to purchase investment properties and $40,775 in additions to investment properties during the year ended December 31, 2011, as compared to the use of $102,478 to purchase investment properties and $23,470 in additions to investment properties during the year ended December 31, 2010. Additionally, we received proceeds of $10,796 from the sale of investment properties and $499 from the change in control of investment properties during the year ended December 31, 2011, as compared to receiving proceeds of $46,868 from the sale of investment properties and $11,886 from the change in control of investment properties during the year ended December 31, 2010. Partially offsetting the increase in cash used in investing activities was the receipt of $62,929 from the sale of property ownership interests in connection with our joint venture with IPCC during the year ended December 31, 2011, as compared to the receipt of $35,461 from the sale of property ownership interests during the year ended December 31, 2010.

Net cash provided by financing activities was $32,762 for the year ended December 31, 2011, as compared to cash used in financing activities of $23,941 during the year ended December 31, 2010. The primary reason for the increase in cash provided by financing activities was the receipt of $85,000 in proceeds from our unsecured credit facilities during the year ended December 31, 2011, as compared to $10,000 during the year ended December 31, 2010. Additionally, the issuance of shares, net of offering costs of $55,415 during the year ended December 31, 2011, as compared to $23,899 during the year ended December 31, 2010. Further, during the year ended December 31, 2011, we received $26,881 in net loan proceeds as compared to $7,683 during the year ended December 31, 2010. Partially offsetting the increase in cash provided by financing activities was the use of $82,648 to repurchase certain convertible notes during the year ended December 31, 2011, as compared to $15,483 during the year ended December 31, 2010.

**Results of Operations**

This section describes and compares our results of operations for the three years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, we had ownership interests in 37 single-user retail properties, 59 Neighborhood Centers, 23 Community Centers, 37 Power Centers and 1 Lifestyle Center. We generate almost all of our net operating income from property operations. One metric that management uses to evaluate our overall portfolio, is same store net operating income in which management analyzes the net operating income of properties that we have owned and operated for the same twelve month periods during each year. These properties are referred to herein as "same store" properties. Property net operating income is a non-GAAP measure that allows management to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income. We believe that net operating income is also meaningful as an indicator of the effectiveness of our management of properties because net operating income excludes certain items that are not reflective of management, such as depreciation and interest expense.

A total of 91 of our investment properties were "same store" properties during the periods presented. These properties comprise approximately 7.9 million square feet. In the table below, "other investment properties" includes activity from properties acquired during the years ended December 31, 2012, 2011 and 2010, two properties in which we took over ownership control from our joint venture partner, properties contributed to our joint ventures and activity from properties owned through our joint venture with IPCC while these properties were consolidated. Operations from properties acquired through this joint venture are recorded as consolidated income until those properties become unconsolidated with the first sale of ownership interests to investors. Once the operations are unconsolidated, the income is included in equity in earnings (loss) of unconsolidated joint ventures in the accompanying consolidated statements of operations and comprehensive income. The "same store" investment properties represented 85% of the square footage of our consolidated portfolio at December 31, 2012. The following table presents the net operating income, broken out between "same store" and "other investment properties," prior to straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense for the years ended December 31, 2012, 2011 and 2010 along with reconciliation to net income (loss) attributable to common stockholders, calculated in accordance with U.S. GAAP.

| | Year ended December 31, 2012 | Year ended December 31, 2011 | Year ended December 31, 2010 |
|---|---|---|---|
| Rental income and tenant recoveries: | | | |
| "Same store" investment properties, 91 properties | | | |
| Rental income | $ 90,860 | 89,281 | 88,265 |
| Tenant recovery income | 31,259 | 30,356 | 31,997 |
| Other property income | 1,903 | 1,714 | 1,670 |
| "Other investment properties" | | | |
| Rental income | 22,419 | 25,752 | 24,617 |
| Tenant recovery income | 5,762 | 8,609 | 10,147 |
| Other property income | 506 | 226 | 317 |
| **Total rental and additional rental income** | **$ 152,709** | **155,938** | **157,013** |
| | | | |
| Property operating expenses: | | | |
| "Same store" investment properties, 91 properties | | | |
| Property operating expenses | $ 15,883 | 18,056 | 19,092 |
| Real estate tax expense | 24,222 | 20,814 | 22,956 |
| "Other investment properties" | | | |
| Property operating expenses | 3,773 | 5,308 | 5,161 |
| Real estate tax expense | 5,050 | 7,155 | 9,159 |
| **Total property operating expenses** | **$ 48,928** | **51,333** | **56,368** |
| | | | |
| Property net operating income | | | |
| "Same store" investment properties | $ 83,917 | 82,481 | 79,884 |
| "Other investment properties" | 19,864 | 22,124 | 20,761 |
| **Total property net operating income** | **$ 103,781** | **104,605** | **100,645** |
| | | | |
| Other income: | | | |
| Straight-line rents | $ 839 | 1,526 | 1,566 |
| Amortization of lease intangibles | 539 | 350 | (102) |
| Other income | 3,633 | 2,438 | 4,563 |
| Fee income from unconsolidated joint ventures | 5,757 | 6,027 | 3,578 |
| Loss on sale of investment properties | (23) | — | — |
| Gain (loss) from change in control of investment properties | 1,108 | (1,400) | 5,018 |
| Gain on sale of joint venture interest | 766 | 1,366 | 4,555 |
| Gain on extinguishment of debt | — | — | 1,481 |
| Other expenses: | | | |
| Income tax benefit (expense) of taxable REIT subsidiaries | 6,346 | 632 | (719) |
| Bad debt expense | (2,959) | (3,975) | (6,100) |
| Depreciation and amortization | (55,036) | (49,477) | (43,375) |
| General and administrative expenses | (17,552) | (14,656) | (13,735) |
| Interest expense | (35,680) | (41,579) | (36,051) |
| Provision for asset impairment | — | (5,223) | (18,190) |
| Equity in earnings (loss) of unconsolidated ventures | 2,875 | (8,124) | (4,365) |
| Income (loss) from continuing operations | 14,394 | (7,490) | (1,231) |
| Income from discontinued operations | 3,298 | 436 | 2,755 |
| Net income (loss) | 17,692 | (7,054) | 1,524 |
| Less: Net (income) loss attributable to the noncontrolling interest | 67 | (130) | (306) |
| Net income (loss) attributable to Inland Real Estate Corporation | 17,759 | (7,184) | 1,218 |
| Dividends on preferred shares | (7,910) | (948) | — |
| **Net income (loss) attributable to common stockholders** | **$ 9,849** | **(8,132)** | **1,218** |

On a "same store" basis (comparing the results of operations of the investment properties owned during the year ended December 31, 2012, with the results of the same investment properties owned during the year ended December 31, 2011),

property net operating income increased $1,436, with total rental and additional rental income increasing by $2,671 and total property operating expenses increasing $1,235.

In comparing the results of operations from the "same store" properties during the years ended December 31, 2011 and 2010, property net operating income increased $2,597 with total rental and additional rental income decreasing $581 and total property operating expenses decreasing $3,178.

Net income (loss) attributable to common stockholders increased $17,981 when comparing the year ended December 31, 2012 to the year ended December 31, 2011 and decreased $9,350 when comparing the year ended December 31, 2011 to the year ended December 31, 2010, for the reasons explained below.

***Rental income***
Rental income increased $1,579 on a "same store" basis, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to the effect of increased income generated by new leases signed during the respective periods and the end of any associated rent abatement periods. Total rental income decreased $1,754 for the year ended December 31, 2012, as compared to the year ended December 31, 2011, reflecting a decrease in rental income from our "other investment properties" during the year. The decrease is primarily due to the impact of contributing properties to our joint venture with PGGM during 2011 and 2012. These properties become unconsolidated upon contribution to the joint venture. This decrease is partially offset by properties acquired during these same periods.

Rental income increased $1,016 on a "same store" basis, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to the effect of increased income generated by new leases signed during the respective periods and the end of any associated rent abatement periods. Total rental income increased $2,151 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, reflecting an increase in rental income from our "other investment properties" during the year. The increase is a result of income generated by investment properties acquired during the years ended December 31, 2011 and 2010, including the change in control transaction related to the Algonquin Commons and Orchard Crossing properties and properties owned through our joint venture with IPCC, while they were consolidated.

***Tenant recovery income***
Tenant recovery income increased $903 on a "same store" basis, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Total tenant recovery income decreased $1,944 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The primary reason for the fluctuation in tenant recovery income is a corresponding fluctuation in the amount of property operating and real estate tax expenses, both of which are recoverable under tenant leases. The overall recovery rate year-over-year remained consistent.

Tenant recovery income decreased $1,641 on a "same store" basis and $3,179 in total, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to decreased property operating and real estate tax expenses. The overall recovery rate year-over-year also increased approximately 2 percent.

***Property operating expenses***
Property operating expenses decreased $2,173 on a "same store" basis and $3,708 in total, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease in property operating expenses during the year is due primarily to a decrease in total snow removal costs of approximately $2,500. Additionally, the decrease in total property operating expenses is a result of the contribution of properties to our joint venture with PGGM during 2011 and 2012.

Property operating expenses decreased $1,036 on a "same store" basis and $889 in total, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, respectively, primarily due to a decrease in total snow removal costs of approximately $820 and our ongoing cost reduction efforts during the year ended December 31, 2011.

***Real estate tax expense***
Real estate tax expense increased $3,408 on a "same store" basis and $1,303 in total, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The change in real estate tax expense is a result of changes in the assessed values of our investment properties or the tax rates charged by the various taxing authorities. Additionally, the decrease in total real estate tax expense is a result of the contribution of properties to our joint venture with PGGM during 2011 and 2012.

Real estate tax decreased $2,142 on a "same store" basis and $4,146 in total, for the year ended December 31, 2011, as compared to the year ended December 31, 2010 primarily for the same reasons as discussed above.

***Other income***
Other income increased $1,195 for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to interest income received in the current year on our mortgages receivable and the settlement of an outstanding obligation with the prior owner of one of our investment properties.

Other income decreased $2,125 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to decreased gains on the sale of investment securities as a result of fewer sales during the year ended December 31, 2011. Additionally, during the year ended December 31, 2010, we were granted possession of a vacant building at our Orland Park Place Outlots investment property. Previously, we had a ground lease with a restaurant operator. Upon default by the tenant, we added this building to our portfolio, according to the lease terms, resulting in income of $890.

***Fee income from unconsolidated joint ventures***
Fee income from unconsolidated joint ventures decreased $270 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease in fee income is due to a decrease in acquisition fees earned on sales of interest through our joint venture with IPCC. Acquisition fees earned may vary based on the number of properties sold, the original acquisition price of the property and the timing of the sales in each period. This decrease was almost entirely offset by increased management fees from our unconsolidated joint ventures due to increased revenues as a result of an increased number of properties under management.

Fee income from unconsolidated joint ventures increased $2,449 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase resulted mostly from an increase in acquisition fees earned on sales of interests by the IPCC joint venture and increased management fees related to increased revenues as a result of an increased number of properties under management through our unconsolidated joint ventures and the properties that have been fully sold through our IPCC joint venture.

***Gain (loss) from change in control of investment properties***
During the years ended December 31, 2012, 2011 and 2010, we recorded a gain (loss) on the change in control of investment properties in the amount of $1,108, ($1,400) and $5,018, respectively.

Prior to the change in control transactions, each property discussed below was unconsolidated and was accounted for under the equity method of accounting. Upon consolidation, we valued these properties utilizing information obtained from third party sources and internal valuation calculations, comprised of a discounted cash flow model, using discount rates and capitalization rates applied to the expected future cash flows of the property. We estimated the fair value of the remaining debt by discounting the future cash flows of the instrument at rates currently offered for similar debt instruments.

During the year ended December 31, 2012, we, on behalf of the joint venture formed to develop the property known as North Aurora Towne Center, negotiated with the lender of the indebtedness secured by the properties to repay the mortgage payable, which matured in July 2011, at a discount. We contributed $10,000 to the joint venture to repay the entire $30,537 outstanding mortgage, resulting in a gain on the extinguishment of debt to us in the amount of $20,537. In conjunction with this debt repayment, the joint ventures previously established to develop these properties were dissolved, ownership of the properties was conveyed to us and the development properties and remaining indebtedness were consolidated by us. The consolidation of these properties resulted in a loss of approximately $19,494. We recorded a net gain on change in control of $1,043 related to this transaction.

Also, during the year ended December 31, 2012, we, on behalf of the joint venture formed to develop the property known as The Shops at Lakemoor, negotiated with the lender of the indebtedness secured by the property to repay the mortgage payable, which matured in October 2012, at a discount. The joint venture previously established to develop this property was dissolved, ownership of the property was conveyed to us and the development property and remaining indebtedness were consolidated by us. The consolidation of this property resulted in a loss of approximately $11,041. We then repaid the entire $22,105 mortgage with a payment of $11,000, resulting in a gain on the extinguishment of debt in the amount of $11,105. We recorded a net gain on the change in control of $64 related to this transaction.

During the year ended December 31, 2011, we took control of Orchard Crossing, a property previously owned through our joint venture with Pine Tree Institutional Realty, LLC ("Pine Tree"). The consolidation of this property resulted in a net loss of $1,400.

During the year ended December 31, 2010, we took control of Algonquin Commons, a property previously owned through our joint venture with New York State Teachers' Retirement System. The consolidation of this property resulted in a net gain of $5,018.

***Gain on sale of joint venture interest***
Gain on sale of joint venture interest decreased $600 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. This is due to decreased gains on sale in connection with sales of interest in properties through our joint venture with IPCC. Gains recorded may vary based on the number of properties sold, the timing of the sales in each period and the hold period of each asset.

Gain on sale of joint venture interest decreased $3,189 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to the same reason as discussed above.

***Income tax benefit (expense) of taxable REIT subsidiaries***
Income tax benefit increased $5,714 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The primary reason for the increase in the tax benefit was a decrease of $6,974 in the valuation allowance for deferred tax assets in 2012. The decrease in this allowance was primarily due to adjustments to the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax assets in future years. Our judgment changed due to the change in control transactions described above and the related fair value adjustments and gains on extinguishment of debt.

Income tax benefit increased $1,351 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The primary reason for the increase in the tax benefit was a reduced amount added to our valuation allowance during the year ended December 31, 2011 due to lower impairment adjustments requiring a reserve.

***Bad debt expense***
Bad debt expense decreased $1,016 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease in bad debt expense is due to fewer tenant bankruptcies and tenant failures.

Bad debt expense decreased $2,125 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to the same reason as discussed above.

***Depreciation and amortization***
Depreciation and amortization increased $5,559 for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to depreciation expense recorded on newly acquired investment properties, new tenant improvement assets for work related to new leases, additional properties owned through our joint venture with IPCC, while they were consolidated and the write off of tenant improvement assets, as a result of lease terminations.

Depreciation and amortization increased $6,102 for the year ended December 31, 2011, as compared to the year ended December 31, due to the same reasons as discussed above. Additionally, the increase is due to depreciation recorded on Algonquin Commons and Orchard Crossing after the change in control transactions.

***General and administrative expenses***
General and administrative expenses increased $2,896 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is due to an increase in payroll and related items as a result of additional staff, increased legal costs related to general corporate matters and increased computer and software costs.

General and administrative expenses increased $921 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is due primarily to an increase in payroll and related items as a result of additional staff.

***Interest expense***
Interest expense decreased $5,899 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease was primarily due to a decrease of approximately $4,100 of interest expense and the related discount amortization that we eliminated by repurchasing our convertible notes during 2011. Interest expense on our mortgages payable decreased approximately $1,800 due in most part to the contribution of investment properties to our joint venture with PGGM during 2011 and 2012. These decreases were partially offset by increased interest on our unsecured term loan due in most part to a full year of interest expense in 2012 for the new $50,000 term loan entered into in November 2011.

Interest expense increased $5,528 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in interest expense was primarily due to an increase in interest expense of approximately $5,600 on our mortgages payable, which included Algonquin Commons for the year ended December 31, 2011, as compared to only six months of expense during the year ended December 31, 2010 and additional interest on mortgages payable of the properties owned

through our joint venture with IPCC, while they were consolidated. Additionally, the amortization of loan costs increased related to the fees in connection with the refinance of the unsecured credit facilities in June 2010, as well as the fees for the amendments completed during the year ended December 31, 2011. Partially offsetting this increase in interest expense was a decrease in interest on our convertible notes as a result of the repurchases during 2011 and 2010 and decreased interest expense on our unsecured line of credit due to lower interest rates charged on the outstanding balance.

***Provision for asset impairment***
During the year ended December 31, 2011, we recorded a provision for asset impairment of $5,223 to record our investment in three development joint ventures at fair value.

During the year ended December 31, 2010, we recorded a provision for asset impairment of $18,190, related to five development joint venture projects, to reflect the investments at fair value.

Reference is made to our discussion under the caption "Critical Account Policies" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of our impairment policies.

***Equity in earnings (loss) of unconsolidated joint ventures***
Equity in earnings (loss) of unconsolidated joint ventures increased $10,999 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The primary reason for the increase was increased "same store" net operating income on the unconsolidated pool of properties and an increase of $1,338 of the amortization of basis differences associated with our unconsolidated joint ventures. Also affecting the increase were total impairment losses of $17,878 recorded during the year ended December 31, 2011 at the joint venture level. Our pro rata share of this loss, equal to $7,824, is included in this line item on the accompanying consolidated statements of operations and comprehensive income.

Equity in earnings (loss) of unconsolidated joint ventures decreased $3,759 for year ended December 31, 2011, as compared to the year ended December 31, 2010, respectively. The decline in earnings for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was due to the aforementioned impairment losses recorded related to development joint venture properties. During the year ended December 31, 2010, the total impairment loss recorded was $5,550 at the joint venture level. Our pro rata share of this loss, equal to $2,498, is included in this line item on the accompanying consolidated statements of operations and comprehensive income.

***Related party transactions***
We pay affiliates of The Inland Real Estate Group, Inc. ("TIGI") for real estate-related brokerage services, investment advisory services and various administrative services. These TIGI affiliates provide these services at cost, with the exception of the investment advisor fees and the broker commissions. The investment advisor fees are charged as a percentage of total assets under management and the broker commissions are charged as a percentage of the gross transaction amount. TIGI, through its affiliates, owns approximately 12.8% of our outstanding common stock. During the years ended December 31, 2012, 2011 and 2010, we paid to TIGI and/or its affiliates $2,239, $2,156, and $1,736, respectively, for these various services. Reference is made to Note 7, "Transactions with Related Parties" to the accompanying consolidated financial statements for detail of the total amounts paid during the previous three years. We may continue to use these services during 2013; however, the intended level of use is being evaluated and has not yet been determined.

**Portfolio Activity**

During the year ended December 31, 2012, our leasing activity remained strong and our leasing spreads were positive on both new and renewal leases in our consolidated portfolio. During the year ended December 31, 2012, we executed 48 new, 168 renewal and 53 non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 1,047,000 square feet of our consolidated portfolio. The 48 new leases comprise approximately 260,000 square feet with an average rental rate of $14.09 per square foot, a 19.7% increase over the average expiring rate. The 168 renewal leases comprise approximately 571,000 square feet with an average rental rate of $15.93 per square foot, an 8.6% increase over the average expiring rate. The 53 non-comparable leases comprise approximately 216,000 square feet with an average base rent of $13.03 per square foot. The calculations of former and new average base rents are adjusted for rent abatements. For leases signed during the 24-month period ending December 31, 2012, the average leasing commission was approximately $5 per square foot, the average cost for tenant improvements was approximately $20 per square foot and the average period given for rent concessions was three to five months.

During 2013, 134 leases, comprising approximately 684,000 square feet and accounting for approximately 7.1% of our annualized base rent, will be expiring in our consolidated portfolio. None of the expiring leases is deemed to be material to our financial results. The weighted average expiring rate on these leases is $12.09 per square foot. We will continue to attempt to renew expiring leases and re-lease those spaces that are vacant, or may become vacant, at more favorable rental rates to increase revenue and cash flow.

In 2012, Supervalu, Inc., the largest tenant in our total portfolio (including unconsolidated properties at 100%) based on percentage of annual base rent and square footage, announced its intention to explore "strategic alternatives" for the company, primarily the sale of all or some its assets. In January 2013, Supervalu announced the sale of five of its brands to an investor group. If the transaction closes, Supervalu will retain ownership of the Cub Foods chain, in addition to others, and the investor group will become the owner of Jewel-Osco, among others. As of December 31, 2012, Supervalu represented approximately 7.3% of annual base rent and approximately 8.3% of gross leasable area in our total portfolio. Once the transaction closes, our exposure will be split between Jewel-Osco stores (becoming 4.2% of our total annual base rent) and Cub Foods (becoming 3.1% of our total annual base rent). With the considerable market share controlled by both Cub Foods and Jewel-Osco in their respective markets, we believe these stores should maintain their relevance as grocery operators.

Occupancy as of December 31, 2012, September 30, 2012 and December 31, 2011 for our consolidated, unconsolidated and total portfolios is summarized below:

| | As of December 31, 2012 | As of September 30, 2012 | As of December 31, 2011 |
|---|---|---|---|
| **Consolidated Occupancy (a)** | | | |
| Leased Occupancy (b) | 92.1% | 90.8% | 92.0% |
| Financial Occupancy (c) | 89.9% | 88.4% | 89.3% |
| Same Store Financial Occupancy | 89.4% | 90.2% | 89.4% |
| **Unconsolidated Occupancy (a) (d)** | | | |
| Leased Occupancy (b) | 97.1% | 97.1% | 95.8% |
| Financial Occupancy (c) | 94.2% | 94.4% | 94.5% |
| Same Store Financial Occupancy | 95.0% | 94.9% | 94.7% |
| **Total Occupancy (a)** | | | |
| Leased Occupancy (b) | 94.0% | 93.1% | 93.2% |
| Financial Occupancy (c) | 91.6% | 90.6% | 90.9% |
| Same Store Financial Occupancy | 90.8% | 91.3% | 90.7% |
| Financial Occupancy excluding properties held through the joint venture with IPCC (e) | 91.3% | 90.4% | 90.9% |
| Anchor Leased Occupancy excluding properties held through the joint venture with IPCC (e) | 96.2% | 95.3% | 95.6% |
| Non-Anchor Leased Occupancy excluding properties held through the joint venture with IPCC (e) | 88.3% | 87.7% | 87.2% |

(a) All occupancy calculations exclude seasonal tenants.

(b) Leased Occupancy is defined as the percentage of gross leasable area for which there is a signed lease, regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(c) Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased, excluding tenants in their abatement period.

(d) Unconsolidated occupancy includes 100% of the square footage of the related properties.

(e) Due to the occupancy fluctuations produced by the temporary ownership of the properties within this joint venture, we disclose occupancy rates excluding these properties. We believe the additional disclosure allows investors to evaluate the occupancy of the portfolio of properties we expect to own longer term.

### Significant Tenants (a) (b)

The following table presents the significant retail tenants in consolidated total portfolio, based on percentage of annual base rent, along with their respective percentage of total square footage, annual base rent, and approximate receivable balance as of December 31, 2012:

| Tenant Name | Annual Base Rent | Percentage of Annual Base Rent | Percentage of Total Square Footage | Receivable Balance at December 31, 2012 |
|---|---|---|---|---|
| Safeway (c) | $ 4,496 | 4.13% | 3.72% | $ (65) |
| Roundy's (d) | 4,239 | 3.89% | 3.78% | (1) |
| Carmax | 4,021 | 3.69% | 2.01% | 335 |
| Best Buy | 3,003 | 2.76% | 2.29% | 32 |
| Dick's Sporting Goods (e) | 2,682 | 2.46% | 2.30% | 45 |
| Supervalu, Inc. (f) | 2,639 | 2.43% | 3.29% | 4 |
| TJX Companies, Inc. (g) | 2,426 | 2.23% | 3.14% | (34) |
| PetSmart | 2,244 | 2.06% | 1.82% | 91 |
| Walgreens | 1,912 | 1.76% | 1.01% | 16 |
| Ascena Retail Group (h) | 1,907 | 1.75% | 1.40% | (75) |
| Kroger (i) | 1,724 | 1.58% | 1.54% | 26 |
| Dollar Tree (j) | 1,561 | 1.43% | 1.80% | 14 |
| Gordmans | 1,534 | 1.41% | 1.59% | |
| Staples | 1,431 | 1.31% | 1.20% | |
| Bed Bath and Beyond (k) | 1,384 | 1.27% | 1.45% | 21 |
| Ulta | 1,374 | 1.26% | 0.73% | |
| Retail Ventures, Inc. (l) | 1,327 | 1.22% | 0.76% | |
| Ross Dress For Less | 1,302 | 1.20% | 1.89% | |
| The Sports Authority | 1,260 | 1.16% | 0.99% | 9 |
| Michael's | 1,257 | 1.16% | 1.20% | 12 |
| JoAnn Stores | 1,237 | 1.14% | 1.41% | |
| L.A. Fitness | 1,158 | 1.06% | 0.95% | |
| OfficeMax | 1,127 | 1.04% | 0.95% | |
| The Gap (m) | 1,116 | 1.03% | 1.02% | (67) |
| Total | $ 48,361 | 44.43% | 42.24% | $ 363 |

(a) Significant tenants are tenants that represent 1% or more of our annualized base rent.
(b) The table above includes properties owned through our unconsolidated joint ventures.
(c) Includes Dominick's (5)
(d) Includes Rainbow (3), Pick 'N Save (1) and Super Pick 'N Save (1)
(e) Includes Dick's Sporting Goods (3) and Golf Galaxy (1)
(f) Includes Jewel (3) and Cub Foods (2)
(g) Includes TJ Maxx (5) and Marshall's (4)
(h) Includes Justice (2), Dress Barn (6), Maurice's (6), Lane Bryant (5), Fashion Bug (1) and Catherine's (2)
(i) Includes Food 4 Less (2)
(j) Includes Dollar Tree (15) and Deal$ (1)
(k) Includes Bed Bath & Beyond (3), Buy Buy Baby (1) and World Market (1)
(l) Includes DSW Warehouse (3)
(m) Includes Old Navy (5), The Gap (1) and The Gap Factory (1)

### Joint Ventures

Consolidated joint ventures are those in which we have a controlling financial interest in the joint venture or are the primary beneficiary of a variable interest entity. The primary beneficiary is the party that has a controlling financial interest in the VIE, which is defined as having both of the following characteristics: 1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance, and 2) the obligation to absorb losses or right to receive the returns from the VIE that would be significant to the VIE. The third parties' interests in these consolidated entities are reflected as noncontrolling interest in the accompanying consolidated financial statements. All inter-company balances and transactions have been eliminated in consolidation.

**Off Balance Sheet Arrangements**

*Unconsolidated Real Estate Joint Ventures*

Reference is made to Note 3, "Unconsolidated Joint Ventures" to the accompanying consolidated financial statements for a discussion of our unconsolidated joint ventures as of December 31, 2012, which is incorporated into this Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

*Development Joint Ventures*

Our development joint ventures with four independent partners were designed to take advantage of what we believed were the unique strengths of each development team, while potentially diversifying our risk. Our development partners identified opportunities, assembled and completed the entitlement process for the land, and gauged national "big box" retailer interest in the location before bringing the project to us for consideration. We contributed financing, leasing, and property management expertise to enhance the productivity of the new developments and are typically entitled to earn a preferred return on our portion of invested capital.

During the recent economic downturn, a number of retailers delayed new store openings until market conditions substantially improved. In light of this marketplace reality, we extended delivery dates for these projects and we will not have the ability to estimate the project completion dates until activity resumes. As a result of the project delays, we were required to record significant impairment losses related to these projects during the years ended December 31, 2011 and 2010. No impairment losses were recorded during the year ended December 31, 2012. In conjunction with these impairment losses, we were required to write down our investment in certain projects to zero as we determined that it was not likely we would recover our invested capital from future cash flows of each project.

During the year ended December 31, 2012, we dissolved our joint ventures with NARE and Tucker Development for all phases of the North Aurora Town Center and Shops at Lakemoor developments in conjunction with negotiated discounted payoffs of the debt encumbering the properties, for which we invested the equity. As a result of the dissolution of these joint ventures, the properties became consolidated, non-operating properties which have been recorded at fair value.

To provide clarity as to the current status of our remaining development projects, we have divided them into two categories; active projects and land held for future development.

The projects considered active projects are Savannah Crossing in Aurora, Illinois and Southshore Shopping Center in Boise, Idaho. Construction is essentially complete at Savannah Crossing and Southshore Shopping Center is a redevelopment of an existing building.

The remaining development property, Lantern Commons in Westfield, Indiana, is categorized as land held for future development.

We will deploy capital for construction or improvements to development properties only when we have signed commitments from retailers and cannot be sure of their exact nature or amounts until that time.

**Fair Value Disclosures**

Reference is made to Note 5, "Fair Value Disclosures" to the accompanying consolidated financial statements for a discussion of our fair value disclosures as of December 31, 2012, which is incorporated into this Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Non-GAAP Financial Measures**

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated entities in which the REIT holds an interest. In addition, NAREIT has further clarified the FFO definition to add-back impairment write-downs of depreciable real estate or of investments in unconsolidated entities that are driven by measurable decreases in the fair value of depreciable real estate for all periods presented. Under U.S. GAAP, impairment charges reduce net income. While impairment charges are added back in the calculation of FFO, we caution that because impairments to the value of any property are typically based on reductions in estimated future undiscounted cash flows compared to current carrying value, declines in the undiscounted cash flows which led to the impairment charges reflect declines in property operating performance that may be permanent. We have adopted the NAREIT definition for computing FFO. We adjust FFO for the impact of non-cash impairment charges of non-depreciable real estate, net of taxes recorded in comparable periods, in order to present the performance of our core portfolio operations. Management uses the calculation of FFO and FFO adjusted for several reasons. FFO is used in certain employment agreements we have with our executives to determine a portion of incentive compensation payable to them. Additionally, we use FFO and FFO adjusted to compare our performance to that of other REITs in our peer group. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund cash flow needs and liquidity, including our ability to pay distributions, and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO and FFO adjusted for the periods presented, reconciled to net income (loss) attributable to common stockholders for these

periods:

| | | For the year ended December 31, 2012 | For the year ended December 31, 2011 | For the year ended December 31, 2010 |
|---|---|---|---|---|
| Net income (loss) attributable to common stockholders | $ | 9,849 | (8,132) | 1,218 |
| Gain on sale of investment properties | | (3,864) | (1,510) | (1,490) |
| (Gain) loss from change in control of investment properties | | (1,108) | 1,400 | (5,018) |
| Impairment of depreciable operating property | | 722 | 2,841 | — |
| Equity in depreciation and amortization of unconsolidated joint ventures | | 24,266 | 14,653 | 13,642 |
| Amortization on in-place lease intangibles | | 8,777 | 6,540 | 4,478 |
| Amortization on leasing commissions | | 1,747 | 1,423 | 1,120 |
| Depreciation, net of noncontrolling interest | | 44,935 | 42,415 | 39,123 |
| Funds From Operations attributable to common stockholders | | 85,324 | 59,630 | 53,073 |
| | | | | |
| Gain on extinguishment of debt | | — | — | (1,481) |
| Impairment loss, net of taxes: | | | | |
| Provision for asset impairment | | — | 5,223 | 18,190 |
| Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures | | — | 7,824 | 2,498 |
| Other non-cash adjustments | | 348 | 940 | — |
| Provision for income taxes: | | | | |
| Income tax adjustments | | (7,468) | (1,368) | 147 |
| Funds From Operations attributable to common stockholders, adjusted | $ | 78,204 | 72,249 | 72,427 |
| Net income (loss) attributable to common stockholders per weighted average common share - basic and diluted | $ | 0.11 | (0.09) | 0.01 |
| Funds From Operations attributable to common stockholders, per weighted average commons share - basic and diluted | $ | 0.96 | 0.67 | 0.62 |
| Funds From Operations attributable to common stockholders, adjusted, per weighted average commons share - basic and diluted | $ | 0.88 | 0.82 | 0.84 |
| Weighted average number of common shares outstanding, basic | | 89,006 | 88,530 | 85,951 |
| Weighted average number of common shares outstanding, diluted | | 89,161 | 88,633 | 86,036 |
| Distributions declared, common | $ | 50,833 | 50,589 | 49,008 |
| Distributions per common share | $ | 0.57 | 0.57 | 0.57 |

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

We believe EBITDA is an important supplemental non-GAAP measure. We utilize EBITDA to calculate our interest expense coverage ratio, which equals EBITDA divided by total interest expense. We believe that using EBITDA, which excludes the effect of non-operating expenses and non-cash charges, all of which are based on historical cost and may be of limited significance in evaluating current performance, facilitates comparison of core operating profitability between periods and between REITs, particularly in light of the use of EBITDA by a seemingly large number of REITs in their reports on Forms 10-Q and 10-K. We believe that investors should consider EBITDA in conjunction with net income and the other required U.S. GAAP measures of our performance to improve their understanding of our operating results. We adjust EBITDA for the impact of non-cash impairment charges in comparable periods in order to present the performance of our core portfolio operations.

| | For the year ended December 31, 2012 | For the year ended December 31, 2011 | For the year ended December 31, 2010 |
|---|---|---|---|
| Net income (loss) attributable to Inland Real Estate Corporation | $ 17,759 | (7,184) | 1,218 |
| Gain on sale of investment properties | (3,864) | (1,510) | (1,490) |
| Gain on sale of development properties | — | — | (46) |
| (Gain) loss from change in control of investment properties | (1,108) | 1,400 | (5,018) |
| Income tax (benefit) expense of taxable REIT subsidiaries | (6,346) | (632) | 719 |
| Interest expense | 35,680 | 41,579 | 36,051 |
| Interest expense associated with discontinued operations | — | 89 | 817 |
| Interest expense associated with unconsolidated joint ventures | 11,596 | 8,865 | 9,774 |
| Depreciation and amortization | 55,036 | 49,477 | 43,375 |
| Depreciation and amortization associated with discontinued operations | 483 | 1,083 | 1,652 |
| Depreciation and amortization associated with unconsolidated joint ventures | 24,266 | 14,653 | 13,642 |
| EBITDA | 133,502 | 107,820 | 100,694 |
| Gain on extinguishment of debt | — | — | (1,481) |
| Impairment loss, net of taxes: | | | |
| Provision for asset impairment | 722 | 8,064 | 18,190 |
| Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures | — | 7,824 | 2,498 |
| Other non-cash adjustments | 348 | 940 | — |
| EBITDA, adjusted | $ 134,572 | 124,648 | 119,901 |
| Total Interest Expense | $ 47,276 | 50,533 | 46,642 |
| EBITDA: Interest Expense Coverage Ratio | 2.8 x | 2.1 x | 2.2 x |
| EBITDA: Interest Expense Coverage Ratio, adjusted | 2.8 x | 2.5 x | 2.6 x |

The following schedules present our pro-rata consolidated financial statements as of and for the year ended December 31, 2012, reconciled to our U.S. GAAP financial statements. These financial statements are considered non-GAAP because they include financial information related to unconsolidated joint ventures accounted for under the equity method of accounting. We provide these statements to include the pro rata amounts of all properties under management in order to better compare our overall performance and operating metrics to those of other REITs in our peer group.

Balance Sheets (unaudited) - Pro-rata Consolidation

| | Consolidated Balance Sheets | Noncontrolling Interest | IN Retail Fund LLC (NYSTRS) | INP Retail LP (PGGM) | Development Properties | IPCC Unconsolidated properties | Pro-rata Consolidated Balance Sheets |
|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | |
| Investment properties: | | | | | | | |
| Land | $ 313,261 | (535) | 43,785 | 75,413 | 1,602 | 2,520 | 436,046 |
| Construction in progress | 20,837 | (2) | — | 2,119 | 16,052 | — | 39,006 |
| Building and improvements | 957,794 | (1,508) | 116,818 | 183,575 | 5,271 | 7,875 | 1,269,825 |
| | 1,291,892 | (2,045) | 160,603 | 261,107 | 22,925 | 10,395 | 1,744,877 |
| Less accumulated depreciation | 329,997 | (747) | 32,089 | 7,717 | 358 | 224 | 369,638 |
| Net investment properties | 961,895 | (1,298) | 128,514 | 253,390 | 22,567 | 10,171 | 1,375,239 |
| Cash and cash equivalents | 18,505 | (2,119) | 3,482 | 6,776 | 3 | 22 | 26,669 |
| Investment in securities | 8,711 | — | — | — | — | — | 8,711 |
| Accounts receivable, net | 25,076 | (46) | 5,460 | 4,190 | 52 | 21 | 34,753 |
| Mortgages receivable | 12,955 | — | — | — | — | — | 12,955 |
| Investment in and advances to unconsolidated joint ventures | 129,196 | — | (18,007) | (91,438) | (13,595) | (4,662) | 1,494 |
| Acquired lease intangibles, net | 41,692 | — | 3,680 | 43,352 | — | 1,607 | 90,331 |
| Deferred costs, net | 19,436 | (23) | 2,075 | 2,029 | 30 | 88 | 23,635 |
| Other assets | 25,939 | (3) | 1,866 | 1,511 | 92 | 826 | 30,231 |
| Total assets | $ 1,243,405 | (3,489) | 127,070 | 219,810 | 9,149 | 8,073 | 1,604,018 |
| Liabilities: | | | | | | | |
| Accounts payable and accrued expenses | $ 36,918 | (35) | 6,887 | 6,227 | 1,832 | 68 | 51,897 |
| Acquired below market lease intangibles, net | 12,976 | — | 1,734 | 15,988 | — | 786 | 31,484 |
| Distributions payable | 4,606 | — | — | — | — | — | 4,606 |
| Mortgages payable | 412,361 | (739) | 86,786 | 135,328 | 7,433 | 6,394 | 647,563 |
| Unsecured credit facilities | 305,000 | — | — | — | — | — | 305,000 |
| Convertible notes | 28,327 | — | — | — | — | — | 28,327 |
| Other liabilities | 33,014 | (16) | 1,930 | 3,262 | 1,668 | 226 | 40,084 |
| Total liabilities | 833,202 | (790) | 97,337 | 160,805 | 10,933 | 7,474 | 1,108,961 |
| Stockholders' Equity: | | | | | | | |
| Preferred stock | 110,000 | — | — | — | — | — | 110,000 |
| Common stock | 894 | — | — | — | — | — | 894 |
| Additional paid-in capital | 784,139 | — | — | 119 | — | — | 784,258 |
| Accumulated distributions in excess of net income | (476,185) | (4,368) | 29,733 | 58,886 | (1,784) | 599 | (393,119) |
| Accumulated comprehensive loss | (9,269) | — | — | — | — | — | (9,269) |
| Total stockholders' equity | 409,579 | (4,368) | 29,733 | 59,005 | (1,784) | 599 | 492,764 |
| Noncontrolling interest | 624 | 1,669 | — | — | — | — | 2,293 |
| Total equity | 410,203 | (2,699) | 29,733 | 59,005 | (1,784) | 599 | 495,057 |
| Total liabilities and equity | $ 1,243,405 | (3,489) | 127,070 | 219,810 | 9,149 | 8,073 | 1,604,018 |

Statements of Operations (unaudited) - Pro-rata Consolidation

| | Consolidated Statement of Operations | IN Retail Fund LLC (NYSTRS) | INP Retail LP (PGGM) | Development Properties | IPCC Unconsolidated properties | Pro-rata Consolidated Statement of Operations |
|---|---|---|---|---|---|---|
| Revenues | | | | | | |
| Rental income | $ 114,657 | 15,071 | 21,797 | 120 | 1,139 | 152,784 |
| Tenant recoveries | 37,021 | 6,483 | 9,459 | 40 | 16 | 53,019 |
| Other property income | 2,409 | 263 | 104 | 6 | — | 2,782 |
| Fee income from unconsolidated joint ventures | 5,757 | — | — | — | — | 5,757 |
| Total revenues | 159,844 | 21,817 | 31,360 | 166 | 1,155 | 214,342 |
| Expenses: | | | | | | |
| Property operating expenses | 22,615 | 2,668 | 3,980 | 184 | 45 | 29,492 |
| Real estate tax expense | 29,272 | 5,436 | 6,543 | 4 | 13 | 41,268 |
| Depreciation and amortization | 55,036 | 7,459 | 16,282 | 86 | 439 | 79,302 |
| General and administrative expenses | 17,552 | 59 | 518 | 6 | — | 18,135 |
| Total expenses | 124,475 | 15,622 | 27,323 | 280 | 497 | 168,197 |
| Operating income | 35,369 | 6,195 | 4,037 | (114) | 658 | 46,145 |
| Other income (expense) | 3,633 | 413 | 10 | (236) | — | 3,820 |
| Loss on sale of investment properties | (23) | — | — | — | — | (23) |
| Gain from change in control of investment properties | 1,108 | — | — | — | — | 1,108 |
| Gain on sale of joint venture interest | 766 | — | — | — | — | 766 |
| Interest expense | (35,680) | (4,964) | (5,340) | (859) | (433) | (47,276) |
| Income (loss) before income tax benefit of taxable REIT subsidiaries, equity in earnings (loss) of unconsolidated joint ventures and discontinued operations | 5,173 | 1,644 | (1,293) | (1,209) | 225 | 4,540 |
| Income tax benefit of taxable REIT subsidiaries | 6,346 | — | — | — | | 6,346 |
| Equity in earnings (loss) of unconsolidated joint ventures | 2,875 | (1,644) | 1,293 | 1,209 | (225) | 3,508 |
| Income from continuing operations | 14,394 | — | — | — | — | 14,394 |
| Income from discontinued operations | 3,298 | — | — | — | — | 3,298 |
| Net income | 17,692 | — | — | — | — | 17,692 |
| Less: Net loss attributable to the noncontrolling interest | 67 | — | — | — | — | 67 |
| Net income attributable to Inland Real Estate Corporation | 17,759 | — | — | — | — | 17,759 |
| Dividends on preferred shares | (7,910) | — | — | — | — | (7,910) |
| Net income attributable to common stockholders | $ 9,849 | — | — | — | — | 9,849 |

**Impact of Recent Accounting Principles**

The Financial Accounting Standards Board ("FASB"") issued ASU 2011-05 aimed at increasing the prominence of comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and comprehensive income. ASU 2011-05 eliminates the option to report comprehensive income and its components in the statement of changes in stockholder's equity. However, ASU 2011-05 does not change the U.S. GAAP reporting requirements to report reclassification of items from comprehensive income to net income on the face of the financial statements. ASU 2011-05 requires retrospective application. This guidance was required to be implemented by us beginning January 1, 2012. The impact of the pronouncement did not have a significant impact on our consolidated financial statements as we have always disclosed the components of comprehensive income in a single statement along with net income.

The FASB issued ASU 2011-10 to resolve the diversity in practice about whether previous guidance applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The impact of the pronouncement did not have an impact on our consolidated financial statements as we have not surrendered control of any of our in substance real estate investments.

**Inflation**

Certain long term leases contain provisions to mitigate the adverse impact of inflation on our operating results. Such provisions include clauses entitling us to receive scheduled base rent increases and base rent increases based upon the consumer price index. In addition, the majority of our leases require tenants to pay operating expenses, including maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in cost and operating expenses resulting from inflation.

**Subsequent Events**

Reference is made to Note 18, "Subsequent Events" to the accompanying consolidated financial statements for a discussion of our subsequent event disclosures, which is incorporated into this Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

### Interest Rate Risk

We may enter into derivative financial instrument transactions in order to mitigate our interest rate risk on a related financial instrument. We may designate these derivative financial instruments as hedges and apply hedge accounting, as the instrument to be hedged will expose us to interest rate risk, and the derivative financial instrument is designed to reduce that exposure. Gains or losses related to the derivative financial instrument would be deferred and amortized over the terms of the hedged instrument. If a derivative terminates or is sold, the gain or loss is recognized. As of December 31, 2012, we have two interest rate swap contracts, which were entered into as requirements under our secured mortgages.

In December 2010, we entered into a floating-to-fixed interest rate swap agreement with an original notional value of $60,000 and a maturity date of December 21, 2020 associated with the debt secured by first mortgages on a pool of eight investment properties. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 3.627% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 6.027% per annum. In December 2012, our joint venture with IPCC entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,545 and a maturity date of December 21, 2022 associated with the debt secured by a first mortgage on the Dick's Sporting Goods property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.885% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.385% per annum.

Our exposure to market risk for changes in interest rates relates to the fact that some of our long-term debt bears interest at variable rates. These variable rate loans are based on LIBOR, therefore, fluctuations in LIBOR impact our results of operations. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by closely monitoring our variable rate debt and converting this debt to fixed rates when we deem such conversion advantageous.

Our interest rate risk is monitored using a variety of techniques, including periodically evaluating fixed interest rate quotes on all variable rate debt and the costs associated with converting the debt to fixed rate debt. Also, existing fixed and variable rate loans which are scheduled to mature in the next year or two are evaluated for possible early refinancing or extension based on our view of the current interest rate environment. The table below presents the principal amount of the debt maturing each year, including monthly annual amortization of principal, through December 31, 2017 and thereafter and weighted average interest rates for the debt maturing in each specified period. The instruments, the principal amounts of which are presented below, were entered into for non-trading purposes.

| | 2013 (a) | 2014 | 2015 | 2016 | 2017 | Thereafter | Total | Fair Value (b) |
|---|---|---|---|---|---|---|---|---|
| **Fixed rate debt** | $ 91,858 | 76,397 (c) | 20,282 | 958 | 45,816 | 150,265 | 385,576 | 398,752 |
| Weighted average interest rate | 5.41% | 5.11% | 6.50% | —% | 5.05% | 5.13% | 5.25% | — |
| **Variable rate debt** | $ 14,800 (d) | 6,200 | — | 115,000 (e) | 175,000 (f) | 50,000 (g) | 361,000 | 359,089 |
| Weighted average interest rate | 3.21% | 0.50% | —% | 2.16% | 2.20% | 3.50% | 2.38% | — |

Our ultimate exposure to interest rate fluctuations depends on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness, fixed rate debt that matures and needs to be refinanced and hedging strategies used to reduce the impact of any increases in rates.

At December 31, 2012, approximately $361,000, or 48%, of our debt bore interest at variable rates, with a weighted average rate of 2.38% per annum. An increase in the variable interest rates charged on debt containing variable interest rate terms, constitutes a market risk. A 1.0% annualized increase in interest rates would have increased our interest expense by approximately $3,610 and $3,348 for the years ended December 31, 2012 and 2011, respectively.

### Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices results from our investment in securities. At December 31, 2012, our investment in securities, classified as available for sale, totaled $7,711. The carrying values of investments in securities subject to equity price risks are based on quoted market prices as of the date of the applicable consolidated balance sheets. Market prices are subject to fluctuation and, therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not engage in derivative or other hedging transactions to manage our equity price risk.

Although it is difficult to project what factors may affect the prices of equity sectors and how much the effect might be, a 10% increase or decrease in the fair value of our available-for-sale securities as of December 31, 2012 and 2011, would change their fair values by $771 and $1,108, respectively.

## Item 8. Financial Statements and Supplementary Data

**INLAND REAL ESTATE CORPORATION**
**(a Maryland corporation)**

**Index**


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements | 68 |
| Report of Independent Registered Public Accounting Firm On Internal Controls Over Financial Reporting | 69 |
| Financial Statements: | |
| Consolidated Balance Sheets as of December 31, 2012 and 2011 | 70 |
| Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010 | 72 |
| Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010 | 73 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 | 74 |
| Notes to Consolidated Financial Statements | 76 |
| Real Estate and Accumulated Depreciation (Schedule III) | 107 |


Schedules not filed:

All schedules other than those indicated in the index have been omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Inland Real Estate Corporation:

We have audited the accompanying consolidated balance sheets of Inland Real Estate Corporation (the Company) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Real Estate Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
Inland Real Estate Corporation:

We have audited Inland Real Estate Corporation's (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

## INLAND REAL ESTATE CORPORATION
## Consolidated Balance Sheets
## December 31, 2012 and 2011
## (In thousands, except per share data)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets:** | | |
| Investment properties: | | |
| Land | $ 313,261 | 314,384 |
| Construction in progress | 20,837 | 1,669 |
| Building and improvements | 957,794 | 950,421 |
| | 1,291,892 | 1,266,474 |
| Less accumulated depreciation | 329,997 | 323,839 |
| Net investment properties | 961,895 | 942,635 |
| Cash and cash equivalents | 18,505 | 7,751 |
| Investment in securities | 8,711 | 12,075 |
| Accounts receivable, net | 25,076 | 29,582 |
| Mortgages receivable | 12,955 | 515 |
| Investment in and advances to unconsolidated joint ventures | 129,196 | 101,670 |
| Acquired lease intangibles, net | 41,692 | 31,948 |
| Deferred costs, net | 19,436 | 18,760 |
| Other assets | 25,939 | 14,970 |
| **Total assets** | $ 1,243,405 | 1,159,906 |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 36,918 | 33,165 |
| Acquired below market lease intangibles, net | 12,976 | 11,147 |
| Distributions payable | 4,606 | 4,397 |
| Mortgages payable | 412,361 | 391,202 |
| Unsecured credit facilities | 305,000 | 280,000 |
| Convertible notes | 28,327 | 27,863 |
| Other liabilities | 33,014 | 21,719 |
| Total liabilities | 833,202 | 769,493 |
| **Stockholders' Equity:** | | |
| Preferred stock, $0.01 par value, 12,000 Shares authorized; 4,400 and 2,000 8.125% Series A Cumulative Redeemable shares, with a $25.00 per share Liquidation Preference, issued and outstanding at December 31, 2012 and 2011, respectively. | 110,000 | 50,000 |
| Common stock, $0.01 par value, 500,000 Shares authorized; 89,366 and 88,992 Shares issued and outstanding at December 31, 2012 and 2011, respectively | 894 | 890 |
| Additional paid-in capital (net of offering costs of $70,238 and $67,753 at December 31, 2012 and 2011, respectively) | 784,139 | 783,211 |
| Accumulated distributions in excess of net income | (476,185) | (435,201) |
| Accumulated comprehensive loss | (9,269) | (7,400) |
| Total stockholders' equity | 409,579 | 391,500 |
| Noncontrolling interest | 624 | (1,087) |
| Total equity | 410,203 | 390,413 |
| Total liabilities and equity | $ 1,243,405 | 1,159,906 |

The accompanying notes are an integral part of these financial statements.

**INLAND REAL ESTATE CORPORATION**
**Consolidated Balance Sheets**
**December 31, 2012 and 2011**
**(In thousands, except per share data)**

The following table presents certain assets and liabilities of consolidated variable interest entities ("VIEs"), which are included in the Consolidated Balance Sheets above as of December 31, 2012. There were no consolidated VIE assets and liabilities as of December 31, 2011. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation. Reference is made to footnote 3 of this Annual Report on Form 10-K for additional information related to the deconsolidation of the VIE assets and liabilities.

| | December 31, 2012 |
|---|---|
| Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs: | |
| Investment properties: | |
| Land | $ 15,577 |
| Building and improvements | 40,390 |
| | 55,967 |
| Less accumulated depreciation | 144 |
| Net investment properties | 55,823 |
| Acquired lease intangibles, net | 8,089 |
| Other assets | 500 |
| Total assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs | $ 64,412 |
| | |
| Liabilities of consolidated VIE's for which creditors or beneficial interest holders do not have recourse to the general credit of the Company: | |
| Accounts payable and accrued expenses | $ 82 |
| Acquired below market lease intangibles, net | 806 |
| Mortgages payable | 33,085 |
| Other liabilities | 750 |
| Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company | $ 34,723 |

The accompanying notes are an integral part of these financial statements.

# INLAND REAL ESTATE CORPORATION
## Consolidated Statements of Operations and Comprehensive Income
## For the years ended December 31, 2012, 2011 and 2010
## (In thousands except per share data)

| | | 2012 | 2011 | 2010 |
|---|---|---|---|---|
| **Revenues** | | | | |
| Rental income | $ | 114,657 | 116,909 | 114,346 |
| Tenant recoveries | | 37,021 | 38,965 | 42,144 |
| Other property income | | 2,409 | 1,940 | 1,987 |
| Fee income from unconsolidated joint ventures | | 5,757 | 6,027 | 3,578 |
| Total revenues | | 159,844 | 163,841 | 162,055 |
| **Expenses:** | | | | |
| Property operating expenses | | 22,615 | 27,339 | 30,353 |
| Real estate tax expense | | 29,272 | 27,969 | 32,115 |
| Depreciation and amortization | | 55,036 | 49,477 | 43,375 |
| Provision for asset impairment | | — | 5,223 | 18,190 |
| General and administrative expenses | | 17,552 | 14,656 | 13,735 |
| Total expenses | | 124,475 | 124,664 | 137,768 |
| Operating income | | 35,369 | 39,177 | 24,287 |
| Other income | | 3,633 | 2,438 | 4,563 |
| Loss on sale of investment properties | | (23) | — | — |
| Gain (loss) from change in control of investment properties | | 1,108 | (1,400) | 5,018 |
| Gain on sale of joint venture interest | | 766 | 1,366 | 4,555 |
| Gain on extinguishment of debt | | — | — | 1,481 |
| Interest expense | | (35,680) | (41,579) | (36,051) |
| Income before income tax benefit (expense) of taxable REIT subsidiaries, equity in earnings (loss) of unconsolidated joint ventures and discontinued operations | | 5,173 | 2 | 3,853 |
| Income tax benefit (expense) of taxable REIT subsidiaries | | 6,346 | 632 | (719) |
| Equity in earnings (loss) of unconsolidated joint ventures | | 2,875 | (8,124) | (4,365) |
| Income (loss) from continuing operations | | 14,394 | (7,490) | (1,231) |
| Income from discontinued operations | | 3,298 | 436 | 2,755 |
| Net income (loss) | | 17,692 | (7,054) | 1,524 |
| Less: Net (income) loss attributable to the noncontrolling interest | | 67 | (130) | (306) |
| Net income (loss) attributable to Inland Real Estate Corporation | | 17,759 | (7,184) | 1,218 |
| Dividends on preferred shares | | (7,910) | (948) | — |
| Net income (loss) attributable to common stockholders | $ | 9,849 | (8,132) | 1,218 |
| **Basic and diluted earnings attributable to common shares per weighted average common share:** | | | | |
| Income (loss) from continuing operations | $ | 0.07 | (0.09) | (0.02) |
| Income from discontinued operations | | 0.04 | — | 0.03 |
| Net income (loss) attributable to common stockholders per weighted average common share — basic and diluted | $ | 0.11 | (0.09) | 0.01 |
| Weighted average number of common shares outstanding — basic | | 89,006 | 88,530 | 85,951 |
| Weighted average number of common shares outstanding — diluted | | 89,161 | 88,530 | 85,951 |
| **Comprehensive income:** | | | | |
| Net income (loss) attributable to common stockholders | $ | 9,849 | (8,132) | 1,218 |
| Unrealized gain (loss) on investment securities | | 804 | (1,053) | 1,549 |
| Reversal of unrealized gain to realized gain on investment securities | | (1,038) | (1,191) | (2,080) |
| Unrealized loss on derivative instruments | | (1,635) | (6,304) | (2,031) |
| Comprehensive income (loss) | $ | 7,980 | (16,680) | (1,344) |

The accompanying notes are an integral part of these financial statements.

**INLAND REAL ESTATE CORPORATION**
**Consolidated Statements of Equity**
**For the years ended December 31, 2012, 2011 and 2010**
**(In thousands except per share data)**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| *Number of shares* | | | |
| Balance at beginning of year | 88,992 | 87,838 | 84,560 |
| Shares issued from DRP | 225 | 299 | 309 |
| Cancelled restricted shares | — | (1) | — |
| Exercise of stock options | 1 | 1 | — |
| Issuance of shares | 148 | 855 | 2,969 |
| Balance at end of year | 89,366 | 88,992 | 87,838 |
| *Preferred Stock* | | | |
| Balance at beginning of year | $ 50,000 | — | — |
| Issuance of shares | 60,000 | 50,000 | — |
| Balance at end of year | 110,000 | 50,000 | — |
| *Common Stock* | | | |
| Balance at beginning of year | 890 | 878 | 846 |
| Proceeds from DRP | 2 | 4 | 3 |
| Issuance of shares | 2 | 8 | 29 |
| Balance at end of year | 894 | 890 | 878 |
| *Additional Paid-in capital* | | | |
| Balance at beginning of year | 783,211 | 775,348 | 749,156 |
| Proceeds from DRP | 1,873 | 2,485 | 2,604 |
| Deferred stock compensation | (655) | (80) | 48 |
| Amortization of debt issue costs | 32 | 42 | (330) |
| Exercise of stock options | 7 | 9 | — |
| Issuance of preferred shares | 938 | — | — |
| Issuance of common shares | 1,218 | 7,838 | 24,720 |
| Offering costs | (2,485) | (2,431) | (850) |
| Balance at end of year | 784,139 | 783,211 | 775,348 |
| *Accumulated distributions in excess of net income* | | | |
| Balance at beginning of year | (435,201) | (376,480) | (328,690) |
| Net income (loss) attributable to Inland Real Estate Corporation | 17,759 | (7,184) | 1,218 |
| Dividends on preferred shares | (7,910) | (948) | — |
| Distributions declared, common | (50,833) | (50,589) | (49,008) |
| Balance at end of year | (476,185) | (435,201) | (376,480) |
| *Accumulated other comprehensive income (loss)* | | | |
| Balance at beginning of year | (7,400) | 1,148 | 3,710 |
| Unrealized gain (loss) on investment securities | 804 | (1,053) | 1,549 |
| Reversal of unrealized gain to realized gain on investment securities | (1,038) | (1,191) | (2,080) |
| Unrealized loss on derivative instruments | (1,635) | (6,304) | (2,031) |
| Balance at end of year | (9,269) | (7,400) | 1,148 |
| *Noncontrolling interest* | | | |
| Balance at beginning of year | (1,087) | 104 | 1,693 |
| Net income (loss) attributable to noncontrolling interest | (67) | 130 | 306 |
| Contributions from noncontrolling interest | 9,220 | 25 | 25 |
| Purchase of noncontrolling interest | — | (735) | (1,218) |
| Distributions to noncontrolling interest | (7,442) | (611) | (702) |
| Balance at end of year | 624 | (1,087) | 104 |
| *Total equity* | $ 410,203 | 390,413 | 400,998 |

The accompanying notes are an integral part of these financial statements

**INLAND REAL ESTATE CORPORATION**
**Consolidated Statements of Cash Flows**
**For the years ended December 31, 2012, 2011, and 2010**
**(In thousands)**

| | | 2012 | 2011 | 2010 |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net income (loss) | $ | 17,692 | (7,054) | 1,524 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | | |
| Provision for asset impairment | | 722 | 8,064 | 18,190 |
| Depreciation and amortization | | 56,087 | 50,987 | 45,548 |
| Amortization of deferred stock compensation | | (655) | (80) | 48 |
| Amortization on acquired above/below market leases and lease inducements | | (533) | (336) | 158 |
| Gain on sale of investment properties | | (3,356) | (1,509) | (1,850) |
| Income from assumption of investment property | | — | — | (890) |
| Gain (loss) from change in control of investment properties | | (1,108) | 1,400 | (5,018) |
| Loss on land condemnation | | — | — | 259 |
| Gain on extinguishment of debt | | — | — | (1,481) |
| Realized gain on investment securities, net | | (1,401) | (1,264) | (2,352) |
| Equity in (earnings) loss of unconsolidated ventures | | (2,875) | 8,124 | 4,365 |
| Gain on sale of joint venture interest | | (766) | (1,366) | (4,555) |
| Straight line rent | | (910) | (1,562) | (1,579) |
| Amortization of loan fees | | 3,042 | 3,668 | 2,420 |
| Amortization of convertible note discount | | 464 | 1,288 | 1,426 |
| Distributions from unconsolidated joint ventures | | 414 | 1,146 | 904 |
| Changes in assets and liabilities: | | | | |
| Restricted cash | | 1,332 | 1,384 | (361) |
| Accounts receivable and other assets, net | | (10,334) | 6,439 | 3,089 |
| Accounts payable and accrued expenses | | 10,711 | (2,715) | 2,861 |
| Prepaid rents and other liabilities | | 429 | (3,340) | (3,183) |
| Net cash provided by operating activities | | 68,955 | 63,274 | 59,523 |
| | | | | |
| Cash flows from investing activities: | | | | |
| Restricted cash | $ | 2,431 | 20 | (2,641) |
| Proceeds from sale of interest in joint venture, net | | 29,853 | 62,929 | 35,461 |
| Purchase of investment securities | | (2,739) | (5,638) | (1,885) |
| Sale of investment securities | | 7,270 | 2,637 | 4,698 |
| Purchase of investment properties | | (242,711) | (125,604) | (102,478) |
| Additions to investment properties, net of accrued additions | | (24,447) | (40,775) | (23,470) |
| Proceeds from sale of investment properties, net | | 43,596 | 10,796 | 46,868 |
| Proceeds from land condemnation | | 133 | — | 65 |
| Proceeds from change in control of investment properties | | — | 499 | 11,886 |
| Distributions from unconsolidated joint ventures | | 34,942 | 8,831 | 10,386 |
| Investment in unconsolidated joint ventures | | (15,364) | (11,135) | (4,815) |
| Funding of mortgages receivable | | (12,955) | — | — |
| Repayments of mortgages receivable | | 515 | — | — |
| Payment of leasing fees | | (3,159) | (4,411) | (2,810) |
| Net cash used in investing activities | | (182,635) | (101,851) | (28,735) |

The accompanying notes are an integral part of these financial statements.

**INLAND REAL ESTATE CORPORATION**
**Consolidated Statements of Cash Flows**
**For the years ended December 31, 2012, 2011 and 2010**
**(In thousands)**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Cash flows from financing activities:** | | | |
| Proceeds from the DRP | $ 1,875 | 2,489 | 2,607 |
| Proceeds from exercise of stock options | 7 | 9 | — |
| Issuance of shares, net of offering costs | 59,673 | 55,415 | 23,899 |
| Purchase of noncontrolling interest, net | — | (710) | (1,193) |
| Loan proceeds | 144,873 | 93,321 | 187,512 |
| Payoff of debt | (36,615) | (66,440) | (179,829) |
| Proceeds from term loan | 25,000 | 50,000 | 10,000 |
| Proceeds from the unsecured line of credit facility | 177,000 | 231,425 | 187,000 |
| Repayments on the unsecured line of credit facility | (177,000) | (196,425) | (187,000) |
| Repayments on convertible notes | — | (82,648) | (15,483) |
| Loan fees | (3,100) | (3,187) | (7,318) |
| Distributions paid | (58,534) | (51,279) | (48,885) |
| Distributions to noncontrolling interest partners | (7,442) | (611) | (702) |
| Contributions to noncontrolling interest | 100 | — | — |
| Margin loan payable | (1,403) | — | — |
| Other current liabilities | — | 1,403 | 5,451 |
| Net cash provided by (used in) financing activities | 124,434 | 32,762 | (23,941) |
| | | | |
| Net increase (decrease) in cash and cash equivalents | 10,754 | (5,815) | 6,847 |
| Cash and cash equivalents at beginning of year | 7,751 | 13,566 | 6,719 |
| Cash and cash equivalents at end of year | $ 18,505 | 7,751 | 13,566 |
| | | | |
| Supplemental disclosure of cash flow information | | | |
| Cash paid for interest, net of capitalized interest | $ 27,481 | 36,502 | 30,088 |
| | | | |
| Non-cash accrued additions to investment properties | $ 1,986 | (3,454) | (963) |
| | | | |
| Non-cash investing activities | | | |
| | | | |
| Investment properties | $ (9,120) | — | — |
| Noncontrolling interest | 9,120 | — | — |
| | $ — | — | — |

The accompanying notes are an integral part of these financial statements.

## (1) Organization and Basis of Accounting

Inland Real Estate Corporation (the "Company"), a Maryland corporation, was formed on May 12, 1994. The Company is a publicly held real estate investment trust ("REIT") that owns, operates and develops (directly or through its unconsolidated entities) open-air neighborhood, community and power shopping centers and single tenant retail properties located primarily in Midwest markets. Through wholly-owned subsidiaries, Inland Commercial Property Management, Inc. and Inland TRS Property Management, Inc., the Company manages all properties it owns interests in and properties managed for certain third party and related party entities.

All amounts in these footnotes to the consolidated financial statements are stated in thousands with the exception of per share amounts, square foot amounts, number of properties, number of states, number of leases and number of employees.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The accompanying consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries and consolidated joint ventures. The consolidated results of the Company include the accounts of Inland Ryan LLC, Inland Ryan Cliff Lake LLC, and IRC-IREX Venture II, LLC. The Company has determined that the interests in these entities are noncontrolling interests to be included in permanent equity, separate from the Company's shareholders' equity, in the consolidated balance sheets and statements of equity. Net income or loss related to these noncontrolling interests is included in net income or loss in the consolidated statements of operations and comprehensive income.

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposits in excess of FDIC insurance coverage. However, the Company does not believe the risk is significant based on its review of the rating of the institutions where its cash is deposited. FDIC insurance currently covers up to $250,000 per depositor at each insured bank.

### Accounting Policies

*Consolidation*
The Company consolidates the operations of a joint venture if it determines that the Company is the primary beneficiary of the joint venture, which management has determined to be a VIE in accordance with ASC 810. The primary beneficiary is the party that has a controlling financial interest in the VIE, which is defined by the entity having both of the following characteristics: 1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance, and 2) the obligation to absorb losses or right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a VIE or the determination of who has control and influence of the entity. When the Company consolidates a VIE, the assets, liabilities and results of operations of the VIE are included in our consolidated financial statements and all inter-company transactions are eliminated.

In instances where the Company is not the primary beneficiary of a VIE the Company uses the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with the Company's operations. Instead, the Company's share of operations is reflected as equity in earnings (loss) of unconsolidated joint ventures on the consolidated statements of operations and comprehensive income. Additionally, the Company's net investment in the joint venture is reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

*Capitalization and Depreciation*
Depreciation expense is computed using the straight-line method. Building and improvements are depreciated based upon estimated useful lives of each asset type. The Company accounts for tenant allowances as tenant improvements. Tenant improvements are depreciated over the life of the related lease.

Acquired above and below market leases are amortized on a straight-line basis over the life of the related leases as an adjustment to rental income. Acquired in-place leases and customer relationship values are amortized over the life of the related leases as a component of amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease. Loan fees are amortized on a straight-line basis over the life of the related loan, which approximate the effective interest method. Leasing fees and loan fees are presented in the accompanying consolidated balance sheets as deferred costs. Deferred costs are presented net of accumulated amortization of $6,945 and $6,538 for the years ended December 31, 2012 and 2011, respectively.

The Company expenses acquisition costs for investment property acquisitions, accounted for as business combinations, to record the acquisition at its fair value.

*Acquisition and Disposition of Investment Properties*
The Company allocates the purchase price of each acquired investment property between land, building and improvements, other intangibles (including acquired above market leases, acquired below market leases, customer relationships and acquired in-place leases) and any liabilities assumed, including debt that is recorded at fair value taking into consideration any above or below market terms. Purchase price allocations are based on our estimates. The value allocated to land as opposed to building affects the amount of depreciation the Company records. If more value is attributed to land, depreciation expense is lower than if more value is attributed to building and improvements. In some circumstances, the Company engages independent real estate appraisal firms to provide market information and evaluations that are relevant to its purchase price allocations; however; the Company is ultimately responsible for the purchase price allocations. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties.

Amortization pertaining to the above market lease intangibles of $1,314, $832 and $712 was recorded as a reduction to rental income for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization pertaining to the below market lease intangibles of $1,888, $1,202 and $608 was recorded as an increase to rental income for the years ended December 31, 2012, 2011 and 2010, respectively. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $8,776, $6,540 and $4,356 for the years ended December 31, 2012, 2011 and 2010, respectively. In the accompanying consolidated balance sheets, acquired lease intangibles is presented net of accumulated amortization of $16,139 and $12,686 for the years ended December 31, 2012 and 2011, respectively and acquired below market lease intangibles are net of accumulated amortization of $3,739 and $2,980 for the years ended December 31, 2012 and 2011, respectively. The table below presents the amounts to be recorded for the amortization of intangibles over the next five years:

| Year | Amortization of Above Market Lease Intangibles | Amortization of Below Market Lease Intangibles | Amortization of In Place Lease Intangibles | Total |
|---|---|---|---|---|
| 2013 | $ 1,206 | (1,079) | 6,181 | 6,308 |
| 2014 | 1,100 | (943) | 5,476 | 5,633 |
| 2015 | 1,000 | (872) | 3,714 | 3,842 |
| 2016 | 758 | (788) | 2,576 | 2,546 |
| 2017 | 615 | (737) | 2,347 | 2,225 |
| Thereafter | 1,608 | (8,557) | 15,111 | 8,162 |
| Total | $ 6,287 | (12,976) | 35,405 | 28,716 |

In determining whether to classify an asset as held for sale, the Company considers whether: (i) management has committed to a plan to sell the asset; (ii) the asset is available for immediate sale, in its present condition; (iii) the Company has initiated a program to locate a buyer; (iv) the Company believes that the sale of the asset is probable; (v) the Company has received a significant non-refundable deposit for the purchase of the property; (vi) the Company is actively marketing the asset for sale at a price that is reasonable in relation to its current value; and (vii) actions required for the Company to complete the plan indicate that it is unlikely that any significant changes will be made to the plan.

If all of the above criteria are met, the Company classifies the asset as held for sale. On the day that these criteria are met, the Company suspends depreciation on the assets held for sale, including depreciation for tenant improvements and additions, as well as on the amortization of acquired in-place leases and customer relationship values. The assets held for sale are recorded at the lower of their carrying amount or fair value less costs to sell. The assets and liabilities associated with those assets that

are held for sale are classified separately on the consolidated balance sheets for the most recent reporting period. Additionally, the operations for the periods presented are classified on the consolidated statements of operations and comprehensive income as discontinued operations for all periods presented.

*Revenue Recognition*
Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets.

The Company accrues lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met and the tenant is no longer occupying the property. Upon early lease termination, the Company provides for losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage/excess rent until the specified target that triggered the contingent rental income was achieved.

*Impairment of Assets*
The Company assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable. Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows. In order to review the Company's investment properties for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques; including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If the Company's analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management's intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates; and (iii) for costs incurred related to the potential acquisition or development of a real estate property, recoverability is assessed based on the probability that the acquisition or development is likely to occur as of the measurement date.

The use of projected future cash flows is based on assumptions that are consistent with the Company's estimates of future expectations and the strategic plan it uses to manage its underlying business. However, assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to our impairment analysis could impact these assumptions and result in future impairment charges of our real estate properties.

The Company also reviews its investments in unconsolidated entities. When circumstances indicate there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If the Company determines the loss in value is other than temporary, the Company will recognize an impairment charge to reflect the investment at fair value. The use of projected future cash flows and other estimates of fair value, the determination of when a loss is other than temporary, and the calculation of the amount of the loss, is complex and subjective. Use of other estimates and assumptions may result in different conclusions. Changes in economic and operating conditions that occur subsequent to the Company's review could impact these assumptions and result in future impairment charges of its equity investments.

During the years ended December 31, 2012 and 2011, the Company recorded $722 and $2,841, respectively of impairment charges related to three consolidated investment properties; Riverplace Center, Grand Traverse Crossing and 10th Street Center located in Indianapolis, Indiana. The Company had explored the disposition of these properties and determined that due to the decrease in our estimated hold period, the expected undiscounted cash flows related to these properties no longer supported their current carrying values. For each property, a letter of intent or contract for sale had been signed, at a price below the

properties current carrying value, indicating a reduction in the property's carrying value. Therefore, the Company wrote these properties down to their fair value. During the year ended December 31, 2011, the Company estimated the impairment loss related to Grand Traverse Crossing and 10th Street Center and recorded the appropriate adjustment. Both properties were sold in 2012 and required a further impairment adjustment. No impairment charges related to consolidated investment properties were recorded during the year ended December 31, 2010.

*Convertible Notes*
The Company accounts for its convertible notes by separately accounting for the debt and equity components of the notes. The value assigned to the debt component is the estimated fair value of a similar bond without the conversion feature, which results in the debt being recorded at a discount. The debt is subsequently accreted to its par value over the conversion period with a rate of interest being reflected in earnings that reflects the market rate at issuance. The Company initially recorded $9,412 to additional paid in capital on the accompanying consolidated balance sheets, to reflect the equity portion of the convertible notes. The debt component is recorded at its fair value, which reflects an unamortized debt discount. The total principal amount outstanding was $29,215 as of December 31, 2012 and 2011.

*Fair Value Measurements*
The fair value of debt is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's debt is estimated to be $359,089 for debt which bears interest at variable rates and $398,752 for debt which bears interest at fixed rates. The Company estimates the fair value of its debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company's lenders. The Company has not elected the fair value option with respect to its debt. The disclosure is included to provide information regarding the inputs used to determine the fair value of the outstanding debt, in accordance with existing accounting guidance and is not presented in the accompanying consolidated balance sheets at fair value.

*Offering Costs*
Offering costs are offset against the Stockholders' equity accounts. Offering costs consist principally of printing, legal, selling and registration costs.

*Accounts and Mortgages Receivable*
The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company has reason to believe will be uncollectable, including amounts relating to straight-line rent receivables. As of December 31, 2012 and 2011, the Company had recorded approximately $4,108 and $2,854, respectively, as an allowance for uncollectable accounts on the accompanying consolidated balance sheets.

A mortgage receivable is considered impaired if it is probable that the Company will not collect all principal and interest contractually due. The impairment loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the fair value of the underlying collateral, less costs to sell, if the loan is collateral dependent. The Company does not accrue interest when a note is considered impaired. When ultimate collectability of the principal balance of the impaired note is in doubt, all cash receipts on the impaired note are applied to reduce the principal amount of the note until the principal has been recovered and are recognized as interest income thereafter. As of December 31, 2012 and 2011, the Company had mortgages receivable of $12,955 and $515, respectively. Based upon the Company's judgment, its mortgages receivable were not impaired as of December 31, 2012.

*Derivatives*
The Company may enter into derivative financial instrument transactions in order to mitigate its interest rate risk on a related financial instrument. The Company may designate these derivative financial instruments as hedges and apply hedge accounting, as the instrument to be hedged will expose it to interest rate risk, and the derivative financial instrument is designed to reduce that exposure. The Company entered into an interest rate swap contract to limit its exposure to variable interest rates. These derivative instruments were designated as cash flow hedges and therefore qualify for hedge accounting. The effective portion of the derivatives gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

**Noncontrolling Interests**

The Company includes the accounts of all entities in which it holds a controlling financial interest in its consolidated financial statements. A controlling financial interest was typically attributable to the entity with a majority voting interest. However, controlling financial interests may be achieved through arrangements that do not involve voting interests. The controlling financial interest is held by the entity that will absorb a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both.

A noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations and comprehensive income, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Consolidated statements of equity are included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

**Recent Accounting Principles**

The Financial Accounting Standards Board ("FASB") issued ASU 2011-05 aimed at increasing the prominence of comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and comprehensive income. ASU 2011-05 eliminates the option to report comprehensive income and its components in the statement of changes in stockholder's equity. However, ASU 2011-05 does not change the U.S. GAAP reporting requirements to report reclassification of items from comprehensive income to net income on the face of the financial statements. ASU 2011-05 requires retrospective application. This guidance was required to be implemented by us beginning January 1, 2012. The impact of the pronouncement did not have a significant impact on the Company's consolidated financial statements as the Company has always disclosed the components of comprehensive income in a single statement along with net income.

The FASB issued ASU 2011-10 to resolve the diversity in practice about whether previous guidance applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The impact of the pronouncement did not have an impact on the Company's consolidated financial statements as the Company has not surrendered control of any of its in substance real estate investments.

## (2) Investment Securities

At December 31, 2012 and 2011, investment in securities includes $7,711 and $11,075, respectively, of perpetual preferred securities and common securities classified as available-for-sale securities, which are recorded at fair value. In addition, $1,000 in each period of preferred securities are recorded at cost. The Company determined that these securities should be held at cost because the fair value is not readily determinable and there is no active market for these securities.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. The Company has recorded a net unrealized gain of $762 and $997 on the accompanying consolidated balance sheets as of December 31, 2012 and 2011, respectively. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Sales of investment securities available-for-sale during the years ended December 31, 2012, 2011 and 2010 resulted in gains on sale of $1,401, $1,264 and $2,352, respectively, which are included in other income in the accompanying consolidated statements of operations and comprehensive income. Dividend income is recognized when received.

The Company evaluates its investments for impairment quarterly. The Company's policy for assessing near term recoverability of its available for sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary. No impairment losses were required or recorded for the years ended December 31, 2012, 2011 and 2010.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 were as follows:

| | Less than 12 months | | 12 months or longer | | Total | |
|---|---|---|---|---|---|---|
| **Description of Securities** | **Fair Value** | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** |
| REIT Stock | $ — | (7) | 195 | (14) | 195 | (21) |
| Non REIT Stock | $ 419 | (175) | — | — | 419 | (175) |

## (3) Unconsolidated Joint Ventures

***General Joint Venture Discussion***

Unconsolidated joint ventures are those where the Company does not have a controlling financial interest in the joint venture or is not the primary beneficiary of a variable interest entity. The Company accounts for its interest in these ventures using the equity method of accounting. The Company's profit/loss allocation percentage and related investment in each joint venture is summarized in the following table.

| Joint Venture Entity | Company's Profit/Loss Allocation Percentage at December 31, 2012 | Investment in and advances to unconsolidated joint ventures at December 31, 2012 | Investment in and advances to unconsolidated joint ventures at December 31, 2011 |
|---|---|---|---|
| IN Retail Fund LLC (a) | 50% | $ 18,007 | 18,304 |
| Oak Property and Casualty | 20% | 1,494 | 1,464 |
| TMK/Inland Aurora Venture LLC (b) | 40% | 2,088 | 2,320 |
| PTI Boise LLC, PTI Westfield, LLC (c) | 85% | 11,507 | 11,100 |
| INP Retail LP (d) | 55% | 91,438 | 67,715 |
| IRC/IREX Venture II LLC (e) | (f) | 4,662 | 767 |
| Investment in and advances to unconsolidated joint ventures | | $ 129,196 | 101,670 |

(a) Joint venture with New York State Teachers Retirement System ("NYSTRS")
(b) The profit/loss allocation percentage is allocated after the calculation of the Company's preferred return.
(c) Joint venture with Pine Tree Institutional Realty, LLC ("Pine Tree")
(d) Joint venture with PGGM Private Real Estate Fund ("PGGM")
(e) Joint venture with Inland Private Capital Corporation ("IPCC"). Investment in balance represents the Company's share of the tenant in common ("TIC") or Delaware Statutory Trust ("DST") interests.
(f) The Company's profit/loss allocation percentage varies based on the ownership interest it hold in the entity that owns a particular property that is in the process of selling ownership interest to outside investors.

The unconsolidated joint ventures had total outstanding debt in the amount of $460,116 (total debt, not the Company's pro rata share) at December 31, 2012 that matures as follows:

| Joint Venture Entity | 2013 (a) | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| IN Retail Fund LLC | $ 31,599 | 11,538 | 22,000 | 8,000 | — | 100,435 | 173,572 |
| PTI Boise LLC (b) | — | 2,700 | — | — | — | — | 2,700 |
| PTI Westfield LLC (c) | 6,045 | — | — | — | — | — | 6,045 |
| INP Retail LP | — | — | 5,800 | — | 26,619 | 213,633 | 246,052 |
| IRC/IREX Venture II LLC | — | — | — | — | 5,850 | 25,897 | 31,747 |
| Total unconsolidated joint venture debt | $ 37,644 | 14,238 | 27,800 | 8,000 | 32,469 | 339,965 | 460,116 |

(a) The IN Retail Fund joint venture expects to repay the maturing debt as it matures. The Company's pro rata share of the repayments will be funded using available cash and/or draws on its line of credit facility. The PTI Westfield joint venture will attempt to extend or restructure this joint venture debt, as it has done in the past, although there is no assurance that the Company, or its joint venture partner, will be able to restructure this debt on terms and conditions the Company find acceptable, if at all.

(b) The Company is the lender to the joint venture.

(c) This loan matures in December 2013. The Company has guaranteed approximately $800 of this outstanding loan.

The Company has guaranteed approximately $800 of unconsolidated joint venture debt as of December 31, 2012. The guarantee is in effect for the entire term of the loan as set forth in the loan documents. The Company is required to pay on a guarantee upon the default of any of the provisions in the loan documents, unless the default is otherwise waived. The Company is required to estimate the fair value of the guarantee and, if material, record a corresponding liability. The Company has determined that the fair value of the guarantee is immaterial as of December 31, 2012 and accordingly has not recorded a liability related to the guarantees on the accompanying consolidated balance sheets.

The Company earns fees for providing property management, leasing and acquisition activities to its joint ventures. The Company recognizes fee income equal to the Company's joint venture partner's share of the expense or commission, which is reflected as fee income from unconsolidated joint ventures in the accompanying consolidated statements of operations and comprehensive income. Fee income earned for the years ended December 31, 2012, 2011 and 2010 are reflected in the table below.

| Joint Venture with: | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| PGGM | $ 1,966 | 831 | 226 |
| NYSTRS | 1,133 | 1,116 | 1,203 |
| IPCC | 2,646 | 4,048 | 2,119 |
| Other | 12 | 32 | 30 |
| Fee income from unconsolidated joint ventures | $ 5,757 | 6,027 | 3,578 |

The fee income from the joint venture with PGGM has increased each year due to the increase in assets under management. The fee income from the joint venture with IPCC decreased during the year ended December 31, 2012 due to acquisition fees earned in conjunction with the sales of ownership interests in the properties available for sale during each period.

The operations of properties contributed to the joint ventures by the Company are not recorded as discontinued operations because of the Company's continuing involvement with these investment properties. Differences between the Company's investment in the joint ventures and the amount of the underlying equity in net assets of the joint ventures are due to basis differences resulting from the Company's equity investment recorded at its historical basis versus the fair value of certain of the Company's contributions to the joint venture. Such differences are amortized over depreciable lives of the joint venture property assets. During the years ended December 31, 2012, 2011 and 2010, the Company recorded $3,478, $2,140 and $1,634, respectively, of amortization of this basis difference.

The Company's proportionate share of the earnings or losses related to its unconsolidated joint ventures is reflected as equity in earnings (loss) of unconsolidated joint ventures on the accompanying consolidated statements of operations and comprehensive income.

*Joint Venture with PGGM*

On June 7, 2010, the Company formed a joint venture with PGGM, a leading Dutch pension fund administrator and asset manager. In conjunction with the formation, the joint venture established two separate REIT entities to hold title to the properties included in the joint venture. In April 2012, the Company substantially completed the overall acquisition goals of

this joint venture. Pursuant to the joint venture agreement, the Company contributed assets from its consolidated portfolio and PGGM contributed their share of the equity of the properties contributed by the Company and equity for new acquisitions that were identified. This joint venture may acquire up to $270,000 of grocery-anchored and community retail centers located in Midwestern U.S. markets. The equity contributed by PGGM, related to properties contributed by the Company, was held in the joint venture and used as the Company's equity contribution towards future acquisitions.

On October 9, 2012, the Company and PGGM entered into a First Amendment (the "Amendment") to the Limited Partnership Agreement. Subject to the terms and conditions of the Amendment, the partners increased the maximum contribution obligation to allow for the acquisition of an additional $400,000 of grocery-anchored and community retail centers located in Midwestern U.S. markets, using partner equity and secured debt. The Amendment increases the Company's maximum total contribution from approximately $160,000 to $280,000. PGGM's maximum total equity contribution has been increased from approximately $130,000 to $230,000.

As of December 31, 2012, PGGM's remaining maximum commitment was approximately $88,900 and the Company's was approximately $107,300. The table below presents investment property contributions to and acquisitions by the joint venture during the years ended December 31, 2012, 2011 and 2010.

| Date | Property | City | State | Gross Value | PGGM's Contributed Equity | Company's Contributed Equity |
|---|---|---|---|---|---|---|
| 12/11/2012 | Westgate Shopping Center (a) | Fairview Park | OH | $ 73,312 | $ 15,137 | $ 18,500 |
| 4/13/2012 | Woodbury Commons (a) | Woodbury | MN | 10,300 | 5,818 | 7,111 |
| 4/11/2012 | Four Flaggs (b) | Niles | IL | 33,690 | 10,439 | 12,759 |
| 2/29/2012 | Stone Creek Towne Center (a) | Cincinnati | OH | 36,000 | 7,255 | 8,867 |
| 2/24/2012 | Silver Lake Village (a) | St. Anthony | MN | 36,300 | 7,966 | 9,737 |
| 2/22/2012 | Riverdale Commons (b) | Coon Rapids | MN | 31,970 | 7,421 | 9,071 |
| 12/15/2011 | Turfway Commons (a) | Florence | KY | 12,980 | 2,605 | 3,185 |
| 12/7/2011 | Elston Plaza (a) | Chicago | IL | 18,900 | 4,411 | 5,391 |
| 11/29/2011 | Brownstones Shopping Center (a) | Brookfield | WI | 24,100 | 5,048 | 6,169 |
| 11/18/2011 | Woodfield Plaza (b) | Schaumburg | IL | 26,966 | 6,863 | 8,388 |
| 11/15/2011 | Caton Crossing (b) | Plainfield | IL | 12,269 | 2,089 | 2,553 |
| 11/9/2011 | Quarry Retail (b) | Minneapolis | MN | 36,206 | 8,579 | 10,486 |
| 9/21/2011 | Champlin Marketplace (a) | Champlin | MN | 12,950 | 2,789 | 3,409 |
| 9/19/2011 | Stuart's Crossing (b) | St. Charles | IL | 12,294 | 5,567 | 6,805 |
| 6/2/2011 | Village Ten Center (b) | Coon Rapids | MN | 14,569 | 2,999 | 3,665 |
| 6/2/2011 | Red Top Plaza (a) | Libertyville | IL | 19,762 | 4,497 | 5,484 |
| 3/8/2011 | The Shops of Plymouth (b) | Plymouth | MN | 9,489 | 1,954 | 2,389 |
| 3/1/2011 | Byerly's Burnsville (b) | Burnsville | MN | 8,170 | 3,702 | 4,525 |
| 1/11/2011 | Joffco Square (a) | Chicago | IL | 23,800 | 5,093 | 6,236 |
| 10/25/2010 | Diffley Marketplace (a) | Eagan | MN | 11,861 | 3,424 | 4,185 |
| 8/31/2010 | The Point at Clark (a) | Chicago | IL | 28,816 | 6,583 | 8,052 |
| 7/1/2010 | Cub Foods (b) | Arden Hills | MN | 10,358 | 4,664 | 5,701 |
| 7/1/2010 | Shannon Square Shoppes (b) | Arden Hills | MN | 5,465 | 2,498 | 3,053 |
| 7/1/2010 | Woodland Commons (b) | Buffalo Grove | IL | 23,340 | 10,643 | 13,007 |
| 7/1/2010 | Mallard Crossing (b) | Elk Grove Village | IL | 6,163 | 3,103 | 3,966 |
| | | | | $ 540,030 | $ 141,147 | $ 172,694 |

(a) These properties were acquired by the joint venture.
(b) These properties were contributed to the joint venture by the Company.

As properties are contributed to the Company's joint venture with PGGM, the net assets are removed from the consolidated financial statements. The table below reflects those properties that became unconsolidated during the years ended December 31, 2012 and 2011.

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Net investment properties | $ (50,845) | (76,775) |
| Acquired lease intangibles, net | (149) | (1,228) |
| Deferred costs, net | (1,120) | (764) |
| Other assets | (1,675) | (1,643) |
| Mortgages payable | 20,891 | 56,521 |
| Acquired below market lease intangibles, net | — | 294 |
| Other liabilities | 193 | 2 |
| Net assets contributed | $ (32,705) | (23,593) |

PGGM owns a forty-five percent equity ownership interest and the Company owns a fifty-five percent interest in the venture. The Company is the managing partner of the venture, responsible for the day-to-day activities and earns fees for asset management, property management, leasing and other services provided to the venture. The Company determined that this joint venture was not a VIE because it did not meet the VIE criteria. Both partners have the ability to participate in major decisions, as detailed in the joint venture agreement, and therefore, neither partner is deemed to have control of the joint venture. Therefore, this joint venture is unconsolidated and accounted for using the equity method of accounting.

***Joint Venture with NYSTRS***

In June 2012, the Company and NYSTRS entered into an amendment to their joint venture agreement dated as of October 8, 2004, and attached to this 10-K as exhibit 10.3. The amendment extends the joint venture for a ten-year term through June 30, 2022, subject to the buy/sell provisions in Article 10 of the agreement pursuant to which each party has an option to buy or sell particular properties, sell its interest in the venture or buy the other party's interest in the venture, subject to the terms and conditions of the agreement. No other changes were made to the original joint venture agreement. If we are the acquirer of one or more properties or the interests of NYSTRS in the joint venture, NYSTRS may receive some or all of its consideration in shares of our common stock, at its option, in an amount up to 8.5% of our aggregate equity capitalization for the calendar year ended immediately prior to the issuance. Any shares issued to NYSTRS would be subject to an 18-month lock-up period during which NYSTRS would not be able to sell or otherwise transfer the stock.

During the year ended December 31, 2012, the Company completed land condemnations for three investment properties held through its joint venture with NYSTRS. In conjunction with these condemnations, the joint venture recorded a gain of approximately $792, of which the Company's pro rata share of $396 is included in equity in earnings (loss) of unconsolidated joint ventures on the accompanying consolidated statements of operations and comprehensive income.

***Joint Venture with IPCC***

In April 2009, Inland Exchange Venture Corporation ("IEVC"), a taxable REIT subsidiary ("TRS") of the Company, entered into a limited liability company agreement with IPCC. IPCC was formerly known as Inland Real Estate Exchange Corporation and is a wholly-owned subsidiary of The Inland Group, Inc. ("TIGI"). The resulting joint venture was formed to continue the Company's joint venture relationship with IPCC that began in 2006 and to provide replacement properties for investors wishing to complete a tax-deferred exchange through private placement offerings, using properties made available to the joint venture by IEVC. These offerings are structured to sell TIC interests or DST interests, together the "ownership interests," in the identified property. IEVC coordinates the joint venture's acquisition, property management and leasing functions, and earns fees for providing these services to the joint venture. The Company will continue to earn property management and leasing fees on all properties acquired for this venture, including after all ownership interests have been sold to the investors.

The existing joint venture agreement expired December 31, 2012. Subsequent to that date, the partners have entered into an amendment to the agreement to extend the joint venture through December 31, 2014 and change the fee structure. The Company has agreed to lower its initial acquisition fee, which is a one-time transaction fee and slightly decrease the fee charged for property management. In exchange for these reduced fees, the Company will now be paid an asset management fee on each property acquired that will be earned throughout the management period. The Company believes this new fee structure will be a benefit because the Company is increasing its long-term recurring fee income stream in exchange for reduced one-time fees.

The joint venture was determined to be a VIE under ASC Topic 810 and is consolidated by the Company. Prior to the sale of any ownership interests, the joint venture owns 100% of the ownership interests in the property and controls the major decisions that affect the underlying property; and therefore upon initial acquisition, the joint venture consolidates the property.

At the time of first sale of an ownership interest, the joint venture no longer controls the underlying property as the activities and decisions that most significantly impact the property's economic performance are now subject to joint control among the co-owners or lender; and therefore, at such time, the property is deconsolidated and accounted for under the equity method (unconsolidated). Once the operations are unconsolidated, the income is included in equity in earnings (loss) of unconsolidated joint ventures until all ownership interests have been sold. The table below reflects those properties that became unconsolidated during the years ended December 31, 2012 and 2011, and therefore no longer represent the consolidated assets and liabilities of the VIE.

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Investment properties | $ (65,881) | (109,069) |
| Acquired lease intangibles | (11,505) | (16,143) |
| Below market lease intangibles | 3,596 | 2,513 |
| Mortgages payable | 41,231 | 70,413 |
| Net change to investment in and advances to unconsolidated joint ventures | $ (32,559) | (52,286) |

During the years ended December 31, 2012, 2011 and 2010, the joint venture with IPCC acquired twenty-four, twenty-two and six investment properties, respectively. In conjunction with the sales of ownership interest, the Company recorded gains of approximately $766, $1,366 and $4,555 for the years ended December 31, 2012, 2011 and 2010, respectively, which are included in gain on sale of joint venture interests on the accompanying consolidated statements of operations and comprehensive income.

***Change in Control Transactions***

Prior to the change in control transactions, the Company accounted for its investment in each of the properties discussed below as equity method investees. The change in control transactions were accounted for as business combinations, which required the Company to record the assets and liabilities of each property at its fair value, which was derived using Level 3 inputs. Upon consolidation, the Company valued these properties utilizing information obtained from third party sources and internal valuation calculations, comprised of a discounted cash flow model, including discount rates and capitalization rates applied to the expected future cash flows of the property. The Company estimated the fair value of the remaining debt by discounting the future cash flows of the instrument at rates currently offered for similar debt instruments (Level 2). The gains (losses) from these transactions are reflected as gain (loss) from change in control of investment properties on the accompanying consolidated statements of operations and comprehensive income.

During the year ended December 31, 2012, the Company, on behalf of the joint venture, negotiated with the lender of the North Aurora Town Center development properties to repay the mortgage payable, which matured in July 2011, at a discount. The Company contributed $10,000 to repay the entire $30,537 outstanding mortgage, resulting in a gain on the extinguishment of debt in the amount of $20,537. In conjunction with this debt repayment, the joint ventures previously established to develop these properties were dissolved and the development properties and remaining indebtedness were consolidated by the Company. The consolidation of these properties resulted in a loss of approximately $19,494. The Company recorded a net gain on the change in control of $1,043 related to this transaction

Also, during the year ended December 31, 2012, the Company, on behalf of the joint venture, negotiated with the lender of the Shops at Lakemoor development property to repay the mortgage payable, which matured in October 2012, at a discount. The joint venture previously established to develop this property was dissolved and the development property and remaining indebtedness were consolidated by the Company. The consolidation of this property resulted in a loss of approximately $11,041. The Company then repaid the entire $22,105 mortgage with a payment of $11,000, resulting in a gain on the extinguishment of debt in the amount of $11,105. The Company recorded a net gain on the change in control of $65 related to this transaction.

During the year ended December 31, 2011, the Company took control of Orchard Crossing, a property previously held through its joint venture with Pine Tree. The consolidation of this property resulted in a net loss of $1,400.

During the year ended December 31, 2010, the Company took control of Algonquin Commons, a property previously owned through its joint venture with NYSTRS. NYSTRS agreed to pay the Company approximately $11,886 in connection with and as part of the acquisition of the property. In addition, the Company agreed to release NYSTRS from future obligations associated with the property. The consolidation of this property resulted in a net gain of $5,018.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

| | North Aurora Town Center December 31, 2012 | Shops at Lakemoor December 31, 2012 | Orchard Crossing December 31, 2011 | Algonquin Commons December 31, 2010 |
|---|---|---|---|---|
| Investment properties | $ 7,515 | — | 19,800 | 102,103 |
| Construction in Process | 7,970 | 11,000 | — | — |
| Other assets | 74 | 65 | 299 | 1,642 |
| Total assets acquired | 15,559 | 11,065 | 20,099 | 103,745 |
| Mortgages payable | 4,300 | 22,105 | 14,800 | 91,035 |
| Other liabilities | 85 | — | 294 | 2,610 |
| Net assets acquired | $ 11,174 | (11,040) | 5,005 | 10,100 |

The following table summarizes the investment in the joint ventures:

| | North Aurora Town Center December 31, 2012 | Shops at Lakemoor December 31, 2012 | Orchard Crossing December 31, 2011 | Algonquin Commons December 31, 2010 |
|---|---|---|---|---|
| Investments in and advances to unconsolidated joint ventures prior to change in control transaction | $ — | $ — | 6,597 | 16,864 |
| Investments in and advances to unconsolidated joint ventures activity | 10,131 | (11,105) | 282 | — |
| Gain (loss) from change in control of investment properties | 1,043 | 65 | (1,400) | 5,122 |
| Cash received | — | — | (499) | (11,886) |
| Closing credits | — | — | 25 | — |
| Net assets acquired | $ 11,174 | $ (11,040) | 5,005 | 10,100 |

***Development Joint Ventures***

During the year ended December 31, 2010, one of the Company's development joint ventures completed a land parcel sale for approximately $260. The joint venture recorded a loss on sale of approximately $52. The Company's pro rata share of the loss was $24. During the year ended December 31, 2010 another of the Company's development joint ventures completed the sale of a fully leased multi-tenant outlot building for approximately $2,350. The joint venture recorded a gain on sale of approximately $68. The Company's pro rata share of the gain, including preferred return, was $68. The loss and gain are reflected in equity in earnings (loss) of unconsolidated joint ventures for the year ended December 31, 2010. No land sales were completed through our development joint ventures during the years ended December 31, 2012 and 2011.

When circumstances indicate there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If the Company determines the loss in value is other than temporary, the Company will recognize an impairment charge to reflect the investment at its fair value, which was derived using Level 3 inputs. The total impairment loss is recorded at the joint venture level. The Company's pro rata share of the loss is included in equity in earnings (loss) of unconsolidated joint ventures on the accompanying consolidated statements of operations and comprehensive income. No impairment losses were required or recorded during the year ended December 31, 2012. Impairment losses for the years ended December 31, 2011 and 2010 are presented in the table below.

| Joint Venture Entity | Year ended December 31, 2011 | | Year ended December 31, 2010 | |
|---|---|---|---|---|
| | Total impairment | Company's pro rata share | Total impairment | Company's pro rata share |
| NARE/Inland North Aurora I | $ 7,371 | 3,317 | 5,550 | 2,498 |
| NARE/Inland North Aurora II | 1,200 | 540 | — | — |
| NARE/Inland North Aurora III | 8,816 | 3,967 | — | — |
| | $ 17,387 | 7,824 | 5,550 | 2,498 |

Additionally, during the years ended December 31, 2011 and 2010, the Company determined that, based on the fair value of the related properties, the investments in certain development joint ventures were not recoverable. Therefore, the following impairment losses were recorded to reflect the investments at fair value, which were derived using Level 3 inputs and are included in provision for asset impairment for the years ended December 31, 2011 and 2010 on the accompanying consolidated statements of operations and comprehensive income. No impairment adjustments were required or recorded during the year ended December 31, 2012.

| Joint Venture Entity | Year ended December 31, 2011 | Year ended December 31, 2010 |
|---|---|---|
| NARE/Inland North Aurora I | $ 382 | 3,933 |
| NARE/Inland North Aurora II | 1,535 | 1,500 |
| NARE/Inland North Aurora III | 3,306 | 2,584 |
| PDG/Tuscany Village Venture LLC | — | 6,809 |
| TDC Inland Lakemoor LLC | — | 3,364 |
| | $ 5,223 | 18,190 |

***Joint Venture Financial Statements***

Summarized financial information for the unconsolidated joint ventures is as follows:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Balance Sheet: | | |
| Assets: | | |
| Investment in real estate, net | $ 888,476 | 702,178 |
| Other assets | 84,921 | 92,271 |
| Total assets | $ 973,397 | 794,449 |
| Liabilities: | | |
| Mortgage payable | $ 460,116 | 394,481 |
| Other liabilities | 90,989 | 59,171 |
| Total liabilities | $ 551,105 | 453,652 |
| Total equity | $ 422,292 | 340,797 |
| Total liabilities and equity | $ 973,397 | 794,449 |
| Investment in and advances to unconsolidated joint ventures | $ 129,196 | 101,670 |

| | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Statement of Operations: | | | |
| Total revenues | $ 126,042 | 72,806 | 69,327 |
| Total expenses (a) | (109,789) | (93,563) | (81,717) |
| Loss from continuing operations | $ 16,253 | (20,757) | (12,390) |
| Inland's pro rata share of loss from continuing operations (b) | $ 2,875 | (8,124) | (4,365) |

(a) Total expenses for the years ended December 31, 2011 and 2010 include impairment charges in the amount of $17,387 and $5,550, respectively. No impairment charges were recorded during the year ended December 31, 2012.
(b) IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

***Financial Information of Individually Significant Unconsolidated Joint Ventures***

Following is summarized financial information for IN Retail Fund, LLC and INP Retail LP. For financial reporting purposes, the Company considers these joint ventures to be individually significant unconsolidated joint ventures.

| | IN Retail Fund, LLC | | INP Retail, LP | |
|---|---|---|---|---|
| | December 31, 2012 | December 31, 2011 | December 31, 2012 | December 31, 2011 |
| Balance Sheet: | | | | |
| Assets: | | | | |
| Investment in real estate, net | $ 264,388 | 275,537 | $ 539,532 | $ 318,326 |
| Other assets | 25,766 | 27,209 | 26,375 | 39,245 |
| Total assets | $ 290,154 | 302,746 | $ 565,907 | $ 357,571 |
| Liabilities: | | | | |
| Mortgage payable | $ 173,572 | 180,934 | $ 246,051 | $ 124,919 |
| Other liabilities | 21,101 | 21,880 | 46,322 | 21,327 |
| Total liabilities | $ 194,673 | 202,814 | 292,373 | 146,246 |
| Total equity | $ 95,481 | 99,932 | 273,534 | 211,325 |
| Total liabilities and equity | $ 290,154 | 302,746 | $ 565,907 | $ 357,571 |

| | IN Retail Fund, LLC | | | INP Retail, LP | | |
|---|---|---|---|---|---|---|
| | December 31, 2012 | December 31, 2011 | December 31, 2010 | December 31, 2012 | December 31, 2011 | December 31, 2010 |
| Statement of Operations: | | | | | | |
| Total revenues | $ 44,460 | 44,564 | 48,490 | $ 57,029 | $ 20,892 | $ 3,737 |
| Total expenses | (42,919) | (45,736) | (52,120) | (63,182) | (23,075) | (5,573) |
| Loss from continuing operations | $ 1,541 | (1,172) | (3,630) | $ (6,153) | $ (2,183) | $ (1,836) |

## (4) Acquisitions

| Date Acquired | Property | City | State | GLA Sq. Ft. | Approximate Purchase Price |
|---|---|---|---|---|---|
| 02/24/12 | Woodbury Commons (a) | Woodbury | MN | 116,196 | $ 10,300 |
| 03/06/12 | Westgate (b) | Fairview Park | OH | 241,901 | 73,405 |
| 03/13/12 | Mt. Pleasant Shopping Center (c) | Mt. Pleasant | WI | 83,334 | 21,320 |
| 03/16/12 | Pick N Save (c) | Sheboygan | WI | 62,138 | 11,700 |
| 03/19/12 | Walgreens/CVS Portfolio (c)(d) | Various | NY, TX, VA | 40,113 | 17,059 |
| 03/27/12 | Walgreens/CVS Portfolio (c)(e) | Various | KS, MO, UT, ID | 55,465 | 23,711 |
| 04/18/12 | Orland Park Place Outlots II | Orland Park | IL | 22,966 | 8,750 |
| 06/13/12 | Walgreens | Milwaukee | WI | 13,905 | 3,025 |
| 08/15/12 | Walgreens | Villa Park | IL | 12,154 | 4,863 |
| 09/26/12 | Walgreens | New Bedford | MA | 10,350 | 2,650 |
| 10/05/12 | Vacant Land (f) | Lincolnshire | IL | — | 1,140 |
| 10/30/12 | Family Dollar | Cisco | TX | 8,000 | 939 |
| 10/30/12 | Family Dollar | Lorain | OH | 8,400 | 1,246 |
| 11/16/12 | BJ's Wholesale Club | Gainesville | VA | 76,267 | 16,000 |
| 12/19/12 | Dollar General Portfolio (g) | Various | WI | 54,230 | 6,337 |
| 12/20/12 | Walgreens (h) | Benton Harbor | MI | 14,820 | 4,920 |
| 12/20/12 | Walgreens (h) | El Paso | TX | 15,120 | 4,200 |
| 12/21/12 | Dick's Sporting Goods | Cranberry Township | PA | 81,780 | 19,100 |
| 12/21/12 | Valparaiso Walk | Valparaiso | IN | 137,500 | 21,900 |
| | Total | | | 1,054,639 | $ 252,565 |

(a) This property was sold to the Company's joint venture with PGGM in April 2012.
(b) This property was sold to the Company's joint venture with PGGM in December 2012.
(c) These properties became unconsolidated during the year ended December 31, 2012 as a result of sales of ownership interests to investors.
(d) The portfolio includes two properties leased to CVS and one property leased to Walgreens.
(e) The portfolio includes one property leased to CVS and three properties leased to Walgreens.
(f) This land was acquired simultaneously with the execution of a lease with The Fresh Market for a reverse build-to-suit. This land is not considered an investment property as it is under construction but is included here because it was acquired during the year.
(g) The portfolio includes six properties leased to Dollar General.
(h) These properties were contributed to the joint venture with IPCC in December 2012. The assets are consolidated at December 31, 2012 and therefore presented in the table above, however, the Company did not contribute the equity to acquire the properties.

During the year ended December 31, 2012, consistent with the Company's growth initiative, the Company acquired the investment properties listed above, which were initially consolidated on the Company's consolidated financial statements. The Company acquired 100% of the voting rights of each property for an aggregate purchase price of $252,565.

The following table presents certain additional information regarding the Company's acquisitions during the year ended December 31, 2012. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date were as follows:

| Property | | Land | Building and Improvements | Acquired Lease Intangibles | Other Assets | Acquired Below Market Lease Intangibles |
|---|---|---|---|---|---|---|
| Woodbury Commons | $ | 4,866 | 2,774 | 3,044 | — | 384 |
| Westgate | | 17,479 | 53,391 | 10,804 | 346 | 8,615 |
| Mt. Pleasant Shopping Center | | 7,268 | 13,452 | 3,433 | — | 2,833 |
| Pick N Save | | 1,309 | 9,320 | 1,762 | — | 691 |
| Walgreens/CVS Portfolio (a) | | 3,902 | 9,894 | 3,263 | — | — |
| Walgreens/CVS Portfolio (b) | | 2,873 | 17,864 | 3,047 | — | 73 |
| Orland Park Place Outlots II | | 1,225 | 5,941 | 1,941 | — | 357 |
| Walgreens | | 384 | 2,155 | 796 | — | 310 |
| Walgreens | | 969 | 3,510 | 396 | — | 12 |
| Walgreens | | 1,648 | 616 | 848 | — | 462 |
| Vacant Land (d) | | — | — | — | 1,140 | — |
| Family Dollar | | 59 | 855 | 26 | — | 1 |
| Family Dollar | | 269 | 913 | 64 | — | — |
| BJ's Wholesale Club | | 4,800 | 8,686 | 2,514 | — | — |
| Dollar General Portfolio (c) | | 885 | 5,179 | 284 | — | 11 |
| Walgreens (e) | | 2,067 | 2,702 | 151 | — | — |
| Walgreens (e) | | 1,250 | 2,722 | 246 | — | 18 |
| Dick's Sporting Goods | | 3,247 | 13,056 | 2,797 | — | — |
| Valparaiso Walk | | 2,874 | 16,755 | 4,413 | — | 2,142 |
| Total | $ | 57,374 | 169,785 | 39,829 | 1,486 | 15,909 |

(a) The portfolio includes two properties leased to CVS and one property leased to Walgreens.
(b) The portfolio includes one property leased to CVS and three properties leased to Walgreens.
(c) The portfolio includes six properties leased to Dollar General.
(d) The value of the vacant land acquisition is included in construction in progress on the accompanying consolidated balance sheets.
(e) These properties were contributed to the joint venture with IPCC in December 2012. The assets are consolidated at December 31, 2012 and therefore presented in the table above, however, the Company did not contribute the equity to acquire the properties.

The Company has not included pro forma financial information related to properties acquired in 2012 due to the temporary ownership of properties acquired through our joint venture with IPCC. The Company acquired two investment properties, Orland Park Place Outlots II and Valparaiso Walk, during 2012 for its consolidated portfolio and believes they are immaterial to its consolidated financial statements.

## (5) Fair Value Disclosures

In some instances, certain of the Company's assets and liabilities are required to be measured or disclosed at fair value according to a fair value hierarchy pursuant to relevant accounting literature. This hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories. The three levels of the fair value hierarchy are:

- Level 1 — quoted prices in active markets for identical assets or liabilities.
- Level 2 — quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.
- Level 3 — model-derived valuations with unobservable inputs that are supported by little or no market activity

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their classifications within the fair value hierarchy levels.

For assets and liabilities measured at fair value on a recurring basis, quantitative disclosure of the fair value for each major category of assets and liabilities is presented below:

| Description | Fair value measurements at December 31, 2012 using | | |
|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Available for sale securities | $ 7,711 | — | — |
| Total assets | $ 7,711 | — | — |
| | | | |
| Derivative interest rate instruments liabilities (a) | $ — | 10,031 | — |
| Variable rate debt (b) | — | — | 359,089 |
| Fixed rate debt (b) | — | — | 398,752 |
| Total liabilities | $ — | 10,031 | 757,841 |

| Description | Fair value measurements at December 31, 2011 using | | |
|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Available for sale securities | $ 11,075 | — | — |
| Total assets | $ 11,075 | — | — |
| | | | |
| Derivative interest rate instruments liabilities (a) | $ — | 8,396 | — |
| Variable rate debt (b) | — | — | 317,737 |
| Fixed rate debt (b) | — | — | 380,456 |
| Total liabilities | $ — | 8,396 | 698,193 |

(a) The Company entered into these interest rate swaps as a requirement under certain secured mortgage loans.
(b) The disclosure is included to provide information regarding the inputs used to determine the fair value of the outstanding debt, in accordance with existing accounting guidance and is not presented in the accompanying consolidated balance sheets at fair value.

The fair value of debt is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company's lenders. The Company has not elected the fair value option with respect to its debt. The Company's financial instruments, principally escrow deposits, accounts payable and accrued expenses, and working capital items, are short term in nature and their carrying amounts approximate their fair value at December 31, 2012 and 2011.

The following table summarizes activity for the Company's assets measured at fair value on a non-recurring basis. The Company recognized certain non-cash impairment charges to write down the investments to their fair values in the years ended December 31, 2012 and 2011. The asset groups that were impaired to fair value through this evaluation were:

| | Year ended December 31, 2012 | | Year ended December 31, 2011 | |
|---|---|---|---|---|
| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | Total Impairment Loss | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | Total Impairment Loss |
| Investment properties | $ 7,400 | 722 | 2,950 | 2,841 |
| Investment in and advances to unconsolidated joint ventures | — | — | — | 5,223 |
| | $ 7,400 | 722 | 2,950 | 8,064 |

The Company estimates the fair value of its investment properties and unconsolidated joint venture properties by using income and market valuation techniques. The Company may estimate fair values, using market information such as broker opinions of value, recent sales data for similar assets, negotiated letters of intent or discounted cash flow models, which primarily rely on Level 3 inputs. The cash flow models include estimated cash inflows and outflows over a specified holding period. These cash

flows may include contractual rental revenues, projected future rental revenues and expenses and forecasted tenant improvements and lease commissions based upon market conditions determined through discussion with loan real estate professionals, experience the Company has with its other owned investment properties in such markets and expectations for growth. Capitalization rates and discount rates utilized in these models are estimated by management based upon rates that management believes to be within a reasonable range of current market rates for the respective properties based upon an analysis of factors such as property and tenant quality, geographical location and local supply and demand observations. To the extent the Company under estimates forecasted cash outflows (tenant improvements, lease commissions and operating costs) or over estimates forecasted cash inflows (rental revenue rates) the estimated fair value of its real estate assets could be overstated.

The Company periodically reviews its investment in unconsolidated entities for impairment. The estimated fair value is based on reviews of the expected cash flows to be received from the respective ventures and other observable inputs. In some instances, the Company may perform a discounted cash flow analysis on an unconsolidated entity's underlying assets. The cash flows are comprised of unobservable inputs including expected and forecasted inflows and outflows over a specific holding period.

## (6) Mortgages and Notes Receivable

In conjunction with the sale of Montgomery Plaza in Montgomery, Illinois, the Company gave a purchase money mortgage to the buyer in the amount of $515. The buyer was required to pay interest only on a monthly basis at a rate of 6.0% per annum, as well as monthly payments for taxes and insurance. The loan matured on May 1, 2012. The Company received the entire balance of the mortgage receivable and accrued interest upon maturity. The Company recorded $10, $31 and $31 of interest income for the years ended December 31, 2012, 2011 and 2010, respectively.

In April 2012, the Company entered into a loan agreement with a developer of the Warsaw Commons Shopping Center in Warsaw, Indiana. The loan provides construction financing to the developer to complete the development of 87,377 square feet of rentable space. The loan accrues interest at a rate of 7.0% per annum and was added to the balance of the loan on a monthly basis until the interest reserve was met, at which point the borrower began making cash payments. The maximum loan amount under the agreement is $11.545. The total outstanding balance, plus accrued interest is due upon the May 31, 2013 maturity date. In conjunction with this loan agreement, the Company earned a fee of $115, equal to 1.0% of the maximum allowed under the loan. As of December 31, 2012, the outstanding balance on this note receivable was $9,436 and total interest income earned during the year ended December 31, 2012 was $335. Upon completion of the development, the Company has the obligation to acquire the property at a pre-determined price, expected to be approximately $13,000. Due to the Company's purchase obligation, the loan fee and interest income earned has not been reflected as income in the accompanying consolidated statements of operations and comprehensive income and the balance of the outstanding note is reflected as $8,986 on the accompanying consolidated balance sheet as of December 31, 2012.

In May 2012, the Company, through its TRS, paid approximately $3,969 to acquire the notes on two properties which were in default. The loans were acquired at a discount to the outstanding balance. The TRS acquired for $1,800, the $3,720 note encumbering the Geneva Road Shopping Center, located in Winfield, Illinois and acquired for $2,169, the $4,500 note encumbering the Eola Commons Shopping Center located in Aurora, Illinois. The TRS intends to obtain title to each of these properties through foreclosure proceedings and will then hold these properties for investment purposes or sell them to a third party at the fair market value at the time of the sale. During the year ended December 31, 2012, the TRS received a cash distribution of $550 from funds held by the current receiver, which was recorded as interest income in the accompanying consolidated statements of operations and comprehensive income.

## (7) Transactions with Related Parties

The Company pays affiliates of TIGI for real estate-related brokerage services, investment advisory services and various administrative services, including, but not limited to, payroll preparation and management, data processing, insurance consultation and placement, property tax reduction services and mail processing. These TIGI affiliates provide these services at cost, with the exception of the investment advisor fees and the broker commissions. The investment advisor fees are charged as a percentage of total assets under management and the broker commissions are charged as a percentage of the gross transaction amount. TIGI, through its affiliates, beneficially owns approximately 12.8% of the Company's outstanding common stock. Daniel L. Goodwin, one of our directors, owns a controlling amount of the stock of TIGI.

Amounts paid to TIGI and/or its affiliates for services and office space provided to the Company are set forth below.

| | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Investment advisor | $ 105 | 99 | 92 |
| Loan servicing | 130 | 121 | 113 |
| Property tax payment/reduction work | 257 | 238 | 188 |
| Computer services | 517 | 584 | 445 |
| Other service agreements | 172 | 184 | 198 |
| Broker commissions | 587 | 519 | 290 |
| Office rent and reimbursements | 471 | 411 | 410 |
| Total | $ 2,239 | 2,156 | 1,736 |

During the years ended December 31, 2012, 2011 and 2010, the Company paid a total of $292, $242 and $470, respectively, in mortgage brokerage fees to Grubb & Ellis Company ("Grubb & Ellis"). Thomas P. D'Arcy, one of the Company's independent directors, served as the president, chief executive officer and a member of the board of directors of Grubb & Ellis until April 2012. Mr. D'Arcy did not participate in these transactions and did not have a material interest in them. Joel Simmons, one of the Company's directors, had an indirect personal interest as a broker in these transactions. Mr. Simmons served as an executive vice president of Grubb & Ellis until April 2012. Currently, Mr. Simmons is the Executive Managing Director of BGC Partners, a global provider of real estate services. The Company paid mortgage brokerage fees to BGC Partners of $223 for the year ended December 31, 2012. No mortgage brokerage fees were paid to BGC Partners during the years ended December 31, 2011 and 2010.

## (8) Stock Option Plan

The Company adopted the Independent Director Stock Option Plan ("Plan") with the commencement of its first offering in 1994. A total of 50 shares were authorized and reserved for issuance under this Plan. Only independent directors were eligible to participate in the Plan. The Plan granted each Independent Director an option to acquire 3 shares of common stock as of the date they become a director and an additional 1 share on the date of each annual stockholders' meeting. The options for the initial 3 shares granted are exercisable as follows: 1 share on the date of grant and 1 share on each of the first and second anniversaries of the date of grant. The succeeding options are exercisable on the second anniversary of the date of grant. As of December 31, 2012, options to purchase all 50 authorized shares were issued, of which 29 have been exercised and 6 were retired. The remaining options have exercise prices ranging from $10.45 to $15.62 per share.

In 2005, the Company adopted the 2005 Equity Award Plan ("2005 Plan"). The 2005 Plan governs grants of equity based awards to our officers, employees and directors. A total of 48 options have been issued to board members and a total of 21 have been issued to certain of the Company's executive officers as of December 31, 2012, of which 1 has been exercised. The outstanding options have exercise prices ranging from $6.85 to $19.96 per share.

## (9) Discontinued Operations

During the years ended December 31, 2012, 2011 and 2010, the Company sold a total of thirteen investment properties and a portion of two investment properties. The following table summarizes the properties sold, date of sale, indebtedness repaid, approximate sales proceeds (net of closing costs), gain on sale, whether the sale qualified as part of a tax deferred exchange and applicable asset impairments.

| Property Name | Date of Sale | Indebtedness repaid | Sales Proceeds (net of closing costs) | Gain (loss) on Sale | Tax Deferred Exchange | Provision for Asset Impairment |
|---|---|---|---|---|---|---|
| Park Center Plaza (partial) | April 30, 2010 | $ — | $ 829 | $ 521 | No | $ — |
| Springboro Plaza | August 5, 2010 | 5,510 | 6,790 | 230 | No | — |
| Northgate Center | September 1, 2010 | 6,211 | 1,726 | (9) | No | — |
| Homewood Plaza | November 29, 2010 | — | 2,375 | 1,108 | No | — |
| Schaumburg Golf Road Retail | February 14, 2011 | — | 2,090 | 197 | No | — |
| Park Center Plaza (partial) | August 18, 2011 | — | 2,977 | 358 | No | — |
| Rose Plaza East & West | October 7, 2011 | — | 4,899 | 895 | No | — |
| Orland Park Retail | October 28, 2011 | — | 920 | 59 | No | — |
| Grand Traverse Crossings | June 7, 2012 | — | 1,018 | — | No | 1,068 |
| Riverplace Center | June 15, 2012 | — | 4,067 | — | No | 356 |
| Walgreens - Jennings, MO | August 1, 2012 | — | 2,134 | 349 | No | — |
| Hartford Plaza | October 9, 2012 | — | 4,180 | 1,281 | Yes | — |
| Butera Market | December 6, 2012 | — | 5,563 | 1,749 | Yes | — |
| 10th Street Center | December 6, 2012 | — | 1,510 | — | No | 2,139 |

If the Company determines that an investment property meets the criteria to be classified as held for sale, it suspends depreciation on the assets held for sale, including depreciation for tenant improvements and additions, as well as on the amortization of acquired in-place leases and customer relationship values. The assets and liabilities associated with those assets would be classified separately on the consolidated balance sheets for the most recent reporting period. As of December 31, 2012, there were no properties classified as held for sale.

On the accompanying consolidated balance sheets at December 31, 2012 and 2011, the Company has recorded $231 and $260, respectively of assets related to discontinued operations and $51 and $66, respectively of liabilities related to discontinued operations. These amounts are reflected as a component of other assets and other liabilities on the accompanying consolidated balance sheets. Additionally, for the years ended December 31, 2012, 2011 and 2010, the Company has recorded income from discontinued operations of $3,298, $436 and $2,755, respectively, including gains on sale of $3,380, $1,510 and $1,490, respectively. The Company does not disclose a detailed breakout of discontinued operations as the results are not material to the consolidated financial statements. Three investment properties sold during the year ended December 31, 2012 were sold at prices below their current carrying value and as a result, a provision for asset impairment totaling $722 and $2,841 was recorded during the years ended December 31, 2012 and 2011, respectively.

## (10) Operating Leases

Minimum lease payments under operating leases to be received in the future, excluding rental income under master lease agreements and assuming no expiring leases are renewed are as follows:

| | |
|---|---|
| 2013 | $ 99,669 |
| 2014 | 89,940 |
| 2015 | 77,956 |
| 2016 | 66,489 |
| 2017 | 54,387 |
| Thereafter | 256,139 |
| Total | $ 644,580 |

Pursuant to the lease agreements, tenants of the property are required to reimburse the Company for some or all of the particular tenant's pro rata share of the real estate taxes and operating expenses of the property. Such amounts are not included in the future minimum lease payments above, but are included in tenant recoveries on the accompanying consolidated statements of operations and comprehensive income.

Certain tenant leases contain provisions providing for "stepped" rent increases. U.S. GAAP requires the Company to record rental income for the period of occupancy using the effective monthly rent, which is the average monthly rent for the entire period of occupancy during the term of the lease. The accompanying consolidated financial statements include increases of $910, $1,562 and $1,579 for the years ended December 31, 2012, 2011 and 2010, respectively, of rental income for the period

of occupancy for which stepped rent increases apply and $20,543 and $19,633 in related accounts receivable as of December 31, 2012 and 2011, respectively. The Company anticipates collecting these amounts over the terms of the leases as scheduled rent payments are made.

**(11) Income Taxes**

The Company is qualified and has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended ("the Code"), for federal income tax purposes commencing with the tax year ended December 31, 1995. Since the Company qualifies for taxation as a REIT, the Company generally is not subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its taxable income to stockholders, subject to certain adjustments. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company engages in certain activities through Inland Venture Corporation ("IVC"), IEVC and Inland TRS Property Management, Inc., wholly-owned TRS entities. These entities engage in activities that would otherwise produce income that would not be REIT qualifying income, including, but not limited to, managing properties owned through certain of the Company's joint ventures and the sales of ownership interests through the Company's IPCC joint venture. . The TRS entities are subject to federal and state income and franchise taxes from these activities.

The Company had no uncertain tax positions as of December 31, 2012. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2012. The Company has no material interest or penalties relating to income taxes recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2012, 2011 and 2010 or in the consolidated balance sheets as of December 31, 2012 and 2011. As of December 31, 2012, returns for the calendar years 2008 through 2011 remain subject to examination by U.S. and various state and local tax jurisdictions.

Income taxes have been provided for on the asset and liability method, as required by existing guidance. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities.

The TRS entities' benefit (expense) provision for income taxes for the years ended December 31, 2012, 2011 and 2010 is summarized as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (5,116) | (753) | (553) |
| State | (1,354) | (191) | (212) |
| Deferred: | | | |
| Federal | 4,427 | 2,179 | 3,437 |
| State | 1,415 | 696 | 1,348 |
| Valuation Allowance | 6,974 | (1,299) | (4,739) |
| **Total income tax benefit (expense)** | $ 6,346 | 632 | (719) |

The actual income tax expense of the TRS entities for the years ended December 31, 2012, 2011 and 2010 differs from the "expected" income tax expense (computed by applying the appropriate U.S. Federal income tax rate to earnings before income taxes) as a result of the following:

| | | 2012 | 2011 | 2010 |
|---|---|---|---|---|
| Computed *"expected"* income tax expense (34%) | $ | (729) | 1,437 | 3,307 |
| State income taxes, net Federal income tax effect | | (25) | 344 | 858 |
| Prior period deferred adjustment | | — | — | (117) |
| Permanent differences | | 126 | 150 | (44) |
| Change in valuation allowance | | 6,974 | (1,299) | (4,739) |
| Other | | — | — | 16 |
| | $ | 6,346 | 632 | (719) |

The components of the deferred tax assets and deferred tax liabilities relating to the TRS entities at December 31, 2012 and 2011 were as follows:

| | | December 31, 2012 | December 31, 2011 |
|---|---|---|---|
| Deferred Tax Assets | | | |
| Building and improvements, principally due to differences in depreciation | $ | 93 | 123 |
| Prepaid rents | | 2 | — |
| Deferred interest expense | | 421 | 421 |
| Amortization of organization costs | | 19 | 20 |
| Equity in earnings of unconsolidated joint ventures and amortization of basis differences | | 25 | 21 |
| Asset impairments | | 19,017 | 13,237 |
| Capitalized real estate taxes | | 252 | 154 |
| Capitalized interest | | 352 | 352 |
| Gross deferred tax assets | | 20,181 | 14,328 |
| Valuation allowance | | (2,596) | (9,570) |
| Total deferred tax assets | $ | 17,585 | 4,758 |
| | | | |
| Deferred Tax Liabilities | | | |
| Straight-line rent | | 11 | 1 |
| Investment in joint ventures | | 810 | 794 |
| Depreciation | | (15) | — |
| Total deferred tax liabilities | $ | 806 | 795 |
| Net deferred tax assets | $ | 16,779 | 3,963 |

The Company estimated its income tax expense relating to its TRS entities using a combined federal and state rate of approximately 40% for the tax years ended December 31, 2012, 2011 and 2010.

The valuation allowance for deferred tax assets decreased by $6,974 in 2012. The decrease in this allowance was primarily due to adjustments to the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax assets in future years. The Company believes that it is more likely than not that the benefit from certain impairment losses and disallowed interest expense will not be realized. In recognition of this uncertainty, we have provided a valuation allowance of $2,596 on the deferred tax assets relating to these impairment losses and disallowed interest expense. The Company's judgment changed due to the change in control transactions described in Note 3 and the related fair value adjustments and gains on extinguishment of debt.

Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary difference, future projected taxable income and tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has considered various factors, including future reversals of existing taxable temporary differences, projected future taxable income and tax-planning strategies in making this assessment. The Company has recorded $2,596 and $9,570, as a valuation allowance against its deferred tax assets at December 31, 2012 and 2011, respectively. The balance of deferred tax assets and deferred tax liabilities are included in other assets and other liabilities, respectively, on the accompanying consolidated balance sheets.

**(12) Distributions**

For federal income tax purposes, distributions may consist of ordinary dividend income, non-taxable return of capital, capital gains or a combination thereof. Distributions to the extent of the Company's current and accumulated earnings and profits for federal income tax purposes are taxable to the recipient as either ordinary dividend income or capital gain distributions. Distributions in excess of these earnings and profits (calculated for income tax purposes) will constitute a non-taxable return of capital rather than ordinary dividend income or a capital gain distribution and will reduce the recipient's basis in the shares to the extent thereof, and thereafter will constitute taxable gain. Distributions in excess of earnings and profits that reduce a recipient's basis in the shares have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder's shares.

In order to maintain the Company's status as a REIT, the Company must distribute at least 90% of its taxable income, subject to certain adjustments, to its stockholders. For the years ended December 31, 2012 and 2011, the Company's taxable income was $61,378 and $29,570, respectively. Holders of our Series A Preferred Stock are entitled to receive, when and as authorized by the board of directors, cumulative preferential cash distributions based on the stated rate and liquidation preference per annum. The Company declared monthly distributions on our Preferred Stock totaling $7,910 or $2.03 on an annual basis per share for the year ended December 31, 2012. The Company declared monthly distributions on our Preferred Stock totaling $948, or $0.38 on an annual basis per share, for the year ended December 31, 2011. The following table sets forth the taxability of distributions on preferred shares, on a per share basis, paid in 2012 and 2011:

| | 2012 (a) | 2011 (b) |
|---|---|---|
| Ordinary income | $ 2.031 | 0.389 |
| Qualified dividends (c) | 0.329 | 0.019 |

(a) The January distribution declared on December 14, 2012, with a record date of January 2, 2013 and a payment date of January 15, 2013, is reportable for tax purposes in 2013 and is not reflected in the 2012 allocation.
(b) The January distribution declared on December 15, 2011, with a record date of January 1, 2012 and a payment date of January 17, 2012, is reportable for tax purposes in 2012 and is not reflected in the 2011 allocation.
(c) Represents additional characterization of amounts included in Ordinary income

The Company declared monthly distributions to its common stockholders totaling $50,833 and $50,589 or $0.57 on an annual basis per share for the years ended December 31, 2012 and 2011, respectively. Future distributions are determined by the Company's board of directors. The Company expects to continue paying distributions to maintain its status as a REIT. The Company annually notifies its stockholders of the taxability of distributions paid during the preceding year. The following table sets forth the taxability of distributions on common shares, on a per share basis, paid in 2012 and 2011:

| | 2012 (a) | 2011 (b) |
|---|---|---|
| Ordinary income | $ 0.602 | $ 0.332 |
| Non-taxable return of capital | — | 0.238 |
| Qualified Dividends (c) | 0.098 | 0.016 |

(a) The January distribution declared on December 17, 2012, with a record date of December 31, 2012 and a payment date of January 17, 2013, will be a split-year distribution with $0.032034 allocable to 2012 for federal income tax purposes and $0.015466 allocable to 2013 for federal income tax purposes.
(b) The January distribution declared on December 19, 2011, with a record date of January 3, 2012 and a payment date of January 17, 2012, is reportable for tax purposes in 2012 and is not reflected in the 2011 allocation.
(c) Represents additional characterization of amounts included in Ordinary income

## (13) Secured and Unsecured Debt

*Total Debt Maturity Schedule*

The following table presents the principal amount of total debt maturing each year, including amortization of principal, based on debt outstanding at December 31, 2012:

| | 2013 (a) | 2014 | 2015 | 2016 | 2017 | Thereafter | Total | Fair Value (b) |
|---|---|---|---|---|---|---|---|---|
| **Fixed rate debt** | $ 91,858 | 76,397 (c) | 20,282 | 958 | 45,816 | 150,265 | 385,576 | 398,752 |
| Weighted average interest rate | 5.41% | 5.11% | 6.50% | —% | 5.05% | 5.13% | 5.25% | — |
| **Variable rate debt** | $ 14,800 (d) | 6,200 | — | 115,000 (e) | 175,000 (f) | 50,000 (g) | 361,000 | 359,089 |
| Weighted average interest rate | 3.21% | 0.50% | —% | 2.16% | 2.20% | 3.50% | 2.38% | — |

(a) Approximately $106,658 of the Company's mortgages payable, including required monthly principal amortization, matures prior to the end of 2013. Included in this debt maturing in 2013 is approximately $90,247 secured by the Company's Algonquin Commons property. Although these loans do not mature until November 2014, the Company has included them in 2013 because the lender has accelerated the due date of the loans in connection with their decision to initiate foreclosure proceedings. The Company intends to repay the remaining $14,800 of maturing debt upon maturity using available cash and/or borrowings under our unsecured line of credit facility.

(b) The fair value of debt is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company estimates the fair value of its debt by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by its lenders (Level 3).

(c) Included in the debt maturing in 2014 are the Company's convertible notes issued during 2010, which mature in 2029. They are included in 2014 because that is the earliest date these notes can be redeemed or the note holders can require the Company to repurchase their notes. The total for convertible notes above reflects the total principal amount outstanding, in the amount of $29,215. The consolidated balance sheets at December 31, 2012 reflect the value of the notes including the remaining unamortized discount of $888.

(d) The Company has guaranteed approximately $7,400 of this mortgage and would be required to make a payment on this guarantee upon the default of any of the provision in the loan document, unless the default is otherwise waived.

(e) Included in the debt maturing during 2016 is the Company's unsecured line of credit facility, totaling $80,000. The Company pays interest only during the term of this facility at a variable rate equal to a spread over LIBOR, in effect at the time of the borrowing, which fluctuates with the Company's leverage ratio. As of December 31, 2012, the weighted average interest rate on outstanding draws on the line of credit facility was 2.20%. This credit facility requires compliance with certain covenants, such as debt service ratios, minimum net worth requirements, distribution limitations and investment restrictions. As of December 31, 2012, the Company was in compliance with these financial covenants.

(f) Included in the debt maturing during 2017 is the Company's $175,000 term loan which matures in August 2017. The Company pays interest only during the term of this loan at a variable rate equal to a spread over LIBOR, in effect at the time of the borrowing, which fluctuates with the Company's leverage ratio. As of December 31, 2012, the weighted average interest rate on the term loan was 2.20%. This term loan requires compliance with certain covenants, such as debt service ratios, minimum net worth requirements, distribution limitations and investment restrictions. As of December 31, 2012, the Company was in compliance with these financial covenants.

(g) Included in the thereafter column is the Company's $50,000 term loan which matures in November 2018. The Company pays interest only during the term of this loan at a variable rate, with an interest rate floor of 3.50%. As of December 31, 2012, the interest rate on this term loan was 3.50%. This term loan requires compliance with certain covenants, such as debt service ratios, minimum net worth requirements, distribution limitations and investment restrictions. As of December 31, 2012, the Company was in compliance with these financial covenants.

***Mortgages Payable***

The Company's mortgages payable are secured by certain of the Company's investment properties. Mortgage loans outstanding as of December 31, 2012 were $412,361 and had a weighted average interest rate of 4.86%. Of this amount, $356,361 had fixed rates ranging from 4.15% to 6.50% and a weighted average fixed rate of 5.27% as of December 31, 2012. The remaining $56,000 of mortgage debt represented variable rate loans with a weighted average interest rate of 2.20% as of December 31, 2012. As of December 31, 2012, scheduled maturities for the Company's outstanding mortgage indebtedness had various due dates through January 2023. The majority of the Company's mortgage loans require monthly payments of interest only, although some loans require principal and interest payments, as well as reserves for taxes, insurance and certain other costs.

In June 2012, the Company ceased paying the monthly debt service on the mortgage loans encumbering Algonquin Commons. The Company had hoped to reach an agreement with the special servicer that would revise the loan structure to make continued ownership of the property economically feasible. In January 2013, the Company received notice that a complaint had been filed by the lender to Algonquin Commons, alleging events of default under the loan documents and seeking to foreclose on the property. Reference is made to the Company's full disclosure of this matter in Item 3, "Legal Proceedings" which is incorporated into this Note 13 to the consolidated financial statements.

***Derivative Instruments and Hedging Activities***

*Risk Management Objective of Using Derivatives*

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources, and duration of its debt funding and, to a limited extent, the use of derivative instruments.

Specifically, the Company has entered into derivative instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative instruments, described below, are used to manage differences in the amount, timing, and duration of the Company's known or expected cash payments principally related to certain of the Company's borrowings.

*Cash Flow Hedges of Interest Rate Risk*

The Company's objective in using interest rate derivatives is to manage exposure to interest rate movements and add stability to interest expense. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The Company currently has two interest rate swaps outstanding that are used to hedge the variable cash flows associated with its variable-rate debt. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in comprehensive income (expense) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives, if any, is recognized directly in earnings. The Company has two interest rate swap contracts outstanding as of December 31, 2012, which are requirements under the Company's secured mortgages. Both hedging relationships are considered to be perfectly effective as of December 31, 2012.

Amounts reported in comprehensive income (expense) related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The Company estimates that an additional $2,227 will be reclassified from comprehensive income (expense) as an increase to interest expense over the next twelve months.

In December 2010, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $60,000 and a maturity date of December 21, 2020 associated with the debt secured by first mortgages on a pool of eight investment properties. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 3.627% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 6.027% per annum. In December 2012, the Company's joint venture with IPCC entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,545 and a maturity date of December 21, 2022 associated with the debt secured by a first mortgage on the Dick's Sporting Goods property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.885% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.385% per annum.

As of December 31, 2012 and 2011, the Company had the following outstanding interest rate derivatives that are designated as a cash flow hedge of interest rate risk:

| **Interest Rate Derivative** | **Notional** | |
|---|---|---|
| | December 31, 2012 | December 31, 2011 |
| Interest Rate Swaps | $69,545 | $60,000 |

The table below presents the fair value of the Company's derivative financial instrument as well as its classification on the consolidated balance sheets as of December 31, 2012 and 2011.

| | Liability Derivatives As of December 31, 2012 | | Liability Derivatives As of December 31, 2011 | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as cash flow hedges:** | | | | |
| Interest rate swaps | Other liabilities | $ 10,031 | Other liabilities | $ 8,396 |

The table below presents the effect of the Company's derivative financial instruments on comprehensive income for the years ended December 31, 2012, 2011 and 2010.

| | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Amount of loss recognized in comprehensive income on derivative, net | $ (3,706) | (8,369) | (2,093) |
| Amount of loss reclassified from accumulated comprehensive income into interest expense | 2,071 | 2,065 | 62 |
| Unrealized loss on derivatives | $ (1,635) | (6,304) | (2,031) |

*Credit-risk-related Contingent Features*

Derivative financial investments expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company believes it minimizes the credit risk by transacting with major creditworthy financial institutions.

The Company has agreements with its derivative counterparties that contain a provision which provides that if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2012, the fair value of derivatives in a liability position related to these agreements was $10,031. If the Company breached any of the contractual provisions of the derivative contracts, it would be required to settle its obligations under the agreements at their termination value of $10,919.

***Unsecured Credit Facilities***

In 2011, the Company entered into amendments to its existing unsecured line of credit facility and term loan, together, the "Credit Agreements." Under the term loan agreement, the Company borrowed, on an unsecured basis, $150,000. The aggregate commitment of the Company's line of credit facility is $250,000, which includes a $100,000 accordion feature. The access to the accordion feature is at the discretion of the current lending group. If approved, the terms for the funds borrowed under the accordion feature would be current market terms and not the terms of the existing line of credit facility. The lending group is not obligated to approve access to the additional funds.

Obligations under the Credit Agreements were scheduled to mature on June 21, 2014. Borrowings under the Credit Agreements bore interest at a base rate applicable to any particular borrowing (e.g., LIBOR) plus a graduated spread that varies with the Company's leverage ratio.

On August 21, 2012, the Company entered into amendments to the Credit Agreements to, among other things, (1) extend the maturity date of the line of credit facility to August 20, 2016 and of the term loan to August 20, 2017; (2) increase the amount borrowed under the term loan to $175,000 and increase the aggregate commitment of the Company's line of credit facility to $275,000, which includes the $100,000 accordion feature; and (3) reduce the graduated spread that varies with the Company's leverage ratio. In conjunction with these amendments, the Company paid approximately $2,280 in fees and costs.

The Company pays interest only, on a monthly basis during the term of the Credit Agreements, with all outstanding principal and unpaid interest due upon termination of the Credit Agreements. The Company is also required to pay, on a quarterly basis, an amount less than 1% per annum on the average daily funds remaining under this line. As of December 31, 2012 and 2011, the outstanding balance on the line of credit facility was $80,000 for each period. As of December 31, 2012, the Company had

up to $95,000 available under its line of credit facility, not including the accordion feature. Availability under the line of credit facility may be limited due to covenant compliance requirements in the Credit Agreements.

On November 15, 2011, the Company entered into an unsecured loan agreement with Wells Fargo Bank, National Association as lender pursuant to which the company received $50,000 of loan proceeds. The loan matures on November 15, 2018. The Company pays interest only, on a monthly basis, with all outstanding principal and unpaid interest due upon the maturity date. The loan will accrue interest at an effective rate calculated in accordance with the loan documents, provided, however, that in no event will the interest rate on the outstanding principal balance be less than 3.5% per annum. The Company may not prepay the loan in whole or in part prior to November 15, 2014. On or after that date, the Company may prepay the loan in its entirety or in part, together with all interest accrued and may incur a prepayment penalty in conjunction with such prepayment.

***Convertible Notes***

In August 2010, the Company issued $29,215 in face value of 5.0% convertible senior notes due 2029 (the "Notes"), all of which remained outstanding at December 31, 2012.

Interest on the notes is payable semi-annually. The Notes mature on November 15, 2029 unless repurchased, redeemed or converted in accordance with their terms prior to that date. The earliest date holders of the Notes may require the Company to repurchase their Notes in whole or in part is November 15, 2014. Prior to November 21, 2014, the Company may not redeem the Notes prior to the date on which they mature except to the extent necessary to preserve its status as a REIT. However, on or after November 21, 2014, the Company may redeem the Notes, in whole or in part, subject to the redemption terms in the Note. Following the occurrence of certain change in control transactions, the Company may be required to repurchase the Notes in whole or in part for cash at 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest.

Holders of the Notes may convert their Notes into cash or a combination of cash and common stock, at the Company's option, at any time on or after October 15, 2029, but prior to the close of business on the second business day immediately preceding November 15, 2029, and also following the occurrence of certain events. Subject to certain exceptions, upon a conversion of Notes the Company will deliver cash and shares of its common stock, if any, based on a daily conversion value calculated on a proportionate basis for each trading day of the relevant 30 day trading period. The conversion rate as of December 31, 2012, for each $1 principal amount of Notes was 102.8807 shares of the Company's common stock, subject to adjustment under certain circumstances. This is equivalent to a conversion price of approximately $9.72 per share of common stock.

At December 31, 2012 and 2011, the Company has recorded $183, in each period, of accrued interest related to the convertible notes. This amount is included in accounts payable and accrued expenses on the Company's consolidated balance sheets.

The Company accounts for its convertible notes by separately accounting for the debt and equity components of the notes. The value assigned to the debt component is the estimated fair value of a similar bond without the conversion feature, which results in the debt being recorded at a discount. The debt is subsequently accreted to its par value over the conversion period with a rate of interest being reflected in earnings that reflects the market rate at issuance. The Company initially recorded $9,412 to additional paid in capital on the accompanying consolidated balance sheets, to reflect the equity portion of the convertible notes. The debt component is recorded at its fair value, which reflects an unamortized debt discount. The following table sets forth the net carrying values of the debt and equity components included in the consolidated balance sheets at December 31, 2012 and 2011.

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Equity Component (a) | $ 9,353 | 9,321 |
| | | |
| Debt Component | $ 29,215 | 29,215 |
| Unamortized Discount (b) | (888) | (1,352) |
| Net Carrying Value | $ 28,327 | 27,863 |

(a) The equity component is net of unamortized equity issuance costs of $59 and $91 at December 31, 2012 and 2011, respectively.
(b) The unamortized discount will be amortized into interest expense on a monthly basis through November 2014.

Total interest expense related to the convertible notes for the years ended December 31, 2012, 2011 and 2010 was calculated as follows:

| | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Interest expense at coupon rate | $ 1,472 | 4,725 | 5,554 |
| Discount amortization | 464 | 1,288 | 1,426 |
| Total interest expense | $ 1,936 (a) | 6,013 (b) | 6,980 (b) |

(a) The effective interest rate of these convertible notes is 7.0%, which is the rate at which a similar instrument without the conversion feature could have been obtained in August 2010.

(b) Included in the years ended December 30, 2011 and 2010 are the notes previously issued in 2006 with an effective interest rate of 5.875%, the rate at which a similar instrument without the conversion feature could have been obtained in November 2006. These notes were paid in full during the year ended December 31, 2011.

## (14) Earnings per Share

Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) by the basic weighted average number of common shares outstanding for the period (the "common shares"). Diluted EPS is computed by dividing net income (loss) by the common shares plus shares issuable upon exercise of existing options or other contracts. As of December 31, 2012 and 2011, options to purchase 83 and 77 shares of common stock, respectively, at exercise prices ranging from $6.85 to $19.96 per share were outstanding. Convertible notes are included in the computation of diluted EPS using the if-converted method, to the extent the impact of conversion is dilutive. These options and convertible notes were not included in the computation of basic or diluted EPS as the effect would be immaterial or anti-dilutive.

As of December 31, 2012, 409 shares of common stock have been issued pursuant to employment agreements, employment incentives and as director compensation. Of the total shares issued, 172 have vested and 6 have been cancelled. The unvested shares are excluded from the computation of basic EPS but reflected in diluted EPS by application of the treasury stock method unless the effect would be immaterial or anti-dilutive.

The following is a reconciliation between weighted average shares used in the basic and diluted EPS calculations, excluding amounts attributable to noncontrolling interests:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Numerator:** | | | |
| Income (loss) from continuing operations | $ 14,394 | (7,490) | (1,231) |
| Income from discontinued operations | 3,298 | 436 | 2,755 |
| Net income (loss) | 17,692 | (7,054) | 1,524 |
| Less: Net (income) loss attributable to the noncontrolling interest | 67 | (130) | (306) |
| Net income (loss) attributable to Inland Real Estate Corporation | 17,759 | (7,184) | 1,218 |
| Dividends on preferred shares | (7,910) | (948) | — |
| Net income (loss) attributable to common stockholders | $ 9,849 | (8,132) | 1,218 |
| **Denominator:** | | | |
| Denominator for net income (loss) per common share — basic: | | | |
| Weighted average number of common shares outstanding | 89,006 | 88,530 | 85,951 |
| Effect of dilutive securities: | | | |
| Unvested restricted shares | 155 (a) | — (b) | — (b) |
| Denominator for net income (loss) per common share — diluted: | | | |
| Weighted average number of common and common equivalent shares outstanding | 89,161 | 88,530 | 85,951 |

(a) Unvested restricted shares of common stock have a dilutive impact, although it is not material to the periods presented.

(b) Weighted average unvested restricted shares of common stock, the effect of which would be anti-dilutive, were 103 and 85 as of December 31, 2011 and 2010, respectively. These shares were not included in the computation of diluted EPS because a loss from continuing operations was reported.

In November 2009, the Company entered into a three-year Sales Agency Agreement with BMO Capital Markets Corp. ("BMO") to offer and sell shares of its common stock having an aggregate offering amount of up to $100,000 from time to time through BMO, acting as sales agent. Offers and sales of shares of its common stock, if any, may be made in privately negotiated transactions (if the Company and BMO have so agreed in writing) or by any other method deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act, including sales made directly on the New York Stock Exchange or to or through a market maker. The Company has referred to this arrangement with BMO in this report on Form 10-K as its ATM issuance program. As of the November 9, 2012 expiration date, the Company had issued an aggregate of approximately 3,816 shares of its common stock through the ATM issuance program, since inception. The Company received net proceeds of approximately $31,691 from the issuance of these shares, which reflects approximately $32,504 in gross proceeds, offset by approximately $813 in commissions and fees. The Company used the proceeds from shares issue through the program for general corporate purposes, which included repayment of mortgage indebtedness secured by its properties, acquiring real property through wholly-owned subsidiaries or through the Company's investment in one or more joint venture entities and repaying amounts outstanding on the unsecured line of credit facility, among other things.

On November 16, 2012, the Company entered into a new three-year Sales Agency Agreement with BMO Capital Markets Corp., Jefferies & Company, Inc. and KeyBanc Capital Markets, Inc. (together the "Agents"). The Sales Agency Agreement provides that the Company may offer and sell shares of its common stock having an aggregate offering price of up to $150,000 from time to time through the Agents. As of December 31, 2012, no shares had been issued under this program. Subsequent to December 31, 2012, the Company issued approximately 548 shares of its common stock through the new ATM program. The Company received net proceeds of approximately $4,960 from the issuance of these shares, comprised of approximately $5,035 in gross proceeds, offset by approximately $76 in commissions and fees. The Company intends to use the proceeds according to the Sales Agency Agreement.

In October 2011, the Company issued 2,000 shares of 8.125% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") at a public offering price of $25.00 per share, for net proceeds of approximately $48,400, after deducting the underwriting discount but before expenses. The proceeds were initially used to pay down debt to capture interest expense savings. The proceeds were then used to acquire investment properties.

In February 2012, the Company issued 2,400 shares of Series A Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59,000, after deducting the underwriting discount, but before expenses. The Company used the net proceeds of the offering to purchase additional investment properties. As of December 31, 2012, the Company had no cumulative preferred stock dividends in arrears.

The Series A Preferred Stock rank senior to the common shares of beneficial interest with respect to payment of distributions; the Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common stock unless it has also paid (or set aside for payment) the full cumulative distributions on the Series A Preferred Stock for the current and all past dividend periods. The outstanding Series A Preferred Stock does not have any maturity date, and is not subject to mandatory redemption. The difference between the carrying value and the redemption amount of the Series A Preferred Stock is the offering costs. In addition, the Company is not required to set aside funds to redeem the Series A Preferred Stock. The Company may not optionally redeem the Series A Preferred Stock prior to October 6, 2016, except in limited circumstances relating to the Company's continuing qualifications as a REIT or as discussed below. After that date, the Company may, at its option, redeem the Series A Preferred Stock, in whole or from time to time in part, by payment of $25.00 per share, plus any accumulated, accrued and unpaid distributions to and including the date of redemption. In addition, upon the occurrence of a change of control (as defined in the Company's charter), the result of which the Company's common stock and the common securities of the acquiring or surviving entity are not listed on the New York Stock Exchange, the NYSE Amex Equities or the NASDAQ Stock Market, or any successor exchanges, the Company may, at its option, redeem the Series A Preferred Stock in whole or in part within 120 days after the change of control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption. If the Company does not exercise its right to redeem the Series A Preferred Stock upon a change of control, the holders of the Series A Preferred Stock have the right to convert some or all of their shares into a number of the Company's shares of common stock based on a defined formula subject to a cap of 27,600 shares of common stock.

## (15) Deferred Stock Compensation

The Company has issued restricted common stock to certain officers of the Company pursuant to employment agreements entered into with these officers, employment incentives and as an additional form of compensation to the Company's board of directors.

The share price of the issued shares is determined by averaging the high and low selling price on the date of issue, as reported by the New York Stock Exchange. Each officer vests an equal portion of shares over a five-year vesting period, beginning one year from the date of issuance of the award. Each director vests an equal portion of shares over a three-year vesting period, beginning one year from the date of issuance of the award. The officers/directors may receive additional restricted shares of the Company's common stock, which are also subject to the applicable vesting period. The number of these shares is to be determined based upon the future performance of the Company. Salary expense of $643, $397 and $353 were recorded in connection with the vesting of these shares, for the years ended December 31, 2012, 2011 and 2010, respectively.

A summary of restricted stock grant activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

| | Unvested Restricted Shares | Weighted Average share price on the date of issuance |
|---|---|---|
| Outstanding at January 1, 2010 | 80 | |
| Shares granted | 32 | $ 8.41 |
| Shares vested | (23) | |
| Shares forfeited | — | |
| Outstanding at December 31, 2010 | 89 | |
| Shares granted | 51 | $ 8.76 |
| Shares vested | (24) | |
| Shares forfeited | (1) | |
| Outstanding at December 31, 2011 | 115 | |
| Shares granted | 148 | $ 8.24 |
| Shares vested | (32) | |
| Shares forfeited | — | |
| Outstanding at December 31, 2012 | 231 | |

As of December 31, 2012, the Company had approximately $1,241 in deferred stock compensation related to unvested shares, which it expects to recognize as the shares vest over the next five years.

## (16) Segment Reporting

Guidance regarding the disclosures about segments of an enterprise and related information requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. The Company owns and acquires well located open air retail centers. The Company currently owns investment properties located in the States of Florida, Idaho, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Michigan, Minnesota, Missouri, Nebraska, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia and Wisconsin. These properties are typically anchored by grocery and drug stores, complemented with additional stores providing a wide range of other goods and services.

The Company assesses and measures operating results on an individual property basis for each of its investment properties based on property net operating income. Management internally evaluates the operating performance of the properties as a whole and does not differentiate properties by geography, size or type. The Company aggregates its properties into one reportable segment since all properties are open air retail centers. Accordingly, the Company has concluded that is has a single reportable segment.

## (17) Commitments and Contingencies

The Company is subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the financial statements of the Company.

## (18) Subsequent Events

On January 15, 2013, the Company paid a cash distribution of $0.169271 per share on the outstanding shares of its Series A Preferred Stock to stockholders of record at the close of business on January 2, 2013.

On January 15, 2013, the Company announced that it had declared a cash distribution of $0.169271 per share on the outstanding shares of its Series A Preferred Stock. This distribution was payable on February 15, 2013 to the stockholders of record at the close of business on February 1, 2013.

On January 17, 2013, the Company paid a cash distribution of $0.0475 per share on the outstanding shares of its common stock to stockholders of record at the close of business on December 31, 2012.

On January 17, 2013, the Company announced that it had declared a cash distribution of $0.0475 per share on the outstanding shares of its common stock. This distribution was payable on February 19, 2013 to the stockholders of record at the close of business on January 31, 2013.

On January 24, 2013, the Company's joint venture with IPCC purchased two single tenant investment properties from an unaffiliated third party for approximately $2,151. The properties are located in Abilene, Texas and Colorado City, Texas, and contain a total of 17,500 square feet of leasable area and are each 100% leased by Family Dollar.

On February 12, 2013, the Company's joint venture with IPCC purchased two single tenant investment properties from an unaffiliated third party for approximately $46,300. The properties are located in Palatine, Illinois and Vernon Hills, Illinois and contain a total of 142,572 square feet of leasable area and are each 100% leased by Mariano's, a division of Roundy's.

On February 15, 2013, the Company paid a cash distribution of $0.169271 per share on the outstanding shares of its Series A Preferred Stock to stockholders of record at the close of business on February 1, 2013.

On February 15, 2013, the Company announced that it had declared a cash distribution of $0.169271 per share on the outstanding shares of its Series A Preferred Stock. This distribution is payable on March 15, 2013 to the stockholders of record at the close of business on March 1, 2013.

On February 19, 2013, the Company paid a cash distribution of $0.0475 per share on the outstanding shares of its common stock to stockholders of record at the close of business on January 31, 2013.

On February 19, 2013, the Company announced that it had declared a cash distribution of $0.0475 per share on the outstanding shares of its common stock. This distribution is payable on March 18, 2013 to the stockholders of record at the close of business on February 28, 2013.

On February 20, 2013, the Company sold Quarry Outlot, located in Hodgkins, Illinois to an unaffiliated third party for $3,300, a price above its current carrying value.

## (19) Quarterly Operating Results (unaudited)

The following represents results of operations for the quarters during the years 2012 and 2011

| | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 |
|---|---|---|---|---|
| Total revenue | $ 38,781 | 40,890 | 40,396 | 39,777 |
| Income (loss) from continuing operations | 7,541 | 1,328 | 7,039 | (1,514) |
| Net income (loss) attributable to common stockholders | 8,188 | (498) | 4,923 | (2,764) |
| Income (loss) from continuing operations per common share, basic and diluted | 0.05 | (0.01) | 0.06 | (0.03) |
| Net income (loss) per common share, basic and diluted | 0.09 | (0.01) | 0.06 | (0.03) |

| | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 |
|---|---|---|---|---|
| Total revenue | $ 35,078 | 41,742 | 41,879 | 45,142 |
| Income (loss) from continuing operations | 3,087 | 1,671 | (10,568) | (1,680) |
| Net income (loss) attributable to common stockholders | 904 | 2,653 | (10,318) | (1,371) |
| Income (loss) from continuing operations per common share, basic and diluted | 0.03 | 0.02 | (0.12) | (0.02) |
| Net income (loss) per common share, basic and diluted | 0.02 | 0.03 | (0.12) | (0.02) |

## INLAND REAL ESTATE CORPORATION
## Schedule III
## Real Estate and Accumulated Depreciation
## December 31, 2012

| | | Initial Cost (A) | | | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Encumbrance (C) | Land | Buildings and improvements | Adjustments to Basis (D) | Land and improvements (C) | Buildings and improvements (C) | Total (E) | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
| **Single-user** | | | | | | | | | | |
| Bally's Total Fitness St. Paul, MN | $ — | 1,298 | 4,612 | 125 | 1,298 | 4,737 | 6,035 | 2,447 | 1998 | 09/99 |
| Carmax Schaumburg, IL | — | 7,142 | 13,460 | 1 | 7,142 | 13,461 | 20,603 | 6,319 | 1998 | 12/98 |
| Carmax Tinley Park, IL | 9,830 | 6,789 | 12,112 | 5 | 6,789 | 12,117 | 18,906 | 5,688 | 1998 | 12/98 |
| Cub Foods Buffalo Grove, IL | 3,861 | 1,426 | 5,925 | 4 | 1,426 | 5,929 | 7,355 | 2,995 | 1999 | 06/99 |
| Cub Foods Hutchinson, MN | — | 875 | 4,589 | (68) | 875 | 4,521 | 5,396 | 1,676 | 1999 | 01/03 |
| Disney Celebration, FL | — | 2,175 | 25,354 | 13 | 2,175 | 25,367 | 27,542 | 8,758 | 1995 | 07/02 |
| Dominick's Countryside, IL | 1,493 | 1,375 | 925 | (167) | 1,375 | 758 | 2,133 | 381 | 1975 | 12/97 |
| Dominick's Schaumburg, IL | 6,749 | 2,294 | 8,393 | 2 | 2,294 | 8,395 | 10,689 | 4,361 | 1996 | 05/97 |
| Food 4 Less Hammond, IN | 2,665 | 825 | 8,026 | — | 825 | 8,026 | 8,851 | 3,950 | 1999 | 05/99 |
| Glendale Heights Retail Glendale Heights, IL | — | 1,265 | 6,943 | (481) | 1,265 | 6,462 | 7,727 | 3,285 | 1997 | 09/97 |
| PetSmart Gurnee, IL | 2,140 | 915 | 2,389 | — | 915 | 2,389 | 3,304 | 929 | 1997 | 04/01 |
| Pick 'N Save Waupaca, WI | 4,199 | 1,196 | 6,942 | (922) | 1,196 | 6,020 | 7,216 | 1,418 | 2002 | 03/06 |
| Rite-Aid Chattanooga, TN | — | 1,023 | 1,365 | (19) | 1,023 | 1,346 | 2,369 | 542 | 1999 | 05/02 |
| Roundy's Menomonee Falls, WI | 10,300 | 4,875 | 15,848 | (2,408) | 4,875 | 13,440 | 18,315 | 975 | 2010 | 11/10 |
| Staples Freeport, IL | — | 725 | 1,970 | — | 725 | 1,970 | 2,695 | 1,083 | 1998 | 12/98 |
| Verizon Joliet, IL | — | 170 | 883 | 48 | 170 | 931 | 1,101 | 464 | 1995 | 05/97 |

# INLAND REAL ESTATE CORPORATION
## Schedule III (continued)
## Real Estate and Accumulated Depreciation
## December 31, 2012

| | Encumbrance (C) | Initial Cost (A) | | Adjustments to Basis (D) | Gross amount at which carried at end of period (B) | | | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings and improvements | | Land and improvements (C) | Buildings and improvements (C) | Total (E) | | | |
| **Single-user (IPCC Joint Venture** | | | | | | | | | | |
| BJ's Wholesale Club Gainesville, VA | $ 8,800 | 4,800 | 11,200 | (2,519) | 4,800 | 8,681 | 13,481 | 26 | 2012 | 11/12 |
| Dick's Sporting Goods Cranberry Township, PA | 9,545 | 3,247 | 15,853 | (2,797) | 3,247 | 13,056 | 16,303 | — | 2012 | 12/12 |
| Dollar General Baldwin, WI | — | 235 | 904 | (50) | 235 | 854 | 1,089 | — | 2011 | 12/12 |
| Dollar General Mercer, WI | — | 130 | 800 | (38) | 130 | 762 | 892 | — | 2012 | 12/12 |
| Dollar General Nekoosa, WI | — | 63 | 978 | (56) | 63 | 922 | 985 | — | 2012 | 12/12 |
| Dollar General Oxford, WI | — | 133 | 940 | (35) | 133 | 905 | 1,038 | — | 2012 | 12/12 |
| Dollar General Spooner, WI | — | 225 | 958 | (60) | 225 | 898 | 1,123 | — | 2012 | 12/12 |
| Dollar General Wittenberg, WI | — | 100 | 872 | (34) | 100 | 838 | 938 | — | 2012 | 12/12 |
| Family Dollar Cisco, TX | — | 59 | 880 | (25) | 59 | 855 | 914 | 5 | 2012 | 10/12 |
| Family Dollar Lorain, OH | — | 269 | 977 | (64) | 269 | 913 | 1,182 | 6 | 2012 | 10/12 |
| Walgreens Benton Harbor, MI | 3,687 | 2,066 | 2,853 | (151) | 2,066 | 2,702 | 4,768 | — | 2007 | 12/12 |
| Walgreens El Paso, TX | 3,150 | 1,250 | 2,950 | (228) | 1,250 | 2,722 | 3,972 | — | 1999 | 12/12 |
| Walgreens Milwaukee, WI | 2,269 | 384 | 2,641 | (486) | 384 | 2,155 | 2,539 | 47 | 1999 | 06/12 |
| Walgreens New Bedford, MA | 1,988 | 1,648 | 1,002 | (386) | 1,648 | 616 | 2,264 | 7 | 1994 | 09/12 |
| Walgreens Villa Park, IL | 3,647 | 969 | 3,894 | (384) | 969 | 3,510 | 4,479 | 54 | 1997 | 08/12 |

**INLAND REAL ESTATE CORPORATION**
**Schedule III (continued)**
**Real Estate and Accumulated Depreciation**
**December 31, 2012**

| | | Initial Cost (A) | | | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | Encumbrance (C) | Land | Buildings and improvements | Adjustments to Basis (D) | Land and improvements (C) | Buildings and improvements (C) | Total (E) | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
| 22nd Street Plaza Outlot<br>Oakbrook Terrace, IL | $ — | 750 | 1,230 | 563 | 750 | 1,793 | 2,543 | 908 | 1985 | 11/97 |
| Aurora Commons<br>Aurora, IL | 6,443 | 3,220 | 8,284 | 75 | 3,220 | 8,359 | 11,579 | 4,272 | 1988 | 01/97 |
| Berwyn Plaza<br>Berwyn, IL | — | 769 | 1,078 | 291 | 769 | 1,369 | 2,138 | 586 | 1983 | 05/98 |
| Big Lake Town Square<br>Big Lake, MN | 6,250 | 1,978 | 8,028 | (248) | 2,136 | 7,622 | 9,758 | 1,942 | 2005 | 01/06 |
| Brunswick Market Center<br>Brunswick, OH | — | 1,516 | 11,193 | 3,827 | 1,552 | 14,984 | 16,536 | 5,101 | 97/98 | 12/02 |
| Cliff Lake Centre<br>Eagan, MN | 4,439 | 2,517 | 3,057 | 802 | 2,517 | 3,859 | 6,376 | 2,253 | 1988 | 09/99 |
| Downers Grove Market<br>Downers Grove, IL | — | 6,224 | 11,617 | 672 | 6,224 | 12,289 | 18,513 | 6,638 | 1998 | 03/98 |
| Dunkirk Square<br>Maple Grove, MN | 4,050 | 2,173 | 5,758 | 1,168 | 2,085 | 7,014 | 9,099 | 3,599 | 1998 | 09/99 |
| Eastgate Center<br>Lombard, IL | — | 4,252 | 2,570 | 2,567 | 4,252 | 5,137 | 9,389 | 2,928 | 1959 | 07/98 |
| Edinburgh Festival<br>Brooklyn Park, MN | 4,063 | 2,214 | 6,366 | 750 | 2,225 | 7,105 | 9,330 | 3,425 | 1997 | 10/98 |
| Elmhurst City Centre<br>Elmhurst, IL | — | 2,050 | 2,739 | 367 | 2,050 | 3,106 | 5,156 | 1,611 | 1994 | 02/98 |
| Gateway Square<br>Hinsdale, IL | — | 3,046 | 3,899 | 1,272 | 3,046 | 5,171 | 8,217 | 2,454 | 1985 | 03/99 |
| Golf Road Plaza<br>Niles, IL | — | 850 | 2,408 | 670 | 850 | 3,078 | 3,928 | 1,495 | 1982 | 04/97 |
| Grand Hunt Center Outlot<br>Gurnee, IL | 1,484 | 970 | 2,623 | 92 | 970 | 2,715 | 3,685 | 1,458 | 1996 | 12/96 |
| Hammond Mills<br>Hammond, IN | — | 405 | 946 | 424 | 405 | 1,370 | 1,775 | 494 | 1998 | 12/98 |

**INLAND REAL ESTATE CORPORATION**
**Schedule III (continued)**
**Real Estate and Accumulated Depreciation**
**December 31, 2012**

| | | Initial Cost (A) | | | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | **Encumbrance (C)** | **Land** | **Buildings and improvements** | **Adjustments to Basis (D)** | **Land and improvements (C)** | **Buildings and improvements (C)** | **Total (E)** | **Accumulated Depreciation (C)(F)** | **Date Constructed** | **Date Acq** |
| Hawthorn Village Commons<br>Vernon Hills, IL | $ 6,443 | 2,619 | 5,888 | 1,790 | 2,635 | 7,662 | 10,297 | 3,673 | 1979 | 08/96 |
| Hickory Creek Market Place<br>Frankfort, IL | — | 1,797 | 7,253 | 323 | 1,797 | 7,576 | 9,373 | 3,729 | 1999 | 08/99 |
| Iroquois Center<br>Naperville, IL | 8,750 | 3,668 | 8,274 | 1,540 | 3,668 | 9,814 | 13,482 | 4,820 | 1983 | 12/97 |
| Medina Marketplace<br>Medina, OH | — | 2,769 | 6,846 | 2,154 | 2,769 | 9,000 | 11,769 | 2,954 | 56/99 | 12/02 |
| Mundelein Plaza<br>Mundelein, IL | — | 596 | 3,966 | (2,507) | 596 | 1,459 | 2,055 | 802 | 1990 | 03/96 |
| Nantucket Square<br>Schaumburg, IL | — | 1,908 | 2,376 | 1,238 | 1,908 | 3,614 | 5,522 | 1,581 | 1980 | 09/95 |
| Oak Forest Commons<br>Oak Forest, IL | — | 2,796 | 9,030 | 704 | 2,796 | 9,734 | 12,530 | 5,087 | 1998 | 03/98 |
| Oak Forest Commons III<br>Oak Forest, IL | — | 205 | 907 | 19 | 205 | 926 | 1,131 | 468 | 1999 | 06/99 |
| Oak Lawn Town Center<br>Oak Lawn, IL | — | 1,384 | 1,034 | 399 | 1,384 | 1,433 | 2,817 | 526 | 1999 | 06/99 |
| Orland Greens<br>Orland Park, IL | — | 1,246 | 3,876 | 602 | 1,220 | 4,504 | 5,724 | 2,327 | 1984 | 09/98 |
| Park Square<br>Brooklyn Park, MN | 10,000 | 4,483 | 5,159 | 6,542 | 4,483 | 11,701 | 16,184 | 3,989 | 86/88 | 08/02 |
| Park St. Claire<br>Schaumburg, IL | — | 320 | 987 | 219 | 320 | 1,206 | 1,526 | 570 | 1994 | 12/96 |
| Plymouth Collection<br>Plymouth, MN | — | 1,459 | 5,175 | 788 | 1,459 | 5,963 | 7,422 | 2,986 | 1999 | 01/99 |
| Quarry Outlot<br>Hodgkins, IL | — | 522 | 1,278 | 67 | 522 | 1,345 | 1,867 | 709 | 1996 | 12/96 |

## INLAND REAL ESTATE CORPORATION
## Schedule III (continued)
## Real Estate and Accumulated Depreciation
## December 31, 2012

| | Encumbrance (C) | Initial Cost (A) Land | Initial Cost (A) Buildings and improvements | Adjustments to Basis (D) | Gross amount at which carried at end of period (B) Land and improvements (C) | Gross amount at which carried at end of period (B) Buildings and improvements (C) | Total (E) | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
|---|---|---|---|---|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | | | | | | |
| River Square<br>Naperville, IL | $ — | 2,853 | 3,125 | 1,284 | 2,853 | 4,409 | 7,262 | 2,050 | 1988 | 06/97 |
| Rose Plaza<br>Elmwood Park, IL | — | 1,530 | 1,853 | 951 | 1,530 | 2,804 | 4,334 | 1,617 | 1997 | 11/98 |
| Schaumburg Plaza<br>Schaumburg, IL | — | 2,446 | 4,566 | 2,161 | 2,470 | 6,703 | 9,173 | 2,641 | 1994 | 06/98 |
| Shingle Creek Center<br>Brooklyn Center, MN | 1,485 | 1,228 | 2,262 | 639 | 1,228 | 2,901 | 4,129 | 1,602 | 1986 | 09/99 |
| Six Corners Plaza<br>Chicago, IL | — | 1,440 | 4,533 | 2,880 | 1,440 | 7,413 | 8,853 | 3,153 | 1966 | 10/96 |
| St. James Crossing<br>Westmont, IL | — | 2,611 | 4,887 | 748 | 2,611 | 5,635 | 8,246 | 2,778 | 1990 | 03/98 |
| The Shops at Cooper's Grove<br>Country Club Hills, IL | — | 1,401 | 4,418 | 435 | 1,398 | 4,856 | 6,254 | 2,255 | 1991 | 01/98 |
| Townes Crossing<br>Oswego, IL | 6,289 | 3,059 | 7,904 | 2,109 | 2,872 | 10,200 | 13,072 | 3,753 | 1988 | 08/02 |
| Wauconda Crossings<br>Wauconda, IL | — | 3,587 | 10,364 | (1,515) | 3,587 | 8,849 | 12,436 | 2,058 | 1997 | 08/06 |
| Wauconda Shopping Center<br>Wauconda, IL | — | 455 | 2,068 | 1,611 | 455 | 3,679 | 4,134 | 1,684 | 1988 | 05/98 |
| Westriver Crossings<br>Joliet, IL | — | 2,317 | 3,320 | 345 | 2,317 | 3,665 | 5,982 | 1,702 | 1999 | 08/99 |
| Winnetka Commons<br>New Hope, MN | — | 1,597 | 2,859 | 307 | 1,597 | 3,166 | 4,763 | 1,731 | 1990 | 07/98 |
| Woodland Heights<br>Streamwood, IL | 4,175 | 2,976 | 6,652 | 1,078 | 2,976 | 7,730 | 10,706 | 3,800 | 1956 | 06/98 |

**INLAND REAL ESTATE CORPORATION**
**Schedule III (continued)**
**Real Estate and Accumulated Depreciation**
**December 31, 2012**

| | | Initial Cost (A) | | | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Community Centers | Encumbrance (C) | Land | Buildings and improvements | Adjustments to Basis (D) | Land and improvements (C) | Buildings and improvements (C) | Total (E) | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
| Apache Shoppes<br>Rochester, MN | $ — | 1,791 | 9,518 | 1,793 | 1,947 | 11,155 | 13,102 | 2,142 | 2005 | 12/06 |
| Bergen Plaza<br>Oakdale, MN | — | 5,347 | 11,700 | 3,156 | 5,347 | 14,856 | 20,203 | 7,001 | 1978 | 04/98 |
| Bohl Farm Marketplace<br>Crystal Lake, IL | 5,680 | 5,800 | 9,889 | 2,117 | 5,800 | 12,006 | 17,806 | 4,692 | 2000 | 12/00 |
| Burnsville Crossing<br>Burnsville, MN | 4,675 | 2,061 | 4,667 | 3,940 | 2,061 | 8,607 | 10,668 | 3,693 | 1989 | 09/99 |
| Chestnut Court<br>Darien, IL | — | 5,720 | 10,275 | 5,742 | 5,720 | 16,017 | 21,737 | 6,536 | 1987 | 03/98 |
| Lake Park<br>Michigan City, IN | — | 3,253 | 7,318 | (216) | 2,627 | 7,728 | 10,355 | 3,711 | 1990 | 02/98 |
| Mosaic Crossing f/k/a Oliver Square<br>West Chicago, IL | — | 1,980 | 4,325 | 78 | 1,980 | 4,403 | 6,383 | 2,210 | 1990 | 01/98 |
| Orchard Crossing<br>Ft. Wayne, IN | 14,800 | 6,026 | 12,474 | 1,711 | 7,326 | 12,885 | 20,211 | 847 | 2008 | 04/07 |
| Park Center<br>Tinley Park, IL | — | 5,363 | 8,523 | (2,732) | 4,196 | 6,958 | 11,154 | 2,962 | 1988 | 12/98 |
| Skokie Fashion Square<br>Skokie, IL | 6,200 | 2,394 | 6,822 | 4,355 | 2,394 | 11,177 | 13,571 | 4,190 | 1984 | 12/97 |
| Skokie Fashion Square II<br>Skokie, IL | — | 878 | 2,757 | (289) | 878 | 2,468 | 3,346 | 683 | 1984 | 11/04 |
| The Plaza<br>Brookfield, WI | — | 4,798 | 8,759 | 2,388 | 4,658 | 11,287 | 15,945 | 5,074 | 1985 | 02/99 |
| Two Rivers Plaza<br>Bolingbrook, IL | — | 1,820 | 4,990 | 885 | 1,820 | 5,875 | 7,695 | 2,942 | 1994 | 10/98 |

## INLAND REAL ESTATE CORPORATION
## Schedule III (continued)
## Real Estate and Accumulated Depreciation
## December 31, 2012

| | | Initial Cost (A) | | | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Encumbrance (C) | Land | Buildings and improvements | Adjustments to Basis (D) | Land and improvements (C) | Buildings and improvements (C) | Total (E) | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
| **Power Centers** | | | | | | | | | | |
| Baytowne Shoppes/Square Champaign, IL | $ — | 3,821 | 8,853 | 2,866 | 3,821 | 11,719 | 15,540 | 5,053 | 1993 | 02/99 |
| Bradley Commons Bourbonnais, IL | 14,330 | 2,964 | 22,855 | (3,638) | 2,964 | 19,217 | 22,181 | 819 | 2007 | 11/11 |
| Crystal Point Crystal Lake, IL | 17,363 | 7,290 | 29,463 | (3,132) | 7,290 | 26,331 | 33,621 | 7,487 | 76/98 | 07/04 |
| Deertrace Kohler Kohler, WI | 9,691 | 1,622 | 11,921 | 1,324 | 1,622 | 13,245 | 14,867 | 4,274 | 2000 | 07/02 |
| Deertrace Kohler II Kohler, WI | — | 925 | 3,683 | (259) | 925 | 3,424 | 4,349 | 1,280 | 03/04 | 08/04 |
| Joliet Commons Joliet, IL | 11,237 | 4,089 | 15,684 | 2,324 | 4,089 | 18,008 | 22,097 | 9,621 | 1995 | 10/98 |
| Joliet Commons Phase II Joliet, IL | — | 811 | 3,990 | 413 | 811 | 4,403 | 5,214 | 2,069 | 1999 | 02/00 |
| Lansing Square Lansing, IL | — | 4,075 | 12,179 | 710 | 4,049 | 12,915 | 16,964 | 6,885 | 1991 | 12/96 |
| Mankato Heights Plaza Mankato, MN | — | 2,332 | 14,082 | 1,795 | 2,332 | 15,877 | 18,209 | 6,543 | 2002 | 04/03 |
| Maple Park Place Bolingbrook, IL | — | 3,666 | 11,669 | 3,455 | 3,666 | 15,124 | 18,790 | 8,030 | 1992 | 01/97 |
| Naper West Naperville, IL | — | 6,451 | 11,584 | 4,972 | 6,451 | 16,556 | 23,007 | 6,760 | 1985 | 12/97 |
| Orland Park Place Outlots Orland Park, IL | 5,297 | 9,970 | 1,657 | (68) | 9,840 | 1,719 | 11,559 | 361 | 2007 | 08/07 |
| Orland Park Place Outlots II Orland Park, IL | — | 1,225 | 7,525 | (1,584) | 1,225 | 5,941 | 7,166 | 148 | 2007 | 04/12 |
| Park Avenue Centre Highland Park, IL | — | 3,200 | 6,607 | 9,472 | 3,200 | 16,079 | 19,279 | 5,210 | 1996 | 05/06 |
| Park Place Plaza St. Louis Park, MN | 6,500 | 4,256 | 8,575 | 1,219 | 4,256 | 9,794 | 14,050 | 4,620 | 1997 | 09/99 |

**INLAND REAL ESTATE CORPORATION**
**Schedule III (continued)**
**Real Estate and Accumulated Depreciation**
**December 31, 2012**

| | Encumbrance (C) | Initial Cost (A) | | Adjustments to Basis (D) | Gross amount at which carried at end of period (B) | | | Accumulated Depreciation (C)(F) | Date Constructed | Date Acq |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings and improvements | | Land and improvements (C) | Buildings and improvements (C) | Total (E) | | | |
| **Power Centers** | | | | | | | | | | |
| Pine Tree Plaza Janesville, WI | $ 10,825 | 2,889 | 15,653 | (57) | 2,889 | 15,596 | 18,485 | 7,605 | 1998 | 10/99 |
| Rivertree Court Vernon Hills, IL | 22,000 | 8,652 | 22,902 | 11,173 | 8,652 | 34,075 | 42,727 | 13,172 | 1988 | 07/97 |
| Rochester Marketplace Rochester, MN | — | 2,043 | 8,859 | (276) | 2,043 | 8,583 | 10,626 | 3,496 | 01/03 | 09/03 |
| Salem Square Countryside, IL | 4,897 | 1,735 | 4,449 | 4,914 | 1,735 | 9,363 | 11,098 | 3,626 | 1973 | 08/96 |
| Schaumburg Promenade Schaumburg, IL | — | 6,562 | 12,742 | 913 | 6,562 | 13,655 | 20,217 | 6,204 | 1999 | 12/99 |
| Shakopee Outlot Shakopee, MN | — | 865 | 1,939 | 384 | 865 | 2,323 | 3,188 | 449 | 2007 | 03/06 |
| Shakopee Valley Marketplace Shakopee, MN | 7,760 | 2,964 | 12,022 | (75) | 2,964 | 11,947 | 14,911 | 4,030 | 00/01 | 12/02 |
| The Shoppes at Grayhawk Omaha, NE | 16,253 | 10,581 | 16,525 | (98) | 10,754 | 16,254 | 27,008 | 4,169 | 01/02 | 02/06 |
| The Shops At Orchard Place Skokie, IL | 24,249 | 16,301 | 28,626 | (2,047) | 15,978 | 26,899 | 42,877 | 9,378 | 2000 | 12/02 |
| University Crossings Mishawaka, IN | — | 4,392 | 11,634 | (843) | 4,392 | 10,791 | 15,183 | 3,431 | 2003 | 10/03 |
| Valparaiso Walk Valparaiso, IN | — | 2,874 | 19,026 | (2,271) | 2,874 | 16,755 | 19,629 | — | 2005 | 12/12 |
| **Lifestyle Centers** | | | | | | | | | | |
| Algonquin Commons Algonquin, IL | 90,247 | 13,038 | 88,759 | (5,364) | 13,038 | 83,395 | 96,433 | 8,880 | 2004 | 02/06 |
| Total | $ 410,198 | 312,976 | 875,574 | 78,173 | 312,134 | 954,586 | 1,266,720 | 329,908 | | |

**INLAND REAL ESTATE CORPORATION**
**Schedule III (continued)**
**Real Estate and Accumulated Depreciation**
**December 31, 2012, 2011 and 2010**

Notes:

(A) The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) The aggregate cost of real estate owned at December 31, 2012 and 2011 for federal income tax purposes was approximately $1,402,206 and $1,353,496, respectively (unaudited).

(C) Not included in the encumbrance, land and improvements, building and improvements, and accumulated depreciation totals is North Aurora Towne Center I & II, which is considered a development property. As of December 31, 2012, these amounts are $2,163, $1,127, $3,208, and $89 respectively.

(D) Adjustments to basis include additions to investment properties net of payments received under master lease agreements. The Company, from time to time, receives payments under master lease agreements covering spaces vacant at the time of acquisition. The payments range from one to two years from the date of acquisition of the property or until the space is leased and the tenants begin paying rent. U.S. GAAP requires the Company to treat these payments as a reduction to the purchase price of the investment properties upon receipt of the payment, rather than as rental income. As of December 31, 2012, the Company had one investment property, BJ's Wholesale Club, located in Gainesville, VA, that was subject to a master lease agreement.

(E) Reconciliation of real estate owned:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at beginning of year | $ 1,266,474 | 1,345,502 | 1,255,216 |
| Purchases of investment properties | 152,985 | 111,863 | 69,278 |
| Additions due to change in control of investment properties | 11,000 | 17,501 | 87,744 |
| Additions to investment properties, including amounts payable | 22,787 | 42,226 | 24,008 |
| Write-off of fully amortized assets | (11,122) | (6,168) | (1,749) |
| Sale of investment properties | (23,549) | (12,835) | (22,312) |
| Contribution of investment properties to joint venture | (68,964) | (110,658) | (46,009) |
| Deconsolidation of joint venture properties | (65,882) | (119,647) | (20,499) |
| Building impairment | — | (2,841) | — |
| Construction in progress | 8,168 | 1,531 | (175) |
| Payments received under master leases | (5) | — | — |
| Balance at end of year | $ 1,291,892 | 1,266,474 | 1,345,502 |

(F) Reconciliation of accumulated depreciation:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at beginning of year | $ 323,839 | 326,546 | 308,785 |
| Depreciation expense | 42,382 | 39,648 | 36,779 |
| Write-off of fully amortized assets | (11,122) | (6,168) | (1,749) |
| Accumulated depreciation on sale of investment property | (6,852) | (3,479) | (5,178) |
| Contribution of investment properties to joint venture | (17,463) | (31,906) | (12,004) |
| Deconsolidation of joint venture properties | (787) | (802) | (87) |
| Balance at end of year | $ 329,997 | 323,839 | 326,546 |

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

We have established disclosure controls and procedures to ensure that material information relating to the Company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to the members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2012, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective as of the date of evaluation to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

**Management's Annual Report on Internal Control Over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act. Under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in Internal Control — Integrated Framework, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2012.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems have inherent limitations and may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

**Changes in Internal Control Over Financial Reporting**

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to, and will be contained in, our definitive proxy statement, which we anticipate filing no later than April 30, 2013.

### Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to, and will be contained in, our definitive proxy statement, which we anticipate filing no later than April 30, 2013.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference to, and will be contained in, our definitive proxy statement, which we anticipate filing no later than April 30, 2013.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to, and will be contained in, our definitive proxy statement, which we anticipate filing no later than April 30, 2013.

### Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to, and will be contained in, our definitive proxy statement, which we anticipate filing no later than April 30, 2013.

## Part IV

### Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements:

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Consolidated Balance Sheets December 31, 2012 and 2011

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules:

Real Estate and Accumulated Depreciation (Schedule III)

All financial statements schedules other than those filed herewith have been omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(a)(3) Exhibits:

The exhibits filed herewith are set forth on the Exhibit Index included with this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLAND REAL ESTATE CORPORATION

/s/ MARK E. ZALATORIS

By: Mark E. Zalatoris
Title: President and Chief Executive Officer
(principal executive officer)
Date: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ THOMAS D'ARCY

By: Thomas D'Arcy
Title: Chairman of the Board
Date: February 28, 2013

/s/ JOEL G. HERTER

By: Joel G. Herter
Title: Director
Date: February 28, 2013

/s/ THOMAS H. MCAULEY

By: Thomas H. McAuley
Title: Director
Date: February 28, 2013

/s/ JOEL D. SIMMONS

By: Joel D. Simmons
Title: Director
Date: February 28, 2013

/s/ BRETT A. BROWN

By: Brett A. Brown
Title: Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)
Date: February 28, 2013

/s/ DANIEL L. GOODWIN

By: Daniel L. Goodwin
Title: Director
Date: February 28, 2013

/s/ HEIDI N. LAWTON

By: Heidi N. Lawton
Title: Director
Date: February 28, 2013

/s/ THOMAS MCWILLIAMS

By: Thomas McWilliams
Title: Director
Date: February 28, 2013

/s/ MARK E. ZALATORIS

By: Mark E. Zalatoris
Title: President and Chief Executive Officer
(principal executive officer)
Date: February 28, 2013

**INLAND REAL ESTATE CORPORATION**
Annual Report on Form 10-K
for the fiscal year ended December 31, 2012

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K or incorporated by reference herein:

| Item No. | Description |
|---|---|
| 3.1 | Fourth Articles of Amendment and Restatement of the Registrant (1) |
| 3.2 | Articles Supplementary designating the Company's 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (2) |
| 3.5 | Amended and Restated Bylaws of the Registrant effective April 23, 2010 (3) |
| 4.1 | Specimen Stock Certificate (4) |
| 4.2 | Dividend Reinvestment Plan of the Registrant (5) |
| 4.3 | Indenture governing 5.0% Convertible Senior Notes due 2029, dated August 10, 2010 between Inland Real Estate Corporation and Wells Fargo Bank, National Association, as trustee (6) |
| 4.4 | Form of 5.0% Convertible Senior Note due 2029 (7) |
| 10.1 | Fifth Amended and Restated Credit Agreement, dated as of August 21, 2012, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as a Lender and as Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; PNC Bank, National Association as a Lender and the other entities which may become parties as additional Lenders (8) |
| 10.2 | 2005 Equity Award Plan (9) |
| 10.3 | Operating Agreement, dated as of October 8, 2004, among Inland Real Estate Corporation, The New York State Teachers' Retirement System, by and through its designated advisor, Morgan Stanley Real Estate Advisor, Inc., and IN Retail Manager, L.L.C. (10) |
| 10.4 | Contribution Agreement, dated as of October 8, 2004, by and between IN Retail Fund, L.L.C., Inland Real Estate Corporation and The New York State Teachers' Retirement System (11) |
| 10.5 | First Amendment to Operating Agreement of IN Retail Fund, L.L.C., dated as of September 28, 2011, among Inland Real Estate Corporation, The New York State Teachers' Retirement System and IN Retail Manager, L.L.C. (12) |
| 10.6 | Second Amendment to Operating Agreement of IN Retail Fund, L.L.C., dated as of December 20, 2011, among Inland Real Estate Corporation, The New York State Teachers' Retirement System and IN Retail Manager, L.L.C. (13) |
| 10.7 | Third Amendment to Operating Agreement of IN Retail Fund, L.L.C., dated as of June 11, 2012, among Inland Real Estate Corporation, The New York State Teachers' Retirement System and IN Retail Manager, L.L.C. (14) |
| 10.8 | Property Acquisition Agreement, dated as of November 1, 2004, by and between Inland Real Estate Acquisitions, Inc. and Inland Real Estate Corporation (15) |
| 10.9 | Employment Agreement between Inland Real Estate Corporation and Mark Zalatoris, effective as of January 1, 2012 (16) |
| 10.10 | Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2012 (17) |
| 10.11 | Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2012 (18) |

10.12 Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2012 (10)

10.13 Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2012 (20)

10.14 Software and Consulting Shared Services Agreement, dated February 13, 2006, among Inland Computer Services, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland Real Estate Corporation, Inland American Real Estate Trust, Inc., Inland Holdco Management LLC and Inland American Holdco Management LLC (21)

10.15 Operating Agreement of Oak Property and Casualty LLC, dated as of October 1, 2006, among Inland Real Estate Corporation, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland American Real Estate Trust, Inc. and Inland Risk and Insurance Management Services, Inc. (22)

10.16 Oak Property and Casualty LLC Membership Participation Agreement, dated as of October 1, 2006, among Inland Real Estate Corporation, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland American Real Estate Trust, Inc. and Inland Risk and Insurance Management Services, Inc. (23)

10.17 Articles of Association of Oak Real Estate Association, dated as of October 1, 2006, among Inland Real Estate Corporation, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland American Real Estate Trust, Inc. and Inland Risk and Insurance Management Services, Inc. (24)

10.18 Agreement for the Contribution of Limited Liability Company Interests, dated as of October 10, 2006, among Inland Real Estate Corporation, Inland Venture Corporation and IRC-IREX Venture LLC (25)

10.19 Second Amended and Restated Term Loan Agreement, dated as of August 21, 2012, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as a Lender and as Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; PNC Bank, National Association as a Lender and the other entities which may become parties as additional Lenders (26)

10.20 Limited Liability Company Agreement of IRC-IREX Venture II LLC, dated as of May 7, 2009, among Inland Exchange Venture Corporation and Inland Real Estate Exchange Corporation (27)

10.21 Sales Agency Agreement dated November 10, 2009, by and between Inland Real Estate Corporation and BMO Capital Markets Corp. (28)

10.22 Underwriting Agreement dated May 12, 2009 among Inland Real Estate Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC as representatives of the several underwriters named in Schedule A thereto (29)

10.23 Limited Liability Company Agreement of IRC-IREX Venture LLC, dated as of September 5, 2006, among Inland Venture Corporation and Inland Real Estate Exchange Corporation (30)

10.24 Limited Partnership Agreement of INP Retail L.P., dated as of June 3, 2010, among Inland Real Estate Corporation, Stichting Depositary PGGM Private Real Estate Fund, a Dutch foundation, acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, a Dutch fund for the joint account of the participants and INP Retail Management Company, LLC (31)

10.25 First Amendment to the Limited Partnership Agreement of INP Retail, L.P. made and entered into as of October 9, 2012 among the Company, Stichting Depositary PGGM Private Real Estate Fund ("Depositary"), a Dutch foundation acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, a Dutch fund for the joint account of the participants, and INP Retail Management Company, LLC. (32)

10.26 Dealer-Manager Agreement, dated as of June 29, 2010, by and between Macquarie Capital (USA) Inc. (33)

10.27 First Amendment to the Limited Liability Company Agreement of IRC-IREX Venture II, LLC, dated as of January 1, 2011 (34)

10.28 Second Amendment to Amended and Restated Term Loan Agreement dated as of March 11, 2011, by and among Inland Real Estate Corporation as Borrower, KeyBank National Association, individually and as Administrative Agent and the Lenders (35)

10.29 Second Amendment to Fourth Amended and Restated Credit Agreement dated as of March 11, 2011, by and among Inland Real Estate Corporation as Borrower, KeyBank National Association, individually and as Administrative Agent and the Lenders (36)

10.30 Third Amendment to Amended and Restated Term Loan Agreement dated as of June 23, 2011, by and among Inland Real Estate Corporation as Borrower, KeyBank National Association, individually and as Administrative Agent and the Lenders (37)

10.31 Third Amendment to Fourth Amended and Restated Credit Agreement dated as of June 23, 2011, by and among Inland Real Estate Corporation as Borrower, KeyBank National Association, individually and as Administrative Agent and the Lenders (38)

10.32 Fourth Amendment to Fourth Amended and Restated Credit Agreement, dated as of March 29, 2012, by and among Inland Real Estate Corporation as Borrower, KeyBank National Association, individually and as Administrative Agent, and the Lenders. (39)

10.33 Fourth Amendment to Amended and Restated Term Loan Agreement, dated as of April 23, 2012, by and among Inland Real Estate Corporation as Borrower, KeyBank National Association, individually and as Administrative Agent, and the Lenders. (40)

10.34 Purchase Agreement, dated September 29, 2011, by and among Inland Real Estate Corporation, on the one hand, and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters listed on Schedule A attached thereto, on the other hand (41)

10.35 Unsecured Loan Agreement dated as of November 15, 2011 by and among Inland Real Estate Corporation as Borrower and Wells Fargo Bank National Association as Lender (42)

10.36 First Modification Agreement, dated as of June 28, 2012, to the Unsecured Loan Agreement, dated as of November 15, 2011, by and between Wells Fargo Bank, National Association and Inland Real Estate Corporation. (43)

10.37 Second Modification Agreement (the "Agreement") effective as of November 15, 2011, by and between Wells Fargo Bank, National, Association, as Lender, and Inland Real Estate Corporation, as Borrower. (44)

10.38 Promissory Note, dated as of November 15, 2011, between Inland Real Estate Corporation as Borrower and Wells Fargo Bank National Association as Lender (45)

10.39 Repayment Guaranty, dated as of November 15, 2011, by the subsidiary guarantors identified on the signature page thereto, in favor of Wells Fargo Bank, National Association (46)

10.40 Sales Agency agreement, dated November 16, 2012, among Inland Real Estate Corporation, BMO Capital Markets, Jeffries & Company, Inc. and KeyBanc Capital Markets, Inc. (47)

10.41 Purchase Agreement, dated as of February 28, 2012, among Inland Real Estate Corporation and Wells Fargo Securities, LLC, as the representative of the several underwriters named in Schedule A thereto (48)

10.42 Agreement for transfer of membership interest made as of July 1, 2010 by and among Inland Real Estate Corporation (IREC) and New York State Teachers' Retirement System, the sold members of IN Retail Fund, L.L.C., which is the sole member of IN Retail Fund Algonquin Commons, L.L.C., which owns the property commonly known as Algonquin Commons Shopping Center, to transfer all of the membership interests of IN Retail Fund Algonquin Commons, L.L.C., to IREC (49)

10.43 Assignment and Assumption of Membership Interest as of July 1, 2010 from IN Retail Fund, L.L.C. to Inland Real Estate Corporation of all of its interest in IN Retail Fund Algonquin Commons, L.L.C., made subject and pursuant to that certain Agreement for Transfer of Membership Interest (Algonquin Commons Shopping Center) dated as of July 1, 2010 by and among Assignee and New York State Teachers' Retirement Systems (50)

10.44 Amendment to Mortgage entered into as of December 16, 2004 between Teachers Insurance and Annuity Association of America ("Lender") and Algonquin Phase I Associates LLC and Algonquin Commons, LLC (collectively, "Borrower") to amend the Mortgage on Phase I of Algonquin Commons to reflect the making of the Phase II Loan and to confirm that the at the Mortgage, as amended, secures the Note related to the Phase I loan (51)

10.45 Guaranty by Jeffrey R. Anderson, as original Guarantor, to TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, as Lender, dated as of December 2004 to pay and perform when due the Liabilities (as defined in the Guaranty) and to pay on demand the Expenses (as defined in the Guaranty) as a Guaranty of payment and performance, not of collection, made in connection with that certain Construction Loan Disbursement Agreement dated of even date related to the loan and promissory note, also dated of even date, in the original principal amount of $21,000,000 made by Borrower in favor of Lender related to the property known as Algonquin Commons (52)

10.46 Guaranty by IN RETAIL FUND, L.L.C., to TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, as Lender, to pay and perform when due the Liabilities (as defined in the Guaranty) and to pay on demand the Expenses (as defined in the Guaranty) as a Guaranty of payment and performance, not of collection, made in connection with the assumption by IN RETAIL FUND ALGONQUIN COMMONS, L.L.C. ("Borrower"), of that certain loan (the "Loan") originally made to the prior owner, which is evidenced by that certain promissory note dated December 16, 2004, in the original principal amount of $21,000,000.00 related to the property known as Algonquin Commons. (53)

10.47 LOAN ASSUMPTION AGREEMENT made and entered into as of February 15, 2006 by and between ALGONQUIN PHASE I ASSOCIATES LLC and ALGONQUIN COMMONS, LLC, as prior guarantor; IN RETAIL FUND ALGONQUIN COMMONS, L.L.C., as Borrower; IN RETAIL FUND, L.L.C., as new guarantor; and TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, as lender, related to that certain promissory note dated October 29, 2004, in the original principal amount of $77,300,000. (54)

10.48 LOAN ASSUMPTION AGREEMENT made and entered into as of February 15, 2006 by and between prior owner; JEFFREY R. ANDERSON, as prior guarantor; IN RETAIL FUND ALGONQUIN COMMONS, L.L.C., as Borrower; IN RETAIL FUND, L.L.C., as new guarantor; and TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, as Lender, related to that certain promissory note dated December 16, 2004, in the original principal amount of $21,000,000.00 related to Algonquin Commons Phase II. (55)

10.49 MORTGAGE, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING STATEMENT made December 2004, by ALGONQUIN COMMONS, LLC, , ALGONQUIN PHASE II ASSOCIATES LLC, JRA ANDERSON OFFICE PARK, LLC, JRA BEECHMONT TWINS, LLC, JRA FAMILY LIMITED LIABILITY COMPANY, MFF ASSOCIATES, LLC, and TGH ASSOCIATES, LLC, (collectively, as Borrower), for the benefit of TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, as Lender, in connection with the loan and promissory note in principal amount of $21,000,000 due and payable on November 1, 2014 related to Algonquin Commons Phase II. (56)

10.50 OPEN-END MORTGAGE, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING STATEMENT made this 29th day of October, 2004, by ALGONQUIN PHASE I ASSOCIATES LLC and ALGONQUIN COMMONS, LLC (collectively, as Borrower) for the benefit of TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, as Lender, in connection with the loan and promissory note in the maximum principal amount of $77,300,000 due and payable on November 1, 2014 related to Algonquin Commons Phase I. (57)

10.51 Promissory note by ALGONQUIN PHASE I ASSOCIATES LLC and ALGONQUIN COMMONS, LLC (collectively, as Borrower) to TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA (as Lender) to pay a loan made in the principal sum of $77,300,000 related to Algonquin Commons Phase I. (58)

10.52 Promissory note by ALGONQUIN COMMONS, LLC, ALGONQUIN PHASE II ASSOCIATES LLC, JRA ANDERSON OFFICE PARK, LLC, JRA BEECHMONT TWINS, LLC, JRA FAMILY LIMITED LIABILITY COMPANY, MFF ASSOCIATES, LLC and TGH ASSOCIATES, LLC (collectively, as Borrower) to TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA (as Lender) to pay a loan made in the principal sum of $21,000,000 related to Algonquin Commons Phase II. (59)

10.53 Construction Loan Disbursement Agreement entered into effective .as of December 2004, by and between each of ALGONQUIN COMMONS, LLC, ALGONQUIN PHASE II ASSOCIATES LLC, JRA ANDERSON OFFICE PARK, LLC, JRA BEECHMONT TWINS, LLC, JRA FAMILY LIMITED LIABILITY COMPANY, MFF ASSOCIATES, LLC and TGH ASSOCIATES, LLC (collectively and jointly and severally as Borrower), and TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, (as Lender) in connection with the $21,000,000 loan made to Algonquin Commons Phase II. (60)

10.54 Limited Liability Company Agreement of IRC-IREX Venture II LLC, dated as of January 1, 2013, among Inland Exchange Venture Corporation and Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation) (*)

12.1 Computation of Ratios (*)

14.1 Code of Ethics (61)

21.1 Subsidiaries of the Registrant (*)

23.1 Consent of KPMG LLP, dated February 28, 2013 (*)

31.1 Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)

31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)

32.1 Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)

32.2 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)

99.1 Lock-Up Agreement between Inland Real Estate Corporation and Daniel L. Goodwin, Inland Real Estate Investment Corporation, The Inland Group, Inc. and Inland Investment Stock Holding Company, dated May 9, 2007 (62)

101 The following financial information from our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 28, 2013, is formatted in Extensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows (v) Notes to Consolidated Financial Statements (tagged as blocks of text). (63)

(1) Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on November 8, 2012 (file number (001-32185).

(2) Incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q/A for the period ended September 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2012 (file number 001-32185).

(3) Incorporated by reference to Exhibit 3.5 to the Registrant's Current Report on Form 8-K dated April 23, 2010, as filed by the Registrant with the Securities and Exchange Commission on April 23, 2010 (file number 001-32185)..

(4) Incorporated by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2012 (file number 001-32185).

(5) Incorporated by reference to the Registrant's Form S-3 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on July 15, 2009 (file number 333-160582).

(6) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 16, 2010 (file number 001-32185).

(7) Incorporated by reference to Exhibit A of Exhibit 4.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 16, 2010 (file number 001-32185).

(8) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2012 (file number 001-32185).

(9) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 23, 2005, as filed by the Registrant with the Securities and Exchange Commission on June 28, 2005 (file number 001-32185).

(10) Incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K/A, as filed by the Registrant with the Securities and Exchange Commission on February 28, 2012 (file number 001-32185).

(11) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K/A dated October 8, 2004, as filed by the Registrant with the Securities and Exchange Commission on October 22, 2004 (file number 001-32185).

(12) Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the Securities and Exchange Commission on February 27, 2012 (file number 001-32185).

(13) Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the Securities and Exchange Commission on February 27, 2012 (file number 001-32185).

(14) Incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(15) Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed by the Registrant with the Securities and Exchange Commission on November 9, 2004 (file number 001-32185).

(16) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 24, 2012 (file number 001-32185).

(17) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 24, 2012 (file number 001-32185).

(18) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 24, 2012 (file number 001-32185).

(19) Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 24, 2012 (file number 001-32185).

(20) Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 24, 2012 (file number 001-32185).

(21) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 6, 2006 (file number 001-32185).

(22) Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 6, 2006 (file number 001-32185).

(23) Incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 6, 2006 (file number 001-32185).

(24) Incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 6, 2006 (file number 001-32185).

(25) Incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 6, 2006 (file number 001-32185).

(26) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2012 (file number 001-32185)

(27) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the Securities and Exchange Commission on May 7, 2009 (file number 001-32185)

(28) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 10, 2009, as filed by the Registrant with the Securities and Exchange Commission on November 10, 2009 (file number 001-32185).

(29) Incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K dated May 12, 2009, as filed by the Registrant with the Securities and Exchange Commission on May 12, 2009 (file number 001-32185).

(30) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 5, 2006, as filed by the Registrant with the Securities and Exchange Commission on September 7, 2006 (file number 001-32185).

(31) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 9, 2010 (file number 001-32185).

(32) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 15, 2012 (file number 001-32185).

(33) Incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 29, 2010 (file number 001-32185)

(34) Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K, as filed by the Registrant with the Securities and Exchange Commission on February 28, 2011 (file number 001-32185)

(35) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011 (file number 001-32185)

(36) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011 (file number 001-32185)

(37) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 29, 2011 (file number 001-32185)

(38) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 29, 2011 (file number 001-32185)

(39) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 4, 2012 (file number 001-32185).

(40) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on April 25, 2012 (file number 001-32185).

(41) Incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K dated September 29, 2011, as filed by the Registrant with the Securities and Exchange Commission on October 5, 2011 (file number 001-32185).

(42) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 21, 2011 (file number 001-32185).

(43) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on July 5, 2012 (file number 001-32185).

(44) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 7, 2012 (file number 001-32185).

(45) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 21, 2011 (file number 001-32185).

(46) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 21, 2011 (file number 001-32185).

(47) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2012 (file number 00132185).

(48) Incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 2, 2012 (file number 001-32185).

(49) Incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(50) Incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(51) Incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(52) Incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(53) Incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(54) Incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(55) Incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(56) Incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(57) Incorporated by reference to Exhibit 10.17 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(58) Incorporated by reference to Exhibit 10.18 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(59) Incorporated by reference to Exhibit 10.19 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(60) Incorporated by reference to Exhibit 10.20 to the Registrant's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, as filed by the Registrant with the Securities and Exchange Commission on August 8, 2012 (file number 001-32185).

(61) Incorporated by reference to Exhibit 14.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed by the Registrant with the Securities and Exchange Commission on March 15, 2004 (file number 000-28382).

(62) Incorporated by reference to Exhibit 99.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter period ended March 31, 2007, as filed by the Registrant with the Securities and Exchange Commission on May 10, 2007 (file number 001-32185).

(63) The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

(*) Filed as part of this Annual Report on Form 10-K.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

 **Inland Real Estate Corporation**

## Board of Directors

**Thomas P. D'Arcy**
Chairman of the Board, Inland Real Estate Corporation;
Chief Executive Officer, American Realty Capital Healthcare Trust Advisors

**Daniel L. Goodwin**
Chairman of the Board and Chief Executive Officer, The Inland Group, Inc.

**Joel G. Herter**
Chair, Audit Committee, Inland Real Estate Corporation;
Senior Consultant, Wolf & Company, LLP

**Heidi N. Lawton**
Chair, Compensation Committee, Inland Real Estate Corporation;
Managing Broker and Principal, Lawton Realty Group, Inc.

**Thomas H. McAuley**
Chairman of the Board, Bank of Atlanta
Former Chairman and Chief Executive Officer, IRT Property Company

**Thomas R. McWilliams**
Chair, Nominating and Corporate Governance Committee,
Inland Real Estate Corporation;
President, American Lighting Efficiency Corporation

**Joel D. Simmons**
Executive Managing Director, BGC Real Estate Capital Partners

## Senior Officers

**Mark E. Zalatoris**
President and Chief Executive Officer

**Brett A. Brown**
Executive Vice President, Chief Financial Officer and Treasurer

**D. Scott Carr**
Executive Vice President and Chief Investment Officer

**Beth Sprecher Brooks**
Senior Vice President, General Counsel and Secretary

**William W. Anderson**
Senior Vice President, Transactions

**Kristi A. Rankin**
Senior Vice President of Property Management

**Carol L. Adams**
Vice President and Chief Compliance Officer

**Corporate Information**
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
Phone: 888.331.4732
Fax: 630.218.7357
www.inlandrealestate.com

**Annual Meeting**
June 27, 2013, 10:00 A.M. Central Time
The Company's corporate headquarters

**Legal Counsel**
Shefsky & Froelich Ltd.
Chicago, IL

**Registered Independent Public Accounting Firm**
KPMG LLP
Chicago, IL

**Transfer Agent**
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Ph: 800.368.5948
www.rtco.com

**Investor Relations Contacts**
Dawn Benchelt,
Assistant Vice President & Director of Investor Relations
Ph: 888.331.4732 Fax: 630.218.7357
ir@inlandrealestate.com

**Dividend Reinvestment**
Inland Real Estate Corporation offers a dividend reinvestment plan that enables stockholders to automatically reinvest dividends in additional shares of common stock. To receive a prospectus, please contact our Investor Services department at 888.331.4732.








The marks used in this report are registered trademarks of entities unaffiliated with the Company. Use of these trademarks is not an endorsement of the Company or its common stock and no inference of any such endorsement should be drawn.



The paper and ink in this annual report are recyclable.










**Inland Real Estate Corporation**

2901 Butterfield Road
Oak Brook, IL 60523
Phone: 888.331.4732
Fax: 630.218.7357
www.inlandrealestate.com

**INLAND REAL ESTATE CORPORATION**

# NOTICE OF
# ANNUAL MEETING OF STOCKHOLDERS
# AND
# PROXY STATEMENT

Date: June 27, 2013
Time: 10:00 a.m. central time
Place: 2901 Butterfield Road
Oak Brook, Illinois 60523

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(888) 331-4732

**Notice of Annual Meeting of Stockholders**
**to be held June 27, 2013**

Dear Stockholder:

Our annual stockholders' meeting will be held on June 27, 2013, at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road in Oak Brook, Illinois 60523. At our annual meeting, we will ask you to:

1. elect seven directors;

2. ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013;

3(a). approve the amendment and restatement of our charter (the "Charter") to remove provisions originally included to comply with the "NASAA REIT Guidelines" as described in the proxy materials;

3(b). approve the amendment and restatement of our Charter to accord generally with the practices of other REITs listed on the New York Stock Exchange as described in the proxy materials;

4. vote upon a non-binding, advisory resolution to approve our executive compensation; and

5. transact any other business that may properly be presented at the annual meeting and at any adjournment or postponement thereof.

We are relying on Securities and Exchange Commission rules that allow us to furnish proxy materials to you via the Internet. Unless you have already requested to receive a printed set of proxy materials, you will receive a Notice Regarding the Internet Availability of Proxy Materials. This Notice contains instructions on how to access proxy materials and authorize a proxy to vote your shares via the Internet or, if you prefer, to request a printed set of proxy materials at no additional cost to you.

Only common stockholders of record at the close of business on April 26, 2013, will be entitled to vote at the meeting or any continuation(s), postponement(s) or adjournment(s) thereof. A list of these stockholders will be available at our offices at least ten days before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope, or authorize a proxy by telephone or Internet (instructions are on your proxy card), so that your shares will be represented whether or not you attend the annual meeting.

By order of the Board of Directors,

/s/ Beth Sprecher Brooks
Beth Sprecher Brooks
Senior Vice President, Secretary and General Counsel

May 17, 2013

(This page has been left blank intentionally.)

Table of Contents


INFORMATION ABOUT THE ANNUAL MEETING .......... 4

Information Regarding this Solicitation .......... 4

Purpose of the Annual Meeting .......... 4

Information Regarding Stockholders .......... 5

Information Regarding Voting .......... 5

Information Regarding Votes Necessary for Action to Be Taken .......... 6

Costs of Proxies .......... 7

Electronic Access/Available Information .......... 7

Important Notice Regarding the Availability of Proxy Materials .......... 7

STOCK OWNERSHIP .......... 8

Stock Owned by Certain Beneficial Owners and Management .......... 8

Section 16(a) Beneficial Ownership Reporting Compliance .......... 10

CORPORATE GOVERNANCE PRINCIPLES .......... 11

Independence .......... 11

Board Leadership Structure .......... 12

Risk Oversight .......... 12

Compensation and Risk Management .......... 13

Communicating with Directors .......... 13

Nominating and Corporate Governance Committee .......... 14

Audit Committee .......... 15

Compensation Committee .......... 15

Code of Ethics .......... 15

PROPOSAL NO. 1 – ELECTION OF DIRECTORS .......... 16

DIRECTOR COMPENSATION .......... 18

Narrative to Director Compensation Table .......... 18

Compensation Committee Interlocks and Insider Participation .......... 20

Meetings of the Board of Directors, Committees of the Board and Stockholders .......... 20

AUDIT COMMITTEE REPORT .......... 21

COMPENSATION COMMITTEE REPORT .......... 23

EXECUTIVE OFFICERS .......... 24

COMPENSATION DISCUSSION AND ANALYSIS .......... 25

Overview .......... 25

General Philosophy and Objectives .......... 25

Determining Compensation .......... 26

2013 Employment Agreements .......... 27

2012 Employment Agreements .......... 28

Our level of performance for 2012 .......... 28

Cash incentive opportunity for 2012 .......... 29

Restricted stock incentive opportunity for 2012 .......... 31

Cash and Restricted Stock Incentive Awards Made for 2012 .......... 32

2011 Employment Agreements .......... 33

Our level of performance for 2011 .......... 33

Cash incentive opportunity for 2011 .......... 34

Restricted stock incentive opportunity for 2011 .......... 35

Cash and Restricted Stock Incentive Awards Made for 2011 .......... 37

2010 Employment Agreements .......... 37

Our level of performance for 2010 .......... 37

Cash incentive opportunity for 2010 .......... 37

Restricted stock incentive opportunity for 2010 .......... 39

Cash and restricted stock incentives actually awarded for 2010 .......... 40

Effect of Regulatory Requirements on Executive Compensation .......... 41

Summary Compensation Table .......... 42

2012 Grant of Plan-Based Awards .......... 43

2012 Outstanding Equity Awards at Fiscal Year-End .......... 44

2012 Option Exercises and Stock Vested .......... 45

Potential Payments Upon Termination or a Change of Control .......... 46

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS .......... 49

Policies and Procedures with Respect to Related Party Transactions .......... 50

PROPOSAL NO. 2 – RATIFY APPOINTMENT OF KPMG LLP .......... 51

FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .......... 52

Approval of Services and Fees .......... 52

INTRODUCTORY NOTE – PROPOSAL 3(a) AND PROPOSAL 3(b) .......... 53

PROPOSAL 3(a) – AMEND AND RESTATE THE CHARTER TO REMOVE PROVISIONS ORIGINALLY INCLUDED TO COMPLY WITH THE "NASAA REIT GUIDELINES" .......... 53

PROPOSAL 3(b) – AMEND AND RESTATE THE CHARTER TO ACCORD GENERALLY WITH THE PRACTICES OF OTHER REITS LISTED ON THE NEW YORK STOCK EXCHANGE .......... 61

PROPOSAL NO. 4 – ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION .......... 65

STOCKHOLDER PROPOSALS .......... 66

## INFORMATION ABOUT THE ANNUAL MEETING

*This proxy statement contains information related to the annual meeting (the "annual meeting") of stockholders to be held June 27, 2013, beginning at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road, Oak Brook, Illinois 60523, and any postponements or adjournments thereof. This proxy statement contains information we are required to provide to you under the rules of the Securities and Exchange Commission (the "SEC").*

### Information Regarding this Solicitation

We are delivering these proxy materials to each record holder in connection with the solicitation by our board of directors of proxies to be voted at the annual meeting, and at any continuations, postponements or adjournments thereof. If you own shares of common stock in more than one account, such as individually and jointly with your spouse, you may receive more than one set of these materials. Please make sure to vote all of your shares.

*Available Information.* We are taking advantage of rules promulgated by the Securities and Exchange Commission that allow companies to furnish proxy materials to their stockholders over the Internet. We believe that this e-proxy process will, among other things, result in the proxy materials being provided to stockholders more quickly and at a lower cost. If you held shares of our common stock as of the close of business on April 26, 2013 (the "Record Date"), you are being provided with a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"). We will send a full set of proxy materials or a Notice of Internet Availability on or about May 17, 2013, and provide access to our proxy materials over the Internet, beginning on May 13, 2013, for the holders of record and beneficial owners of our common stock as of the close of business on the Record Date. The Notice includes instructions on accessing the proxy materials over the Internet and requesting printed copies of these materials. Any stockholder may request to receive proxy materials in printed form, at no additional cost, by following the instructions set forth in the Notice. The Notice of Internet Availability also instructs you on how you may authorize your proxy over the Internet.

### Purpose of the Annual Meeting

The board of directors of Inland Real Estate Corporation, a Maryland corporation (referred to herein as the "Company," "we," "our" or "us"), is soliciting your vote for the 2013 annual meeting of the Company's stockholders. At the meeting, you will be asked to:

1. elect seven directors;

2. ratify the selection of KPMG LLP (sometimes referred to herein as "KPMG") as our independent registered public accounting firm for the fiscal year ending December 31, 2013;

3(a). approve the amendment and restatement of our Charter to remove provisions originally included to comply with the "NASAA REIT Guidelines" as described below;

3(b). approve the amendment and restatement of our Charter to accord generally with the practices of other REITs listed on the New York Stock Exchange as described below;

4. vote upon a non-binding, advisory resolution to approve executive compensation; and

5. transact any other business that may properly be presented at the annual meeting and at any adjournment or postponement thereof.

Our board of directors recommends that you vote **FOR** each of the above proposals.

*Attending the Annual Meeting.* If you plan on attending the annual meeting in person, please contact Ms. Dawn Benchelt, Director of Investor Relations, at (888) 331-4732, so that we can arrange for sufficient space to accommodate all attendees. If you attend, please note that you may be asked to present valid government-issued picture identification. Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of your voting instruction card or brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the meeting. Cameras, recording devices, cell phones and other electronic devices will not be permitted at the meeting other than those operated by the Company or its designees.

*Other Matters.* Generally, no business aside from the items discussed in this proxy statement may be transacted at the annual meeting. We are not aware of any other matter to be presented at the meeting; however, if any other proposals properly come before the meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion. Generally, stockholders seeking to make a nomination or bring other business before the meeting must provide, among other things, notice thereof in writing to our corporate secretary at our office not less than forty-five days before the anniversary date on which we first mailed our notice of meeting and proxy materials for the meeting of stockholders held last year. We mailed the notice and proxy materials on May 11, 2012 for the meeting of stockholders held last year. Therefore, any stockholder desiring to nominate a person for election to our board or to bring other business before the meeting is required to have provided us with notice of any nominations or such other business by March 27, 2013. We did not receive notice of any proposal by that date.

**Information Regarding Stockholders**

*Stockholders Entitled to Vote.* The close of business on April 26, 2013, has been fixed as the Record Date for determining common stockholders entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements of the meeting. A list of these stockholders will be available at our offices at least ten days before the meeting. Common stockholders of record will have one vote for each share of our common stock that they owned at the Record Date. There is no cumulative voting.

As of the Record Date, there were 89,977,696 shares of our common stock outstanding. As of the Record Date, The Inland Group, Inc. (referred to herein as "TIGI") and its affiliates had the power to vote approximately 11,135,930 shares representing approximately 12.4% of our outstanding common stock. Daniel L. Goodwin, one of our directors, is the controlling stockholder of TIGI.

*Record Holder and "Street Name" Holders.* You are a "record holder" if you held our shares directly in your name as recorded by our registrar and transfer agent, Registrar and Transfer Company, as a common stockholder at the Record Date. If you held your shares through a bank, financial institution, trust or other nominee as of the Record Date, then you are a holder of our shares in "street name."

**Information Regarding Voting**

*Record Holders.* If you are a record holder, you may vote in person or by granting one or more individuals the right to vote as your proxy on the proposals. You may authorize Thomas P. D'Arcy, Mark E. Zalatoris and Beth Sprecher Brooks to vote as your proxy in any of the following ways:

1. *by mail*: sign, date and return the proxy card in the enclosed envelope;

2. *via telephone*: dial (800)-690-6903 anytime prior to 11:59 P.M. Eastern Time on June 26, 2013, and follow the instructions provided on the proxy card; or

3. *via the Internet*: go to www.proxyvote.com anytime prior to 11:59 P.M. Eastern Time on June 26, 2013, and follow the instructions provided on the proxy card.

If you return a properly executed proxy card but do not indicate how your shares should be voted, they will be voted in accordance with our board's recommendation for each proposal. You may revoke your proxy at any time before it is exercised by: (1) sending written notice to us to the attention of Mr. Mark E. Zalatoris; (2) providing us with a later-

dated, properly executed proxy; or (3) attending the annual meeting in person and voting your shares. Merely attending the annual meeting, without further action, will not revoke a prior grant of the right to vote your shares by proxy.

*Street Name Holders.* If you hold your shares in "street name," you must instruct your broker or other nominee to vote your shares. You should review the voting form used by your broker or other nominee to determine the method by which you may provide voting instructions to the broker or other nominee.

*Broker Non-Votes.* A broker "non-vote" occurs when a stockholder holding our shares in "street name" fails to provide voting instructions to his or her broker or other nominee. Under the rules of the New York Stock Exchange (the "NYSE"), if you do not provide voting instructions, the firm that holds your shares will have discretionary authority to vote your shares only with respect to "routine" matters. Of the items to be considered at our annual meeting, only the appointment of KPMG is considered "routine." Those non-routine items for which a stockholder's broker or other nominee has not received instructions to vote are treated as broker "non-votes." If you do not provide voting instructions to your broker or other nominee, your shares will not be voted or counted towards any of the items other than Proposal 2 (Ratification of KPMG). Broker non-votes will have the effect of a vote against each of Proposal 3(a) and Proposal 3(b). We encourage you to provide instructions to your broker or other nominee regarding the voting of your shares.

*Abstentions.* Abstentions will be treated as being present at the annual meeting for purposes of establishing a quorum but will not count as a vote cast with respect to a matter. Abstentions will have the effect of a vote against each of Proposal 3(a) and Proposal 3(b) to amend and restate our Charter as described below.

*Failure to Vote.* A failure to attend the meeting, either in person or by proxy, will have the effect of reducing the total number of votes cast. Because the approval of Proposal 3(a) and Proposal 3(b) (to amend and restate our Charter as described below) each require the affirmative vote of a majority of votes entitled to be cast (as opposed to a majority of votes actually cast), a failure to attend the meeting, either in person or by proxy, by a stockholder entitled to vote will have the effect of a vote against each of Proposal 3(a) and Proposal 3(b).

*Tabulation of the Vote.* A representative from Broadridge will tabulate all votes cast at the annual meeting and will act as the inspector of election at the meeting.

**Information Regarding Votes Necessary for Action to Be Taken**

*Quorum Requirement.* Persons with the right to vote a majority of our outstanding shares as of the Record Date must be present in person or by proxy in order for action to be taken at the annual meeting. For these purposes, "abstentions" and "broker non-votes" will be counted as present for establishing a quorum.

*Proposal 1 (Election of Directors).* Nominees must receive a majority of the votes cast for election at a meeting at which a quorum is present. This means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" that nominee in order for that nominee to be elected. Only votes cast "for" or "against" are counted as votes cast with respect to a nominee.

*Proposal 2 (Ratification of KPMG).* The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required for the ratification of our selection of KPMG as our independent registered public accounting firm for the year ending December 31, 2013.

*Proposal 3(a) (Amendment and Restatement of our Charter).* The affirmative vote of a majority of the votes entitled to be cast is required to approve proposal 3(a) to amend and restate certain provisions of our Charter as described below.

*Proposal 3(b) (Amendment and Restatement of our Charter).* The affirmative vote of a majority of the votes entitled to be cast is required to approve proposal 3(b) to amend and restate certain provisions of our Charter as described below.

*Proposal 4 (Advisory Resolution on Executive Compensation).* The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve the non-binding, advisory resolution to approve executive compensation.

None of the proposals, if approved, entitle any of the stockholders to appraisal rights under Maryland law.

**Costs of Proxies**

We will pay the cost and expenses of printing and mailing the Notice of Internet Availability and soliciting and obtaining the proxies. We also intend to request that brokers, banks and other nominees solicit proxies from their principals. We will reimburse the brokers, banks and other nominees for certain expenses that they incur for these activities. Proxies may be solicited, without additional compensation, by our directors, officers or employees by mail, telephone, email, personal interviews or other methods of communication. We have retained Georgeson Inc. to solicit proxies. The cost of such services is estimated to be $9,600, plus the reimbursement of out-of-pocket costs and expenses. In addition, certain of our officers, directors and employees (who will receive no extra compensation for their services) may solicit proxies by telephone, by fax or in person.

**Electronic Access/Available Information**

You can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. If you are a record holder, you can choose this option and save us the cost of producing and mailing these documents by following the instructions provided to you when you authorize your proxy over the Internet. If you choose to receive your proxy materials by accessing the Internet, then before next year's annual meeting, you will receive a Notice of Internet Availability of Proxy Materials when the proxy materials and annual report are available over the Internet. Your choice will remain in effect until you tell us otherwise. You do not have to elect Internet access each year. To view, cancel or change your enrollment, please go to www.proxyvote.com.

We file reports, proxy materials and other information with the SEC. These reports, proxy materials and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information filed electronically with the SEC.

**Important Notice Regarding the Availability of Proxy Materials**

This proxy statement, the proxy card and our Annual Report are available on our website at www.inlandrealestate.com. Additional copies of this proxy statement or our Annual Report will be furnished to you, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations. If requested by eligible stockholders, we also will provide copies of exhibits to our Annual Report for a reasonable fee.

## STOCK OWNERSHIP

### Stock Owned by Certain Beneficial Owners and Management

The following table shows the amount of common stock beneficially owned (unless otherwise indicated) by: (1) persons (including any "groups" as that term is used in Section 13(d)(3) of the Exchange Act) who are known to us to beneficially own more than 5% of the outstanding shares of our common stock; (2) our directors and each nominee for director; (3) the executive officers; and (4) the directors and executive officers as a group. Except as otherwise indicated, all information is as of April 10, 2013. The percent of class is calculated using 89,963,501 shares outstanding as of April 10, 2013.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| Daniel L. Goodwin[1][2] | 12,358,044 [3] | 13.7 % |
| The Inland Group, Inc.[4] | 12,357,719 [3] | 13.7 % |
| Inland Real Estate Investment Corporation[5] | 12,129,085 [3] | 13.5 % |
| The Vanguard Group, Inc.[6] | 11,294,297 | 12.6 % |
| BlackRock, Inc. [7] | 7,773,608 | 9.0 % |
| Inland Investment Stock Holding Corporation[8] | 7,212,118 [3] | 8.0 % |
| Vanguard Specialized Funds - Vanguard REIT Index Fund - 23-2834924[9] | 5,906,187 | 6.6 % |
| Inland Investment Advisors, Inc.[10] | 4,772,513 [3] | 5.3 % |
| Mark E. Zalatoris[11][12] | 125,120 | * |
| Brett A. Brown[11][13] | 49,165 | * |
| D. Scott Carr[11][14] | 48,652 | * |
| Joel D. Simmons[1][15] | 35,461 | * |
| William W. Anderson[11][16] | 30,894 | * |
| Heidi N. Lawton[1][17] | 28,916 | * |
| Beth Sprecher Brooks[11][18] | 27,096 | * |
| Thomas H. McAuley[1][19] | 25,669 | * |
| Thomas P. D'Arcy[1][20] | 24,769 | * |
| Joel G. Herter[1][21] | 23,344 | * |
| Thomas R. McWilliams[1][22] | 16,669 | * |
| All Executive Officers and Directors as a Group | 12,789,679 | 14.0 % |

* Less than 1.0%.

(1) Director.

(2) Mr. Goodwin's business address is 2901 Butterfield Road, Oak Brook, Illinois 60523. Mr. Goodwin has sole voting power over 1,980,957 shares, shared voting power over 9,107,873 shares, sole dispositive power over 5,325 shares, and shared dispositive power over 12,352,719 shares. Mr. Goodwin and his spouse directly own 2,102,228 shares of common stock and beneficially own 5,000 shares underlying options presently exercisable. Mr. Goodwin also beneficially owns all the shares beneficially owned by TIGI, which beneficially owns 9,091 shares directly and an additional 12,348,628 shares indirectly (including 7,212,118 shares owned directly by Inland Investment Stock Holding Corporation ("IISHC"), 137,110 shares owned directly by Partnership Ownership Corporation ("POC") and 219,543 shares owned directly by another wholly owned subsidiary of TIGI) and 4,772,513 shares managed by Inland Investment Advisors, Inc. ("Adviser")). IISHC, POC and Adviser are wholly owned subsidiaries of Inland Real Estate Investment Corporation ("IREIC"), which in turn is a wholly owned subsidiary of TIGI. Mr. Goodwin is the controlling shareholder of TIGI.

(3) As of April 10, 2013, 2,159,584 of the shares reported in the table as beneficially owned by Mr. Goodwin, TIGI and IREIC were pledged as security in a brokerage margin account, and 7,212,118 shares owned directly by IISHC and 137,110 shares owned directly POC, were pledged as security to banks for a secured revolving credit facility extended to IREIC. Mr. Goodwin is neither a party to the agreement governing the credit facility nor has he directly received any proceeds from that facility. See footnote (2) above for the relationship of Mr. Goodwin, TIGI and IREIC to the pledgors IISHC and POC.

(4) TIGI's business address is 2901 Butterfield Road, Oak Brook, Illinois 60523. TIGI shares voting power over 8,986,602 shares and investment power over all of the shares that it beneficially owns. TIGI beneficially owns 9,091 shares directly and 12,348,628 shares indirectly (including 7,212,118 shares owned directly by IISHC, 137,110 shares owned directly by POC and 219,543 shares owned directly by another wholly owned subsidiary of TIGI and 4,772,513 shares managed by Adviser).

(5) IREIC's business address is 2901 Butterfield Road, Oak Brook, Illinois 60523. IREIC shares voting power over 7,358,903 shares and dispositive power over all of the shares that it beneficially owns. IREIC beneficially owns all of its shares indirectly (including 7,212,118 shares owned directly by IISHC and 219,543 shares owned directly by POC and 4,772,513 shares managed by Adviser).

(6) The business address for The Vanguard Group, Inc. -23-1945930 is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group has sole voting power over 221,339 shares and shared voting power over 57,000 shares and shared dispositive power over 178,339 shares and sole dispositive power 11,115,958 shares. The information contained herein respecting The Vanguard Group, Inc. is based solely on the Schedule 13G filed with by The Vanguard Group with the SEC on February 7, 2013.

(7) The business address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022. BlackRock, Inc. has sole voting and dispositive power over all of the shares that it beneficially owns. The information contained herein respecting BlackRock, Inc. is based solely on the Schedule 13G filed by BlackRock, Inc. with the SEC on February 1, 2013.

(8) IISHC's business address is 701 North Green Valley Parkway, Henderson, Nevada 89074. IISHC shares voting and dispositive power over all of the shares that it beneficially owns.

(9) The business address for Vanguard Specialized Funds - Vanguard REIT Index Fund - 23-2834924 is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group has sole voting power over all of the shares that it beneficially owns. The information contained herein respecting The Vanguard Group, Inc. is based solely on the Schedule 13G filed with by The Vanguard Group with the SEC on February 14, 2013.

(10) Adviser's business address is 2901 Butterfield Road, Oak Brook, Illinois 60523. Adviser shares voting power over 47,100 shares and dispositive power over 4,772,513 shares.

(11) Executive Officer.

(12) Mr. Zalatoris has sole voting and investment power over 48,273 shares and shared voting and investment power over 76,847 shares. Mr. Zalatoris's beneficial ownership includes 4,120 shares underlying an option presently exercisable. Mr. Zalatoris and his wife beneficial ownership includes 2,100 shares and 1,700 shares directly owned by the Joanne Zalatoris Trust and the Scott Zalatoris Trust, respectively.

(13) Mr. Brown has sole voting and investment power over 24,062 shares and shared voting and investment power with his wife over 25,103 shares. Mr. Brown's beneficial ownership includes 1,725 shares underlying an option presently exercisable.

(14) Mr. Carr has sole voting power over 25,640 shares and shared voting and investment power with his wife over 23,012 shares. Mr. Carr has sole investment power over 1,957 shares. Mr. Carr's beneficial ownership includes 1,726 shares underlying an option presently exercisable.

(15) Mr. Simmons has sole voting and investment power over all of the shares that he beneficially owns. Mr. Simmons' beneficial ownership includes 4,000 shares underlying options presently exercisable.

(16) Mr. Anderson has sole voting and investment power over 17,635 shares and shared voting and investment power with his wife over 13,259 shares. Mr. Anderson's beneficial ownership includes 1,434 shares underlying an option presently exercisable.

(17) Ms. Lawton has sole voting and investment power over all of the shares she beneficially owns. Ms. Lawton's beneficial ownership includes 8,000 shares underlying options presently exercisable.

(18) Ms. Sprecher Brooks has sole voting and investment power over all the shares that she beneficially owns. Ms. Sprecher Brooks' beneficial ownership includes 1,466 shares underlying an option presently exercisable.

(19) Mr. McAuley has sole voting and investment power over all of the shares that he beneficially owns. Mr. McAuley's beneficial ownership includes 5,000 shares underlying options exercisable.

(20) Mr. D'Arcy has sole voting and investment power over all of the shares that he beneficially owns. Mr. D'Arcy's beneficial ownership includes 9,000 shares underlying options presently exercisable.

(21) Mr. Herter and his wife share voting and investment power over all of the shares that he beneficially owns. Mr. Herter and his wife's beneficial ownership includes 8,000 shares underlying options presently exercisable.

(22) Mr. McWilliams has sole voting and investment power over all of the shares that he beneficially owns. Mr. McWilliams' beneficial ownership includes 9,000 shares underlying options presently exercisable.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that each officer and director and each person (as that term is defined in the Exchange Act) beneficially owning more than 10% of our common stock (collectively, the "Reporting Persons") file an initial statement of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our securities with the SEC. The Reporting Persons also are required to furnish us with copies of all Forms 3, 4 and 5 that they file. Based solely on a review of the copies of these forms furnished to us during and with respect to the fiscal year ended December 31, 2012, or written representations from our Reporting Persons that no additional forms were required, we believe that all of our Reporting Persons complied with these filing requirements in 2012 except each of the Directors filed one late Form 4 reporting the grant of restricted shares pursuant to the Company's 2005 Equity Award Plan.

## CORPORATE GOVERNANCE PRINCIPLES

Our business is managed under the direction and oversight of our board, which has formed three standing committees comprised entirely of independent directors as required by the New York Stock Exchange: audit; compensation; and nominating and corporate governance. Each committee's function is described below. The members of our board of directors on the date of this proxy statement, and the committees on which they serve, are identified below.

| Director | Audit | Compensation | Nominating and Corporate Governance |
|---|---|---|---|
| Thomas P. D'Arcy | | X | X |
| Daniel L. Goodwin | | | |
| Joel G. Herter | X (1) | X | X |
| Heidi N. Lawton | X | X (1) | X |
| Thomas H. McAuley | X | X | X |
| Thomas R. McWilliams | | X | X (1) |
| Joel D. Simmons | | | |

(1) Indicates chairperson of the committee.

In his capacity as the chairman of the board, Thomas P. D'Arcy organizes the work of the board and ensures that the board has access to sufficient information to carry out its functions, including monitoring our performance and the performance of management. The chairman of the board presides over all meetings of the board and stockholders, establishes the agenda for each meeting and oversees the distribution of information to directors. Our non-management directors meet regularly in executive session without members of management present. Our independent directors also may meet, without members of management or the non-independent directors present. Mr. D'Arcy generally presides at these sessions. Each director has access to the members of our management team or other employees as well as full access to our books and records.

Our board has adopted "Guidelines on Corporate Governance" that, along with the charters adopted by each board committee and our code of ethics, provide the framework for our corporate governance. A complete copy of the guidelines, charters and code of ethics may be found using the "Investor Relations" link on our website at www.inlandrealestate.com. In addition, printed copies of these materials are available to any stockholder without charge by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

### Independence

As required by our Charter (our Fourth Articles of Amendment and Restatement), our bylaws and the New York Stock Exchange, a majority of the directors serving on our board must be "independent." For purposes of our Charter, a director will not be considered independent if he or she performs other services for us in addition to service as a director.

For purposes of complying with the requirements of Section 303A.02 of the Listed Company Manual of the New York Stock Exchange, which contains the standard for independence we have also adopted in our bylaws, a director will not be considered independent if that director has a material relationship with us, whether directly or as a partner, shareholder or officer of an organization that has a relationship with us. In addition, a director is not independent if:

- the director is, or has been within the last three years, employed by us, or an immediate family member is, or has within the last three years, served as one of our executive officers;
- we paid the director or an immediate family member more than $120,000 during any twelve-month period within the last three years in direct compensation (excluding amounts paid in the form of director and committee fees);

- the director or an immediate family member is a current partner or employee of our internal or external auditor, the director's immediate family member is a current partner of our internal or external auditor, the director's immediate family member is a current employee of our internal or external auditor and personally works on our audit, or the director or an immediate family member, was within the last three years, a partner of, or employed by, our internal or external auditor and personally worked on our audit within that time;

- the director or an immediate family member is, or has within the last three years, been employed as an executive officer of another company where any of our present executive officers at the same time serves, or served, on that company's compensation committee; or

- the director is employed by, or an immediate family member is a current executive officer of, a company that has made payments to us or received payments from us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of the other company's consolidated gross revenues.

A complete copy of the standards for independence applicable to our directors may be found under the "Investor Relations" section of our website at www.inlandrealestate.com by clicking the "Governance Documents" link. In addition, printed copies of these materials are available to any stockholder without charge by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

**Board Leadership Structure**

Mr. D'Arcy, as chairman of the board, is responsible for organizing the work of the board and presiding over board meetings. Because our chairman is independent, we do not have a separately designated lead independent director. Each board member is kept apprised of our business and developments impacting our business and has complete and open access to the members of our management team. The positions of chairman and chief executive officer are separate positions held by different individuals. So long as our chief executive officer is not a member of our board of directors, he cannot be our chairman. Mr. Zalatoris, as chief executive officer, is responsible for the performance of the Company, consulting with the board on strategic direction and providing day-to-day leadership. We believe that having a chairman who is not the chief executive officer is the best governance model for us and our stockholders. Having the board operate under the leadership and direction of someone independent from management facilitates the board's fulfillment of its oversight responsibilities and its ability to function as an independent voice of the stockholders to hold management accountable for the performance of the Company. This division of authority and responsibilities also allows our chief executive officer to focus his time on running our day-to-day business.

**Risk Oversight**

Our board oversees risk through: (1) its review and discussion of regular periodic reports, including management reports and studies on existing market conditions, leasing activity and property operating data, as well as actual and projected financial results, and various other matters relating to our business; (2) its review of material transactions requiring board approval, including, among others, certain acquisitions and dispositions of properties and financings; (3) the oversight of our business and corporate governance policies through the proceedings of our independent audit, compensation and nominating and corporate governance committees; and (4) regular periodic reports from our independent registered public accounting firm, internal auditors and other outside consultants regarding various areas of potential risk, including, among others, those relating to our qualification as a REIT for tax purposes and our internal control over financial reporting.

Specifically, our audit committee reviews the management of financial risk and our policies regarding risk assessment and risk management and reports on these items to the board. The audit committee meets periodically with our chief financial officer, senior internal auditing executive and the independent auditors to discuss financial risk exposures and the steps management has taken to monitor and control these exposures. The compensation committee oversees the design of the incentive compensation arrangements of our named executive officers and ensures that those arrangements do not encourage or reward excessive risk taking by our executives.

Additional information concerning risks related to our compensation policies and practices is provided below under the caption "Compensation and Risk Management."

In overseeing risk, the board also receives and reviews reports from our risk management committee, comprised entirely of employees, including our named executive officers and Carol Adams, our chief compliance officer. This committee was formed to identify, monitor, remediate and report on our risk exposure. Our risk management committee operates within the framework and guidance disseminated by the Committee of Sponsoring Organizations, a private-sector organization dedicated to establishing effective, efficient and ethical business operations. Our risk management committee, in conjunction with our internal control and Sarbanes-Oxley compliance efforts: (1) documents accountability for risk decisions and management; (2) establishes risk management responsibilities for employees; (3) identifies the key controls that are in place to monitor and mitigate risks; (4) maintains awareness of the interaction of our risks; (5) assesses and reports to the board all plausible risk scenarios; and (6) develops and maintains quantitative and qualitative methods for identifying and aggregating all significant risks. In addition, the risk management committee annually reviews all previously identified risks and assesses the probability and magnitude of future risks.

**Compensation and Risk Management**

The compensation committee, in consultation with our chief executive officer and general counsel, has reviewed the design and operation of our agreements with our named executive officers, including their individual performance goals and the objective measures of our performance that are used to determine the amount of incentive compensation we award them, as well as the compensation of our other employees, and has evaluated the relationship between our risk management policies and practices and our compensation policies and practices. As a result of this review, Mr. Zalatoris and the compensation committee have determined that our compensation policies and practices do not encourage our employees to take excessive or unnecessary risks and are not reasonably likely to have a material adverse effect on us. In reaching this conclusion, Mr. Zalatoris and the compensation committee considered a variety of factors, including base compensation and the cash and equity incentive award opportunities available under our employment agreements. Management and the compensation committee believe that the combination of the following factors should lead to executive and employee behavior that is consistent with our overall objectives and risk profile: (1) our balancing of base compensation and performance-based incentive compensation; (2) use of multiple Company and individual performance measures; (3) reliance on both quantitative and qualitative assessments of performance; and (4) awarding shares of common stock that vest over a five-year period as part of both base and incentive compensation. Our base and incentive compensation have been allocated to achieve what Mr. Zalatoris and the compensation committee believe is an appropriate balance between incentive and retention objectives so as not to over-emphasize our short term performance at the expense of our long-term prospects. Mr. Zalatoris and the compensation committee believe that using several metrics, such as individual goals, our FFO growth and our total annual return to stockholders, properly balances our short-term and long-term objectives and allows the compensation committee and Mr. Zalatoris to use base and incentive compensation to guide the behavior of executives and employees in the direction that they believe is best for us and our stockholders and to avoid encouraging individual employees or groups of employees to engage in excessively risky courses of action in the misguided hope of accomplishing short-term personal gain at the expense of our overall performance and financial well-being. Mr. Zalatoris and the compensation committee believe that there are no incentive awards built into our compensation policies, practices and agreements that would cause a rational executive or employee to take excessive or unnecessary risks in pursuit of achieving a short-term or isolated improvement in a measure of our performance at the expense of weaker long-term, overall results for us and our stockholders.

**Communicating with Directors**

Persons wishing to communicate with our board, our non-management directors as a group or one or more individual directors, including our chairman in his capacity as our presiding director, may send communications in care of our corporate secretary who will forward the communication to the appropriate person or persons. Such communications may be anonymous and may be addressed to the board, our non-management directors or our chairman or another

director, in each case c/o corporate secretary, Inland Real Estate Corporation, 2901 Butterfield Road, Oak Brook, Illinois 60523.

Our non-retaliation policy prohibits us, or any of our employees, from retaliating or taking any adverse action against anyone for raising a concern. Persons preferring to raise their concerns in a confidential or anonymous manner may do so by contacting our ethics hotline at (888) 307-6342 or by contacting our general counsel, who will then refer the matter to the chairperson of the audit committee. The hotline is available twenty-four hours a day, seven days a week to receive reports of ethical concerns or incidents, including concerns about accounting, internal controls or auditing matters. Callers to this hotline may choose to remain anonymous. A complete copy of our Reporting and Non-Retaliation Policy (also known as a "whistleblower" policy) may be found through the "Investor Relations" link on our website at www.inlandrealestate.com.

**Nominating and Corporate Governance Committee**

The nominating and corporate governance committee is responsible for recommending director nominees to the board and develops and recommends corporate governance guidelines. The committee also prepares and supervises the board's review of director independence and the board's self-evaluation and makes recommendations to the board regarding committee assignments. All of the members of the committee satisfy the requisite independence standards of the New York Stock Exchange. Copies of our guidelines and the committee's charter are available on our website at www.inlandrealestate.com through the "Investor Relations" link. In addition, printed copies of our guidelines and the charter are available to any stockholder without charge by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

The committee considers all qualified candidates identified by members of the committee, by other members of the board of directors, by senior management and by stockholders. In recommending candidates for director positions, the committee takes into account many factors and evaluates each director candidate in light of, among other things, the candidate's experience, independence, skills and expertise based on a variety of factors, including the person's experience or background in real estate management, development or finance, regulatory matters or corporate governance. The committee evaluates each individual candidate by considering all appropriate factors as a whole, favoring active deliberation rather than the use of rigid formulas to assign relative weights to these factors. The Company's Charter requires that, at a minimum, at least one of our independent directors must have had at least three years of relevant real estate experience. The committee also considers diversity in its broadest sense, including persons diverse in geography, gender and ethnicity as well as representing diverse experiences, skills and backgrounds. Based on its overall assessment of each candidate, the committee recommends nominees to the board.

The committee considers diversity in the course of the annual nominating process and monitors the effectiveness of the nominating process through its self-evaluation process.

Stockholders must submit all recommendations for director nominations in accordance with the procedures specified in Article II, Section 14 of our bylaws. Generally, this requires that the stockholder submit the nominee's name, resume and biographical information to the attention of our corporate secretary. All proposals for nomination received by the corporate secretary in a timely manner will be presented to the committee. The committee follows the same processes and uses the same criteria for evaluating candidates proposed by stockholders, members of the board and members of senior management. The committee did not receive any recommendations from stockholders of director nominees for election to the board at this year's annual meeting.

As described above, a majority of the persons serving on our board must be "independent." Our board has considered transactions and relationships between each director or any member of his or her immediate family and us or our affiliates, including those reported under "Certain Relationships and Related Transactions" below. The board also reviewed transactions and relationships between (1) directors and their affiliates and (2) members of our senior management and their affiliates to determine whether any relationships or transactions were inconsistent with a determination that the director is independent.

The board affirmatively determined that the following persons standing for reelection to the board are independent: Ms. Lawton and Messrs. D'Arcy, Herter, McAuley and McWilliams. Each of these directors satisfies the independence standards contained in the New York Stock Exchange corporate governance rules, our Charter and bylaws and our Corporate Governance Guidelines and has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us.

**Audit Committee**

The audit committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications, independence and performance of the independent registered public accounting firm; and (4) the performance of our internal audit function. The report of the committee is included in this proxy statement. Mr. Herter is the chairperson and Ms. Lawton and Mr. McAuley are members of the audit committee. The board has determined that Messrs. Herter and McAuley qualify as "audit committee financial experts" as defined by the SEC and that each member of the committee is independent in accordance with the standards established by the SEC and the New York Stock Exchange, as well as the standards set forth in the audit committee charter. Please see Messrs. Herter's and McAuley's biographies, set forth on pages 16 and 17, respectively, hereof, for a description of the experience that the board considered in determining that he qualifies as an "audit committee financial expert." The audit committee charter may be found under the "Investor Relations" section of our website at www.inlandrealestate.com by clicking the "Governance Documents" link. In addition, a printed copy of the charter is available to any stockholder without charge by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

**Compensation Committee**

The compensation committee is responsible for determining the compensation that we pay to our chief executive officer and the other named executive officers and for approving the compensation structure for our other senior management. Each member of the committee is a "non-employee director," as defined by Section 16 of the Exchange Act, and an "outside director," as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended. Under its charter, the compensation committee may conduct or authorize investigations into or studies of matters within the committee's scope of responsibilities, and may retain, at the Company's expense, any independent counsel or other advisors as it deems necessary to assist it in carrying out its responsibilities, including sole authority to approve the consultant's fees and other terms of the engagement. The compensation committee charter is available on our website at www.inlandrealestate.com through the "Investor Relations" link. In addition, a printed copy of the charter is available to any stockholder without charge by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

**Code of Ethics**

Our board has adopted "Guidelines on Corporate Governance" that, along with the charters adopted by each board committee and our "Code of Ethics," provide the framework for our corporate governance. Our Code of Ethics applies to all of our employees, including our chief executive officer, chief financial officer and controller, and our directors. A complete copy of the Guidelines on Corporate Governance, the Code of Ethics and the committee charters may be found under the "Investor Relations" section of our website at www.inlandrealestate.com by clicking the "Governance Documents" link. In addition, printed copies of these materials are available to any stockholder without charge by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

## PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our board, acting on the recommendation of our nominating and corporate governance committee, has nominated the persons set forth below to serve as directors. Ms. Lawton and Messrs. D'Arcy, Herter, McAuley and McWilliams have been nominated to serve as independent directors. We know of no reason why any nominee will be unable to serve if elected. If any nominee would be unable to serve if elected, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of stockholders. The following gives information for each nominee, about the nominee's principal occupation and business, as well as the specific experience, qualifications, attributes and skills that led to the conclusion by the board that the nominee should serve as a director of the Company.

***Thomas P. D'Arcy***, age 53, has served as our chairman of the board since April 2008 and as an independent director since 2005. Mr. D'Arcy is a member of the nominating and corporate governance committee and the compensation committee. Mr. D'Arcy currently serves as the chief executive officer of American Realty Capital Healthcare Trust Advisors. From November 2009 until March 2012 Mr. D'Arcy was President and chief executive officer of Grubb & Ellis Company, an NYSE listed full service commercial real estate firm. Prior to Grubb & Ellis Company, Mr. D'Arcy served as a principal at Bayside Realty Partners, a private real estate company focused on acquiring and developing income producing commercial real estate. From 2001 to 2003, Mr. D'Arcy served as the chief executive officer of Equity Investment Group, a private real estate company owned by an investor group which included the Government of Singapore, the Carlyle Group and Northwestern Mutual Life Insurance Company. Prior to his tenure with Equity Investment Group, from 1995 to 2001 Mr. D'Arcy was the chairman of the board, president and chief executive officer of Bradley Real Estate, Inc., an NYSE traded real estate investment trust.

***Daniel L. Goodwin***, age 69, has served as a director since 2001 and served as our chairman of the board from 2004 to April 2008. Mr. Goodwin is a founder and the controlling stockholder, chairman of the board and chief executive officer of TIGI. A wholly owned subsidiary of TIGI has sponsored six REITs, including the Company, and 84 real estate exchange private placements and over 400 limited partnerships, which altogether have raised more than $18 billion from over 360,000 investors. TIGI and its affiliates have sponsored or own real estate investment and financial companies doing business nationwide with a presence in 46 states and managing assets in excess of $25 billion. Mr. Goodwin has over 40 years of experience in real estate and has overseen Inland companies operating the following businesses: real estate investment, commercial real estate brokerage, real estate securities, land development, construction, and mortgage banking and lending. Mr. Goodwin also serves as the chairman of the board and chief executive officer of Inland Bancorp, Inc., a multi-bank holding company whose subsidiaries include residential and commercial mortgage companies, alternative real estate loan companies and full service banks. He also served on the board of directors of the Illinois State Affordable Housing Trust Fund, the Board of Governors of Illinois State Colleges and Universities, as chairman of the American National Bank of DuPage, was chairman of the board of trustees of Northeastern Illinois University and chairman of the board of the DuPage Airport Authority. He currently serves as chairman of the Benedictine University board of trustees and is chairman of the National Association of Real Estate Trusts Public Non-listed REIT Council. Mr. Goodwin is a licensed real estate broker and a member of the National Association of Realtors, the Chicago Association of Realtors Hall of Fame, the Illinois Association of Realtors Hall of Fame and the National Association of Realtors Hall of Fame.

***Joel G. Herter***, age 75, has served as an independent director since 1997 and is the chairperson of the audit committee and a member of the nominating and corporate governance committee and the compensation committee. Since 1997, Mr. Herter has served as a senior consultant to Wolf & Company, LLP, certified public accountants. He was previously a partner of Wolf & Company, LLP from 1978 to 1997. Mr. Herter's business experience includes over thirty years as a practicing certified public accountant, providing accounting, auditing, tax and general business services including venture and conventional financing, forecasts and projections and strategic planning to a variety of industries. Mr. Herter is licensed as a certified public accountant in the state of Illinois and a member of the American Institute of

Certified Public Accountants and the Illinois CPA Society. Mr. Herter currently serves as a trustee of Elmhurst Memorial Hospital and Elmhurst College and as a director of Suburban Bank and Trust Company.

***Heidi N. Lawton***, age 50, has served as an independent director since 1994 and is the chairperson of the compensation committee, a member of the nominating and corporate governance committee and a member of the audit committee. Since 2010, Ms. Lawton has also served as a member of the board of directors and audit committee of Inland Diversified Real Estate Trust, Inc. Ms. Lawton is the managing broker and principal of Lawton Realty Group, Inc., a full service commercial real estate brokerage, development and management firm, which she founded in 1989. Ms. Lawton has over twenty years of experience acquiring, developing and managing, as well as arranging financing for, large commercial properties. Through her experiences she has developed skills in assessing risk and reading and writing financial reports. She has also successfully turned around failed developments and associations. Her areas of expertise include acquisitions for property development, structuring real estate investments, property conversions and implementing value add strategies. Ms. Lawton has been licensed as a real estate professional since 1982 and served as president of the Northern Illinois Commercial Association of Realtors in 2009.

***Thomas H. McAuley***, age 67, is an independent director who has served on our board since 2004 and is a member of our audit committee, compensation committee and nominating and corporate governance committee. Mr. McAuley also previously served on our audit committee from 2004 to 2006. He has extensive experience in real estate investment, development, management, underwriting and financing, and in his career he has cultivated a large number of relationships throughout the nation's real estate industry. Mr. McAuley currently serves on the boards of Alico, Inc. (NASDAQ: ALCO) and The Westervelt Company and is chairman of their respective audit committees. He is also chairman of the board of the Bank of Atlanta and serves on its audit committee and loan committee. He previously served on the board and audit committee of Forestar Group, Inc. Mr. McAuley is formerly the President of Inland Capital Markets Group, Inc., a subsidiary of TIGI, a position that he held from May 2005 to December 2009. From 1995 to 2003, he was chairman and chief executive officer of IRT Property Company, an Atlanta, Georgia based real estate investment trust traded on the New York Stock Exchange. Mr. McAuley is a licensed real estate broker in Florida, Georgia and South Carolina.

***Thomas R. McWilliams***, age 77, has served as an independent director since 2005 and is the chairperson of the nominating and corporate governance committee and a member of the compensation committee. Since 1968, Mr. McWilliams has been engaged in the brokerage and development of office, commercial and residential properties. Mr. McWilliams also serves as president of United Energy Associates, Incorporated, a full service energy management company. Mr. McWilliams also serves as president of American Lighting Efficiency Corporation, a lighting system design and build company. Mr. McWilliams has been involved in real estate brokerage, development and financing of commercial and residential properties for over 40 years.

***Joel D. Simmons***, age 54, has served as a director since 2000. Recently, Mr. Simmons joined BGC Partners, Inc. (NASDAQ: BGCP) as Executive Managing Director of BGC Real Estate Capital Partners. BGC Partners is a leading global provider of financial products and real estate services. Prior to joining BGC, Mr. Simmons served as an executive vice president of Grubb & Ellis Company, a commercial real estate services and investment company formerly listed on the NYSE. Prior to joining Grubb & Ellis, Mr. Simmons was a partner at Cohen Financial. During his 21 years with Cohen Financial, Mr. Simmons was personally responsible for over 900 real estate commercial debt and equity placements, developed many of its correspondent institutional lender relationships and assisted in the creation and growth of the company's mortgage banking platform. Mr. Simmons is also a current member of the board of directors of Albany Bank & Trust Co. of Chicago, a Chicago based bank, and Inland Bancorp, Inc. of Oakbrook, Illinois. Mr. Simmons is a member of the International Council of Shopping Centers (the "ICSC") and the ICSC Illinois State Committee.

**RECOMMENDATION OF THE BOARD**: The board recommends that you vote **"FOR"** the election of each of the seven nominees.

## DIRECTOR COMPENSATION

The following table sets forth all compensation of our directors for the fiscal year ended December 31, 2012, along with the total number of shares underlying each director's exercisable options as of December 31, 2012.

| Name | Fees Earned or Paid in Cash | Option Awards | Restricted Stock Awards | Total | Aggregate Number of Shares Underlying Option Awards as of December 31, 2012 |
|---|---|---|---|---|---|
| | ($) | ($)(1) | ($)(2) | ($) | (#) |
| Thomas P. D'Arcy | 105,067 | 382 | 60,000 | 165,449 | 9,000 |
| Daniel L. Goodwin | 51,067 | 382 | 60,000 | 111,449 | 5,000 |
| Joel G. Herter | 70,533 | 382 | 60,000 | 130,915 | 8,000 |
| Heidi N. Lawton | 72,233 | 382 | 60,000 | 132,615 | 8,000 |
| Thomas H. McAuley | 59,067 | 382 | 60,000 | 119,449 | 5,000 |
| Thomas R. McWilliams | 65,067 | 382 | 60,000 | 125,449 | 9,000 |
| Joel D. Simmons | 51,067 | 382 | 60,000 | 111,449 | 4,000 |

(1) On June 27, 2012, each director was granted an option to purchase 1,000 shares at an exercise price equal to $8.28 per share, the closing price of our common stock on the New York Stock Exchange on the trading day immediately prior to the date of grant. Each option will be exercisable on June 27, 2014 and will expire on June 27, 2022.

(2) On November 7, 2012, in connection with the adoption of a minimum stock ownership policy, the board of directors and the compensation committee of Inland Real Estate Corporation authorized the Company to issue to each director shares of restricted stock with a value of $60,000 as compensation for service pursuant to the Company's 2005 Equity Award Plan.

### Narrative to Director Compensation Table

During the fiscal year ended December 31, 2012, we paid each director an annual fee equal to $36,667, plus $1,200 for each meeting of the board or any committee of the board attended in person and $1,000 for each meeting of the board or any committee of the board attended via telephone. Further, we paid the chairperson of the compensation committee an annual fee of $4,167, the chairperson of the nominating and corporate governance committee $4,000 and the chairperson of the audit committee an annual fee equal to $6,667. In addition, we paid Mr. D'Arcy an annual fee of $50,000 for serving as the chairman of the board. We also reimbursed all directors for travel and other necessary business expenses incurred by them in performing their services as directors. If any of our employees would be elected or otherwise called upon to serve as a director, we would not compensate that employee for his or her service as a director.

In 2012, with input from Christenson Advisors LLC ("Christenson"), the independent outside compensation consultant retained by the nominating and governance committee, the board and the nominating and governance committee reviewed the compensation paid to the Company's directors. As part of this review, the Company's previous director compensation levels were compared to the director compensation levels at other publicly traded real estate investment trusts that are direct competitors of the Company (the "Direct Competitor Peer Group"), and a size-based peer group of publicly traded companies (the "Size-Based Peer Group").

The companies that comprised the Direct Competitor Peer Group are:

- Acadia Realty Trust
- Agree Realty Corp
- CBL & Associates Properties Inc.
- Cedar Realty Trust, Inc.
- DDR Corp
- Equity One, Inc.
- Federal Realty Inv. Trust
- Kimco Realty Corp.
- Kite Realty Group Trust
- National Retail Properties, Inc.
- Pennsylvania Real Estate Investment
- Ramco-Gershenson Properties Trust
- Realty Income Corp.
- Regency Centers Corp.
- Saul Centers, Inc.
- Tanger Factory Outlet Centers, Inc.
- Urstadt Biddle Properties Inc.

The companies that comprised the Size-Based Peer Group are:

- Acadia Realty Trust
- CapLease, Inc.
- Cedar Realty Trust, Inc.
- Cousins Properties Incorporated
- Education Realty Trust, Inc.
- First Potomac Realty Trust
- Hersha Hospitality Trust
- Investors Real Estate Trust
- LTC Properties Inc.
- RAIT Financial Trust
- Ramco-Gershenson Properties Trust
- Saul Centers, Inc.

Based on the review of the director compensation levels of these other companies relative to ours, the nominating and governance committee recommended and the board approved an increase in the annual fee to be paid to each director to $45,000, and an increase in the annual fee for any director serving as the chairperson of the audit committee, the compensation committee and nominating and corporate governance committee to $15,000, $10,000 and $9,000, respectively.

In addition to increasing the annual fees for directors and committee chairpersons, the nominating and governance committee recommended and the board approved an annual grant to each director of shares of restricted stock with a value of $60,000 to be issued pursuant to the Company's 2005 Equity Award Plan, subject to ratable vesting over a three-year period. The nominating and governance committee recommended and the board adopted a change to the Company's Guidelines on Corporate Governance establishing a policy on minimum stock ownership for non-employee directors (the "Minimum Ownership Policy"). The Minimum Ownership Policy provides that each non-employee director of the Company must, within four years of the later of (i) the date the policy became effective or (ii) becoming and continuing as a member of the board, and thereafter for the duration of his or her membership on the board, accumulate and hold at least an amount of shares of the Company's common stock that is equal in value to and not less in value than $240,000. For purposes of this minimum ownership requirement, unvested shares of restricted stock awarded as compensation for service as a director, ownership of interests that are exchangeable for shares of the Company's common stock, ownership of vested stock options (the value of such stock options and the number of shares that may be acquired on exercise thereof), ownership of shares by a non-employee director's immediate family members and/or trusts, foundations or other entities wherein the non-employee director has the ability to control the voting and/or disposition of the shares will be deemed ownership by such non-employee director.

### Compensation Committee Interlocks and Insider Participation

During 2012, Ms. Lawton and Messrs. D'Arcy, McAuley, McWilliams and Herter served as members of our compensation committee, and:

- no member of the compensation committee was an officer or employee of us or any of our subsidiaries, and no member of the compensation committee was an officer of the Company or any of our subsidiaries prior to 2012;
- neither the members of the compensation committee nor their immediate family members had a direct or indirect material interest in any transaction in which we were a participant and in which the amount involved exceeded $120,000;
- none of our executive officers was a director of another entity where one of that entity's executive officers served on our compensation committee; and
- none of our executive officers served on the compensation committee of another entity where one of that entity's executive officers served as our director.

### Meetings of the Board of Directors, Committees of the Board and Stockholders

During the fiscal year ended December 31, 2012, our board met 13 times, the audit committee met 5 times, the compensation committee met 5 times, and the nominating and corporate governance committee met 4 times. During 2012, all directors attended at least 75% of the meetings of our board and the committees of the board upon which they served during 2012. We encourage our directors to attend our annual meeting of stockholders, and in 2012, each director did so attend.

## AUDIT COMMITTEE REPORT

*The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Report by reference therein.*

In accordance with the audit committee's written charter, the committee oversees the Company's financial reporting process including evaluating the effectiveness of internal accounting, auditing and financial controls and procedures.

Management is responsible for the financial reporting process, preparing consolidated financial statements in accordance with U.S. generally accepted accounting principles and designing and implementing a system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Company's independent registered public accounting firm is responsible for auditing the financial statements. The audit committee is responsible for monitoring and reviewing these procedures and processes. The audit committee is comprised of three independent directors whose independence has been determined by the board of directors based on the standards set forth in the audit committee's charter, the Company's Charter and bylaws and the New York Stock Exchange listing standards. With the exception of Mr. Herter, the members of the audit committee are not professionally engaged in the practice of accounting or auditing. The audit committee relies in part, without independent verification, on the information provided to it and on the representations made by management and the internal auditors that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The audit committee also relies on the opinions of the Company's independent registered public accounting firm with regard to the consolidated financial statements and the effectiveness of internal control over financial reporting.

During the year ended December 31, 2012, the audit committee met five times. During these meetings, the members of the audit committee met separately and with members of the Company's management, the internal auditors and the Company's independent registered public accounting firm, KPMG LLP. The committee discussed numerous items at these meetings including KPMG's overall scope and plan for its year-end audit. As part of these discussions, the audit committee discussed the results of KPMG's audit and evaluation of the Company's internal controls. Further, the audit committee reviewed and discussed, with management, the internal auditors and KPMG, the Company's audited consolidated financial statements as of and for the year ended December 31, 2012. During the year ended December 31, 2012, management advised the committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) and reviewed significant accounting and disclosure items with the committee. The audit committee also discussed with KPMG all of the matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 114, "The Auditors' Communication with Those Charged with Governance," including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee also obtained a formal written statement from KPMG, describing all relationships between KPMG and the Company that might bear on KPMG's independence. Further the audit committee discussed any relationships that may have an impact on KPMG's objectivity and independence including a review of audit and non-audit fees and the written disclosures and letter from KPMG to the committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with the Audit Committees).

At certain of its meetings during 2012, the audit committee met with members of the Company's executive management team to review the certifications required to be provided under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission by the chief executive officer and chief financial officer. At these meetings, members of the Company's senior management team reviewed each of the certifications required by Sarbanes-Oxley concerning internal control over financial reporting.

Based on the above-mentioned review and discussions with management, the internal auditors and KPMG, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the Securities and Exchange Commission.

The Audit Committee

Joel G. Herter (Chairperson)
Thomas H. McAuley
Heidi N. Lawton

## COMPENSATION COMMITTEE REPORT

*The following Compensation Committee Report does not constitute soliciting material and should not be deemed filed with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Report by reference therein.*

The compensation committee has certain duties and powers as described in its charter. The compensation committee is currently comprised of the five non-employee directors named at the end of this report, each of whom is independent as defined by the New York Stock Exchange listing standards. The compensation committee has furnished the following report on executive compensation for the fiscal year ended December 31, 2012.

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis section contained in this proxy statement (the "CD&A"). Based on this review and the committee's discussions, the compensation committee has recommended to the board of directors (and the board of directors has approved) that the CD&A be included in this proxy statement on Schedule 14A.

The Compensation Committee
Heidi N. Lawton (Chairperson)
Thomas P. D'Arcy
Joel G. Herter
Thomas H. McAuley
Thomas R. McWilliams

## EXECUTIVE OFFICERS

The board of directors annually elects our executive officers. These officers may, subject to their respective employment agreements, be terminated at any time. Listed below is information about our executive officers.

***Mark E. Zalatoris***, age 55, has served as our president and chief executive officer since April 2008 and previously served as executive vice president and chief operating officer from 2004 to 2008, and as chief financial officer and senior vice president from 2000 to 2004. Prior to his responsibilities with the Company, Mr. Zalatoris was an executive at Inland Real Estate Investment Corporation from 1985 to 2000 with primary responsibility for asset management and due diligence functions. Mr. Zalatoris previously practiced as a certified public accountant, holds a general securities license, serves on the board of governors of the National Association of Real Estate Investment Trusts (the "NAREIT") and is a member of the International Council of Shopping Centers (the "ICSC"). Mr. Zalatoris received a Bachelor of Arts degree in Finance and a Masters of Accounting Science from the University of Illinois, Champaign-Urbana.

***Brett A. Brown***, age 48, has served as our executive vice president since 2011 and chief financial officer and treasurer since 2008. From 2008 to 2011, Mr. Brown served as our senior vice president. Mr. Brown joined us in May 2004 as vice president and chief financial officer. From 2000 to April 2004, Mr. Brown served as the senior vice president of financial reporting for Great Lakes REIT, an NYSE-listed REIT based in Oak Brook, Illinois, and held various other executive positions in finance and accounting at Great Lakes and its predecessor from 1988 to 2000. Mr. Brown is a member of the American Institute of Certified Public Accountants and the Illinois Certified Public Accountants Society, as well as the NAREIT and the ICSC. Mr. Brown graduated from Northern Illinois University in 1986 with a bachelor's degree in accounting.

***Beth Sprecher Brooks***, age 58, has served as our senior vice president since 2008 and as our general counsel and secretary since 2006. Ms. Sprecher Brooks joined us in November 2002, became assistant vice president in 2003 and vice president in 2005. Ms. Sprecher Brooks has concentrated her legal practice in the area of real estate since 1979 either as in-house counsel to a corporation or in the real estate department at a law firm. Ms. Brooks has vast experience in a broad range of areas in real estate, including acquisitions and sales, zoning work, leasing, and other areas of general corporate law. She is a member of the American Bar Association, Association of Corporate Counsel and ICSC. Ms. Sprecher Brooks received a Bachelor of Arts degree in American Studies from Georgetown University and a Juris Doctor Degree from Northwestern University School of Law.

***D. Scott Carr***, age 47, has served as our executive vice president of portfolio management and chief investment officer since 2011 and has served as the president of Inland Commercial Property Management, Inc. ("ICPM"), a subsidiary of the Company, since 1995. Mr. Carr became senior vice president of portfolio management in 2008. As president of property management, Mr. Carr oversees all aspects of property operations and leasing for the Company's 157 neighborhood, community, power and lifestyle shopping centers and single-tenant retail properties, totaling over 15 million square feet of gross leasable area (GLA). Mr. Carr is a member of the ICSC. He has achieved the professional designations of Senior Certified Shopping Center Manager and Senior Certified Leasing Specialist. Mr. Carr is also a licensed real estate broker in Illinois and Minnesota. Mr. Carr received a Bachelor of Arts degree in Economics from Loyola University, Chicago.

***William W. Anderson***, age 54, has served as our senior vice president of transactions since 2012. From 2000 to 2012, Mr. Anderson served as our vice president of transactions. Mr. Anderson is responsible for our acquisitions and dispositions of real property. Prior to 2000, Mr. Anderson held positions in sales, brokerage, and development with TIGI. Mr. Anderson has experience analyzing and negotiating the acquisition of shopping centers, apartments and net leased commercial properties. Mr. Anderson received a Bachelor of Science degree in finance from Northern Illinois University, and is an active member of the ICSC and the National Association of Realtors.

## COMPENSATION DISCUSSION AND ANALYSIS

### Overview

This compensation discussion and analysis explains the material elements of the compensation of Mark E. Zalatoris, Brett A. Brown, D. Scott Carr, Beth Sprecher Brooks and William W. Anderson (each, a "named executive officer" and collectively, the "named executive officers") for the fiscal years ended December 31, 2012, 2011 and 2010. This compensation discussion and analysis also summarizes the employment agreements entered into by us with each of our named executive officers governing compensation to be paid to our named executive officers for the fiscal year ending on December 31, 2013.

### General Philosophy and Objectives

Our compensation committee is responsible for establishing and overseeing our executive compensation policies and programs, which are designed to:

- attract, retain and motivate quality executives by providing fair and reasonable compensation;
- reward individual performance;
- align compensation with company performance; and
- align the interests of executives with those of our stockholders.

To accomplish these objectives, we have designed an executive compensation program with three major elements – base compensation and annual cash and restricted stock incentive awards.

- Base compensation provides a level of fixed compensation that will promote executive recruitment and retention.
- Annual cash incentive awards motivate executives and reward them for the achievement of personal goals and our financial and operating goals for the year.
- Annual restricted stock base compensation and incentive awards promote the creation of long-term stockholder value and align the interest of our executives with the interests of our stockholders, more closely than would cash compensation alone, by ensuring that a portion of total compensation is at risk and fluctuates in value with the price of our common stock. Compensating executives with restricted stock also fosters retention of our executives because the rights to these shares vest over a five year period at a rate of 20% per year.

We view these elements of compensation as related but distinct. We do not believe that significant compensation derived from one component of compensation should negate or offset compensation from other elements. We determine the appropriate level for each element of compensation based in part, but not exclusively, on competitive benchmarking and other considerations we deem relevant, such as rewarding executives for extraordinary individual and company performance.

A portion of each named executive officer's total compensation is tied to the operating and financial performance metrics "Funds From Operations" or "FFO" and Total Shareholder Return or "TSR." A reconciliation of FFO to net income for our three most recently completed fiscal years is included on page 60 of our Annual Report on Form 10-K, filed with the Commission on February 28, 2013, as amended on March 29, 2013. TSR as used herein is defined as the sum of: (1) the percentage change in our common stock price between January 1st and December 31st of the employment year; and (2) our distribution yield for the employment year (calculated by dividing (x) the total distributions paid per share of our common stock for the employment year by (y) the closing price for a share of our common stock on January 1st of the employment year). By linking incentive compensation with growth in both FFO and TSR, the compensation committee believes that incentive compensation more closely aligns the interests of our executives with those of our stockholders than if incentive compensation was linked to growth in FFO alone. The committee believes that

utilizing both criteria motivates our named executive officers to strive to achieve current improvements in our performance as measured by FFO as well as to create longer-term value for our stockholders that may ultimately be reflected in some combination of a higher market price for our common stock and increases in the amounts we pay as distributions.

Utilizing both performance metrics, as opposed to just one or the other, may keep executives motivated and incentivized under circumstances when using one metric alone otherwise would have left an executive without the possibility of an award for reasons beyond his or her control or the control of the Company. Using both metrics reduces the potentially arbitrary impact of a random or anomalous decrease in a given year in either FFO or TSR, which decrease might otherwise have resulted in no incentive award to a named executive officer who may have made decisions and taken actions that were the best available decisions and actions under the circumstances. For example, there might be years in which our stock price is influenced by factors beyond actions we have taken or could have taken or years in which an action or decision that is good for the long-term health of the Company may result in FFO growth that is lower in that year than it otherwise would have been in the absence of that action or decision. The committee believes that using both metrics motivates executives to give a more balanced consideration to both the Company's short-term performance as reflected in FFO and long-term health as reflected in the price of our stock without being entirely subject to downward movements in the broader stock market or other developments unrelated to our performance that nevertheless may negatively influence our stock price.

The committee believes it is important to reward our executives for achieving individual goals even when the growth rate in our FFO and TSR may not result in an award of incentive compensation for a particular year. Executives have a greater incentive to perform well if a portion of their compensation is tied directly to their individual performance and is not dependent upon our overall performance, and the committee believes that we will be in better position to achieve increases in future FFO and TSR if the individual goals set for each executive are achieved. Thus, each executive who achieves personal goals will be entitled to receive an award of cash and restricted stock, regardless of our level of performance.

**Determining Compensation**

In setting compensation levels, the committee takes into account our performance measured by growth in FFO per share and TSR, our strategic goals and the compensation practices of companies in the "Retail REIT Shopping Center Index" (the "NAREIT Peer Index") published by NAREIT, a real estate industry trade group which describes itself as the worldwide representative voice for REITs and publicly traded real estate companies with an interest in U.S. real estate and capital markets. Except as otherwise indicated, for the years ended December 31, 2012, 2011 and 2010, the following REITs comprised the NAREIT Peer Index:

- Acadia Realty Trust
- Alexander's Inc.
- Cedar Shopping Centers, Inc.
- DDR Corp.
- Equity One, Inc.
- Excel Trust, Inc.
- Federal Realty Inv. Trust
- Kimco Realty Corp.
- Kite Realty Group Trust
- Ramco-Gershenson Properties Trust
- Regency Centers Corp.
- *Retail Opportunity Investment Corp.
- Roberts Realty Investors, Inc.
- Saul Centers, Inc.
- Tanger Factory Outlet Centers, Inc.
- Urstadt Biddle Properties Inc.
- Weingarten Realty Investors

*2012 only

Our, compensation committee also considers, subjectively and without attributing any particular weight or significance to any particular item, each executive's past compensation, performance, experience level, role and responsibilities, as well as our overall financial performance, achievement of our strategic goals and competition in the marketplace for executive talent.

Members of the committee meet with, and consider the recommendations of, our chief executive officer and other directors and also meet in the absence of management to discuss compensation. Both our management and our compensation committee also review surveys of industry compensation practices, such as the NAREIT Compensation Survey, to provide themselves with relevant market data and to informally compare the proposed compensation with that paid by other REITs in the retail sector, and by all REITs with a total capitalization of between $1 billion and $2.49

billion and between 75 to 299 full-time employees. The following table reflects, for each element of compensation, where each named executive officer's compensation for 2012 fell as a percentage of the median within the range of companies used as general reference points:

**Compensation for 2012 as Percentage of Median Compensation in the 2011 NAREIT Compensation Survey**

**Companies with Total Capitalization between $1B - $2.49B**

| | Base Salary (1) | Total Annual Cash Compensation (2) | Long-Term Incentive Award | Total Remuneration |
|---|---|---|---|---|
| **Chief Executive Officer** | 88% | 45% | 20% | 46% |
| **Chief Financial Officer** | 107% | 69% | 19% | 54% |
| **Chief Investment Officer** | 128% | 81% | 17% | 72% |
| **General Counsel** | 101% | 68% | 22% | 86% |
| **SVP, Transactions** | 132% | 91% | 33% | 89% |

**Companies with between 75 and 299 Full-Time Employees**

| | Base Salary (1) | Total Annual Cash Compensation (2) | Long-Term Incentive Award | Total Remuneration |
|---|---|---|---|---|
| **Chief Executive Officer** | **88%** | **44%** | **16%** | **40%** |
| **Chief Financial Officer** | **96%** | **65%** | **24%** | **56%** |
| **Chief Investment Officer** | **125%** | **82%** | **30%** | **85%** |
| **General Counsel** | **94%** | **63%** | **34%** | **59%** |
| **SVP, Transactions** | **119%** | **87%** | **87%** | **92%** |

(1) For purposes of this column, the "base salary" of each of our named executive officers comprises the cash and restricted stock components of base compensation.

(2) For purposes of this column, the "total annual cash compensation" of each of our named executive officers comprises the cash component of base compensation and the cash incentive award.

The NAREIT Compensation Survey is proprietary, reflects the practices of a broad array of companies in the REIT industry generally, and does not identify the practices of any particular companies operating in these sectors. The compensation committee and management use the survey data to obtain a general understanding of current compensation practices and as a general reference. The compensation committee does not know the identity of the specific companies participating in the survey. Neither the compensation committee nor management ties its recommendations regarding compensation to any particular multiple or other metric presented in the survey data.

At the Company's annual meeting held in June 2012, more than 96.7% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The compensation committee believes this affirms stockholders' support of the Company's approach to executive compensation. The compensation committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

**2013 Employment Agreements**

We have entered into employment agreements with each of our named executive officers effective as of January 1, 2013, and expiring December 31, 2013. The new employment agreements provide for increases in base cash salary. In 2013, base cash salaries will be $520,000 for Mr. Zalatoris, $400,000 for Mr. Brown, $390,000 for Mr. Carr, $300,000 for Ms. Brooks and $290,000 for Mr. Anderson. Each of the new employment agreements also provides for an increase in the restricted stock component of base compensation, with increases ranging from $2,500 to $5,000 for each of the named executives.

Each named executive officer will continue to have incentive award opportunities based upon our performance relative to the NAREIT Peer Index, as measured by growth in FFO and TSR, as well as the achievement of personal goals. Under the new employment agreements, we will have achieved: (1) a "target" level of performance if the measure in question is both positive and equal to or greater than 100%, but less than 130%, of the median for the NAREIT Peer Index; and (2) a "high" level of performance if the measure is both positive and equal to or greater than 130% of the median for the NAREIT Peer Index. The compensation committee believes that the thresholds for "target" and "high" performance strike an appropriate balance between challenging our named executive officers to excel and drive our financial performance and providing compensation opportunities that are realistic and attainable and that will allow us to retain them.

Approximately two-thirds of the total value of each executive's incentive award opportunity will be in the form of a potential restricted stock award and the remainder will be in the form of cash. The total maximum possible restricted stock incentive award, as a percentage of base cash salary, is 66% for Mr. Zalatoris, 60% for Messrs. Brown and Carr and 48% for Ms. Brooks and Mr. Anderson. The total maximum possible cash incentive award, as a percentage of base cash salary, is 33% for Mr. Zalatoris, 30% for Messrs. Brown and Carr and 27% for Ms. Brooks and Mr. Anderson.

The 2013 agreements continue to provide for payments upon termination and a change of control, as discussed further below under "Potential Payments upon Termination or a Change of Control." In all other material respects, the new employment agreements are substantially similar to the 2012 employment agreements.

**2012 Employment Agreements**

Under the employment agreements in effect between January 1, 2012 and December 31, 2012, each named executive officer received a fixed amount of base compensation that includes a cash component and an equity component. The equity component for the named executive officers is a number of shares of restricted stock with a value on the date of grant equal to approximately 8% of total compensation for Mr. Zalatoris and approximately 4% of total compensation for Messrs. Brown, Carr, Anderson and Ms. Brooks. The rights of the executives to these shares of restricted stock vest 20% per year over five years. For 2012, each named executive officer was eligible to receive an incentive award only if the executive achieved certain agreed upon personal goals in the discretion of Mr. Zalatoris and the compensation committee or we achieved at least a "target" level of performance in one of the two company performance metrics. All awards of restricted stock are made pursuant to our 2005 Equity Award Plan.

**<u>Our level of performance for 2012</u>**

For 2012, a portion of each named executive officer's incentive compensation was based on our performance relative to the NAREIT Peer Index. We determined our performance by comparing the growth rate in our FFO and TSR from year to year versus the median growth rates in those measures of the companies in the NAREIT Peer Index. We would have achieved: (1) a "target" level of performance if the measure in question was equal to or greater than 100%, but less than 130%, of the median for the NAREIT Peer Index; and (2) a "high" level of performance if the measure was equal to or greater than 130% of the median for the NAREIT Peer Index.

For the year ended December 31, 2012, our growth rate in FFO and the median growth rate in FFO for the NAREIT Peer Index were equal to approximately 43.3% and 0.0%, respectively. We therefore achieved a "high" level of performance for 2012 as measured by our growth rate in FFO. Our growth rate in TSR and the median growth rate in TSR for the NAREIT Peer Index for 2012 were approximately 17.6% and 24.3%, respectively. We, therefore, did not achieve a "target" level of performance for 2012 as measured by our growth rate in TSR.

For 2012, the remaining portion of each named executive officer's incentive compensation was based on the executive's achievement of personal goals. The personal goals for the named executive officers were proposed by the officers and negotiated and agreed to by the compensation committee. The specific goals for 2012 reflect our confidential operating plans and our planning process and accordingly disclosing them would result in competitive harm to us. The personal goals were intended to be challenging and ambitious but also realistic enough to be reasonably attainable given a

concerted individual effort by the officer. The goals were intended to be achievable by the individual officers even if the Company's performance was not at a level at which the named executive officers would receive incentive compensation awards based on Company performance, so that those officers could be rewarded for strong individual performance when the Company's performance was adversely affected by factors beyond their control.

The compensation committee (with respect to Mr. Zalatoris) and Mr. Zalatoris (with respect to the other named executive officers) had discretion to determine whether to award this component of the incentive compensation for 2012. In making this determination, the compensation committee and Mr. Zalatoris assessed the extent to which each named executive officer met his or her personal goals during 2012.

**Cash incentive opportunity for 2012**

Each named executive officer had an opportunity to earn an annual cash incentive award in an amount equal to a percentage of his or her base cash salary for 2012. The maximum possible annual cash incentive award that each executive could have earned, expressed as a percentage of the executive's base cash salary for 2012, is set forth below:

**Maximum Possible Annual Cash Incentive Award (As Percentage of 2012 Base Cash Salary)**

| Mr. Zalatoris | Mr. Brown | Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| 34% | 30% | 27% | 24% |

Of the maximum possible annual cash incentive award, the amount actually awarded was the sum of three components. The first component, as set forth below, depended upon our level of performance for 2012 as measured by the growth rate in our FFO relative to the median growth rate in FFO of the companies listed in the NAREIT Peer Index:

| | First Component of Annual Cash Incentive Award (As Percentage of 2012 Base Cash Salary) | | | |
|---|---|---|---|---|
| | **Mr. Zalatoris** | **Mr. Brown** | **Mr. Carr** | **Ms. Brooks and Mr. Anderson** |
| **Granted automatically upon achieving "Target" FFO** .............................. | 7% | 7% | 6% | 6% |
| **Granted automatically upon achieving "High" FFO** .............................. | 11% | 10% | 9% | 8% |

The second component, as set forth below, depended upon our level of performance for 2012 as measured by the growth rate in our TSR relative to the median TSR of the companies included in the NAREIT Peer Index:

| | Second Component of Annual Cash Incentive Award (As Percentage of 2012 Base Cash Salary) | | | |
|---|---|---|---|---|
| | **Mr. Zalatoris** | **Mr. Brown** | **Mr. Carr** | **Ms. Brooks and Mr. Anderson** |
| **Granted automatically upon achieving "Target" TSR** | 7% | 7% | 6% | 6% |
| **Granted automatically upon achieving "High" TSR** | 11% | 10% | 9% | 8% |

The third component was fixed in the discretion of the compensation committee (with respect to Mr. Zalatoris) or Mr. Zalatoris (with respect to the other named executive officers) based upon a determination of whether the named executive officer achieved the personal goals agreed upon in advance. The award for the third component could have ranged from zero to the maximum percentage reflected below.

| | Third Component of Annual Cash Incentive Award (Maximum Possible As Percentage of 2012 Base Cash Salary) | | | |
|---|---|---|---|---|
| | **Mr. Zalatoris** | **Mr. Brown** | **Mr. Carr** | **Ms. Brooks and Mr. Anderson** |
| **Granted in the discretion of (i) the compensation committee (for Mr. Zalatoris based on a subjective assessment of his performance) or (ii) Mr. Zalatoris (for the other named executive officers based on an assessment of the achievement of their personal goals)** | 12% | 10% | 9% | 8% |

Because we achieved a "high" level of performance for 2012 as measured by the growth rate in our FFO, the first component of each award was equal to the following percentage of the executive officer's base cash salary: (1) 11% for Mr. Zalatoris; (2) 10% for Mr. Brown; (3) 9% for Mr. Carr; and (4) 8% for each of Ms. Brooks and Mr. Anderson. Because we did not achieve at least a "target" level of performance for 2012 as measured by the growth rate in our TSR, the second component of each award was equal to zero. Based on Mr. Zalatoris' subjective assessment of the performance of each other named executive officer relative to his or her personal goals for 2012, which included his consideration of a self-assessment by each of them, Mr. Zalatoris fixed the third component of each award, with the approval of the compensation committee, at the following percentage of the executive officer's base cash salary: (1) 9% for Mr. Brown; (2) 8% for Mr. Carr; (3) 7% for Ms. Brooks; and (4) 8% for Mr. Anderson. With respect to Mr. Zalatoris, the compensation committee fixed the third component of the award at 8% of Mr. Zalatoris' base cash salary. The award that

each named executive officer actually earned was equal to the sum of the three components, as discussed in "Cash and Restricted Stock Incentives Awards Made for 2012" below.

**Restricted stock incentive opportunity for 2012**

Each named executive officer had an opportunity to earn an annual restricted stock incentive award in an amount equal to a percentage of his or her base cash salary for 2012, payable in shares of our common stock at a price per share equal to the average of the high and low trading price of our common stock as reported by the New York Stock Exchange on the date of grant.

The maximum possible annual restricted stock incentive award that each executive could have earned, expressed as a percentage of the executive's base cash salary for 2012, is set forth below:

**Maximum Possible Annual Restricted Stock Incentive Award**
**(As Percentage of 2012 Base Cash Salary)**

| Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|
| 61% | 58% | 46% |

Of the maximum possible annual restricted stock incentive award, the amount actually awarded was the sum of three components. The first component, as set forth below, depended upon our level of performance for 2012 as measured by the growth rate in our FFO relative to the median growth rate in FFO of the companies listed in the NAREIT Peer Index:

**First Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2012 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted automatically upon achieving "Target FFO.....** | 13% | 12% | 10% |
| **Granted automatically upon achieving "High" FFO......** | 20% | 19% | 15% |

The second component, as set forth below, depended upon our level of performance for 2012 as measured by the growth rate in our TSR relative to the median TSR of the companies included in the NAREIT Peer Index:

**Second Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2012 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted automatically upon achieving "Target" TSR...** | 13% | 12% | 10% |
| **Granted automatically upon achieving "High TSR........** | 20% | 19% | 15% |

The third component was fixed in the discretion of the compensation committee or Mr. Zalatoris based upon a subjective determination of whether the named executive officer achieved the personal goals agreed upon in advance. The award for the third component could have ranged from zero to the maximum percentage reflected below:

**Third Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2012 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted in the discretion of (i) the compensation committee (for Mr. Zalatoris based on a subjective assessment of his performance) or (ii) Mr. Zalatoris (for the other named executive officers based on an assessment of the achievement of their personal goals)** .............. | 21% | 20% | 16% |

Because we achieved a "high" level of performance for 2012 as measured by the growth rate in our FFO, the first component of each award was equal to the following percentage of the executive officer's base cash salary: (1) 20% for Mr. Zalatoris; (2) 19% for each of Messrs. Brown and Carr; and (3) 15% for each of Ms. Brooks and Mr. Anderson. Because we did not achieve at least a "target" level of performance for 2012 as measured by the growth rate in our TSR, the second component of each award was equal to zero. Based on Mr. Zalatoris' subjective assessment of the performance of each other named executive officer relative to his or her personal goals for 2012, which included his consideration of a self-assessment by each of them, Mr. Zalatoris fixed the third component of each award, with the approval of the compensation committee, at the following percentage of the executive officer's base cash salary: (1) 18% for each of Mr. Brown and Mr. Carr; (2) 14% for Ms. Brooks; and (3) 16% for Mr. Anderson. With respect to Mr. Zalatoris, the compensation committee fixed the third component of the award at 14% of Mr. Zalatoris' base cash salary. The award that each named executive officer actually earned was equal to the sum of the three components, as discussed in "Cash and Restricted Stock Incentive Awards Made for 2012" below.

## Cash and Restricted Stock Incentive Awards Made for 2012

The total amount of the annual cash incentive award and restricted stock incentive award that each executive officer actually earned was equal to the sum of the amounts that correspond to the first component (FFO), the second component (TSR) and the third component (personal goals) with respect to each type of award. These totals are set forth in the table below:

**Annual Cash Incentive Award and Restricted Stock Incentive Award**
**(Total Amount Awarded for 2012)**

| Named Executive Officer | Cash Incentive Award | | Restricted Stock Incentive Award | |
|---|---|---|---|---|
| | (% of Cash Salary) | ($) | (% of Cash Salary) | ($) |
| **Mark Zalatoris** ........... | 19% | 97,104 | 34% | 173,757 |
| **Brett Brown**.............. | 19% | 73,535 | 37% | 143,220 |
| **D. Scott Carr**............. | 17% | 61,884 | 37% | 133,920 |
| **Beth Sprecher Brooks**..... | 15% | 44,080 | 29% | 85,260 |
| **William Anderson** ........ | 16% | 44,800 | 31% | 86,800 |

**2011 Employment Agreements**

Under the employment agreements in effect between January 1, 2011 and December 31, 2011, each named executive officer received a fixed amount of base compensation that includes a cash component and an equity component. The equity component for the named executive officers is a number of shares of restricted stock with a value on the date of grant equal to approximately 5% of their total base compensation. The rights of the executives to these shares of restricted stock vest 20% per year over five years. For 2011, each named executive officer was eligible to receive an incentive award only if the executive achieved certain agreed upon personal goals in the discretion of Mr. Zalatoris and the compensation committee or we achieved at least a "target" level of performance in one of the two company performance metrics. All awards of restricted stock are made pursuant to our 2005 Equity Award Plan.

**Our level of performance for 2011**

For 2011, a portion of each named executive officer's incentive compensation was based on our performance relative to the NAREIT Peer Index. We determined our performance by comparing the growth rate in our FFO and TSR from year to year versus the median growth rates in those measures of the companies in the NAREIT Peer Index. We would have achieved: (1) a "target" level of performance if the measure in question was equal to or greater than 100%, but less than 135%, of the median for the NAREIT Peer Index; and (2) a "high" level of performance if the measure was equal to or greater than 135% of the median for the NAREIT Peer Index.

For the year ended December 31, 2011, our growth rate in FFO and the median growth rate in FFO for the NAREIT Peer Index were equal to approximately 8.1% and 5.0%, respectively. We therefore achieved a "high" level of performance for 2011 as measured by our growth rate in FFO. Our growth rate in TSR and the median growth rate in TSR for the NAREIT Peer Index were negative for 2011, declining approximately 7.0% and 6.6%, respectively. We, therefore, did not achieve a "target" level of performance for 2011 as measured by our growth rate in TSR.

For 2011, the remaining portion of each named executive officer's incentive compensation was based on the executive's achievement of personal goals. The personal goals for the named executive officers were proposed by the officers and negotiated and agreed to by the compensation committee. The specific goals for 2011 reflect our confidential operating plans and our planning process and accordingly disclosing them would result in competitive harm to us. The personal goals were intended to be challenging and ambitious but also realistic enough to be reasonably attainable given a concerted individual effort by the officer. The goals were intended to be achievable by the individual officers even if the Company's performance was not at a level at which the named executive officers would receive incentive compensation awards based on Company performance, so that those officers would be rewarded for strong individual performance when the Company's performance was adversely affected by factors beyond their control.

The compensation committee (with respect to Mr. Zalatoris) and Mr. Zalatoris (with respect to the other named executive officers) had discretion to determine whether to award this component of the incentive compensation for 2011. In making this determination, the compensation committee and Mr. Zalatoris assessed the extent to which each named executive officer met his or her personal goals during 2011.

**Cash incentive opportunity for 2011**

Each named executive officer had an opportunity to earn an annual cash incentive award in an amount equal to a percentage of his or her base cash salary for 2011. The maximum possible annual cash incentive award that each executive could have earned, expressed as a percentage of the executive's base cash salary for 2011, is set forth below:

**Maximum Possible Annual Cash Incentive Award (As Percentage of 2011 Base Cash Salary)**

| Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|
| 40% | 36% | 30% |

Of the maximum possible annual cash incentive award, the amount actually awarded was the sum of three components. The first component, as set forth below, depended upon our level of performance for 2011 as measured by the growth rate in our FFO relative to the median growth rate in FFO of the companies listed in the NAREIT Peer Index:

**First Component of Annual Cash Incentive Award (As Percentage of 2011 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted automatically upon achieving "Target" FFO.....** | 7% | 5.5% | 5% |
| **Granted automatically upon achieving "High" FFO........** | 14% | 12.5% | 10% |

The second component, as set forth below, depended upon our level of performance for 2011 as measured by the growth rate in our TSR relative to the median TSR of the companies included in the NAREIT Peer Index:

**Second Component of Annual Cash Incentive Award (As Percentage of 2011 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted automatically upon achieving "Target" TSR.............** | 7% | 5.5% | 5% |
| **Granted automatically upon achieving "High" TSR................** | 14% | 12.5% | 10% |

The third component was fixed in the discretion of the compensation committee (with respect to Mr. Zalatoris) or Mr. Zalatoris (with respect to the other named executive officers) based upon a determination of whether the named executive officer achieved the personal goals agreed upon in advance. The award for the third component could have ranged from zero to the maximum percentage reflected below.

**Third Component of Annual Cash Incentive Award**
**(Maximum Possible As Percentage of 2011 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted in the discretion of (i) the compensation committee (for Mr. Zalatoris based on a subjective assessment of his performance) or (ii) Mr. Zalatoris (for the other named executive officers based on an assessment of the achievement of their personal goals)** .............. | 12% | 11% | 10% |

Because we achieved a "high" level of performance for 2011 as measured by the growth rate in our FFO, the first component of each award was equal to the following percentage of the executive officer's base cash salary: (1) 14% for Mr. Zalatoris; (2) 12.5% for each of Messrs. Brown and Carr; and (3) 10% for each of Ms. Brooks and Mr. Anderson. Because we did not achieve at least a "target" level of performance for 2011 as measured by the growth rate in our TSR, the second component of each award was equal to zero. Based on Mr. Zalatoris' subjective assessment of the performance of each other named executive officer relative to his or her personal goals for 2011, which included his consideration of a self-assessment by each of them, Mr. Zalatoris fixed the third component of each award, with the approval of the compensation committee, at the following percentage of the executive officer's base cash salary: (1) 10.7% for Mr. Brown; (2) 9.9% for Mr. Carr and (3) 9.0% for each of Ms. Brooks and Mr. Anderson. With respect to Mr. Zalatoris, the compensation committee fixed the third component of the award at 9.6% of Mr. Zalatoris' base cash salary. The award that each named executive officer actually earned was equal to the sum of the three components, as discussed in "Cash and Restricted Stock Incentives Awards Made for 2011" below.

**Restricted stock incentive opportunity for 2011**

Each named executive officer had an opportunity to earn an annual restricted stock incentive award in an amount equal to a percentage of his or her base cash salary for 2011, payable in shares of our common stock at a price per share equal to the average of the high and low trading price of our common stock as reported by the New York Stock Exchange on the date of grant.

The maximum possible annual restricted stock incentive award that each executive could have earned, expressed as a percentage of the executive's base cash salary for 2011, is set forth below:

**Maximum Possible Annual Restricted Stock Incentive Award**
**(As Percentage of 2011 Base Cash Salary)**

| Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|
| 45% | 39% | 36% |

Of the maximum possible annual restricted stock incentive award, the amount actually awarded was the sum of three components. The first component, as set forth below, depended upon our level of performance for 2011 as

measured by the growth rate in our FFO relative to the median growth rate in FFO of the companies listed in the NAREIT Peer Index:

**First Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2011 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted automatically upon achieving "Target FFO.......** | 8% | 7.5% | 7% |
| **Granted automatically upon achieving "High" FFO........** | 15% | 13% | 12% |

The second component, as set forth below, depended upon our level of performance for 2011 as measured by the growth rate in our TSR relative to the median TSR of the companies included in the NAREIT Peer Index:

**Second Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2011 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted automatically upon achieving "Target" TSR.....** | 8% | 7.5% | 7% |
| **Granted automatically upon achieving "High TSR..........** | 15% | 13% | 12% |

The third component was fixed in the discretion of the compensation committee or Mr. Zalatoris based upon a subjective determination of whether the named executive officer achieved the personal goals agreed upon in advance. The award for the third component could have ranged from zero to the maximum percentage reflected below:

**Third Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2011 Base Cash Salary)**

| | Mr. Zalatoris | Mr. Brown and Mr. Carr | Ms. Brooks and Mr. Anderson |
|---|---|---|---|
| **Granted in the discretion of (i) the compensation committee (for Mr. Zalatoris based on a subjective assessment of his performance) or (ii) Mr. Zalatoris (for the other named executive officers based on an assessment of the achievement of their personal goals)....................................** | 15% | 13% | 12% |

Because we achieved a "high" level of performance for 2011 as measured by the growth rate in our FFO, the first component of each award was equal to the following percentage of the executive officer's base cash salary: (1) 15% for Mr. Zalatoris; (2) 13% for each of Messrs. Brown and Carr; and (3) 12% for each of Ms. Brooks and Mr. Anderson. Because we did not achieve at least a "target" level of performance for 2011 as measured by the growth rate in our TSR, the second component of each award was equal to zero. Based on Mr. Zalatoris' subjective assessment of the performance of each other named executive officer relative to his or her personal goals for 2011, which included his consideration of a self-assessment by each of them, Mr. Zalatoris fixed the third component of each award, with the approval of the compensation committee, at the following percentage of the executive officer's base cash salary: (1) 12.6% for Mr. Brown; (2) 11.7% for Mr. Carr and (3) 10.8% for each of Ms. Brooks and Mr. Anderson. With respect to Mr. Zalatoris, the compensation committee fixed the third component of the award at 12% of Mr. Zalatoris' base cash

salary. The award that each named executive officer actually earned was equal to the sum of the three components, as discussed in "Cash and Restricted Stock Incentive Awards Made for 2011" below.

**Cash and Restricted Stock Incentive Awards Made for 2011**

The total amount of the annual cash incentive award and restricted stock incentive award that each executive officer actually earned was equal to the sum of the amounts that correspond to the first component (FFO), the second component (TSR) and the third component (personal goals) with respect to each type of award. These totals are set forth in the table below:

**Annual Cash Incentive Award and Restricted Stock Incentive Award (Total Amount Awarded for 2011)**

| Named Executive Officer | Cash Incentive Award | | Restricted Stock Incentive Award | |
|---|---|---|---|---|
| | (% of Cash Salary) | ($) | (% of Cash Salary) | ($) |
| Mark Zalatoris | 23.6% | 116,820 | 27% | 133,650 |
| Brett Brown | 23.2% | 81,154 | 25.6% | 89,584 |
| D. Scott Carr | 22.4% | 78,355 | 24.7% | 86,401 |
| Beth Sprecher Brooks | 19% | 52,991 | 22.8% | 63,589 |
| William Anderson | 19% | 51,319 | 22.8% | 61,583 |

**2010 Employment Agreements**

**Our level of performance for 2010**

For 2010, a portion of each named executive officer's total compensation was based on our performance relative to the NAREIT Peer Index. We determined our performance by comparing the growth rate in our FFO and TSR from year to year versus the median growth rates in those measures of the companies in the NAREIT Peer Index. We would have achieved (1) a "target" level of performance if the measure in question was equal to or greater than 100%, but less than 135%, of the median for the NAREIT Peer Index; and (2) a "high" level of performance if the measure was equal to or greater than 135% of the median for the NAREIT Peer Index.

Our growth rate in FFO and the median growth rate in FFO for the NAREIT Peer Index were negative for the year ended December 31, 2010, declining approximately 31.0% and 11.7%, respectively. Our growth rate in TSR and the median growth rate in TSR for the NAREIT Peer Index were equal to approximately 15.0% and 33.3%, respectively. We, therefore, did not achieve a "target" level of performance for 2010.

**Cash incentive opportunity for 2010**

Each named executive officer had an opportunity to earn an annual cash incentive award in an amount equal to a percentage of his or her base cash salary for 2010. The maximum possible annual cash incentive award that each executive could have earned, expressed as a percentage of the executive's base cash salary for 2010, is set forth below:

**Maximum Possible Annual Cash Incentive Award (As Percentage of 2010 Base Cash Salary)**

| Mr. Zalatoris | Other Named Executive Officers |
|---|---|
| 40% | 30% |

Of the maximum possible annual cash incentive award, the amount actually awarded was the sum of three components. The first component, as set forth below, depended upon our level of performance for 2010 as measured by the growth rate in our FFO relative to the median growth rate in FFO of the companies listed in the 2010 NAREIT Peer Index:

**First Component of Annual Cash Incentive Award**
**(As Percentage of 2010 Base Cash Salary)**

| | Mr. Zalatoris | Other Named Executive Officers |
|---|---|---|
| **Granted automatically upon achieving "Target" FFO** ............. | 7% | 5% |
| **Granted automatically upon achieving "High" FFO** ................. | 14% | 10% |

The second component, as set forth below, depended upon our level of performance for 2010 as measured by the growth rate in our TSR relative to the median TSR of the companies included in the NAREIT Peer Index:

**Second Component of Annual Cash Incentive Award**
**(As Percentage of 2010 Base Cash Salary)**

| | Mr. Zalatoris | Other Named Executive Officers |
|---|---|---|
| **Granted automatically upon achieving "Target" TSR** ............. | 7% | 5% |
| **Granted automatically upon achieving "High" TSR** ................. | 14% | 10% |

The third component was fixed in the discretion of the compensation committee (with respect to Mr. Zalatoris) or Mr. Zalatoris (with respect to the other named executive officers) based upon a determination of whether the named executive officer achieved the personal goals agreed upon in advance. The award for the third component could have ranged from zero to the maximum percentage reflected below.

**Third Component of Annual Cash Incentive Award**
**(Maximum Possible As Percentage of 2010 Base Cash Salary)**

| | Mr. Zalatoris | Other Named Executive Officers |
|---|---|---|
| **Granted in the discretion of (i) the compensation committee (for Mr. Zalatoris based on a subjective assessment of his performance) or (ii) Mr. Zalatoris (for the other named executive officers based on an assessment of the achievement of their personal goals)** ................ | 12% | 10% |

The annual cash incentive award that each executive officer actually earned was equal to the sum of the three components. Because we did not achieve at least a "target" level of performance for 2010 as measured by the growth rate in either our FFO or our TSR, the first two components were equal to zero, and the total cash incentive award was equal

only to the amount of the third component. The determination of the amount of the third component is discussed in detail in "Cash and Restricted Stock Incentive Awards Made for 2010" below.

**Restricted stock incentive opportunity for 2010**

Each named executive officer had an opportunity to earn an annual restricted stock incentive award in an amount equal to a percentage of his or her base cash salary for 2010. The maximum possible annual restricted stock incentive award that each executive could have earned, expressed as a percentage of the executive's base cash salary for 2010, is set forth below:

**Maximum Possible Annual Restricted Stock Incentive Award**
**(As Percentage of 2010 Base Cash Salary)**

| Mr. Zalatoris | Other Named Executive Officers |
|---|---|
| 45% | 36% |

The annual restricted stock incentive award that each executive officer actually earned was equal to a fraction, the numerator of which was the sum of the three components described below, and the denominator of which was the average of the high and low trading price of our common stock as reported by the New York Stock Exchange on the date of grant. The first component of the numerator, as set forth below, depended upon our level of performance for 2010 as measured by the growth rate in our FFO relative to the median growth rate in FFO of the companies listed in the 2010 NAREIT Peer Index:

**First Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2010 Base Cash Salary)**

| | Mr. Zalatoris | Other Named Executive Officers |
|---|---|---|
| **Granted automatically upon achieving "Target FFO................** | 8% | 7% |
| **Granted automatically upon achieving "High" FFO.................** | 15% | 12% |

The second component of the numerator, as set forth below, depended upon our level of performance for 2010 as measured by the growth rate in our TSR relative to the median TSR of the companies included in the NAREIT Peer Index:

**Second Component of Annual Restricted Stock Incentive Award**
**(As Percentage of 2010 Base Cash Salary)**

| | Mr. Zalatoris | Other Named Executive Officers |
|---|---|---|
| **Granted automatically upon achieving "Target" TSR..............** | 8% | 7% |
| **Granted automatically upon achieving "High" TSR.................** | 15% | 12% |

The third component of the numerator was fixed in the discretion of the compensation committee or Mr. Zalatoris based upon a subjective determination of whether the named executive officer achieved the personal goals agreed upon in advance. The award for the third component could have ranged from zero to the maximum percentage reflected below.

**Third Component of Annual Restricted Stock Incentive Award (As Percentage of 2010 Base Cash Salary)**

| | Mr. Zalatoris | Other Named Executive Officers |
|---|---|---|
| **Granted in the discretion of (i) the compensation committee (for Mr. Zalatoris based on a subjective assessment of his performance) or (ii) Mr. Zalatoris (for the other named executive officers based on an assessment of the achievement of their personal goals)** ............... | 15% | 12% |

Because we did not achieve at least a "target" level of performance for 2010 as measured by the growth rate in either FFO or TSR, the first two components were equal to zero and the numerator was equal to the third component. The determination of the amount of the third component is discussed in detail in "Cash and Restricted Stock Incentive Awards Made for 2010" below.

**Cash and restricted stock incentives actually awarded for 2010**

The compensation committee (with respect to Mr. Zalatoris) and Mr. Zalatoris (with respect to the other named executive officers) had discretion to determine whether to award the third component of the cash incentive award and restricted stock incentive award for 2010. In making this determination, the compensation committee and Mr. Zalatoris assessed the extent to which each named executive officer met his or her personal goals during 2010. The personal goals for the named executive officers were proposed by the officers and negotiated and agreed to by the compensation committee. The specific goals for 2010 reflect our confidential operating plans and information and our planning process and accordingly disclosing them would result in competitive harm to us. The personal goals are intended to be challenging and ambitious but also realistic enough to be reasonably attainable given a concerted individual effort by the officer. The goals are intended to be achievable by the individual officers even if the Company's performance is not at a level at which the named executive officers would receive incentive compensation awards based on Company performance, so that those officers can be rewarded for strong individual performance when the Company's performance is adversely affected by factors beyond their control.

Based on Mr. Zalatoris' subjective assessment of the performance of each other named executive officer relative to his or her personal goals for 2010, which included his consideration of a self-assessment by each of them, Mr. Zalatoris determined to award, with the approval of the compensation committee, the amounts listed in the table below. With respect to Mr. Zalatoris, the compensation committee reviewed and discussed a self-assessment and proposed award amount provided by Mr. Zalatoris and determined to award that amount to Mr. Zalatoris (which amount is also set forth in the table below:

| Named Executive Officer | Cash Incentive Award | | Restricted Stock Incentive Award | |
|---|---|---|---|---|
| | (% of Cash Salary) | ($) | (% of Cash Salary) | ($) |
| **Mark Zalatoris** ............. | 10% | $49,500 | 12% | $59,400 |
| **Brett Brown** ................... | 10% | $33,000 | 12% | $39,600 |
| **D. Scott Carr**.................. | 10% | $33,000 | 12% | $39,600 |
| **Beth Sprecher Brooks**... | 9% | $24,255 | 10% | $26,950 |
| **William Anderson** ......... | 8.5% | $22,440 | 10% | $26,400 |

**Effect of Regulatory Requirements on Executive Compensation**

Section 162(m). Under Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to herein as the "Code," certain limits are placed on the tax deductibility of compensation paid to our chief executive officer and our four other most highly compensated executives unless the compensation meets the requirement for "performance-based compensation" as set forth in the Code and the related regulations. Our compensation committee has considered the possible effect of Section 162(m) of the Code in designing our compensation programs and policies. Further, as long as we qualify as a REIT, we generally will not pay taxes at the corporate level and, therefore, losing the deductibility of compensation does not have a significant adverse impact on us. All compensation paid to these executives for the year ended December 31, 2012 was deductible under Section 162(m) of the Code.

To the extent that any part of our compensation expense is not deductible under Section 162(m) of the Code, we might be required to increase the amount of our distributions to our stockholders to maintain our status as a REIT or a larger portion of stockholder distributions might be subject to federal income tax as ordinary income rather than return of capital. Also, any compensation allocated to our taxable REIT subsidiaries whose income is subject to federal income tax would result in an increase in income taxes due to the inability to deduct the compensation. The committee will continue to take into account the materiality of any deductions that might be lost as well as the broader interests to be served by paying competitive compensation.

Section 409A. Section 409A of the Code generally affects the federal income tax treatment of most forms of deferred compensation (subject to limited grandfathering for certain deferred compensation arrangements in place on or prior to October 3, 2004) by accelerating the timing of the inclusion of the deferred compensation to the recipient for federal income tax purposes and imposing an additional federal income tax on the recipient equal to 20% of the amount of the accelerated income and, under certain circumstances, an additional interest charge. The committee considers the potential adverse federal income tax impact of Section 409A of the Code in determining the form and timing of compensation paid to our executives and other employees and service providers.

Section 280G and 4999. Sections 280G and 4999 of the Code limit a company's ability to deduct, and impose excise taxes on, certain "excess parachute payments" (as defined in Sections 280G and 4999 of the Code and related regulations) paid to each service provider (including an employee or officer) in connection with a change of control of the company (as set forth in Sections 280G and 4999 of the Code and related regulations). The committee considers the potential adverse tax impact of Sections 280G and 4999 of the Code, as well as other competitive factors, in structuring certain post-termination compensation or other compensation that might be payable to our executives and other employees and service providers in connection with a change of control of the company.

Accounting Rules. We account for stock-based employee compensation (currently stock options and restricted stock) using the fair value based method of accounting described in ASC Topic 718. We record the cost of awards with service conditions based on the grant-date fair value of the award. The cost of the awards is recognized over the vesting period. If an award is forfeited, no additional compensation expense is recognized. The committee considers the

accounting treatment of alternate grant proposals under ASC Topic 718 in determining the form and timing of equity compensation grants to employees, including our named executive officers.

**Summary Compensation Table**

The following table sets forth information concerning the compensation of our named executive officers for each of the last three completed fiscal years.

| Name and Principal Position | Year | Salary | Stock Awards | Non-Equity Incentive Plan Compensation | All Other Compensation | Total |
|---|---|---|---|---|---|---|
| | | ($)(1) | ($) | ($) | ($)(2) | ($) |
| Mark E. Zalatoris,........ | 2012 | 555,000 | 173,757 | 97,104 | 23,752 | 849,613 |
| President and Chief ..... | 2011 | 540,000 | 133,650 | 116,820 | 18,983 | 809,453 |
| Executive Officer......... | 2010 | 540,000 | 59,400 | 49,500 | 15,854 | 664,754 |
| Brett A. Brown,............ | 2012 | 400,000 | 143,220 | 73,535 | 12,416 | 629,171 |
| Chief Financial Officer | 2011 | 364,800 | 89,549 | 81,154 | 8,866 | 544,369 |
| | 2010 | 345,000 | 39,600 | 33,000 | 7,193 | 424,793 |
| D. Scott Carr, ............... | 2012 | 375,000 | 133,920 | 61,884 | 12,308 | 583,112 |
| Chief Investment Officer | 2011 | 364,800 | 86,401 | 78,355 | 8,921 | 538,477 |
| | 2010 | 345,000 | 39,600 | 33,000 | 7,470 | 425,070 |
| Beth Sprecher Brooks,. | 2012 | 302,250 | 85,260 | 44,080 | 9,937 | 441,527 |
| General Counsel........... | 2011 | 291,150 | 63,589 | 52,991 | 7,535 | 415,265 |
| | 2010 | 281,750 | 26,950 | 24,255 | 6,351 | 339,306 |
| William W. Anderson,. | 2012 | 292,000 | 86,800 | 44,800 | 9,762 | 433,362 |
| Senior Vice President .. | 2011 | 282,100 | 61,583 | 51,319 | 7,498 | 402,500 |
| of Transactions............ | 2010 | 276,000 | 26,400 | 22,400 | 6,620 | 331,420 |

(1) Includes the grant date value of restricted stock paid as base compensation as well as base cash compensation.

(2) The amount reported as "All Other Compensation" includes matching contributions to our 401(k) plan, amounts paid for a short-term disability policy, the value of distributions on unvested restricted stock and amounts paid for life insurance coverage.

**2012 Grant of Plan-Based Awards**

The following table provides information on the grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2012.

| Name | Grant Date | Estimated Future Payouts Under Equity Incentive Plan Awards - Target | Grant Date Fair Value of Stock Awards |
|---|---|---|---|
| | | (#) | ($) |
| Mark E. Zalatoris .................. | 06/27/12 | 16,160 (1)<br>5,440 (2) | 133,643<br>44,989 |
| Brett A. Brown........................ | 06/27/12 | 10,830 (1)<br>1,815 (2) | 89,564<br>15,010 |
| D. Scott Carr .......................... | 06/27/12 | 10,450 (1)<br>1,815 (2) | 86,422<br>15,010 |
| Beth Sprecher Brooks ............ | 06/27/12 | 7,690 (1)<br>1,480 (2) | 63,596<br>12,240 |
| William W. Anderson ............ | 06/27/12 | 7,450 (1)<br>1,450 (2) | 61,612<br>11,992 |

(1) Amounts reflect shares of restricted stock awarded as the annual restricted stock incentive award for the named executive officer's performance in 2011, which will vest 20% per annum.

(2) Amounts reflect shares of restricted stock awarded as deferred compensation under the named executive officers' employment agreement for 2012, which will vest 20% per annum and are potentially subject to forfeiture upon the termination of the executive officers' employment, as described under "Potential Payments Upon Termination or a Change of Control."

**2012 Outstanding Equity Awards at Fiscal Year-End**

The following tables set forth information with respect to all unexercised options and stock awards that have not vested for each of the named executive officers outstanding as of December 31, 2012.

| | | Option Awards | | | |
|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price | Option Expiration Date |
| | | | (#) (1) | ($) | |
| Mark E. Zalatoris .......... | 08/06/08 | 1,870 | 468 | 14.97 | 08/06/18 |
| | 08/19/09 | 2,250 | 2,250 | 7.89 | 08/20/19 |
| Brett A. Brown.............. | 08/06/08 | 602 | 150 | 14.97 | 08/06/18 |
| | 08/19/09 | 1,125 | 750 | 7.89 | 08/20/19 |
| D. Scott Carr ................. | 08/06/08 | 602 | 150 | 14.97 | 08/06/18 |
| | 08/19/09 | 1,125 | 750 | 7.89 | 08/20/19 |
| Beth Sprecher Brooks .... | 08/06/08 | 548 | 137 | 14.97 | 08/06/18 |
| | 08/19/09 | 918 | 612 | 7.89 | 08/20/19 |
| William W. Anderson .... | 08/06/08 | 534 | 134 | 14.97 | 08/06/18 |
| | 08/19/09 | 900 | 600 | 7.89 | 08/20/19 |

(1) 20% of options granted vest on each successive yearly anniversary of the date of the grant.

| | Stock Awards | |
|---|---|---|
| Name | Equity Incentive Plan Awards: Number of Shares or Units of Stock That Have Not Vested | Equity Incentive Plan Awards: Market Value of Shares or Units of Stock That Have Not Vested |
| | (#)(1) | ($) |
| Mark E. Zalatoris ................. | 44,153 | 370,002 |
| Brett A. Brown..................... | 22,337 | 187,184 |
| D. Scott Carr ...................... | 21,957 | 184,000 |
| Beth Sprecher Brooks .......... | 16,624 | 139,309 |
| William W. Anderson .......... | 16,201 | 135,764 |

(1) 20% of restricted shares of stock granted vest on each successive yearly anniversary of the date of the grant.

**2012 Option Exercises and Stock Vested**

The following table sets forth information concerning the amounts realized upon the exercise of options and vesting of stock awards during the year ended December 31, 2012 by each of the named executive officers.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise** | **Value Realized on Exercise** | **Number of Shares Acquired on Vesting** | **Value Realized on Vesting** |
| | **(#)** | **($)** | **(#)** | **($)** |
| Mark E. Zalatoris ........... | - | - | 8,626 | 69,008 |
| Brett A. Brown................ | - | - | 3,529 | 28,232 |
| D. Scott Carr .................. | - | - | 3,529 | 28,232 |
| Beth Sprecher Brooks ..... | - | - | 2,782 | 22,256 |
| William W. Anderson ..... | - | - | 2,742 | 21,936 |

## Potential Payments Upon Termination or a Change of Control

Under the employment agreements in effect for the fiscal year ending December 31, 2013, we are required to provide compensation and other benefits to the named executive officers in the event of a termination of employment. Some of the material terms and conditions of these rights are summarized below. In all material respects, these terms and conditions are substantially similar to those in the employment agreements that were in effect for the fiscal year ended December 31, 2012.

*Termination by the Company for Cause or Voluntarily by the Executive.* Under the employment agreements, we will have "cause" to terminate an executive's employment if, among other things, the executive fails to perform his or her duties under the employment agreement. If employment is terminated by us for "cause" or voluntarily by the executive, then within 30 days of the date of the termination, we will pay the executive:

- any accrued base salary;
- any accrued vacation pay;
- any accrued reimbursable expenses; and
- any accrued benefits, together with any benefits required to be paid or provided under applicable law.

In addition, any restricted stock awards issued to the executive which have not yet vested will immediately be forfeited.

*Termination by the Company without Cause or by the Executive for Good Reason.* Under the employment agreements, an executive will have "good reason" to terminate his or her employment agreement if: (1) we require the executive to relocate his or her principal residence to a location outside of the greater Chicago Metropolitan Area, (2) certain reductions are made to the executive's base salary or other compensation and benefits, or (3) we materially breach the provisions of the agreement. If employment is terminated by us "without cause" or by the executive for "good reason," then within 30 days of the date of the termination, we will pay the executive:

- any accrued base salary;
- any accrued vacation pay;
- any accrued reimbursable expenses;
- any accrued benefits, together with any benefits required to be paid or provided under applicable law;
- any accrued bonus, which has been determined for the prior year, but not yet paid;
- any accrued bonus for the current year prorated to the date of termination; and
- an amount equal to the sum of: (A) the executive's then current per annum base salary, plus (B) an amount equal to the annual cash incentive award which was paid to the executive for the fiscal year preceding the year of termination; provided, however, that the payment to the executive would, in no event, have exceed an amount which would cause the executive to receive an "excess parachute payment" as defined in the Code.

In addition, any restricted stock awards which have not yet vested will vest immediately and will no longer be subject to forfeiture.

*Termination by Company for Good Reason.* Under the employment agreements, we will have "good reason" to terminate an executive's employment if the executive fails to achieve the personal goals and objectives mutually agreed

upon between the executive and the board. If we terminate the executive's employment for "good reason," then within 30 days of the date of the termination, we will pay the executive:

- any accrued base salary;
- any accrued vacation pay;
- any accrued reimbursable expenses;
- any accrued benefits, together with any benefits required to be paid or provided under applicable law;
- any accrued bonus, which has been determined for the prior year, but not yet paid;
- any accrued bonus for the current year prorated to the date of termination; and
- an amount equal to 0.50 times the sum: (A) the executive's then current per annum base salary, plus (B) an amount equal to the annual cash incentive award which was paid to the executive for the fiscal year preceding the year of termination; provided, however, that the payment to the executive would, in no event, have exceed an amount which would cause the executive to receive an "excess parachute payment" as defined in the Code.

In addition, any restricted stock awards which have not yet vested will immediately be forfeited.

*Change of Control.* If employment under the agreement is terminated within one year of a "change of control," then within 30 days of the date of the termination, we will pay the executive:

- any accrued base salary;
- any accrued vacation pay;
- any accrued reimbursable expenses;
- any accrued benefits, together with any benefits required to be paid or provided under applicable law;
- any accrued bonus, which has been determined for the prior year, but not yet paid;
- any accrued bonus for the current year prorated to the date of termination; and
- an amount equal to 2.0 times the sum of: (A) the executive's then current per annum base salary; plus (B) an amount equal to the annual cash incentive award paid to the executive for the fiscal year immediately preceding the year of termination; plus (C) the aggregate dollar value of each of the restricted stock awards that was granted to executive for the fiscal year immediately preceding the year of termination; provided, however, that the payment to the executive will, in no event, exceed an amount which would cause the executive to receive an "excess parachute payment" as defined in the Code.

In addition, if the executive's employment is terminated within one year of a "change of control," then any restricted stock awards which have not vested will immediately vest and no longer be subject to forfeiture.

*Termination upon Death or Total Disability.* If employment under the agreement is terminated by reason of the death or "total disability" of the executive, then within 30 days of the date of the termination, we will pay the executive (or his or her estate or beneficiaries):

- any accrued base salary;
- any accrued vacation pay;
- any accrued reimbursable expenses;
- any accrued benefits, together with any benefits required to be paid or provided under applicable law.; and

- any accrued bonus.

In addition, any restricted stock or stock option awards issued to the executive which have not yet vested will vest immediately and no longer be subject to forfeiture.

The following table describes the payments, if any, to each named executive officer that would have been made upon the termination or change in control under the executive's current employment agreement, based on a hypothetical termination or change in control occurring on December 31, 2012. To the extent the determination of a payment amount requires the use of the price of our common stock, we used the closing price of our common stock on December 31, 2012. The amounts reflect the acceleration of benefits under the employment agreements, as well as benefits payable or other consequences under our benefit plans. There can be no assurance that a termination would produce the same or similar results as those shown below if it occurs on any other date or if any other price of our common stock is applicable.

| Name & Type of Termination | Cash | Accelerated Vesting | Total |
|---|---|---|---|
| | ($) | ($) | ($) |
| **Mark E. Zalatoris** | | | |
| By Company for cause or voluntarily by executive | — | — | — |
| By Company without cause or by executive for good reason | 907,681 | 370,002 | 1,277,683 |
| By Company for good reason | 589,271 | — | 589,271 |
| Within one year of a change of control | 1,901,801 | 370,002 | 2,271,803 |
| Upon death or total disability | 270,861 | 370,002 | 640,863 |
| **Brett A. Brown** | | | |
| By Company for cause or voluntarily by executive | — | — | — |
| By Company without cause or by executive for good reason | 697,909 | 187,184 | 885,093 |
| By Company for good reason | 457,332 | — | 457,332 |
| Within one year of a change of control | 1,418,160 | 187,184 | 1,605,344 |
| Upon death or total disability | 216,755 | 187,184 | 403,939 |
| **D. Scott Carr** | | | |
| By Company for cause or voluntarily by executive | — | — | — |
| By Company without cause or by executive for good reason | 664,159 | 184,000 | 848,159 |
| By Company for good reason | 429,982 | — | 429,982 |
| Within one year of a change of control | 1,365,316 | 184,000 | 1,549,315 |
| Upon death or total disability | 195,804 | 184,000 | 379,804 |
| **Beth Sprecher Brooks** | | | |
| By Company for cause or voluntarily by executive | — | — | — |
| By Company without cause or by executive for good reason | 482,331 | 139,309 | 621,640 |
| By Company for good reason | 305,836 | — | 305,836 |
| Within one year of a change of control | 1,011,500 | 139,309 | 1,150,810 |
| Upon death or total disability | 129,340 | 139,309 | 268,649 |
| **William W. Anderson** | | | |
| By Company for cause or voluntarily by executive | — | — | — |
| By Company without cause or by executive for good reason | 472,919 | 135,764 | 608,683 |
| By Company for good reason | 302,260 | — | 302,260 |
| Within one year of a change of control | 985,404 | 135,764 | 1,121,168 |
| Upon death or total disability | 131,600 | 135,764 | 267,364 |

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We reimburse affiliates of TIGI for various administrative services, such as payroll preparation and management, data processing, insurance consultation and placement, property tax reduction services and mail processing. These TIGI affiliates provide these services to us at cost. In the event that a service provider has revenues for any particular fiscal year that exceed its expenses for that year, the service provider will rebate the excess on a pro rata basis to us based on the proportion of its revenues attributable to us. Mr. Goodwin, one of our directors, is the controlling shareholder of TIGI. We pay for the aforementioned services on an hourly basis at rates that we believe are below market rates for comparable services. The hourly rate is based on the salary of the individual rendering the services, plus a pro rata allocation of overhead including, but not limited to, employee benefits, rent, materials, fees, taxes and operating expenses incurred by each entity in operating their respective businesses. Since January 1, 2012, we have incurred expenses for these services totaling approximately $1,672,000, which we included in our general and administrative expenses and property operating expenses. Additionally, we lease our corporate office space from an affiliate of TIGI. Payments under this lease since January 1, 2012, were approximately $590,000 and also were included in general and administrative expenses. As of April 18, 2013, TIGI, through affiliates, beneficially owned approximately 12.8% of our outstanding common stock. For accounting purposes however, we are not directly affiliated with TIGI or its affiliates.

On August 12, 2003, we entered into an agreement with Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of TIGI, to manage our investment in securities. We pay a fee of up to 1.0% per annum on the net asset value under management. Since January 1, 2012, we have paid approximately $122,000 for these services.

Effective January 1, 2013, the Company extended its joint venture relationship with Inland Private Capital Corporation ("IPCC"), a wholly owned subsidiary of TIGI that was formerly known as Inland Real Estate Exchange Corporation, by entering into a new agreement. This joint venture was formed in 2006 to facilitate the Company's indirect participation in tax-deferred exchange transactions pursuant to Section 1031 of the Internal Revenue Code using properties made available to the venture by the Company. A wholly owned subsidiary of the Company will be entitled to earn leasing fees and on-going property management fees under the joint venture agreement. We have undertaken certain contribution, reimbursement and indemnification obligations specified in the joint venture agreement. Our subsidiary coordinates the joint venture's acquisition, property management and leasing functions, and earns fees for services provided to the joint venture, including property management, asset management and leasing fees, as well as acquisition fees, which are split equally between our subsidiary and IPCC. We continue to earn property management, asset management and leasing fees on all properties acquired for this venture, even after all interests in the entity that owns the property have been sold to the investors. Since January 1, 2012, IPCC has received approximately $2.88 million in acquisition and asset management fees related to the joint venture, funded entirely by third parties.

On June 7, 2010, we formed a joint venture with PGGM, a leading Dutch pension fund administrator and asset manager. We are the managing partner of the PGGM joint venture and earn fees for acquisitions, asset management, property management, leasing and other services provided to the venture. In April 2012, we substantially completed the overall acquisition goals of the joint venture under the initial partnership agreement. The joint venture acquired $467 million of grocery-anchored and community retail centers located in Midwestern U.S. markets pursuant to this initial agreement. The Company contributed assets from its consolidated portfolio and PGGM contributed its 45% share of the equity of the properties contributed by the Company, and each party contributed capital for acquisitions of new properties. Since January 1, 2012, Inland Institutional Capital Partners ("ICAP"), a wholly owned subsidiary of TIGI, received $332,972 from us in exchange for advisory services ICAP provided in connection with the establishment of the venture. ICAP describes itself as an investment adviser registered with the SEC that specializes in sourcing private equity and identifying large scale investment opportunities for public and private real estate companies and REITs sponsored by TIGI. We have no further obligations to pay ICAP in connection with this venture.

Since January 1, 2012, we paid a total of approximately $292,241 in mortgage brokerage fees to Grubb & Ellis Company ("Grubb & Ellis") in connection with three mortgage loan transactions pursuant to which we received total loan proceeds of $66.5 million. The lenders in these transactions were selected by the Company from among other lenders

using a competitive process based on objective criteria such as the terms of the loans being offered. Because the lenders we selected are exclusively represented by Grubb & Ellis, we would not have been able to consummate the loan transactions with these lenders unless we worked through Grubb & Ellis. One of our directors, Joel Simmons, had an indirect personal interest as a broker in these transactions that he estimated as approximately $292,241, of which Mr. Simmons has actually received approximately $0. In light of the Grubb & Ellis Chapter 11 bankruptcy filing, it is unclear whether Mr. Simmons will receive his estimated interest in the remainder. Mr. Simmons served as an executive vice president of Grubb & Ellis until April 2012. Mr. Simmons also owned a non-material amount of shares of Grubb & Ellis common stock prior to its bankruptcy. Thomas P. D'Arcy, one of our independent directors, served as the president, chief executive officer and a member of the board of directors of Grubb & Ellis until April 2012. Mr. D'Arcy did not participate in these transactions and does not have a material interest in them.

Since January 1, 2012, we paid a total of approximately $223,250 in mortgage brokerage fees to BGC Real Estate Capital Partners ("BGC") in connection with four mortgage loan transactions pursuant to which we received total loan proceeds of $44.7 million. The lenders in these transactions were selected by the Company from among other lenders using a competitive process based on objective criteria such as the terms of the loans being offered. Because the lenders we selected are exclusively represented by BGC, we would not have been able to consummate the loan transactions with these lenders unless we worked through BGC. One of our directors, Joel Simmons, had an indirect personal interest as a broker in these transactions that he estimated as approximately $223,250, of which Mr. Simmons has actually received approximately $87,000.

**Policies and Procedures with Respect to Related Party Transactions**

Our code of ethics applies to all of our employees (including all officers) and directors and addresses conflicts of interest generally. The code of ethics requires, among other things, that the board approve transactions that involve a conflict of interest. Our Charter also contains provisions that limit our ability to engage in certain transactions, including transactions with our directors and their affiliates (as defined in the Charter). Our Charter requires, among other things, that these related party transactions must be approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular transaction with a director or a director's affiliate, the disinterested directors are required by our Charter to consider the terms and conditions of the transaction relative to the terms and conditions available from unaffiliated third parties and whether the transaction involving the director is fair and reasonable to us.

## PROPOSAL NO. 2 – RATIFY APPOINTMENT OF KPMG LLP

The audit committee has selected KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2013. We traditionally ask our stockholders to ratify the selection even though your approval is not required. Further, even if you do not approve the selection of KPMG, we will not replace them for this year due to the added expense and delay that would result from replacing them and selecting a new firm. Instead, the audit committee will consider the negative vote as a direction to consider a different firm next year.

Representatives of KPMG will attend the annual meeting. These representatives will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate stockholder questions.

**RECOMMENDATION OF THE BOARD**: The board recommends that you vote "**FOR**" the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2013.

## FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the fees for professional services rendered by KPMG LLP for the audit of our annual financial statements and internal control over financial reporting for the fiscal years ended December 31, 2012 and 2011, together with fees for audit-related services and tax services rendered by KPMG LLP for the fiscal years ended December 31, 2012 and 2011, respectively.

| Description | Fiscal year ended December 31, 2012 | | 2011 |
|---|---|---|---|
| | $ | | $ |
| Audit Fees | 1,020,000 | (1) | 1,082,500 |
| Audit-Related Fees | – | | – |
| Tax Fees (2) | 542,247 | (3) | 473,570 |
| All Other Fees | – | | – |
| **TOTAL** | **1,562,247** | | **1,556,070** |

(1) Total includes Audit fees of $60,000 incurred in connection with IN Retail Fund LLC, our joint venture with the New York State Teachers' Retirement System and $63,000 incurred in connection with INP Retail LP, our joint venture with PGGM.

(2) Tax fees are comprised of tax compliance, tax advice and tax planning fees.

(3) Total includes tax fees of $19,175 incurred in connection with IN Retail Fund LLC and $59,325 incurred in connection with INP Retail LP.

### Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees paid to KPMG and actively monitors the relationship between audit and non-audit services provided by KPMG. The audit committee must pre-approve all services provided by our independent registered public accounting firm and the fees charged for these services. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval. The audit committee concluded that all services rendered by KPMG during the years ended December 31, 2012 and 2011 respectively, were consistent with maintaining KPMG's independence. Accordingly, the audit committee has approved all of the services provided by KPMG. As a matter of policy, we will not engage our primary independent registered public accounting firm for non-audit services other than "audit related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, KPMG to ensure that the SEC's auditor independence rules are satisfied.

## INTRODUCTORY NOTE – PROPOSAL 3(a) AND PROPOSAL 3(b)

Our board has conducted a review of the Company's organizational documents, including its current Charter and bylaws in relation to the board's strategic objectives and the Company's business plan and in comparison to other NYSE-listed REITs similar to the Company. As a result of that review process, our board has concluded that our existing Charter should be amended and restated.

First, as described in more detail in connection with Proposal 3(a) below, the current Charter includes numerous provisions that although previously required to be included to sell securities in compliance with various state securities laws, rules and regulations, are no longer required for us as an exchange-listed company. These provisions may affect many aspects of our board's and the Company's operations and may ultimately limit our ability to most effectively operate our business and advance our strategic objectives. In Proposal 3(a), we are proposing to amend and restate the Charter to remove these provisions. Our board has found this amendment and restatement of the Charter to be advisable and is recommending that you vote "FOR" Proposal 3(a).

Second, as described in more detail in connection with Proposal 3(b) below, the current Charter contains additional provisions that impose limitations on the Company's authority under Maryland law or otherwise do not accord with practices that have emerged among NYSE-listed REITs that, like the Company, are incorporated in Maryland. We believe that revising these provisions to follow Maryland law and otherwise to accord with other NYSE-listed REITs will provide us with greater flexibility in advancing our strategic objectives and implementing our business plan. In Proposal 3(b), we are proposing to amend and restate the Charter to revise these provisions. Our board has found this amendment and restatement of the Charter to be advisable and is recommending that you vote "FOR" Proposal 3(b).

## PROPOSAL 3(a) – AMEND AND RESTATE THE CHARTER TO REMOVE PROVISIONS ORIGINALLY INCLUDED TO COMPLY WITH THE "NASAA REIT GUIDELINES"

The shares of our common stock have been listed for trading on the NYSE since 2004. At the time we were formed and raised capital through a series of "best efforts" offerings, however, we were not listed on the NYSE. Instead, we fell into a category of companies known as non-listed REITs, and we were required to register our offerings with various state securities administrators. Many of the states in which we registered our securities required REITs offering securities to residents of their state to comply with the standards set forth in the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc., which is referred to herein as the "NASAA REIT Guidelines" or "Guidelines." Much like we started, non-listed REITs typically begin as "blind pools," which means they initially own no assets, do not generally have employees, and are managed by external advisors. These external advisors are paid fees for their services based on, among other things, assets under management and purchases or sales of assets. The charter provisions required by the Guidelines consist of substantive restrictions on a REIT's operations including on certain types of fees that may be paid to external advisors and on transactions between the non-listed REIT and its external advisor or affiliates thereof. These restrictions apply to a REIT that is making a public offering of securities that are not listed for trading on a national securities exchange or designated for quotation on an over-the-counter market. We are no longer raising capital through this type of public offering, and we do not intend to do so in the near future. We completed our last "best efforts" offering as a non-listed REIT in 1998, and we have been a self-managed REIT with no external advisor since 2000. In contrast, REITs that, like the Company, make a public offering of securities that are listed on the NYSE are not required to comply with the Guidelines. Hence, the charter of an NYSE-listed REIT like the Company generally does not contain many of the provisions described below that were originally included in our current Charter to comply with the Guidelines.

As a result of the Guidelines and in contrast to the charter of a typical NYSE-listed REIT, our current Charter also contains provisions that are redundant with provisions contained in the Maryland General Corporation Law or "MGCL." We believe that the limitations included in our Charter which derive from the NASAA REIT Guidelines at a minimum may create interpretive questions and may result in uncertainty which could affect our ability to operate our business and advance our strategic objectives. Other provisions that were originally included in our Charter to comply with the Guidelines impose conditions on our board or limit the board's authority in a manner that is not typical of the charter of an

NYSE-listed REIT. We believe that by removing the NASAA-mandated provisions and amending and restating our Charter so that it instead follows Maryland law, under which we are organized, the resulting Charter will be more similar to those of other NYSE-listed REITs incorporated in Maryland. Although we do not believe that these provisions have caused the Company to lose an acquisition opportunity or to have practically limited the Company's operations to date, we also believe that in the future, these provisions could have an adverse effect on the Company by preventing us from being able to respond quickly to changing circumstances or taking advantage of certain opportunities. For example, the provisions of the current Charter that were originally included to comply with the Guidelines could require the Company to get approval of the holders of a majority of our common stock to engage in certain asset or merger transactions for which the MGCL, absent these provisions, would not require a stockholder vote. Similarly, these provisions could require the Company to get appraisals for one or more properties to conduct certain transactions even if the board in its business judgment does not believe that the appraisal would contribute material information to its consideration of the transactions. The time and expense required to conduct such a stockholder vote or get such an appraisal could result in our inability to consummate transactions the board believes to be in our stockholders' interest or in unnecessary delay or expense in doing so. Because they impose additional restrictions on our directors that are not required under the MGCL or typical of NYSE-listed REITs, they may also prevent us from attracting or retaining executive officers or directors in the future.

Despite the benefits we believe would result from amending and restating our Charter as proposed herein, deleting the provisions described below from the current Charter will affect the rights of our stockholders. For example, transactions that violate a corporation's Charter may be voidable if challenged by a stockholder. In addition, as noted above, after these provisions are removed, under the MGCL, the Company may be able to engage in certain transactions without seeking the approval of stockholders for which stockholder approval is required under the current Charter. We believe the Charter provisions required by the Guidelines were designed to impose certain limits during the time that we were externally managed. We became a self-managed REIT in 2000, and our shares of common stock have been listed on the NYSE since 2004. Consequently, we believe that the provisions described in this Proposal 3(a) are unduly burdensome and restrictive and are no longer in the best interest of the Company and our stockholders.

The following summarizes the principal changes that we are asking stockholders to approve in this Proposal 3(a) to those provisions originally included in the current Charter to comply with the NASAA REIT Guidelines.

1. **Article VI, Sections 3(c) and 3(d). Common Stock Approval Rights.** If adopted, this proposal would delete these provisions entirely. Section 3(c) requires the affirmative vote of the holders of a majority of our common stock to amend the Charter, dissolve or liquidate the Company or remove directors. We believe this provision is redundant. Under the MGCL and the amendments to the Charter we are proposing in Proposal 3(b), after deletion of Section 3(c) of the Charter, amendment of the Charter, dissolution of the Company, the transfer of all or substantially all of the assets of the Company and removal of a director will generally require the affirmative vote of the holders of a majority of our stock entitled to vote thereon. Section 3(d) provides that in certain votes of stockholders, including those required under Section 3(c), the votes of certain directors and certain affiliates are not counted. We believe the intent of this provision under the Guidelines was to limit the voting power of our former sponsor or external advisor prior to our becoming a self-managed REIT. We became a self-managed REIT in 2000. Therefore, we believe Section 3(d) to be obsolete.

2. **Article VI, Section 6. Liability of Stockholders.** If adopted, this proposal would delete this provision entirely. Section 6 provides that the Company's stock will be nonassessable. All of our stock sold in the "best efforts" offerings described above is nonassessable. Under rules promulgated by the SEC, any additional stock we offer in registered public offerings is also required to be nonassessable.

3. **Article VII, Section 1. Number and Classification of Directors.** Our existing Charter requires that a majority of our board will consist of "Independent Directors," with "independence" defined in accordance with the NASAA REIT Guidelines. If adopted, this proposal would delete certain aspects of this provision requiring, among other things, that all of our non-independent directors have at least three years of relevant experience and at least one of our independent directors have three years of relevant real estate experience. NYSE rules require that a majority of our

board will continue to consist of independent directors. All of our current independent directors meet the NYSE standard for independence, and we do not expect that removing the director requirements originally included to comply with the Guidelines will affect the composition of our board. In the future, however, it is possible that a person who would not be considered "independent" under the Guidelines would, nevertheless, add an important element to our board. So long as the person satisfies the test of independence under the NYSE rules, we believe that our Nominating and Corporate Governance Committee should be able to nominate the person to our board.

4. **Article VII, Section 6. Indemnification.** We are proposing to amend this provision to provide that the Company shall indemnify our directors and officers to the maximum extent permitted by law. Section 6 currently includes limitations on indemnification and insurance of and advancement of expenses to our directors that were originally included to comply with the Guidelines. The MGCL generally permits a corporation to indemnify its directors and officers for losses, liabilities and expenses unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. We believe these are appropriate limits to indemnification because they describe acts or omissions that are presumptively not in the interest of the Company and for which, therefore, it is not appropriate that the Company would bear the risk. We are proposing to delete the additional limitations imposed in Article VII, Sections 6(a), 6(b) and 6(c) of the current Charter.

   We believe indemnification to the maximum extent permitted by the MGCL is appropriate because the Company can only act through its directors and officers. Hence, when they act in their capacity as directors and officers, our directors and officers are acting for and on behalf of the Company and not for their own account. It is appropriate that the Company generally should bear the risk for those actions because they are, effectively, the Company's own actions. Moreover, in the absence of indemnification, we would be shifting the risks from those actions onto our directors and officers while internalizing the benefits from them. For this reason, the limitations on indemnification imposed by the Guidelines are uncharacteristic of NYSE-listed companies generally, and of NYSE-listed REITs like the Company in particular. The market for talented and experienced nominees to stand for election as director and executives to serve as officers is competitive. Although we have not yet encountered difficulty in attracting qualified director nominees or officers, it is possible that in the future the best candidates will be attracted by other firms that do not have indemnification limitations as onerous as those that were originally included in the current Charter to comply with the Guidelines.

   In connection with the aforementioned revisions to remove limitations on indemnification of directors originally included to comply with the Guidelines, we are also proposing to remove the limitations on advancements to directors for legal and other expenses and costs in Section 6(c) and on purchase of directors' and officers' insurance in Section 6(d). We believe these changes are appropriate in connection with the proposed removal of limitations on indemnification of directors as described above.

   When a director or officer is entitled to indemnification, the Company believes that the authority to advance expenses under the Charter may assist in the defense of claims against the director or officer by, for example, enabling him or her to hire legal counsel, and thereby reduce the Company's ultimate cost. To be most effective, we believe that the ability to advance expenses under the Charter should follow the MGCL as do the proposed indemnification provisions discussed above. Otherwise, the limitations on advancement of expenses in the current Charter may diminish a director's financial ability to defend against claims and losses for which the Company may ultimately be financially responsible under the proposed amendments to the indemnification provisions of the Charter. Under the MGCL, a director or officer who seeks advancement of expenses must undertake to repay any amount advanced by the Company if it is ultimately determined that the director's or officer's action or omission did not meet the standards for indemnification.

We also propose to delete the limitations in Section 6(d) on the insurance coverage that the Company may purchase on behalf of directors and officers. The Company purchases insurance on behalf of directors and officers in order to help defray its financial risk in connection with the indemnification provisions described above. We believe that removing the limitations regarding purchase of insurance in Section 6(d) will help us continue to attract qualified and experienced director nominees and executives. When they act on behalf of the Company, directors and officers undertake significant personal financial risk arising from potential claims relating to their acts or omissions to act. The Company participates in a competitive market for director nominees and executives, and the ability to help mitigate the personal financial risks to directors and officers relating to their acts on behalf of the Company is an important factor in competing successfully in that market.

5. **Article VII, Section 11. Distributions.** This provision requires certain timing of and disclosure of information about distributions. If adopted, this proposal would delete this provision entirely. First, the board believes that the Charter should not dictate the timing of distributions, particularly if changing the frequency of payment may save the Company money. The Company estimates that if distributions had been paid on a quarterly, instead of a monthly, basis in 2012, the costs associated with distribution payments would have been reduced by approximately $65,000. Pursuant to disclosure requirements applicable to the Company as a public reporting company under the Exchange Act, the Company will continue to provide stockholders with information of the type required by this section on a quarterly and annual basis detailing the amount of funds distributed and the Company's financial condition and results of operations. Finally, although the Company has no present intent to pay any "distributions in kind," there could be circumstances in the future where doing so may be in the best interest of the Company and its stockholders, and we believe the board should have the authority to do so in the exercise of its business judgment.

6. **Article VII, Section 12. Distribution Reinvestment Program.** If adopted, this proposal would delete this provision entirely. The Company currently has a distribution reinvestment plan in effect and discloses the terms and conditions in the plan.

7. **Article VII, Section 14. Termination of the Company.** If adopted, this proposal would delete this provision entirely. Dissolution and winding up of the Company is governed by the MGCL. In Proposal 3(b) we are proposing that dissolution of the Company will continue to require the affirmative vote of holders of a majority of the Company's issued and outstanding stock entitled to vote thereon.

8. **Article VII, Section 15. Transactions with Affiliates.** If adopted, this proposal would delete this provision entirely. Section 15 limits our ability to engage in transactions with affiliates. We believe the intent of this provision under the Guidelines was to restrict transactions between us and our external advisor prior to our becoming a self-managed REIT. An external advisor may have had the opportunity or right to earn fees in connection with an affiliate transaction. Therefore, we believe this provision to be obsolete. In the present context, affiliates could include entities that we control. We believe that the decision to conduct transactions with affiliates, especially with entities we control, is best left to the business judgment of the board.

9. **Article VII, Section 16. Limitation on Total Operating Expenses.** If adopted, this proposal would delete this provision entirely. Section 16 sets forth limits on our total operating expenses. Removing this provision creates a risk that our expenses may exceed the limits in the future, which could affect our financial condition and results of operations. Under the current Charter, if we exceed these limits, however, our independent directors have the power to determine that the excess is justified. For the year ended December 31, 2012, our expenses did not exceed the limits and we do not currently believe that our expenses will exceed the limits in the future. Nevertheless, to provide the Company flexibility to implement its business plan, we believe that decisions regarding our expense levels are best left to the business judgment of our board.

10. **Article VII, Section 17. Limitation on Borrowing.** If adopted, this proposal would delete this provision entirely. Section 17 limits the amount that we may borrow to 300% of our "net assets," as defined in the Guidelines. We currently have no intent to borrow the maximum permitted by the current Charter. As of December 31, 2012, we had borrowed $746,576, which is equal to approximately 99% of our "net assets." Removing this provision could result in our becoming more leveraged which might have a material effect on our financial condition and results of

operations. Nevertheless, our board believes that the elimination of these restrictions is advisable, and will provide us with greater flexibility in our operations as well as the ability to expand our investment and capital market opportunities.

11. **Article VII, Section 18. Real Estate Commissions / Section 20. Acquisition Fees and Expenses.** If adopted, this proposal would delete these provisions entirely. Sections 18 and 20 contain limits on the amount of real estate commissions (Section 18) and acquisition fees and expenses (Section 20) that we may pay in connection with the sale or acquisition of a particular property. We believe that these limits may be relevant to an externally managed REIT, for which the external advisor might be able to control decisions regarding sales or acquisitions that could result in payment of fees to the advisor. We are a self-managed REIT. Any fees or expenses that we may pay in connection with any acquisition or disposition are paid to third parties. Our executive officers are not compensated based on asset sales or acquisitions. Even if they were, those would be elements of our executive compensation practice subject to the oversight of our Compensation Committee and would not involve the direct payment of fees to those persons.

12. **Article VII, Section 21. Determination of Consideration.** If adopted, this proposal would delete this provision entirely. Section 21 addresses how the purchase price for an asset is determined. We believe that the purchase price of an asset is determined in negotiations between the parties to the transaction and a Charter provision is unnecessary. Among other factors, we believe that the board should have discretion whether to require an appraisal in the case of an affiliated transaction for the purpose of establishing the purchase price.

13. **Article VII, Section 22. Fiduciary Duty.** If adopted, this proposal would delete this provision entirely. Section 22 states that the Company's directors shall have a fiduciary duty to the stockholders of the Company. Our directors are held to the standard of conduct imposed under the MGCL, which requires a director to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. We believe the vague language originally included in the Charter to comply with the Guidelines that appears in Section 22 may create ambiguity as to the standard required of our directors. Deleting this section would clarify that our directors are held fully to the standard imposed by the MGCL.

14. **Article VII, Section 23. Review of Investment Policies.** If adopted, this proposal would delete this provision entirely. Section 23 requires the directors to review and monitor the Company's administrative procedures, investment operations and borrowing policies and determine that they are being carried out. These provisions are more restrictive than required for an NYSE-listed company organized in Maryland and more restrictive than are commonly contained in charters of other REITs similar to the Company. Moreover, we believe this provision does not provide any guidance to the board on what is expected of this review. Instead, we believe that stockholders are already and, after deletion of this provision, will continue to be protected by MGCL provisions that require a director to act in accordance with the standard of care described above. The board is responsible for adopting policies and supervising management's implementation of those policies with respect to the Company's operations, finances, accounting and risk. As a public reporting company under the Exchange Act, the Company reports on aspects of that responsibility in its annual and quarterly reports.

15. **Article VII, Section 24. Limitation on Organization and Offering Expenses.** If adopted, this proposal would delete this provision entirely. Section 24 established limits on the expenses paid by the Company in its initial public offering. The Company's initial public offering was completed many years ago. As a result, this section is no longer applicable.

16. **Article IX. Investment Restrictions.** If adopted, this proposal would delete this article entirely. This article requires a majority of the Company's independent directors to approve the Company's investment policies. Further, Article IX outlines a number of restrictions on the type of assets in which the Company may invest or establishes conditions on the investments. For example, clause (a) of Article IX states that not more than 10% of our assets may be unimproved real property. Clause (b) states that we may not invest in commodities or commodity futures contracts

except for hedging purposes. Clauses (c) through (e) prohibit investments in mortgage loans without an appraisal or if the aggregate of all mortgage loans secured by the invested or unimproved property exceeds 85% of the appraised value or that are subordinate to any mortgage or equity interest of any director or affiliate thereof. Clause (f) prohibits investments in equity securities unless approved by a majority of the board, including a majority of the independent directors, as being fair, competitive and commercially reasonable. Clause (g) prohibits the Company from issuing: (i) redeemable equity securities; (ii) debt securities unless the historical debt service coverage as adjusted for known charges is sufficient to properly service the higher level of debt; (iii) options or warrants to purchase shares of the Company's common stock to any director or their affiliates except on the same terms as sold to the general public provided that the Company may issue options or warrants to persons not affiliated with the Company at exercise prices not less than the fair market value of the securities on the date of grant and for consideration; and (iv) options or warrants to directors or affiliates that exceed an amount equal to 10% of the outstanding shares the Company's common stock. Clause (h) requires a majority of the board to determine that the consideration paid for any investments in real property be based on the fair market value of the property. Clause (i) states that the Company may not invest in indebtedness secured by a mortgage on real property which is subordinate to the lien of other indebtedness except when the amount of the junior debt plus the amount of any senior debt does not exceed 90% of the value of the property. Clause (j) prohibits the Company from engaging in trading, as compared with investment activities. Clause (k) prohibits the Company from engaging in underwriting or the agency distribution of securities issued by others.

In each case, we believe our board should have the authority, in the exercise of its business judgment, to decide what type of assets we should invest in or the type of transactions in which we may engage. Although currently we have no plans to make any of the investments limited by Article IX, we believe that increased flexibility could be advantageous and that the limitations are not characteristic of the charter of an NYSE-listed REIT. Nevertheless, deleting this Article may increase the risk that we will pursue transactions such as those referenced above, which, if the investments perform poorly, could adversely affect our results of operations and the value of your investment in us.

17. **Article X. Access to Records.** If adopted, this proposal would delete this article entirely. The MGCL contains provisions that would continue to govern the access that stockholders would have to our books and records and the rights of a stockholder to inspect our list of stockholders. Importantly, the MGCL sets limits on who may inspect or review a corporation's books and records or stockholder list. If this Article is deleted, the rights of stockholders to inspect and copy certain corporate documents, including the ability to obtain a list of stockholders, will be limited to the rights provided for under the MGCL. These rights are more restrictive than those included in our current Charter. Maryland law allows any stockholder of a corporation to inspect the corporation's bylaws, minutes of stockholder proceedings, annual statements of affairs and voting trust agreements on file at the corporation's principal office and to request a statement showing all stock and securities issued by the corporation during a specified period of not more than twelve months before the date of the request. However, Maryland law permits only stockholders who for at least six months have been stockholders of record of at least five percent of the outstanding stock of any class of the corporation to inspect the corporation's books of account and stock ledger, to request a statement of the corporation's affairs and to request a stockholder list. Our current Charter provides that any stockholder may request a copy of the stockholder list in connection with matters relating to stockholders' voting rights, the exercise of stockholder rights under federal proxy laws or for any other proper and legitimate purpose. Our board believes that these revisions increase the Company's ability to protect the privacy of its stockholders. We believe the changes also enhance our anti-takeover defenses by making it more difficult for a potential acquirer to acquire shares or to contact stockholders for the purpose of trying to influence our management. Although we believe the changes are in the best interest of the Company, the proposed amendments may discourage others from trying to acquire control of us, which may reduce your ability to liquidate your investment in us or to receive a control premium for your shares. The proposed changes may also make it more difficult for our stockholders to communicate with each other to influence our management, which could result in policies, actions or board composition that are not as favorable to you as they might otherwise be.

18. **Article XI. Reports and Meetings.** If adopted, this proposal would delete this article entirely. This article sets forth requirements regarding the type of information to be included in the Company's annual report, including a report from the independent directors that the policies being followed by the Company are in the best interest of the stockholders and the basis for this determination. The Company believes that substantially all of the requirements set forth in this article are similarly required by various provisions of the federal securities laws and complied with by the Company in its various filings under the Exchange Act. We would, however, no longer be subject to a Charter requirement to distribute an annual report with the following information specified by the Guidelines: the ratio of the cost of raising capital during the period to the capital raised, the total operating expenses of the Company stated as a percentage of average invested assets and as a percentage of net income, and a report from the independent directors that the policies being followed by the Company are in the best interests of our stockholders and the basis for such determination. As a public reporting company, however, we will still continue to be subject to the rules and regulations promulgated by the SEC related to annual reports as well as the general provisions of MGCL requiring us to prepare an annual statement of affairs. Thus, we expect to continue distributing an annual report to our stockholders with disclosure of the information required under the rules and regulations of the SEC.

19. **Article XII. Conversion Transactions.** If adopted, this proposal would delete this article entirely. This article requires stockholders representing at least 66% in "interest of the shares" and all of the independent directors to approve certain transactions involving the Company in which the Company stockholders would receive securities in a surviving entity having a substantially longer duration or materially different investment objectives and policies or that could provide significantly greater compensation to management from that which is described in the Company's prospectus for its initial public offering. We believe that this article is ambiguous and unnecessary. The Company is an infinite-life entity, and it is impossible for a surviving entity to have a substantially longer duration. Further, the Company does not expect to undertake a conversion transaction with any other entity other than a REIT, and if that other REIT were to have different investment objectives or policies such as investing in different types of properties, the Company believes its board should have the discretion to determine whether that type of transaction would be in the best interest of the Company and its stockholders. Because the Company was managed and advised by a third party for its initial public offering, its prospectus did not describe any compensation for management because it did not have any employees. Therefore, that particular provision has no effect.

20. **Article XIII. Roll-ups.** If adopted, this proposal would delete this article entirely. This article imposes procedural protections relating to transactions in which our stockholders must exchange their shares for securities of another entity (a "roll-up transaction"). Among other protections, an appraisal of the Company's assets as of a date immediately prior to the announcement of the proposed roll-up transaction and certain other requirements must be obtained from an independent expert in connection with any roll-up transaction. Stockholders who vote against any proposed roll-up transaction must be given the choice of (a) accepting the securities of the roll-up entity or (b) either (i) remaining as stockholders of the Company and preserving their interests therein on the same terms and conditions as existed previously, or (ii) receiving cash in an amount equal to their proportionate share of the appraised value of the Company. In addition, the Company is prohibited from participating in any roll-up transaction in which certain stockholder rights in the roll-up entity such as voting and access to records are less than those currently provided to stockholders of the Company. Further, if the roll-up transaction is not approved by the stockholders, the costs of the roll-up transaction may not be borne by the Company. Although deleting this article may reduce certain rights of stockholders, we believe the deletion may increase our flexibility to enter into a roll-up transaction that our board and our stockholders may determine to be in our best interest.

In addition to the proposed amendments to the Company's Charter particularly described above, we are also proposing to amend the Charter to integrate all of the proposed changes to the Charter that are approved by stockholders at the Annual Meeting, to conform cross-references and section titles and to make other immaterial typographical and drafting changes throughout the Charter, to remove provisions that are no longer applicable by their express terms and to restate the Charter to incorporate all previously approved amendments and articles supplementary in one document. None of these ministerial amendments would materially affect the rights or preferences of our stockholders. We believe that

these amendments and the restatement are advisable in order to simplify reference to the Company's Charter for our stockholders, directors, officers, employees, agents and advisors.

The summary above of Proposal 3(a) is qualified in its entirety by the complete text of the proposed Fifth Articles of Amendment and Restatement which is attached hereto as Exhibit A and reflects all of the amendments to the Charter that we are proposing to be approved at the Annual Meeting in both this Proposal 3(a) and Proposal 3(b). The text of the proposed Fifth Articles of Amendment and Restatement has been marked in Exhibit B to reflect all the proposed amendments from the current Fourth Articles of Amendment and Restatement, including the amendments contemplated by this Proposal 3(a).

Approval of this Proposal 3(a) at the Annual Meeting will require the affirmative vote of the holders of a majority of all the shares of our common stock entitled to be cast, which means that AN ABSTENTION OR FAILURE TO VOTE COUNTS AS A VOTE "AGAINST" PROPOSAL 3(a). This Proposal 3(a) is not a "routine matter" subject to broker discretionary voting under applicable NYSE rules. If you hold your shares in "street name" and do not provide voting instructions to your broker, a broker "non-vote" may occur and your shares will not be voted on this Proposal 3(a). A BROKER NON-VOTE COUNTS AS A VOTE "AGAINST" PROPOSAL 3(a).

**RECOMMENDATION OF THE BOARD**: The board has found the amendment and restatement of the Charter proposed in this Proposal 3(a) to be advisable, and therefore, the board recommends that your vote "**FOR**" Proposal 3(a).

**PROPOSAL 3(b) – AMEND AND RESTATE THE CHARTER TO ACCORD WITH THE PRACTICES OF OTHER REITS LISTED ON THE NEW YORK STOCK EXCHANGE**

In our review of the charters of other NYSE-listed REITs, we have also identified practices that have evolved since adoption of the Company's current Charter. In this Proposal 3(b), we are proposing to amend and restate the current Charter to accord with these practices, which we believe will have positive effects for the Company and our stockholders. In particular as described in more detail below, we are proposing to clarify the effect of the board's reclassification of our authorized shares of stock on the total number of authorized shares of stock, to remove references to the Maryland Control Share Acquisition Act, to update the board's authority to make authoritative determinations with respect to the Company, to update the stock ownership and transfer restrictions that help the Company to maintain its REIT qualification under the Code and to clarify the majority voting requirement for certain actions by our stockholders. We believe these changes will improve the Company's flexibility to advance its strategic objectives and implement its business plan to its benefit and the benefit of its stockholders.

1. **Article VI, Section 1. Authorized Shares.** If adopted, this proposal would add language clarifying that, if the board classifies or reclassifies shares of one class of stock into shares of another class of stock, the number of authorized shares of the former class will be automatically decreased and the number of shares of the latter class will be automatically increased, in each case by the number of shares so classified or reclassified so that the aggregate number of shares of stock of all classes that the Company has authority to issue does not exceed the currently authorized amount of 512,000,000, which we are not proposing to change. We believe this clarification will provide us flexibility to respond to the Company's changing capital requirements and developments in the equity capital markets over time. Subject to the obligations of our directors to fulfill fiduciary or other duties and comply with standards of conduct imposed on them by the MGCL or other applicable state or federal law, rule or regulation, the Company represents that it will not, without the prior approval of its common stockholders, issue any series of stock specifically for any defensive or anti-takeover purpose, including to implement any stockholder rights plan for such purpose. The Company may issue stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes, which despite not having a defensive or anti-takeover purpose may have the effect of making an acquisition of the Company more difficult or costly.

2. **Article VI, Section 3(b). Control Shares.** If adopted, this proposal would delete this provision entirely. Section 3(b) provides that the Maryland Control Share Acquisition Act shall not apply to acquisitions of a "Control Share," as defined in that act, by an Existing Holder, which is an obsolete concept in the stock ownership and transfer restrictions in the current Charter that we are proposing to delete. Upon adoption of this amendment, we intend to amend our bylaws to provide that the Maryland Control Share Acquisition Act shall not apply to any acquisition of the stock of the Company.

3. **Article VII, Section 8. Determinations by the Board.** If adopted, this proposal would add language to this provision clarifying the board's authority to make authoritative determinations with respect to the Company. Section 8 authorizes the board to make conclusive and binding determinations about certain matters within the board's general authority to manage the business and affairs of the Company under the MGCL. We believe the specific authorities granted to the board by the proposed amendment may fall within the board's existing general authority under the MGCL. Nevertheless, we believe this amendment is advisable to clarify the areas in which the board may make authoritative determinations. We believe this increased clarity will contribute to more efficient oversight of the Company's management and implementation of our business plan.

4. **Article VIII. Restriction on Transfer and Ownership of Shares.** In order to maintain the Company's tax-preferred REIT qualification under the Code, any five persons, as defined under the Code, may not own 50% or more of the shares of the Company's stock. In addition, the Code imposes limitations on stock ownership by affiliates of the Company's tenants. To help assure that the Company meets these requirements and thereby preserve the value of the Company's REIT qualification for all our stockholders, the Company's Charter has included ownership and transfer

restrictions for the Company's stock since the time we were formed and first raised capital. Although we believe that no violation of the aforementioned stock ownership limitations for REITs under the Code has occurred under the current Charter, we also believe the proposed amendments to the ownership and transfer restrictions for our common stock accord with practices that have evolved in the charters of NYSE-listed REITs like the Company and will help to mitigate further any risk to the Company's REIT qualification. Under the current Charter, the general ownership limit is set as 9.8% of our stock, and we are not proposing to amend that general limit at this time. If adopted, this proposal would not amend the stock ownership and transfer restrictions that apply to our Series A Preferred Stock. The stock ownership and transfer restrictions in our current Charter will continue to apply to our Series A Preferred Stock with no changes except, if this proposal is adopted, to conform section numbering and cross-references and to clarify that certain defined terms apply only to our Series A Preferred Stock by inserting the words "Series A" before those terms.

If adopted, this proposal specifically would amend the ownership and transfer restrictions in the Charter that apply to our common stock in the following manner:

a. **Article VIII, Section I. Definitions.** If adopted, this proposal would amend the definition of "Beneficial Ownership" to apply to each individual or entity that holds shares of our stock directly or indirectly (including as a nominee), and treating options as exercised for certain purposes. Currently, the definition incorporates a section of the Code that looks through holders of record of our stock to each individual that directly or indirectly has beneficial ownership of our stock (treating certain entities as individuals). We believe this change may provide us with earlier notification that a stockholder is approaching the 9.8% ownership limit and will simplify monitoring of compliance with the stock ownership and transfer restrictions. We are also proposing a new defined term, "Constructive Ownership" that will help to clarify the applicability of certain attribution rules under the Code for applying the ownership and transfer restrictions. In addition, if adopted, this proposal would amend the definition of "Transfer" to clarify that the stock ownership and transfer restrictions apply to the exercise of stock options and any conversion or exchange right into or for stock of the Company. Further, we add "Excepted Holder" and "Excepted Holder Limit" definitions as described in more detail below.

b. **Article VIII, Sections 2-14.** If adopted, this proposal would consolidate these sections of the current Charter, which set forth the stock ownership and transfer restrictions, into two sections. Although the proposed amendments streamline the language, the effect of the language will remain unchanged–to make any transfer that would result in ownership exceeding the applicable limitations in constructive trust for a beneficiary that would not have ownership in violation of the applicable limitations or, if the transfer is effective nevertheless, to void the transfer. The proposed amendment also lowers the ownership threshold at which stockholders are required to provide information to the Company from 9.8% to 5.0%, which is consistent with the requirements of the Code that apply to the Company. The proposed amendments also would require advance or immediate notice to the Company of a transfer of our stock that results in ownership in violation of the applicable limitations. We believe these amended reporting requirements present a minimum burden to our stockholders, which must already comply with reporting requirements under the Exchange Act upon acquiring 5.0% of our stock, while providing the Company timely information with which to respond to emerging potential risks to its REIT qualification.

   The proposed amendments clarify the conditions precedent to the board's approval or increase of an Excepted Holder Limit. Under the current Charter, significant stockholders may seek waivers from the Company to hold in excess of the general ownership limit up to an individual limit established by the board to preserve the Company's REIT qualification. The amendments to the Company's Charter we are proposing in this Proposal 3(b) will clarify this process by establishing an Excepted Holders mechanism that will, similar to the waiver provision of the current Charter, allow us to set individual stock ownership limits for certain significant holders, the Excepted Holders, that are higher than the 9.8% general ownership limit, and to decrease the general ownership limit for other stockholders if deemed advisable. An Excepted Holder Limit will allow an Excepted Holder to acquire more than the 9.8% of our stock while preserving the Company's

ability to assure it complies with the stock ownership limitations for REIT qualification under the Code. We believe that the proposed Excepted Holder Limit provisions benefit stockholders by making the process and conditions for establishing a stock ownership limit greater than 9.8% more transparent.

c. **New Article VII, Sections 4-5.** These proposed new sections clarify the remedies available to the Company for any violation of the stock ownership and transfer restrictions.

5. **Article XIV. Amendments.** If adopted, this proposal would move the provision establishing a majority voting threshold for approval of certain matters such as amendment of the Charter into a new Article IX in order to clarify its applicability to all extraordinary actions. The language in Article XIV of the current Charter reflects the NASAA REIT Guidelines. To approve certain actions, the MGCL allows a charter provision such as this one that requires the affirmative vote of holders of a majority of the Company's stock entitled to vote thereon. Without such a provision, a two-thirds vote generally is required to approve those actions. If adopted, this proposal would clarify the effect of this provision by moving it into a new Article IX so that it does not appear with provisions of the Charter relating only to amendment of the Charter. Rather than enumerate particular types of actions for which a majority vote is sufficient as in the current Charter, the new article would lower the vote required to a majority of our stock entitled to vote thereon for every type of action for which the MGCL generally requires a two-thirds vote but also allows a charter to provide a lower requirement. We believe the generalized language in the proposed amendment is advisable to avoid potential ambiguities where language in the current Charter may appear to differ from the stockholder approval requirements of the MGCL. For example, the current Charter might require a stockholder vote to approve certain mergers that would not otherwise require a stockholder vote under the MGCL. Although the proposed amendment may decrease stockholder voting rights in some circumstances, under the proposed amendment, stockholders would continue to have their current voting rights with respect to all matters for which the MGCL requires stockholder approval. Moreover, we believe that resolving any potential ambiguities between the Charter and the MGCL will improve the board's ability to take advantage of strategic opportunities that may arise in the future.

In addition to the proposed amendments to the Company's Charter particularly described above, we are also proposing to amend the Charter to integrate all the amendments to the Charter that are approved by stockholders at the Annual Meeting, to conform cross-references and section titles and to make other immaterial typographical and drafting changes throughout the Charter, to remove provisions that are no longer applicable by their express terms and to restate the Charter to incorporate all previously approved amendments and articles supplementary in one document. None of these ministerial amendments would materially affect the rights or preferences of our stockholders. We believe that these amendments and the restatement are advisable in order to simplify reference to the Company's Charter for our stockholders, directors, officers, employees, agents and advisors.

Upon adoption of proposed amendments, the board will also adopt conforming changes in the bylaws of the Company, including opting out of the Maryland Control Share Acquisition Act as described above. However, no additional action on the part of stockholders is required for these amendments to the bylaws.

The summary above of Proposal 3(b) is qualified in its entirety by the complete text of the proposed Fifth Articles of Amendment and Restatement, which is attached hereto as Exhibit A and reflects all of the amendments we are proposing to be approved at the Annual Meeting in both Proposal 3(a) and this Proposal 3(b). The text of the proposed Fifth Articles of Amendment and Restatement has been marked in Exhibit B to reflect the all the proposed amendments from the current Fourth Articles of Amendment and Restatement, including the amendments contemplated by this Proposal 3(b).

Approval of this Proposal 3(b) at the Annual Meeting will require the affirmative vote of the holders of a majority of all the shares of our common stock issued and outstanding, which means that AN ABSTENTION OR FAILURE TO VOTE COUNTS AS A VOTE "AGAINST" PROPOSAL 3(b). This Proposal 3(b) is not a "routine matter" subject to broker discretionary voting under applicable NYSE rules. If you hold your shares in "street name" and do not provide

voting instructions to your broker, a broker "non-vote" may occur and your shares will not be voted on this Proposal 3(b). A BROKER NON-VOTE COUNTS AS A VOTE "AGAINST" PROPOSAL 3(b).

**RECOMMENDATION OF THE BOARD**: The board has found the amendment and restatement of the Charter proposed in this Proposal 3(b) to be advisable, and therefore, the board recommends that your vote **"FOR"** Proposal 3(b).

## PROPOSAL NO. 4 – ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are seeking a non-binding, advisory approval by our stockholders of the compensation of our named executive officers as disclosed in the section of this proxy statement entitled "Executive Compensation." Stockholders are being asked to vote on the following non-binding, advisory resolution:

**RESOLVED**, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to accomplish the following objectives: (1) attract, retain and motivate quality executives by providing fair and reasonable compensation; (2) reward individual performance; and (3) align compensation with our performance and the interests of our stockholders. To accomplish these objectives, our named executive officers are rewarded based on two objective measures of our performance relative to our peer group and for achieving personal goals. To better align the incentives of management with the interests of our stockholders, we award our named executive officers restricted shares of our stock as part of their base compensation and include the opportunity to earn additional shares as part of their incentive compensation package so that they will share in the risks and rewards of stock ownership along with our other stockholders. These shares vest over a five-year period so as to incentivize executives to remain with us and to encourage them to consider our longer-term outlook in addition to our near-term performance. Please read the "Compensation Discussion and Analysis" beginning on page 25 for additional details about our executive compensation agreements and practices. We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly referred to as a "say-on-pay" proposal, gives our stockholders the opportunity to express a view on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the board or the compensation committee. The board, the compensation committee and our executive officers greatly value the opinions of our stockholders. Our board and its compensation committee will consider the voting results, along with other relevant factors in connection with their ongoing evaluation of our compensation programs. The Company currently plans to seek advisory approval of the compensation of our named executive officers annually. The next advisory vote on executive compensation will occur at the 2014 annual meeting.

**RECOMMENDATION OF THE BOARD**: Our board unanimously recommends that you vote **"FOR"** the advisory approval of the compensation of our named executive officers as disclosed and described in the compensation discussion and analysis section of this proxy statement.

## STOCKHOLDER PROPOSALS

We have not received any stockholder proposals to be included in this proxy statement. Article II, Section 14(a) of our current bylaws requires that any stockholder intending to present a nomination or other proposal for action by the stockholders at an annual meeting must give written notice of the nomination or proposal, containing specified information, to our corporate secretary not less than forty-five days prior to the anniversary of the date on which we mailed the prior year's proxy statement. For our annual meeting to be held in 2014, the notice deadline under Article II, Section 14(a) of our bylaws is April 2, 2014. A copy of our bylaws may be obtained by written request to our corporate secretary at the address provided below.

Our bylaws do not change the deadline for a stockholder seeking to include a proposal in our proxy statement pursuant to SEC Rule 14a-8. This rule requires that notice of a stockholder proposal requested to be included in our proxy materials pursuant to that Rule must generally be furnished to our corporate secretary not later than 120 days prior to the anniversary date of the prior year's proxy statement. For our annual meeting to be held in 2014, any stockholder proposal to be included in the proxy statement under Rule 14a-8 must have been received by our corporate secretary no later than December 30, 2013.

All stockholder nominations or proposals should be submitted in writing and addressed to our corporate secretary at Inland Real Estate Corporation, 2901 Butterfield Road, Oak Brook, Illinois 60523.

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

(This page has been left blank intentionally.)

**Exhibit A**

# INLAND REAL ESTATE CORPORATION
# FIFTH ARTICLES OF AMENDMENT AND RESTATEMENT

**To State Department of Assessments and Taxation, State of Maryland:**

Pursuant to the provisions of Section 2-609 of the Maryland General Corporation Law, Inland Real Estate Corporation, a Maryland corporation (the "**Company**"), hereby certifies that:

FIRST: The Company desires to amend and restate its charter as currently in effect and hereinafter amended.

SECOND: The following provisions set forth in these Fifth Articles of Amendment and Restatement are all the provisions of the charter of the Company as currently in effect and as hereinafter amended:

## ARTICLE I
## NAME

The name of the corporation is: Inland Real Estate Corporation.

## ARTICLE II
## PURPOSE

The purposes for which the Company is formed are to engage in any lawful act or activity (including, without limitation or obligation, qualifying as a real estate investment trust (a "**REIT**") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or any successor statute (the "**Code**")) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

## ARTICLE III
## PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The post office address of the principal office of the Company in the State of Maryland is c/o The Corporation Trust Incorporated, 351 West Camden Street, Baltimore, Maryland 21201. The name of the resident agent of the Company in the State of Maryland is The Corporation Trust Incorporated at 351 West Camden Street, Baltimore, Maryland 21201. The resident agent is a corporation located in the State of Maryland.

## ARTICLE IV
## DEFINITIONS

For the purposes of these Articles, the following terms shall have the following meanings:

"**ARTICLES**" means the charter of the Company.

"**DIRECTOR**" means a director of the Company.

"**EQUITY STOCK**" shall mean shares of stock of the Company, including Common Stock or Preferred Stock.

"**MARKET PRICE**" means the last reported sales price reported on the NYSE of the Equity Stock on the trading day immediately preceding the relevant date, or if the Equity Stock is not then traded on the NYSE, the last reported sales price of the Equity Stock on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which the Equity Stock may be traded, or if the Equity Stock is not then traded over any exchange or quotation system, then the market price of the Equity Stock on the relevant date as determined in good faith by the Board of Directors of the Corporation.

"**MGCL**" means the Maryland General Corporation Law, as amended from time to time, or any successor statute.

**"NYSE"** means the New York Stock Exchange.

"**PERSON**" means any individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company, limited liability company, any other legal or commercial entity, a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act or a group to which an Excepted Holder Limit applies.

## ARTICLE V
## STOCK

**Section 1. Authorized Shares**. The total number of shares of stock which the Company has authority to issue is 512,000,000 shares, of which 500,000,000 are shares of common stock, $0.01 par value per share (**"Common Stock"**), and 12,000,000 are shares of preferred stock, $0.01 par value per share (**"Preferred Stock"**). The aggregate par value of the shares of authorized Common Stock and Preferred Stock is $5,000,000 and $120,000, respectively. The Board of Directors of the Company may classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the stock. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to these Articles, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Company has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.

**Section 2. Liquidation**. Subject to any preferential rights in favor of any class of Preferred Stock, upon liquidation or dissolution of the Company, each issued and outstanding share of Common Stock shall be entitled to participate pro rata in the assets of the Company remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

**Section 3. Common Stock.** Subject to the provisions of Article VII regarding Excess Stock (as such term is defined therein) and except as otherwise provided in these Articles, each issued and outstanding share of Common Stock shall entitle the holder thereof to one vote on all matters presented for a vote of stockholders.

**Section 4. Preferred Stock**. Shares of Preferred Stock may be issued, from time to time, in one or more classes or series, as authorized by the Board of Directors. Prior to issuance of shares of each class or series, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other series and classes of stock of the Company; (b) specify the number of shares to be included in the class or series; and (c) subject to the provisions of Article VII regarding Excess Stock, set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption. Subject to the express terms of any other class or series of Preferred Stock outstanding at the time and notwithstanding any other provision of these Articles, the Board of Directors may increase or decrease the number of shares of, alter the designation of or classify or reclassify any unissued shares of any class or series of Preferred Stock by setting or changing, in any one or more respects from time to time before issuing the shares, subject to the provisions of Article VII regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares of any class or series of Preferred Stock.

**Section 5. 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share**

(a) **Designation and Number**. A series of Preferred Stock, designated the "8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share" (the "Series A Preferred Stock"), is hereby established. The number of authorized shares of Series A Preferred Stock shall be 4,400,000.

(b) **Relative Seniority**. The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to all classes or series of Common Stock and to all equity securities the terms of which provide that such equity securities shall rank junior to the Series A Preferred Stock; (b) on a parity with all equity securities issued by the Company, other than those equity securities referred to in clauses (a) and (c), and (c) junior to all equity securities issued by the Company which rank senior to the Series A Preferred Stock and which were issued in accordance with the terms of Article V, Section 5(g)(iv) hereof. The term "equity securities" shall not include convertible debt securities prior to the time of conversion.

(c) **Dividends.**

(i) Holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board and declared by the Company, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of eight and one-eighth percent (8.125%) per annum of the twenty-five dollars ($25.00) per share liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of approximately $2.0313 per share). Dividends on the Series A Preferred Stock shall accumulate on a daily basis and be cumulative from, and including, the first date of issuance of any shares of Series A Preferred Stock or the immediately preceding Dividend Payment Date, as the case may be, to, but not including, the next succeeding Dividend Payment Date or redemption date, as applicable. Such dividends shall be payable monthly in equal amounts in arrears on the fifteenth day of each month, beginning on November 15, 2011 (each such day being hereinafter called a "**Dividend Payment Date**"); *provided* that if any Dividend Payment Date is not a Business Day (as hereinafter defined), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series A Preferred Stock for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "**Dividend Record Date**").

(ii) No dividends on the Series A Preferred Stock shall be authorized by the Board or declared by the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration payment or setting apart for payment shall be restricted or prohibited by law.

(iii) Notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Stock shall accumulate whether or not the restrictions referred to in Article V, Section 5(c)(ii) exist, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. No interest, or sum of money in lieu of interest, shall be payable in respect of any accumulated and unpaid dividends on the Series A Preferred Stock.

(iv) So long as any shares of Series A Preferred Stock are outstanding, no dividends (other than in Common Stock or other equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation) shall be declared by the Company or paid or set apart for payment on any equity securities of the Company of any other class or series ranking, as to dividends or upon liquidation, on a parity with or junior to the Series A Preferred Stock unless full cumulative dividends have been or contemporaneously are authorized by the Board and declared by the Company on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and all other equity securities ranking on a parity, as to dividends or upon liquidation, with the Series A Preferred Stock, all dividends authorized and declared, paid or set apart for payment upon the Series A Preferred Stock and all other equity securities ranking on a parity, as to dividends or upon liquidation, with the Series A Preferred Stock shall be authorized and declared and paid pro rata or authorized and declared and set apart for payment pro rata so that the amount of dividends authorized and declared per share of Series A Preferred Stock and each such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock and other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such equity securities do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any accumulated and unpaid dividends on the Series A Preferred Stock.

(v) Except as provided in Article V, Section 5(c)(iv), unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are authorized by the Board and declared by the Company for all past dividend periods and the then current dividend period, no dividends (other than in Common Stock or other equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation) shall be declared by the Company or paid or set apart for payment, nor shall any other distribution be declared or made, upon the Common Stock or any other equity securities of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock or any other equity securities of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such equity securities) by the Company (except by conversion into or exchange for other equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation, by redemption, purchase or acquisition of equity securities under incentive, benefit or stock purchase plans of the Company for officers, Directors or employees or others performing or providing similar services, or by other redemption, purchase or acquisition of such equity securities for the purpose of preserving the Company's status or qualification as a REIT for U.S. federal income tax purposes).

(vi) If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "**Capital Gains Amount**") of the dividends (as determined for U.S. federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "**Total Dividends**"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for U.S. federal income tax purposes) paid or made available to the holders of Series A Preferred Stock for the year bears to the Total Dividends. The Company may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their appropriate share of the Company's undistributed long-term capital gains, as designated by the Company.

(vii) Holders of Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series A Preferred Stock as described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

(viii) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of the Company's equity securities is permitted under Maryland law, no effect shall be given to amounts that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividend.

(ix) "**Business Day**" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(d) **Liquidation Rights.**

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (referred to herein sometimes as a "liquidation"), the holders of Series A Preferred Stock then outstanding shall be entitled to be paid, or have the Company declare and set apart for payment, out of the assets of the Company legally available for distribution to stockholders (after payment or provision for payment of all debts and other liabilities of the Company), a liquidation preference in cash of twenty-five dollars ($25.00) per share of Series A Preferred Stock, plus an amount equal to all accumulated and unpaid dividends to, but not including, the date of payment (the "**Liquidation Preference**"), before any distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company is made to holders of Common Stock or any other equity securities of the Company that rank junior to the Series A Preferred Stock upon liquidation.

(ii) If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay the full amount of the Liquidation Preference to holders of

Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Series A Preferred Stock upon liquidation, then the holders of Series A Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating dividends to which they would otherwise be respectively entitled.

(iii) Written notice of the effective date of any such liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of Series A Preferred Stock at the address of such holder as the same shall appear on the stock transfer records of the Company.

(iv) After payment of the full amount of the Liquidation Preference to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company.

(v) None of a consolidation or merger of the Company with or into another entity, a merger of another entity with or into the Company, a statutory share exchange by the Company or a sale, lease, transfer or conveyance of all or substantially all of the Company's assets or business shall be considered a liquidation, dissolution or winding up of the Company.

(e) **Optional Redemption.**

(i) Except as described in Article V, Section 5(f) below and this Article V, Section 5(e), the shares of Series A Preferred Stock are not redeemable prior to October 6, 2016. To ensure that the Company remains qualified as a REIT for U.S. federal income tax purposes, however, the Series A Preferred Stock shall be subject to the provisions of Article V, Section 5(j) of these Articles pursuant to which shares of Series A Preferred Stock Series A Beneficially Owned (as defined in Article V, Section 5(j) of these Articles) by a Series A Person, within the meaning of Article V, Section 5(j) of these Articles, in excess of the Series A Ownership Limit (as defined in Article V, Section 5(j) of these Articles) shall be automatically transferred to a Series A Trust (as defined in Article V, Section 5(j) of these Articles) for the benefit of a Series A Beneficiary (as defined in Article V, Section 5(j) of these Articles) and the Company shall have the right to purchase such shares, as provided in Article V, Section 5(j) of these Articles. On and after October 6, 2016, the Company, at its option, upon giving notice as provided below, may redeem the shares of Series A Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of twenty-five dollars ($25.00) per share, plus all accumulated and unpaid dividends on such shares of Series A Preferred Stock to, but not including, the date of such redemption (the "**Optional Redemption Right**").

(ii) If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Optional Redemption Right, the shares to be redeemed may be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or in such other equitable method determined by the Company. If such redemption is to be by lot and, as a result of such redemption, any Series A Person would become a Series A Beneficial Owner of shares of Series A Preferred Stock in excess of the Series A Ownership Limit because such shares of Series A Preferred Stock were not redeemed, or were only redeemed in part then, except as otherwise provided in these Articles, the Company will redeem the requisite number of such shares of Series A Preferred Stock such that no Series A Person will Series A Beneficially Own in excess of the Series A Ownership Limit subsequent to such redemption.

(iii) Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed; *provided, however*, that the foregoing shall not prevent the redemption or purchase by the Company of shares of Series A Preferred Stock pursuant to Article V, Section 5(j) of these Articles or otherwise in order to ensure that the Company remains qualified as a REIT for U.S. federal income tax purposes or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all shares of Series A Preferred Stock. In addition, unless full

cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are authorized and declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series A Preferred Stock (except by conversion into or exchange for equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation); *provided, however*, that the foregoing shall not prevent any purchase or acquisition of shares of Series A Preferred Stock for the purpose of preserving the Company's status or qualification as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(iv) Immediately prior to or upon any redemption of shares of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date (including any accumulated and unpaid dividends for prior periods) notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption has been given.

(v) The following provisions set forth the procedures for redemption pursuant to the Optional Redemption Right:

(A) Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, no less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the shares of Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

(B) In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, such notice shall state: (1) the redemption date; (2) the redemption price; (3) the number of shares of Series A Preferred Stock to be redeemed; (4) the place or places where the certificates, to the extent the shares of Series A Preferred Stock are certificated, for shares of Series A Preferred Stock are to be surrendered (if so required in the notice) for payment of the redemption price; and (5) that dividends on shares of Series A Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

(C) If the Company shall so require and the notice shall so state, on or after the redemption date, each holder of shares of Series A Preferred Stock to be redeemed shall present and surrender the certificates representing his or her shares of Series A Preferred Stock, to the extent such shares are certificated, to the Company at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends to, but not including, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing the shares of Series A Preferred Stock as the owner thereof and each surrendered certificate shall be canceled. If fewer than all of the shares represented by any such certificate representing shares of Series A Preferred Stock are to be redeemed, a new certificate shall be issued representing the unredeemed shares. In the event that the shares of Series A Preferred Stock to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of any depository and no further action on the part of the holders of such shares shall be required.

(D) From and after the redemption date (unless the Company defaults in payment of the redemption price), all dividends on the shares of Series A Preferred Stock designated for redemption in such notice shall cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends to, but not including, the redemption date), shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Company) on the Company's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but not including, the redemption date) of the shares of Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the shares of Series A Preferred Stock to be redeemed shall (1) state the date of such deposit, (2) specify the office of such bank or trust company as the place of payment of the redemption price and (3) require such holders to surrender the certificates representing such shares, to the extent such shares are certificated, at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but not including, the redemption date). Any monies so deposited which remain unclaimed by the holders of Series A Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Company.

(vi) Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Series A Preferred Stock in the open market, by tender or by private agreement.

(vii) Any shares of Series A Preferred Stock that shall at any time have been redeemed or otherwise acquired shall, after such redemption or acquisition, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board.

(f) **Special Optional Redemption by the Company.**

(i) Upon the occurrence of a Change of Control (as defined below), the Company will have the option upon written notice mailed by the Company, postage pre-paid, no less than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company, to redeem the shares of Series A Preferred Stock, for cash, in whole or in part within 120 days after the first date on which such Change of Control occurred, at twenty-five dollars ($25.00) per share plus accumulated and unpaid dividends, if any, to, but not including, the redemption date ("**Special Optional Redemption Right**"). No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. If, prior to the Change of Control Conversion Date (as defined below), the Company has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the Optional Redemption Right or the Special Optional Redemption Right), the holders of Series A Preferred Stock will not have the conversion right described below in Article V, Section 5(i).

A "**Change of Control**" is when, after the first date of issuance of any shares of Series A Preferred Stock, the following have occurred and are continuing:

(A) the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of Directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), and

(B) following the closing of any transaction referred to in (A) above, neither the Company nor the acquiring or surviving entity has a class of common securities (or their equivalent, including American Depositary Receipts representing such securities) listed on the NYSE, the NYSE Amex Equities (the "**NYSE Amex**"), or the NASDAQ Stock Market ("**NASDAQ**"), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(ii) In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series A Preferred Stock to be redeemed; (D) the place or places where the certificates for the shares of Series A Preferred Stock, to the extent shares of Series A Preferred Stock are certificated, are to be surrendered (if so required in the notice) for payment of the redemption price; (E) that the shares of Series A Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; (F) that holders of the shares of Series A Preferred Stock to which the notice relates will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date and (G) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or in such other equitable method prescribed by the Company. If such redemption is to be by lot and, as a result of such redemption, any Series A Person would become a Series A Beneficial Owner of shares of Series A Preferred Stock in excess of the Series A Ownership Limit because such shares of Series A Preferred Stock were not redeemed, or were only redeemed in part then, except as otherwise provided in these Articles, the Company shall redeem the requisite number of such shares of Series A Preferred Stock such that no Series A Person will Series A Beneficially Own in excess of the Series A Ownership Limit subsequent to such redemption.

(iii) Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are authorized and declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed; *provided*, *however*, that the foregoing shall not prevent the purchase by the Company of shares of Series A Preferred Stock pursuant to Article V, Section 5(j) of these Articles or otherwise in order to ensure that the Company remains qualified as a REIT for U.S. federal income tax purposes or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all shares of Series A Preferred Stock. In addition, unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are authorized and declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series A Preferred Stock (except by conversion into or exchange for equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation); *provided*, *however*, that the foregoing shall not prevent any purchase or acquisition of shares of Series A Preferred Stock for the purpose of preserving the Company's status or qualification as a REIT for U.S. federal income tax purposes or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(iv) Immediately prior to any redemption of shares of Series A Preferred Stock pursuant to the Special Optional Redemption Right, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of shares of Series A Preferred Stock at the close

of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date (including any accumulated and unpaid dividends for prior periods) notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series A Preferred Stock for which a notice of redemption has been given.

(v) If the Company shall so require and the notice shall so state, on or after the redemption date, each holder of shares of Series A Preferred Stock to be redeemed shall present and surrender the certificates representing his or her shares of Series A Preferred Stock, to the extent such shares are certificated, to the Company at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends to, but not including, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing shares of Series A Preferred Stock as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing shares of Series A Preferred Stock are to be redeemed, a new certificate shall be issued representing the unredeemed shares. In the event that the shares of Series A Preferred Stock to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of any depository and no further action on the part of the holders of such shares shall be required.

(vi) From and after the redemption date (unless the Company defaults in payment of the redemption price), all dividends on the shares of Series A Preferred Stock designated for redemption in such notice shall cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends to, but not including, the redemption date), shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Company) on the Company's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but not including, the redemption date) of the shares of Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the shares of Series A Preferred Stock to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates representing such shares, to the extent such shares are certificated, at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but not including, the redemption date). Any monies so deposited which remain unclaimed by the holders of Series A Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Company.

(vii) Any shares of Series A Preferred Stock that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board.

(g) **Voting Rights**.

(i) Holders of Series A Preferred Stock shall not have any voting rights, except as set forth below. Except as set forth in the following sentence, in any matter in which the holders of Series A Preferred Stock are entitled to vote, each such holder shall have the right to one vote for each share of Series A Preferred Stock held by such holder. If the holders of Series A Preferred Stock and the holders of another series of equity securities that, with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company, rank *pari passu* with the Series A Preferred Stock (**"Parity Preferred Stock"**) and upon which similar voting rights have been conferred and are exercisable, are entitled to vote together as a single class on any matter, the holders of Series A Preferred Stock and the holders of such Parity Preferred Stock shall each have one vote for each $25.00 of liquidation preference.

(ii) Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for eighteen or more monthly periods, whether or not consecutive (a **"Preferred Dividend Default"**), the number of Directors then constituting the Board shall be increased by two and the holders of Series A Preferred Stock (voting as a single class with all other Parity Preferred Stock upon which similar voting rights have been conferred and are exercisable) shall be entitled to vote for the election of a total of two additional Directors (each, a **"Preferred Stock Director"**) at a

special meeting called by the holders of at least 33% of the outstanding shares of Series A Preferred Stock or the holders of at least 33% of any other series of Parity Preferred Stock so in arrears if such request is received 90 or more days before the date fixed for the next annual or special meeting of stockholders, or at the next annual or special meeting of stockholders, and at each subsequent annual or special meeting of stockholders until all dividends accumulated on the Series A Preferred Stock for the past dividend periods and the then-current dividend period shall have been fully paid or authorized and a sum sufficient for the payment thereof set apart for payment in full.

(iii) If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or authorized and set aside for payment in full, the holders of Series A Preferred Stock shall be divested of the voting rights set forth in Article V, Section 5(g)(ii) (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or authorized by the Board and set aside for payment in full on all other series of Parity Preferred Stock upon which similar voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of Directors shall be reduced accordingly. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights set forth in Article V, Section 5(g)(ii) and all other series of Parity Preferred Stock (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights set forth in Article V, Section 5(g)(ii) and all other series of Parity Preferred Stock (voting as a single class). Each Preferred Stock Director shall be entitled to one vote on any matter on which the Board shall vote.

(iv) So long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the shares of Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (A) authorize or create, or increase the number of authorized or issued shares of, any class or series of equity securities ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company, or reclassify any authorized equity securities of the Company into any such equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such equity securities or (B) amend, alter or repeal the provisions of these Articles, whether by merger or consolidation (in either case, an "**Event**") or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; *provided, however*, that with respect to the occurrence of any Event set forth in (B) above, so long as shares of Series A Preferred Stock remain outstanding with the terms thereof materially unchanged or the holders of shares of Series A Preferred Stock receive shares of stock or beneficial interest or other equity securities with rights, preferences, privileges and voting powers substantially similar, taken as a whole, to the rights, preferences, privileges and voting powers of the Series A Preferred Stock, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Series A Preferred Stock; and *provided further* that any increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance, or increase in the number of authorized shares, of any other class or series of equity securities ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(v) The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(h) **Information Rights**. During any period in which the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, the Company shall (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series A Preferred Stock, as their names and addresses appear in the Company's record books and without cost to such holders, copies of the annual reports on

Form 10-K and quarterly reports on Form 10-Q that the Company would have been required to file with the Securities and Exchange Commission (the "SEC"), pursuant to Section 13 or Section 15(d) of the Exchange Act if the Company were subject thereto (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. The Company will mail (or otherwise provide) the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which the Company would have been required to file such reports with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

(i) **Conversion.** The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Article V, Section 5(i)

(i) Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock shall have the right, unless, prior to the Change of Control Conversion Date, the Company has provided or provides notice of its election to redeem the shares of Series A Preferred Stock pursuant to the Optional Redemption Right or Special Optional Redemption Right, to convert some or all of the shares of Series A Preferred Stock held by such holder (the "**Change of Control Conversion Right**") on the Change of Control Conversion Date into a number shares of Common Stock per share of Series A Preferred Stock to be converted (the "**Common Stock Conversion Consideration**") equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 per share liquidation preference plus (y) the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined below) and (B) 11.4943 (the "**Share Cap**"), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a dividend payable in shares of Common Stock), subdivisions or combinations (in each case, a "**Stock Split**") with respect to shares of Common Stock as follows: the adjusted Share Cap as the result of a Stock Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (A) the Share Cap in effect immediately prior to such Stock Split by (B) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Stock Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Stock Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 68,965,800 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable) (the "**Exchange Cap**"). The Exchange Cap is subject to pro rata adjustments for any Stock Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "**Alternative Form Consideration**"), a holder of Series A Preferred Stock shall receive upon conversion of such holder's shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder of Series A Preferred Stock would have owned or been entitled to receive upon the Change of Control had such holder of Series A Preferred Stock held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "**Alternative Conversion Consideration**"; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the "**Conversion Consideration**").

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series A Preferred Stock shall receive shall be the form of consideration elected by the holders of Common Stock who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

The "**Change of Control Conversion Date**" shall be a Business Day set forth in the notice of Change of Control provided in accordance with Article V, Section 5(i)(iii) below that is no less than 20 days nor more than 35 days after the date on which the Company provides such notice pursuant to Article V, Section 5(i)(iii).

The "**Common Stock Price**" shall be (A) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by holders of Common Stock is solely cash, and (B) the average of the closing prices per share of Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash.

(ii) No fractional shares of Common Stock shall be issued upon the conversion of shares of Series A Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(iii) Within 15 days following the occurrence of a Change of Control, unless the Company has provided notice of its intention to redeem all of the shares of Series A Preferred Stock, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series A Preferred Stock at their addresses as they appear on the Company's stock transfer records and notice shall be provided to the Company's transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (A) the events constituting the Change of Control; (B) the date of the Change of Control; (C) the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right; (D) the method and period for calculating the Common Stock Price; (E) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of such notice; (F) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the shares of Series A Preferred Stock, the holder will not be able to convert such holder's shares of Series A Preferred Stock and such shares of Series A Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (G) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock; (H) the name and address of the paying agent and the conversion agent; and (I) the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right.

(iv) The Company shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Company's website, in any event prior to the opening of business on the first Business Day following any date on which the Company provides notice pursuant to Article V, Section 5(i)(iii) above to the holders of Series A Preferred Stock.

(v) In order to exercise the Change of Control Conversion Right, a holder of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates representing the shares of Series A Preferred Stock, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Company's transfer agent. Such notice shall state: (A) the relevant Change of Control Conversion Date; (B) the number of shares of Series A Preferred Stock to be converted; and (C) that the shares of Series A Preferred Stock are to be converted pursuant to the applicable terms of the Series A Preferred Stock. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company ("**DTC**").

(vi) Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Company's transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (A) the number of withdrawn shares of Series A Preferred Stock; (B) if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and (C) the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion

notice. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(vii) Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Company has provided or provides notice of its election to redeem such shares of Series A Preferred Stock, whether pursuant to its Optional Redemption Right or Special Optional Redemption Right. If the Company elects to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive, on the applicable redemption date, $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

(viii) The Company shall deliver the applicable Conversion Consideration no later than the third Business Day following the Change of Control Conversion Date.

(ix) Notwithstanding anything to the contrary contained herein, no holder of shares of Series A Preferred Stock will be entitled to convert such shares of Series A Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause any Person to Beneficially Own (as defined in Article VII hereof) shares of Common Stock in excess of the Ownership Limit (as defined in Article VII hereof).

(j) **Restriction on Transfer, Acquisition and Redemption of Shares**. The Series A Preferred Stock is subject to the provisions of this Section 5(j) of Article V.

(i) **Definitions**. For the purposes of this Article V, Section 5(j), the following terms shall have the following meanings:

**"EXISTING HOLDER"** shall mean: (i) any Series A Person who is, or would be, upon the exchange of any security of the Company, the Series A Beneficial Owner of Equity Stock in excess of the Series A Ownership Limit both upon and immediately after the closing of the Initial Public Offering, so long as, but only so long as, such Series A Person Series A Beneficially Owns, or would Series A Beneficially Own, upon the exchange of any security of the Company, Equity Stock in excess of the Series A Ownership Limit; and (ii) any Series A Person to whom an Existing Holder Series A Transfers, subject to the limitations provided in this Article V, Section 5(j) Series A Beneficial Ownership of Equity Stock causing such transferee to Series A Beneficially Own Equity Stock in excess of the Series A Ownership Limit.

**"EXISTING HOLDER LIMIT"** (i) for any Existing Holder who is an Existing Holder by virtue of clause (i) of the definition thereof, shall mean, initially, the percentage of the outstanding Equity Stock Series A Beneficially Owned or which would be Series A Beneficially Owned upon the exchange of any security of the Company by such Existing Holder upon and immediately after the date of the closing of the Initial Public Offering and, after any adjustment pursuant to Section 5(j)(ix) of this Article V, shall mean such percentage of the outstanding Equity Stock as so adjusted; and (ii) for any Existing Holder who becomes an Existing Holder by virtue of clause (ii) of the definition thereof, shall mean, initially, the percentage of the outstanding Equity Stock Series A Beneficially Owned by such Existing Holder at the time that such Existing Holder becomes an Existing Holder but in no event shall such percentage be greater than the Existing Holder Limit for the Existing Holder who Series A Transfers Series A Beneficial Ownership of the Equity Stock or, in the case of more than one transferor, in no event shall such percentage be greater than the smallest Existing Holder Limit of any transferring Existing Holder, and, after any adjustment pursuant to Section 5(j)(ix) of this Article V, shall mean such percentage of the outstanding Equity Stock as so adjusted. From the date of the Initial Public Offering and until the Series A Restriction Termination Date, the Secretary of the Company shall maintain and, upon request, make available to each Existing Holder, a schedule which sets forth the then-current Existing Holder Limits for each Existing Holder.

**"INITIAL PUBLIC OFFERING"** means the sale of shares of Common Stock in a public offering pursuant to the Company's first effective registration statement for such Common Stock filed under the Securities Act of 1933, as amended.

"**SERIES A BENEFICIAL OWNERSHIP**" shall mean ownership of Equity Stock by a Series A Person who would be treated as an owner of such Equity Stock under Section 542(a)(2) of the Code either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Series A Beneficial Owner," "Series A Beneficially Owns," "Series A Beneficially Own" and "Series A Beneficially Owned" shall have the correlative meanings.

"**SERIES A BENEFICIARY**" shall mean the beneficiary of the Series A Trust as determined pursuant to Section 5(j)(xv) of this Article V.

"**SERIES A OWNERSHIP LIMIT**" shall initially mean 9.8%, in number of shares or value, of the outstanding Equity Stock of the Company, and after any adjustment as set forth in Section 5(j)(x) of this Article V, shall mean such greater percentage of the outstanding Equity Stock as so adjusted. The number and value of shares of the outstanding Equity Stock of the Company shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

"**SERIES A PERSON**" shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity; but does not include an underwriter which participated in a public offering of the Equity Stock for a period of 90 days following the purchase by such underwriter of the Equity Stock.

"**SERIES A PURPORTED BENEFICIAL TRANSFEREE**" shall mean, with respect to any purported Series A Transfer which results in Series A Excess Stock as defined in Section 5(j)(iii) of this Article V, the purported beneficial transferee for whom the Series A Purported Record Transferee would have acquired shares of Equity Stock, if such Series A Transfer had been valid under Section 5(j)(ii) of this Article V.

"**SERIES A PURPORTED RECORD TRANSFEREE**" shall mean, with respect to any purported Series A Transfer which results in Series A Excess Stock as defined below in Section 5(j)(iii) of this Article V, the purported record transferee of the Equity Stock who would have acquired such record ownership of shares of Equity Stock if such Series A Transfer had been valid under Section 5(j)(ii) of this Article V.

"**SERIES A RESTRICTION TERMINATION DATE**" shall mean the first day after the date of the Initial Public Offering on which the Board of Directors of the Company determines that it is no longer in the best interests of the Company to attempt to, or continue to, qualify as a REIT.

"**SERIES A TRANSFER**" shall mean any sale, issuance, transfer, gift, assignment, devise or other disposition of Equity Stock (including: (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Equity Stock; (ii) the sale, transfer, assignment of other disposition of any securities or rights convertible into or exchangeable for Equity Stock, but excluding the exchange of any security of the Company for Equity Stock; (iii) any transfer or other disposition of any interest in Equity Stock (as a result of a change in the marital status of the holder thereof), whether voluntary or involuntary, whether of record or beneficially (including but not limited to transfers of interests in other entities which result in changes in beneficial ownership of Equity Stock) and whether by operation of law or otherwise; and (iv) the issuance by the Company of Equity Stock. The terms "Series A Transfers" and "Series A Transferred" shall have the correlative meanings.

"**SERIES A TRUST**" shall mean the trust created pursuant to Section 5(j)(xv) of this Article V.

"**SERIES A TRUSTEE**" shall mean the Company as trustee for the Series A Trust, and any successor trustee appointed by the Company.

(ii) **Ownership Limitation.**

(A) Subject to Section 5(j)(xx) of this Article V, except as provided in Section 5(j)(x) of this Article V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination

Date, no Series A Person (other than an Existing Holder) shall Series A Beneficially Own shares of Equity Stock in excess of the Series A Ownership Limit and no Existing Holder shall Series A Beneficially Own shares of Equity Stock in excess of the Existing Holder Limit for such Existing Holder.

(B) Subject to Section 5(j)(xx) of this Article V, except as provided in Sections 5(j)(ix) and 5(j)(xii) of this Article V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, any Series A Transfer that, if effective, would result in any Series A Person (other than an Existing Holder) Series A Beneficially Owning Equity Stock in excess of the Series A Ownership Limit shall be void *ab initio* as to the Series A Transfer of such shares of Equity Stock which would be otherwise Series A Beneficially Owned by such Series A Person in excess of the Series A Ownership Limit; and the intended transferee shall acquire no rights in such shares of Equity Stock.

(C) Subject to Section 5(j)(xx) of this Article V, except as provided in Sections 5(j)(ix) and 5(j)(xii) of this Article V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, any Series A Transfer that, if effective, would result in any Existing Holder Series A Beneficially Owning Equity Stock in excess of the applicable Existing Holder Limit shall be void *ab initio* as to the Series A Transfer of such shares of Equity Stock which would be otherwise Series A Beneficially Owned by such Existing Holder in excess of the applicable Existing Holder Limit; and such Existing Holder shall acquire no rights in such shares of Equity Stock.

(D) Subject to Section 5(j)(xx) of this Article V, except as provided in Sections 5(j)(ix) and 5(j)(xii) of this Article V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, any Series A Transfer that, if effective, would result in the Equity Stock being beneficially owned (as provided in Section 856(a) of the Code) by less than 100 Series A Persons (determined without reference to any rules of attribution) shall be void *ab initio* as to the Series A Transfer of such shares of Equity Stock which would be otherwise beneficially owned (as provided in Section 856(a) of the Code) by the transferee; and the intended transferee shall acquire no rights in such shares of Equity Stock.

(E) Subject to Section 5(j)(xx) of this Article V, except as provided in Sections 5(j)(ix) and 5(j)(xii) of this Article V, any Series A Transfer that, if effective, would result in the Company being "closely held" within the meaning of Section 856(h) of the Code or would otherwise result in the Company failing to qualify as a REIT (including, but not limited to, a Series A Transfer or other event that would result in the Company owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Company from such tenant would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code), shall be void *ab initio* as to the Series A Transfer of the shares of Equity Stock which would cause the Company (i) to be "closely held" within the meaning of Section 856(h) of the Code; or (ii) otherwise to fail to qualify as a REIT, as the case may be; and the intended transferee shall acquire no rights in such shares of Equity Stock.

(iii) **Series A Excess Stock.**

(A) If, notwithstanding the other provisions contained in this Section 5(j) of Article V, at any time after the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, there is a purported Series A Transfer or other change in the capital structure of the Company such that any Series A Person would Series A Beneficially Own Equity Stock in excess of the applicable Series A Ownership Limit or Existing Holder Limit, then, except as otherwise provided in Sections 5(j)(ix) and 5(j)(xii) of this Article V, such shares of Equity Stock in excess of such Series A Ownership Limit or Existing Holder Limit (rounded up to the nearest whole share) shall constitute "**Series A Excess Stock**" and be treated as provided in this Section 5(j) of Article V. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Series A Transfer or change in capital structure.

(B) If, notwithstanding the other provisions contained in this Section 5(j) of Article V, at any time after the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, there is a purported Series A Transfer or other change in the capital structure of the Company which, if

effective, would cause the Company to become "closely held" within the meaning of Section 856(h) of the Code, then the shares of Equity Stock being Series A Transferred which would cause the Company to be "closely held" within the meaning of Section 856(h) of the Code (rounded up to the nearest whole share) shall constitute Series A Excess Stock and be treated as provided in this Section 5(j) of Article V. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Series A Transfer or change in capital structure.

(iv) **Prevention of Series A Transfer**. Subject to Section 5(j)(xx) of this Article V, if the Board of Directors or its designee shall at any time determine in good faith that a purported Series A Transfer has taken place in violation of Section 5(j)(ii) of this Article V, or that a Series A Person intends to acquire Series A Beneficial Ownership (determined without reference to any rules of attribution) or Series A Beneficial Ownership of any shares of stock of the Company in violation of Section 5(j)(ii) of this Article V, the Board of Directors or its designee shall take such action as it deems advisable to enforce this Section 5(j) of Article V by refusing to give effect to or to prevent such proposed or purported Series A Transfer, including, but not limited to, refusing to give effect to any purported Series A Transfer on the books of the Company or instituting proceedings to enjoin any proposed Series A Transfer; provided, however, that any purported Series A Transfers in violation of Sections 5(j)(ii)(B), (C), (D) and (E) of this Article V shall automatically result in the designation and treatment described in Section 5(j)(iii) of this Article V, irrespective of any action (or non-action) by the Board of Directors.

(v) **Notice to the Company**. Any Series A Person who purports to acquire shares in violation of Section 5(j)(ii) of this Article V, or any Series A Person who is a Series A Purported Beneficial Transferee or a Series A Purported Record Transferee such that Series A Excess Stock results under Section 5(j)(iii) of this Article V, shall immediately give notice to the Company or, in the event of a proposed Series A Transfer, give at least 15 days prior written notice to the Company of such proposed Series A Transfer and in either event, shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such purported or proposed Series A Transfer on the Company's status as a REIT.

(vi) **Information for the Company**. From the date of the Initial Public Offering and prior to the Series A Restriction Termination Date:

(A) Every Series A Beneficial Owner of more than 9.8% (or such other percentage, between 0.5% and 9.8%, as provided in the income tax regulations promulgated under the Code) of the number or value of outstanding shares of Equity Stock of the Company shall, within 30 days after January 1 of each year, give written notice to the Company stating the name and address of such Series A Beneficial Owner, the number of shares Series A Beneficially Owned, and a description of how such shares are held. Each such Series A Beneficial Owner shall provide to the Company such additional information as the Company may reasonably request in order to determine the effect, if any, of such Series A Beneficial Ownership on the Company's status as a REIT.

(B) Each Series A Person who is a Series A Beneficial Owner of Equity Stock and each Series A Person (including the stockholder of record) who is holding Equity Stock for a Series A Beneficial Owner shall provide to the Company such information that the Company may reasonably request in order to determine the Company's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

(vii) **Other Action by the Board**. Nothing contained in this Section 5(j) of Article V, shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Company and the interests of its stockholders by preservation of the Company's status as a REIT.

(viii) **Ambiguities**. In the case of an ambiguity in the application of any of the provisions of this Section 5(j) of Article V, including any definition contained in Section 5(j)(i) of this Article V, the Board of Directors shall have the power to determine the application of the provisions of this Section 5(j) of Article V, with respect to any situation based on the facts known to it.

(ix) **Modification of Existing Holder Limits**. The Existing Holder Limits may be modified as follows:

(A) Subject to the limitations provided in Section 5(j)(xi) of this Article V, the Board of Directors of the Company may grant stock options which result in Series A Beneficial Ownership of Equity Stock by an Existing Holder pursuant to a stock option plan approved by the Board of Directors and/or the stockholders of the Company. Any such grant shall increase the Existing Holder Limit for the affected Existing Holder to the maximum extent possible under Section 5(j)(xi) of this Article V to permit the Series A Beneficial Ownership of the shares of Equity Stock issuable upon the exercise of such stock option.

(B) Subject to the limitations provided in Section 5(j)(xi) of this Article V, an Existing Holder may elect to participate in a dividend reinvestment program approved by the Board of Directors of the Company which results in Series A Beneficial Ownership of Equity Stock by such participating Existing Holder wherein those Existing Holders holding Equity Stock are entitled to purchase additional Equity Stock. Any such participation shall increase the Existing Holder Limit for the affected Existing Holder to the maximum extent possible under Section 5(j)(xi) of this Article V to permit Series A Beneficial Ownership of the shares of Equity Stock acquired as a result of such participation.

(C) The Board of Directors will reduce the Existing Holder Limit for any Existing Holder after any Series A Transfer permitted in this Section 5(j) of Article V by such Existing Holder by the percentage of the outstanding Equity Stock so Series A Transferred or after the lapse (without exercise) of a stock option described in Section 5(j)(ix)(A) of this Article V by the percentage of the Equity Stock that the stock option, if exercised, would have represented, but in either case no Existing Holder Limit shall be reduced to a percentage which is less than the Series A Ownership Limit.

(D) Subject to the limitations provided in Section 5(j)(xi) of this Article V, the Board of Directors may grant a waiver of the Series A Ownership Limit of Existing Holder Limit pursuant to Section 5(j)(xii) of this Article V. Any such waiver shall increase (or create) the Existing Holder Limit for such Series A Person to the extent of the waiver of the proposed or purported Series A Transfer.

(x) **Increase in Series A Ownership Limit.** Subject to the limitations provided in Section 5(j)(xi) of this Article V and Section 5(j)(vi) of Article V, the Board of Directors may from time to time increase or decrease the Series A Ownership Limit; provided, however, that any decrease may only be made prospectively as to subsequent holders other than a decrease as a result of a retroactive change in existing law, in which case such decrease shall be effective immediately.

(xi) **Limitations on Changes in Existing Holder and Series A Ownership Limits.**

(A) Neither the Series A Ownership Limit nor any Existing Holder Limit may be increased (nor may any additional Existing Holder be created) if, after giving effect to such increase (or creation), five Series A Beneficial Owners of Common Stock (including all of the then Existing Holders) could Series A Beneficially Own, in the aggregate, more than 50.0% in number or value of the outstanding shares of Equity Stock.

(B) Prior to the modification of any Existing Holder Limit or Series A Ownership Limit pursuant to Section 5(j)(ix) or 5(j)(x) of this Article V, the Board of Directors of the Company may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT.

(C) No Existing Holder Limit shall be reduced to a percentage which is less than the Series A Ownership Limit.

(xii) **Waivers by Board.** The Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the Board of Directors and upon at least 15 days written notice from a transferee of a purported Series A Transfer or a proposed Series A Transfer which, if consummated, would result in the intended transferee Series A Beneficially Owning shares in excess of Series A Ownership Limit or Existing Holder Limit, as the case may be, and upon such other conditions as the Board of

Directors may direct, may waive the Series A Ownership Limit or the Existing Holder Limit, as the case may be with respect to such transferee.

(xiii) **Legend**. Each certificate for shares Equity Stock shall bear substantially the following legend:

> The securities represented by this certificate are subject to restrictions on transfer for the purpose of the Company's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Except as otherwise provided pursuant to these Articles of the Company, no Series A Person may Series A Beneficially Own shares of Equity Stock in excess of 9.8% (or such greater percentage as may be determined by the Board of Directors of the Company) of the number or value of the outstanding Equity Stock of the Company (unless such Series A Person is an Existing Holder). Any Person who purports or proposes to Series A Beneficially Own shares of Equity Stock in excess of 9.8% (or such greater percentage as may be determined by the Board of Directors of the Company) of the number or value of the outstanding Equity Stock of the Company (unless such Series A Person is an Existing Holder) is in violation of the restrictions on transfer and any securities so transferred shall be designated as Series A Excess Stock and held in trust by the Company. Any Series A Person who purports or proposes to Series A Beneficially Own shares of Equity Stock in excess of the above limitations must notify the Company in writing immediately, in the case of a purported Series A Transfer, and at least 15 days prior to a proposed Series A Transfer. All capitalized terms in this legend have the meanings defined in the Articles of the Company, a copy of which, including the restrictions on transfer, will be sent without charge to each stockholder who so requests. If the restrictions on transfer are violated, the securities represented hereby will be designated and treated as shares of Series A Excess Stock which will be held in trust by the Company.

(xiv) **Severability**. If any provision of this Section 5(j) of Article V or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall be affected only to the extent necessary to comply with the determination of such court.

(xv) **Series A Trust for Series A Excess Stock.** Upon any purported Series A Transfer that results in Series A Excess Stock pursuant to Section 5(j)(iii) of this Article V, such Series A Excess Stock shall be deemed to have been transferred to the Company, as Series A Trustee of a Series A Trust for the benefit of such Series A Beneficiary or Series A Beneficiaries to whom an interest in such Series A Excess Stock may later be transferred pursuant to Section 5(j)(xviii) of this Article V. Shares of Series A Excess Stock so held in trust shall be issued and outstanding stock of the Company. The Series A Purported Record Transferee shall have no rights in such Series A Excess Stock except the right to designate a Series A Beneficiary of an interest in the Series A Trust (representing the number of shares of Series A Excess Stock held by the Series A Trust attributable to a purported Series A Transfer that resulted in the Series A Excess Stock) upon the terms specified in Section 5(j)(xviii) of this Article V. The Series A Purported Beneficial Transferee shall have no rights in Series A Excess Stock except as provided in Section 5(j)(xviii) of this Article V.

(xvi) **No Distributions for Series A Excess Stock.** The holder of any Series A Excess Stock or any beneficiary of the Series A Trust established pursuant to Section 5(j)(xv) of this Article V shall not be entitled to any distributions (whether as dividends or as distributions upon liquidation, dissolution or winding up). Any dividend or distribution paid prior to the discovery by the Company that the shares of Equity Stock have been Series A Transferred so as to be deemed Series A Excess Stock shall be repaid to the Company upon demand.

(xvii) **No Voting Rights for Series A Excess Stock.** The Series A Purported Record Transferee of shares of Series A Excess Stock shall not be entitled to vote on any matter with respect to those shares of Series A Excess Stock.

(xviii) **Non-Transferability of Series A Excess Stock**. Series A Excess Stock shall not be transferable. The Series A Purported Record Transferee may freely designate a Series A Beneficiary of an interest in the Series A Trust (representing the number of shares of Excess Stock held by the Series A Trust attributable to a purported Series A Transfer to a purported Series A Record Transferee that resulted in the Series A Excess Stock), if: (i) the shares of Series A Excess Stock held in the Series A Trust would not be Series A Excess Stock in the hands of such Series A Beneficiary; and (ii) the Series A Purported Beneficial Transferee does not receive a price for designating such Series A Beneficiary that reflects a price per share for such Series A Excess Stock that exceeds (a) the price per share such Series A Purported Beneficial Transferee paid for the Equity Stock in the purported Series A Transfer that resulted in the Series A Excess Stock, or (b) if the Series A Purported Beneficial Transferee did not give value for such Series A Excess Stock (through a gift, devise or other transaction), a price per share equal to the Market Price for the shares of the Series A Excess Stock on the date of the purported Series A Transfer that resulted in the Series A Excess Stock. Upon such transfer of an interest in the Series A Trust, the corresponding shares of Series A Excess Stock in the Series A Trust shall be automatically exchanged for an equal number of shares of Equity Stock and such shares of Equity Stock shall be transferred of record to the transferee of the interest in the Series A Trust if such shares of Equity Stock would not be Series A Excess Stock in the hands of such transferee. Prior to any transfer of any interest in the Series A Trust, the Series A Purported Record Transferee must give advance notice to the Company of the intended transfer and the Company must have waived in writing its purchase rights under Section 5(j)(xix) of this Article V.

Notwithstanding the foregoing, if a Series A Purported Beneficial Transferee receives a price for designating a Series A Beneficiary of an interest in the Series A Trust that exceeds the amounts allowable under this Section 5(j)(xviii) of this Article V, such Series A Purported Beneficial Transferee shall pay, or cause such Series A Beneficiary to immediately pay, such excess to the Company. If any of the foregoing restrictions on transfer of Series A Excess Stock are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Series A Purported Record Transferee may be deemed, at the option of the Company, to have acted as an agent of the Company in acquiring Series A Excess Stock and to hold Series A Excess Stock on behalf of the Company.

(xix) **Call by Company on Series A Excess Stock.** Shares of Series A Excess Stock shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of: (i) the price per share in the transaction that created such Series A Excess Stock (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and (ii) the Market Price of the Equity Stock to which such Series A Excess Stock relates on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer for a period of 90 days after the later of: (i) the date of the Series A Transfer which resulted in such Series A Excess Stock; and (ii) the date the Board of Directors determines in good faith that a Series A Transfer resulting in Series A Excess Stock has occurred, if the Company does not receive a notice of such Series A Transfer pursuant to Section 5(j)(v) of this Article V but in no event later than a permitted Series A Transfer pursuant to and in compliance with the terms of Section 5(j)(xviii) of this Article V.

(xx) **Settlement.** Nothing in this Section 5(j) of Article V shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system.

**Section 6.** **Preemptive Rights**. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to these Articles or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Company shall have any preemptive right to purchase or subscribe for any additional shares of the stock of the Company or any other security of the Company that the Company may issue or sell.

## ARTICLE VI
## BOARD OF DIRECTORS

**Section 1. Number and Classification**. The number of Directors of the Company shall be set by or determined in the manner provided in the Bylaws of the Company as amended (the "**Bylaws**") but shall never be less than the minimum number required by the MGCL. There are currently [ ] Directors and the names of the Directors currently in office, who shall serve until their successors are duly elected and qualify are:

[ ]

**Section 2. Authorization by Board of Stock Issuance**. The Board of Directors of the Company may authorize the issuance from time to time of shares of its stock of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles or the Bylaws or under Maryland Law.

**Section 3. Indemnification.**

(a) To the maximum extent permitted by Maryland law in effect from time to time, the Company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Director or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Director or officer of the Company and at the request of the Company, serves or has served as a Director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each an "Indemnified Party"). The rights to indemnification and advance of expenses provided by these Articles shall vest immediately upon election of a Director or officer. The Company may, with the approval of the Board of Directors, provide such indemnification and advance for expenses to an individual who served a predecessor of the Company in any of the capacities described in (a) or (b) above and to any employee or agent of the Company or a predecessor of the Company. The indemnification and payment or reimbursement of expenses provided in these Articles shall not be deemed exclusive of or limit in any way other rights to which any Indemnified Party may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise..

(b) The Company shall have the power to purchase and maintain insurance on behalf of an Indemnified Party against any liability asserted which was incurred in any such capacity with the Company or arising out of such status. Nothing contained herein shall constitute a waiver by any Indemnified Party of any right which he, she or it may have against any party under federal or state securities laws.

(c) No amendment of these Articles or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

**Section 4. Reserved Powers of Board of Directors**. The enumeration and definition of particular powers of the Board of Directors included in these Articles shall not be construed or deemed by inference or otherwise in any manner to exclude or limit the powers conferred upon the Board of Directors under the MGCL as now or hereafter in force.

**Section 5. Determinations by Board of Directors**. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors, shall be final and conclusive and shall be binding upon the Company and every holder of shares of its stock: (i) the amount of the net income of the Company for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; (ii) the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; (iii) the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); (iv) any interpretation or resolution of any ambiguity with respect to any provision of these Articles (including the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or

terms or conditions of redemption of any class or series of Equity Stock) or the Bylaws; (v) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Company or of any Equity Stock; (vi) the number of shares of any class; (vii) any matter relating to the acquisition, holding and disposition of any assets by the Company; (viii) any matter relating to the qualification of the Company as a REIT or election of a different tax status for the Company; (ix) any interpretation of the terms and conditions of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other organization; or (x) any other matter relating to the business and affairs of the Company or required or permitted by applicable law, these Articles, the Bylaws or otherwise to be determined by the Board of Directors; provided, however, that any determination by the Board of Directors as to any of the preceding matters shall not render invalid or improper any action taken or omitted prior to such determination and no Director shall be liable for making or failing to make such a determination.

**Section 6.** **REIT Qualification.** The Board of Directors shall use its reasonable best efforts to cause the Company to qualify for U.S. federal income tax treatment in accordance with the provisions of the Code applicable to a REIT. In furtherance of the foregoing, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary, and may take such actions as in its sole judgment and discretion are desirable, to preserve the status of the Company as a REIT; provided, however, that if a majority of the Board of Directors determines that it is no longer in the best interest of the Company to continue to qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Company's REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for REIT qualification.

**Section 7.** **Authorization by Board of Stock Issuance.** The Board of Directors may authorize the issuance from time to time of shares of stock of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles or the Bylaws.

## ARTICLE VII
## RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

**Section 1.** **Definitions.** For the purpose of this Article VII only, the following terms shall have the following meanings:

**"AGGREGATE STOCK OWNERSHIP LIMIT"** means 9.8% in value of the aggregate of the outstanding shares of Equity Stock, or such other percentage determined by the Board of Directors in accordance with Article VII, Section 2(f) hereof.

**"BENEFICIAL OWNERSHIP"** means ownership of shares of Equity Stock by a Person, whether the interest in the shares of Equity Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code; provided, however, that in determining the number of shares Beneficially Owned by a Person, no share shall be counted more than once. Whenever a Person Beneficially Owns shares of Equity Stock that are not actually outstanding (e.g., shares issuable upon the exercise of an option or the conversion of a convertible security) ("**Option Shares**"), then, whenever this Article requires a determination of the percentage of outstanding shares of a class of Equity Stock Beneficially Owned by such Person, the Option Shares Beneficially Owned by such Person shall also be deemed to be outstanding. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have correlative meanings.

**"BENEFICIARY"** means one or more beneficiaries of the Trust as determined pursuant to Article VII, Section 3(d) hereof; provided that each organization must be described in Section 501(c)(3) of the Code and contributions to each organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

**"BUSINESS DAY"** means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the State of New York are authorized or required by law, regulation or executive order to close.

**"COMMON STOCK OWNERSHIP LIMIT"** means 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock, or such other percentage determined by the Board of Directors in accordance with Article VII, Section 2(f) hereof.

**"CONSTRUCTIVE OWNERSHIP"** means ownership of shares of Equity Stock by a Person, whether the interest in the shares of Equity Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have correlative meanings.

**"EXCEPTED HOLDER"** means a holder of shares of Equity Stock for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Article VII, Section 2(f) hereof.

**"EXCEPTED HOLDER LIMIT"** means, provided that the affected holder of Equity Stock agrees to comply with the requirements established by the Board of Directors pursuant to Article VII, Section 2(f) hereof, the percentage limit established by the Board of Directors pursuant to Article VII, Section 2(f) hereof, subject to adjustment pursuant to Article VII, Section 2(g) hereof.

**"NON-TRANSFER EVENT"** means any event or other changes in circumstances other than a purported Transfer, including, without limitation, any change in the value of any shares of Equity Stock and any redemption of any shares of Equity Stock.

**"OWNERSHIP LIMIT"** means the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit, subject to adjustment pursuant to Article VII, Section 2(g) hereof.

**"PURPORTED BENEFICIAL TRANSFEREE"** shall mean, with respect to any purported Transfer or Non-Transfer Event that results in Excess Stock as defined in Section 2(a)(ii) of this Article VII, the purported beneficial transferee (determined under the principles of Section 856(a)(5) of the Code) for whom the Purported Record Transferee would have acquired shares of Equity Stock, if such Transfer had been valid under Section 2(a)(i) of this Article VII.

**"PURPORTED RECORD TRANSFEREE"** shall mean, with respect to any purported Transfer or Non-Transfer Event that results in Excess Stock as defined below in Section 2(a)(ii) of this Article VII, the purported record transferee of the Equity Stock who would have acquired such record ownership of shares of Equity Stock if such Transfer had been valid under Section 2(a)(i) of this Article VII.

**"RESTRICTION TERMINATION DATE"** means the first day on which the Board of Directors determines, pursuant to Article VII, Section 10 hereof, that it is no longer in the best interests of the Company to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Equity Stock set forth in this Article VII are no longer required for the Company to qualify as a REIT.

**"SDAT"** means the State Department of Assessments and Taxation of Maryland.

**"TRANSFER"** means any issuance, sale, transfer, gift, assignment, devise or other disposition of, as well as any other event that causes any Person to acquire, Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of, or any agreement to acquire Equity Stock or the right to vote or receive dividends or other Distributions on, Equity Stock, including, without limitation, (i) the issuance and transfer to holders of shares or interests of another entity that is merged with the Company of shares of Equity Stock as a result of such merger, (ii) a change in the capital structure of the Company, (iii) a change in the relationship between two or more Persons which causes a change in ownership of shares of Equity Stock by application of either Section 544 of the Code, as modified by Section 856(h) of the Code, or Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code, (iv) the grant or exercise of any option or warrant (or any disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable), pledge, security interest or similar right to acquire shares of Equity Stock, (v) any disposition of any securities or rights convertible into or exchangeable for shares of Equity Stock or any interest in shares of Equity Stock or any exercise of any such conversion or exchange right, (vi) Transfers of interests in other entities that result in changes in Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of Equity Stock, and (vii) any change in the value of one class or series of shares of Equity Stock relative to the value of any other class or series of shares of Equity Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned, Beneficially Owned or beneficially owned (determined under the principles of Section 856(a)(5) of the Code) and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have correlative meanings.

**"TRUST"** means any separate trust created and administered in accordance with the terms of Article VII, Section 3 hereof for the exclusive benefit of any Beneficiary.

**"TRUSTEE"** means the Person unaffiliated with both the Company and any Prohibited Owner that is a "United States person" within the meaning of Section 7701(a)(30) of the Code and is appointed by the Company to serve as trustee of the Trust.

**Section 2. Equity Stock.**

(a) **Ownership Limitations.** Prior to the Restriction Termination Date:

(i) Basic Restrictions. (A) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Equity Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Equity Stock in excess of the Excepted Holder Limit for such Excepted Holder; (B) no Person shall Beneficially Own or Constructively Own shares of Equity Stock to the extent that such Beneficial Ownership or Constructive Ownership of Equity Stock would result in the Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year); (C) no Person shall Beneficially Own or Constructively Own shares of Equity Stock to the extent that such Beneficial Ownership or Constructive Ownership would result in the Company failing to qualify as a REIT; (D) no Person shall Beneficially Own or Constructively Own shares of Equity Stock to the extent that such Beneficial Ownership or Constructive Ownership would cause any income of the Company that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Company actually owning or Constructively Owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code); and (E) any Transfer of shares of Equity Stock that, if effective, would result in the Equity Stock being beneficially owned by fewer than one hundred (100) persons (determined under principles applicable to Section 856(a)(5) of the Code) shall be void *ab initio*, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(ii) Transfer in Trust. If any Transfer of shares of Equity Stock or Non-Transfer Event occurs that, if effective or otherwise, would result in any Person Beneficially Owning or Constructively Owning shares of Equity Stock in violation of Article VII, Section 2(a)(i)(A), (B), (C) or (D) hereof, then (A) that number of shares of Equity Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Article VII, Section 2(a)(i) (A), (B), (C) or (D) hereof (rounded up to the next whole share) (such shares the "**Excess Stock**") shall be automatically transferred to a Trust for the benefit of a Beneficiary, as described in Article VII, Section 3 hereof, effective as of the close of business on the Business Day immediately preceding the date of such Transfer or Non-Transfer Event, and such Person (or, if different, the direct or Beneficial Owner of such shares) shall acquire no rights in such shares (or shall be divested of its rights in such shares); (B) if the transfer to the Trust described in subclause (A) of this sentence would not be effective for any reason to prevent the violation of Article VII, Section 2(a)(i)(A), (B), (C) or (D) hereof, then the Transfer of that number of shares of Equity Stock that otherwise would cause any Person to violate Article VII, Section 2(a)(i)(A), (B), (C) or (D) hereof shall be void *ab initio*, and the intended transferee shall acquire no rights in such shares of Equity Stock; or (C) if the transfer to the Trust described in subclause (A) of this sentence as a result of a Non-Transfer Event would not be effective for any reason to prevent the violation of Article VII, Section 2(a)(i)(A), (B), (C) or (D) hereof, then the Non-Transfer Event that otherwise would cause any Person to violate Article VII, Section 2(a)(i)(A), (B), (C) or (D) hereof shall be void *ab initio* to the extent that the Company has the legal ability to void the Non-Transfer Event, and the intended transferee shall acquire no rights in such shares of Equity Stock. To the extent that, upon a transfer of shares pursuant to this Article VII, Section 2(a)(ii), a violation of any provision of this Article VII would nonetheless be continuing (for example where the ownership of shares by a single Trust would violate the 100 stockholder requirement applicable to REITs), then shares shall be transferred to that number of Trusts, each having a distinct Trustee and a Beneficiary or Beneficiaries that are distinct from those of each other Trust, such that there is no violation of any provision of this Article VII.

(iii) Inapplicability to Series A Preferred Stock. Notwithstanding any provision of this Article VII of these Articles to the contrary, the Series A Preferred Stock is not subject to the provisions of this Article VII of these Articles and is subject to the provisions of Section 5(j) of Article V of these Articles.

(b) **Remedies for Breach.** If the Board of Directors or its designee (including any duly authorized committee of the Board of Directors) shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that

results in a violation of Article VII, Section 2(a) hereof or that a Person intends to acquire or has attempted to acquire Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of any shares of Equity Stock in violation of Article VII, Section 2(a) hereof (whether or not such violation is intended), the Board of Directors or its designee may take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event, including, without limitation, causing the Company to redeem shares of Equity Stock, refusing to give effect to such Transfer on the books and records of the Company or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer or Non-Transfer Event that results in violation of Article VII, Section 2(a) hereof shall automatically result in the transfer to the Trust described therein, and, where applicable, such Transfer (or Non-Transfer Event) shall be void *ab initio* as provided in Article VII, Section 2(a) hereof irrespective of any action (or non-action) by the Board of Directors or its designee.

(c) **Owners Required to Provide Information.** Prior to the Restriction Termination Date:

(i) every owner of more than five percent (5.0%) (or such lower percentage as required by the Code) of the outstanding shares of Equity Stock shall, within thirty days after the end of each taxable year, give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of Equity Stock Beneficially Owned and a description of the manner in which the shares are held and any additional information as the Company may request in order to determine the effect, if any, of such Beneficial Ownership on the Company's status or qualification as a REIT and to ensure compliance with the Ownership Limits and the other restrictions set forth herein;

(ii) each Person who is a Beneficial Owner or Constructive Owner of Equity Stock and each Person (including the stockholder of record) who is holding Equity Stock for a Beneficial Owner or Constructive Owner shall provide to the Company any information as the Company may request, in good faith, in order to determine the Company's status or qualification as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance; and

(iii) any Person who acquires or attempts or intends to acquire Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of shares of Equity Stock that will or may violate Article VII, Section 2(a)(i), or any Person who held or would have owned shares of Equity Stock that resulted in a Transfer to the Trust pursuant to the provisions of Article VII, Section 2(a)(ii), shall (A) immediately give written notice to the Company of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice to the Company and (B) shall provide to the Company any other information as the Company may request in order to determine the effect, if any, of such Transfer on the Company's status or qualification as a REIT.

(d) **Remedies Not Limited.** Nothing contained in this Article VII, Section 2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Company and the interests of its stockholders in preserving the Company's status or qualification as a REIT.

(e) **Ambiguity.** In the case of an ambiguity in the application of any of the provisions of this Article VII, or any definition contained in this Article VII, the Board of Directors shall have the power to determine the application of the provisions of this Article VII or any such definition with respect to any situation based on the facts known to the Board of Directors. In the event any section of this Article VII requires an action by the Board of Directors and these Articles fail to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of these Articles or the MGCL.

(f) **Exceptions.**

(i) Subject to Article VII, Section 2(a)(i)(B), (C) and (D) hereof, the Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from one or both of the Ownership Limits, may establish or increase an Excepted Holder Limit for such Person and may retroactively waive or prospectively exempt a Person from the ownership limitations set forth in Article VII, Section 2(a)(i)(A) if: (i) the Board of Directors obtains such representations and undertakings from the Person as are reasonably necessary to ascertain that its Beneficial Ownership or Constructive Ownership of Equity Stock will not violate Article VII, Section 2(a)(i)(B), (C) and (D) hereof; (ii) such Person does not, and represents that it will not, actually own or Constructively Own, an

interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to actually own, or Constructively Own, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant, and the Board of Directors obtains such representations and undertakings from the Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Company (or an entity owned or controlled by the Company) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors, rent from such tenant would not adversely affect the Company's ability to qualify as a REIT shall not be treated as a tenant of the Company); and (iii) such Person agrees that any violation or attempted violation of such covenants (or other action that is contrary to the restrictions contained in this Article VII) will result in such shares of Equity Stock being automatically transferred to a Trust in accordance with Article VII, Section 2(a)(ii) and Article VII, Section 3 hereof.

(ii) Prior to granting any exception pursuant to Article VII, Section 2(f)(i) hereof, the Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Company's status or qualification as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception or waiver establishing or increasing an Excepted Holder Limit.

(iii) Subject to Article VII, Section 2(a)(i)(B), (C) and (D) hereof, any person acting as an underwriter who participates in a public offering or a private placement of Equity Stock (or securities convertible into or exchangeable for Equity Stock) may Beneficially Own or Constructively Own shares of Equity Stock (or securities convertible into or exchangeable for Equity Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to enable the person to act as an underwriter in connection with the public offering or private placement.

(iv) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time; or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit, as applicable.

(g) **Increase or Decrease in Aggregate Stock Ownership and Common Stock Ownership Limits.** Subject to Article VII, Section 2(a)(i)(B), (C) and (D) hereof, the Board of Directors may from time to time increase one or both of the Ownership Limits for one or more Persons and decrease one or both of the Ownership Limits for all other Persons (or all Persons); provided, however, that any decreased Ownership Limit will not be effective for any Person whose percentage ownership in shares of Equity Stock is in excess of such decreased Ownership Limit until such time as such Person's percentage of shares of Equity Stock equals or falls below the decreased Ownership Limit, but any further acquisition of shares of Equity Stock in excess of such percentage ownership of shares of Equity Stock will be in violation of the Ownership Limit and, provided further, that the new Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding shares of Equity Stock or otherwise result in the Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) if five unrelated individuals were to Beneficially Own the five largest amounts of Equity Stock permitted to be Beneficially Owned under each Excepted Holder Limit, as applied to an Excepted Holder, and such new Ownership Limits with respect to each other holder of Equity Stock, taking into account the immediately preceding proviso permitting ownership in excess of decreased Ownership Limits in certain cases.

(h) **Legend.** Each certificate for shares of Equity Stock, if certificated, shall bear a legend that substantially describes the foregoing restrictions on transfer and ownership, or, instead of such legend, the certificate, if any, may state that the Company will furnish a full statement about certain restrictions on transferability to a holder of Equity Stock on request and without charge.

**Section 3. Transfer of Equity Stock in Trust.**

(a) **Trust for Excess Stock.** Upon any purported Transfer or Non-Transfer Event that results in Excess Stock pursuant to Section 2(a) of this Article VII, such Excess Stock shall be deemed to have been transferred to the Trustee, as trustee of a Trust for the benefit of one or more Beneficiaries. Such Transfer to the Trustee shall be deemed to be effective as

of the close of business on the Business Day prior to the purported Transfer or Non-Transfer Event that results in the Transfer to the Trust pursuant to Section 2(a) of this Article VII. Shares of Excess Stock so held in trust shall be issued and outstanding stock of the Company. The Purported Record Transferee shall have no rights in such Excess Stock except as provided in Section 3(c) or 3(d) of this Article VII. The Purported Beneficial Transferee shall have no rights in such Excess Stock except as provided in Section 3(c) or 3(d) of this Article VII. Each Beneficiary shall be designated by the Company as provided in Section 3(e) of this Article VII.

(b) **Dividend and Voting Rights.** The Trustee shall have all voting rights and rights to dividends or other distributions with respect to Excess Stock, which rights shall be exercised for the exclusive benefit of the Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that shares of Equity Stock have been Transferred to the Trustee shall be paid by the recipient of such dividend or other distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividends or other distributions so paid over to the Trustee shall be held in trust for the Beneficiary. The Purported Record Transferee shall have no voting rights with respect to Excess Stock and, subject to Maryland law, effective as of the date that shares of Equity Stock have been Transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Purported Record Transferee prior to the discovery by the Company that shares of Equity Stock have been Transferred to the Trustee and (ii) to resubmit a proxy or recast such vote in accordance with the desires of the Trustee acting for the benefit of the Beneficiary; provided, however, that if the Company has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Company has received notification that shares of Equity Stock have been Transferred into a Trust, the Company shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

(c) **Sale of Excess Stock by Trustee.** Within 20 days of receiving notice from the Company that shares of Equity Stock have been Transferred to the Trust, the Trustee shall sell the shares held in the Trust to a Person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2(a) of this Article VII. Upon such sale, the interest of the Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Purported Record Transferee or Purported Beneficial Transferee, as applicable, and to the Beneficiary as provided in this Section 3(c) of Article VII. The Purported Beneficial Transferee or Purported Record Transferee, as applicable, shall receive the lesser of (i) the price paid by the Purported Beneficial Transferee or Purported Record Transferee, as applicable, for the shares or, if the Purported Beneficial Transferee or Purported Record Transferee, as applicable, did not give value for the shares in connection with the event causing the shares to be held in the Trust (*e.g.*, in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (ii) the sale proceeds received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, by the amount of dividends and other distributions which has been paid to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, and is owed by the Purported Beneficial Transferee or Purported Record Transferee, as applicable, to the Trustee pursuant to Section 3(b) of this Article VII. Any net sales proceeds in excess of the amount payable to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, shall be immediately paid to the Beneficiary. If, prior to the discovery by the Company that shares of Equity Stock have been Transferred to the Trustee, such shares are sold by a Purported Beneficial Transferee or Purported Record Transferee, as applicable,, then (x) such shares shall be deemed to have been sold on behalf of the Trust and (y) to the extent that the Purported Beneficial Transferee or Purported Record Transferee, as applicable, received an amount for such shares that exceeds the amount that such Purported Beneficial Transferee or Purported Record Transferee, as applicable, was entitled to receive pursuant to this Section 3(c) of Article VII, such excess shall be paid to the Trustee upon demand.

(d) **Call by Company on Excess Stock.** Shares of Excess Stock shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of: (i) the price per share in the transaction that resulted in such Excess Stock (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the Excess Stock pursuant to Section 3(c) of this Article VII. Upon such a sale to the Company, the interest of the Beneficiary in the Excess Stock sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Purported Beneficial Transferee or Purported Record Transferee, as applicable,. The Company may reduce the amount payable to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, by the

amount of dividends and other distributions which have been paid to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, and are owed by the Purported Beneficial Transferee or Purported Record Transferee, as applicable, to the Trustee pursuant to Section 3(b) of this Article VII. The Company shall pay the amount of such reduction to the Trustee for the benefit of the Beneficiary.

(e) **Designation of Charitable Beneficiaries.** The Company shall designate one or more nonprofit organizations to be the Beneficiary of the interest in the Trust such that (i) Excess Stock held in the Trust would not violate the restrictions set forth in Section 2(a) of this Article VII in the hands of such Beneficiary and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A) (other than (vii) or (viii) thereof), 2055 and 2522 of the Code. Neither the failure of the Company to make such designation nor the failure of the Company to appoint the Trustee before the automatic transfer provided for in Section 3(a) of this Article VII shall make such transfer ineffective, provided that the Company thereafter makes such designation and appointment. The designation of a nonprofit organization as a Beneficiary shall not entitle such nonprofit organization to serve in such capacity and the Company may, in its sole discretion, designate a different nonprofit organization as the Beneficiary at any time and for any or no reason. Any determination by the Company with respect to the application of this Article VII shall be binding on each Beneficiary.

**Section 4. Enforcement.** The Company is specifically authorized to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

**Section 5. Non-Waiver.** No delay or failure on the part of the Company or the Board of Directors in exercising any right under this Article VII shall operate as a waiver of any right of the Company or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

**Section 6. Settlement.** Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

**Section 7. Severability.** If any provision of this Article VII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

## ARTICLE VIII
## AMENDMENTS

The Company reserves the right from time to time to make any amendment to these Articles, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in these Articles, of any outstanding shares of stock. All rights and powers conferred by these Articles on stockholders, Directors and officers are granted subject to this reservation..

## ARTICLE IX
## EXTRAORDINARY ACTIONS

Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

## ARTICLE X
## LIMITATION OF LIABILITY

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no Director or officer of the Company shall be liable to the Company or its stockholders for money damages. Neither the amendment nor repeal of this Article VIII, nor the adoption or amendment of any other provision of these Articles or of

the Bylaws inconsistent with this Article VIII, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD: The amendment to and restatement of the charter of the Company as hereinabove set forth has been duly advised by the Board of Directors and approved by the stockholders of the Company as required by law.

FOURTH: The current address of the principal office of the Company is as set forth in Article III of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Company's current resident agent is as set forth in Article III of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article VI of the foregoing amendment and restatement of the charter.

SEVENTH: The undersigned acknowledges these Fifth Articles of Amendment and Restatement to be the corporate act of the Company and as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[*The remainder of this page intentionally blank*]

IN WITNESS WHEREOF, the Company has caused these Fifth Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary, Senior Vice President and General Counsel on this __th day of _______________, ____.

INLAND REAL ESTATE CORPORATION

By: ________________________________________
Name: Mark E. Zalatoris
Title: President and Chief Executive Officer

ATTEST: INLAND REAL ESTATE CORPORATION

By: ________________________________________
Name: Beth Sprecher Brooks
Title: Secretary, Senior Vice President and General Counsel

(This page has been left blank intentionally.)

**Exhibit B**

**INLAND REAL ESTATE CORPORATION**
**~~FOURTH~~FIFTH ARTICLES OF AMENDMENT AND RESTATEMENT**

**To State Department of Assessments and Taxation, State of Maryland:**

Pursuant to the provisions of Section 2-609 of the Maryland General Corporation Law, Inland Real Estate Corporation, a Maryland corporation (the "**Company**"), hereby certifies that:

FIRST: The Company desires to amend and restate its ~~Third Articles of Amendment and Restatement~~charter as currently in effect and hereinafter amended.

SECOND: The following provisions set forth in these ~~Fourth~~Fifth Articles of Amendment and Restatement are all the provisions of the ~~articles of incorporation~~charter of the Company as currently in effect and as hereinafter amended:

**ARTICLE I**
**NAME**

The name of the corporation is: Inland Real Estate Corporation.

**ARTICLE II**
**PURPOSE**

The purposes for which the Company is formed are to engage in any lawful act or activity (including, without limitation or obligation, qualifying as a real estate investment trust (a "**REIT**") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or any successor statute (the "**Code**")) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

**ARTICLE III**
**PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT**

The post office address of the principal office of the Company in the State of Maryland is c/o The Corporation Trust Incorporated, ~~300 East Lombard~~351 West Camden Street, Baltimore, Maryland ~~21202.~~21201. The name of the resident agent of the Company in the State of Maryland is The Corporation Trust Incorporated at ~~300 East Lombard~~351 West Camden Street, Baltimore, Maryland ~~21202.~~21201. The resident agent is a corporation located in the State of Maryland.

**~~Article IV~~**
**~~INCORPORATOR~~**

~~The name and address of the incorporator shall be Don S. Hershman, 444 North Michigan Avenue, Suite 2500, Chicago, Illinois 60611.~~

**ARTICLE IV~~Article V~~**
**DEFINITIONS**

For the purposes of these Articles, the following terms shall have the following meanings:

~~"**ACQUISITION EXPENSES**" means expenses related to the Company's selection, evaluation and acquisition of, and investment in, properties, whether or not acquired or made, including but not limited to legal fees and expenses, travel and communications expenses, cost of appraisals and surveys, non-refundable option payments on property not acquired, accounting fees and expenses, computer use related expenses, architectural and engineering reports, environmental and asbestos audits, title insurance and escrow fees, and personnel and miscellaneous expenses related to the selection and acquisition of properties.~~"**ARTICLES**" means the charter of the Company.

"~~**AFFILIATE**" means: (i) any Person directly or indirectly owning, controlling or holding, with the power to vote 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.~~**DIRECTOR**" means a director of the Company.

~~"**AVERAGE INVESTED ASSETS**" shall mean, for any period, the average of the aggregate book value of the assets of the Company invested, directly or indirectly, in equity interests and in loans secured by real estate, before reserves for depreciation or bad debts or other similar noncash reserves, computed by taking the average of such values at the end of each month during such period.~~

~~"**COMPETITIVE REAL ESTATE COMMISSION**" means the real estate or brokerage commission paid for the purchase or sale of a property which is reasonable, customary and competitive in light of the size, type and location of such property.~~

~~"**CONTRACT PRICE FOR THE PROPERTY**" means the amount actually paid or allocated to the purchase, development, construction or improvement of a property exclusive of Acquisition Expenses.~~

~~"**DEVELOPMENT FEE**" means a fee for the packaging of a property of the Company, including negotiating and approving plans, and undertaking to assist in obtaining zoning and necessary variances and necessary financing for the specific property, either initially or at a later date.~~

~~"**DIRECTORS**" means the members of the Board of Directors of the Company.~~

"**EQUITY STOCK**" shall mean shares of stock ~~that is either~~of the Company, including Common Stock ~~and/~~or Preferred Stock~~ of the Company~~.

"**MARKET PRICE**" means the last reported sales price reported on the NYSE of the Equity Stock on the trading day immediately preceding the relevant date, or if the Equity Stock is not then traded on the NYSE, the last reported sales price of the Equity Stock on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which the Equity Stock may be traded, or if the Equity Stock is not then traded over any exchange or quotation system, then the market price of the Equity Stock on the relevant date as determined in good faith by the Board of Directors of the Corporation.

"~~**INDEPENDENT DIRECTORS**" means the Directors who perform no other services for the Company, except as Directors.~~**MGCL**" means the Maryland General Corporation Law, as amended from time to time, or any successor statute.

~~"**INDEPENDENT EXPERT**" shall mean a person with no current or prior business or personal relationship with the Directors and who is engaged, to a substantial extent, in the business of rendering opinions regarding the value of assets of the type held by the Company.~~

~~"**LEVERAGE**" shall mean the aggregate amount of indebtedness of the Company for money borrowed (including purchase money mortgage loans) outstanding at any time, both secured and unsecured.~~

~~"**NET ASSETS**" or "**NET ASSET VALUE**" means the total assets of the Company (other than intangibles) at cost before deducting depreciation or other non-cash reserves less total liabilities of the Company, calculated at least quarterly on a basis consistently applied.~~

~~"**NET INCOME**" means, for any period, total revenues applicable to such period, less the expenses applicable to such period other than additions to or allowances for reserves for depreciation, amortization or bad debts or other similar non-cash reserves; provided, however, that Net Income shall not include the gain from the sale of the Company's assets.~~

~~"**ORGANIZATION AND OFFERING EXPENSES**" means those expenses incurred by and to be paid from the assets of the Company in connection with and in preparing the Company for registration and subsequently offering and distributing Shares to the public, including, but not limited to, total underwriting and brokerage discounts and commissions (including fees of the underwriters' attorneys), expenses for printing, engraving, mailing, salaries of employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositaries, experts, expenses of qualification of the sale of the securities under federal and state laws, including taxes and fees, and accountants' and attorneys' fees.~~

~~"**OWNERSHIP LIMIT**" means the beneficial ownership of no more than 9.8% of the outstanding Shares of the Company.~~

~~"**PARTICIPANT**" means a Stockholder who purchases Shares pursuant to this Offering and elects to participate in the DRP.~~NYSE" means the New York Stock Exchange.

"**PERSON**" means any ~~natural person, partnership, corporation, association, trust~~individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company, limited liability company ~~or other legal entity~~, any other legal or commercial entity, a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act or a group to which an Excepted Holder Limit applies.

~~"**REIT**" means a corporation, trust, association or other legal entity (other than a real estate syndication) which is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interests) or in loans secured by real estate or both.~~

~~"**ROLL-UP**" means a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of the Company and the issuance of securities of a Roll-Up Entity. Such term does not include:~~

~~(a) a transaction involving securities of the Company that have been for at least 12 months listed on a national securities exchange or traded through The Nasdaq Stock Market-Nasdaq National Market; or~~

~~(b) a transaction involving the conversion to corporate, trust or association form of only the Company if, as a consequence of the transaction, there will be no significant adverse change in any of the following:~~

~~(i) Stockholders' voting rights;~~

~~(ii) the term and existence of the Company; or~~

~~(iii) the Company's investment objectives.~~

~~"**ROLL-UP ENTITY**" means a partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of a proposed Roll-Up transaction.~~

~~"**SHARES**" means the common stock, par value $.01 per share, of the Company.~~

~~"**STOCKHOLDERS**" means holders of shares of Common Stock.~~

~~"**TOTAL OPERATING EXPENSES**" means the aggregate expenses of every character paid or incurred by the Company as determined under generally accepted accounting principles, but excluding:~~

~~(a) the expenses of raising capital such as Organization and Offering Expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the Shares;~~

~~(b) interest payments;~~

~~(c) taxes;~~

~~(d) non-cash expenditures such as depreciation, amortization and bad debt reserves; and~~

~~(e) Acquisition Expenses, real estate commissions on resale of property and other expenses connected with the acquisition, disposition and ownership of real estate interests, mortgage loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).~~

## ARTICLE V~~Article VI~~
## STOCK

**Section 1.** **Authorized Shares**. The total number of shares of stock which the Company has authority to issue is ~~506,000,000~~512,000,000 shares, of which 500,000,000 are shares of common stock, $0.01 par value per share ("**Common Stock**"), and ~~6,000,000~~12,000,000 are shares ~~are~~of preferred stock, $0.01 par value per share ("**Preferred Stock**"). The aggregate par value of the shares of authorized Common Stock and Preferred Stock is $5,000,000 and ~~$60,000,~~120,000, respectively. The Board of Directors of the Company may classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the stock. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to these Articles, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Company has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.

**Section 2.** **Liquidation**. Subject to any preferential rights in favor of any class of Preferred Stock, upon liquidation or dissolution of the Company, each issued and outstanding share of Common Stock shall be entitled to participate pro rata in the assets of the Company remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

~~Section 3. **Common Stock.**~~

**Section 3.** ~~(a)~~ **Common Stock.** Subject to the provisions of Article ~~VIII~~VII regarding Excess Stock (as such term is defined therein) and except as otherwise provided in these Articles, each issued and outstanding share of Common Stock shall entitle the holder thereof to one vote on all matters presented for a vote of stockholders.

~~(b) Subtitle 7 of Title 3 of the Maryland General Corporation Law (or any successor statute) ("Maryland Law") shall not apply to any acquisition of shares of stock by any Existing Holder (as defined herein) that is not prohibited or restricted by Article VIII of these Articles.~~

~~(c) Notwithstanding any provision of Maryland Law to the contrary, the Company shall not, without the concurrence of holders of at least a majority of the outstanding Shares: (i) amend these Articles: (ii) dissolve or liquidate the Company; or (iii) remove the Directors.~~

~~(d) With respect to Shares owned by the Directors or any Affiliate, neither the Directors, nor any Affiliate may vote or consent on matters submitted to the Stockholders regarding the removal of the Directors, or any Affiliate or any transaction between the Company and any of them. Shares held by the Directors and their Affiliates shall not be included in determining the number of outstanding Shares entitled to vote on the matters as described above.~~

**Section 4.** **Preferred Stock**. Shares of Preferred Stock may be issued, from time to time, in one or more classes or series, as authorized by the Board of Directors. Prior to issuance of shares of each class or series, the Board of Directors by resolution shall: (~~i~~a) designate that class or series to distinguish it from all other series and classes of stock of the Company; (~~ii~~b) specify the number of shares to be included in the class or series; and~~,~~ (c) subject to the provisions of Article ~~VIII~~VII regarding Excess Stock, ~~shall~~ set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption. Subject to the express terms of any other class or series of Preferred Stock outstanding at the time and notwithstanding any other provision of these Articles, the Board of Directors may increase or decrease the number of shares of, ~~or~~ alter the designation of or classify or reclassify~~,~~ any unissued shares of any class or series of Preferred Stock by setting or changing, in any one or more respects~~,~~ from time to time before issuing the shares, ~~and,~~ subject to the provisions of Article ~~VIII~~VII regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares of any class or series of Preferred Stock.

~~Section 5. **Articles of Incorporation and Bylaws.** All persons who shall acquire stock in the Company shall acquire the same subject to the provisions of these Articles and the Bylaws of the Company as amended.~~

~~Section 6. **Liability of Stockholders.** The Shares of the Company will be nonassessable by the Company.~~

~~Article VII~~

~~**PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS OF THE COMPANY AND OF ITS DIRECTORS AND STOCKHOLDERS**~~

~~Section 1. **Number and Classification.** The number of Directors of the Company shall never be less than three, nor more than nine, a majority of which will be Independent Directors. A Director shall have had at least three years of relevant real estate experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by the Company. At least one of the Independent Directors shall have three years of relevant real estate experience. The names of the current Directors who shall act until their successors are duly elected and qualified are:~~

~~Roland W. Burris (Independent Director)~~
~~Thomas P. D'Arcy (Independent Director)~~
~~Daniel L. Goodwin~~
~~Joel G. Herter (Independent Director)~~
~~Heidi N. Lawton (Independent Director)~~
~~Thomas H. McAuley~~
~~Thomas R. McWilliams (Independent Director)~~
~~Robert D. Parks~~
~~Joel D. Simmons~~

~~Section 2. **Term.** Each director will be elected for a one year term and will hold office for the term for which he or she is elected and until his or her successor is duly elected and qualified.~~

~~Section 3. **Removal**. A director may be removed with or without cause by the affirmative vote of the holders of at least a majority of all the votes entitled to be cast for the election of directors. A special meeting of the stockholders may be called, in accordance with the Bylaws of the Company, upon the written request of stockholders holding 10% or more of the shares of the Company entitled to vote at such meeting for the purpose of removing a director.~~

~~Section 4. **Authorization by Board of Stock Issuance**. The Board of Directors of the Company may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in these Articles or the Bylaws of the Company or under Maryland Law.~~

**Section 5.** ~~**Preemptive Rights**. Except as may be provided by the Board of Directors in authorizing the issuance of shares of Preferred Stock pursuant to Article VII, Section 4, no holder of shares of stock of the Company shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of the stock of the Company or any other security of the Company which it may issue or sell.~~**8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share**

~~Section 6. Indemnification.~~

~~(a) The Company shall, to the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted and, without limiting the generality of the foregoing, in accordance with Section 2-418 of Maryland Law, to indemnify and pay or reimburse reasonable expenses to any Director (each an "Indemnified Party") provided, that (i) the Director has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interest of the Company; (ii) the Director was acting on behalf of or performing services on the part of the Company; (iii) such liability or loss was not the result of negligence or misconduct on the part of the Indemnified Party, except that in the event the Indemnified Party is or was an Independent Director, such liability or loss shall not have been the result of gross negligence or willful misconduct; and (iv) such indemnification or agreement to be held harmless is recoverable only out of the assets of the Company and not from the Stockholders.~~

~~(b) The Company shall not indemnify a Director for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the~~

particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims and finds that indemnification of the settlement and related costs should be made and the court considering the request has been advised of the position of the Securities and Exchange Commission (the "Commission") and the published opinions of the Tennessee Securities Division and any other state securities regulatory authority in which securities of the Company were offered and sold as to indemnification for securities law violations.

(c) The Company may advance amounts to persons entitled to indemnification hereunder for legal and other expenses and costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services by the Indemnified Party for or on behalf of the Company; (ii) the legal action is initiated by a third party who is not a Stockholder or the legal action is initiated by a Stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the Indemnified Party receiving such advances undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such party is found not to be entitled to indemnification.

(d) The Company shall have the power to purchase and maintain insurance on behalf of an Indemnified Party against any liability asserted which was incurred in any such capacity with the Company or arising out of such status; provided, however, that the Company shall not incur the costs of any liability insurance which insures any person against liability for which he, she or it could not be indemnified under the Articles. Nothing contained herein shall constitute a waiver by any Indemnified Party of any right which he, she or it may have against any party under federal or state securities laws.

Section 7. **Choice of Law**. These Articles and the Bylaws, as amended, shall be construed in accordance with the laws of the State of Maryland and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws; provided, however, that causes of action for violations of federal or state securities laws shall not be governed by this Section 7.

Section 8. **Determinations by Board**. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with these Articles and in the absence of actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a court, shall be final and conclusive and shall be binding upon the Company and every holder of shares of its stock: (i) the amount of the net income of the Company for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; (ii) the amount of paid in surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; (iii) the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); and (iv) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Company; and any matters relating to the acquisition, holding and disposition of any assets by the Company.

Section 9. **Reserved Powers of Board**. The enumeration and definition of particular powers of the Board of Directors included in this Article VII shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other provision of these Articles, or construed or deemed by inference or otherwise in any manner to exclude or limit the powers conferred upon the Board of Directors under Maryland Law as now or hereafter in force.

Section 10. **REIT Qualification**. The Board of Directors shall use its reasonable best efforts to cause the Company and its stockholders to qualify for U.S. federal income tax treatment in accordance with the provisions of the Code applicable to a REIT. In furtherance of the foregoing, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary, and may take such actions as in its sole judgment and discretion are desirable, to preserve the status of the Company as a REIT; provided, however, that if a majority of the Board of Directors determines that it is no longer in the best interests of the Company to continue to have the Company qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Company's REIT election pursuant to Section 856(g) of the Code.

The Company is an infinite life REIT which may be dissolved pursuant to the procedures set forth in the MGCL at any time by the affirmative vote of a majority of the Stockholders. However, should the Board of Directors determine within five years

~~of the date of the Prospectus that the Shares will not be listed for trading on a national stock exchange or market, the Company anticipates recommending to the Stockholders that the Company be liquidated within ten years of the date thereof.~~

~~Section 11. **Distributions**. Prior to the completion of the acquisition of the properties with the proceeds of the Company's offering, Distributions to Stockholders shall be declared and payable quarterly, in amounts as may be determined by the Board of Directors out of funds legally available. Upon completion of the acquisition process, the Company will pay regular monthly Distributions to its Stockholders. Concurrently with any Distribution, the Company shall provide Stockholders with a statement disclosing the source of the funds distributed. If such information is not available concurrently with the making of a Distribution, a statement setting forth the reasons why such information is not available shall be provided concurrently. In no event shall such information be provided to Stockholders more than 60 days of making such Distribution. Distributions in-kind shall not be permitted, except for distributions of: (i) readily marketable securities; (ii) beneficial interests in a liquidating trust established for the dissolution of the Company and the liquidation of its assets in accordance with the terms of these Articles; or (iii) distributions of in-kind property which meet all of the following conditions: (a) the Directors advise each Stockholder of the risks associated with direct ownership of the property; (b) the Directors offer each Stockholder the election of receiving in-kind property distributions, and (c) the Directors distribute in-kind property only to those Stockholders who accept the Directors' offer. The Directors shall endeavor to declare and pay such distributions as shall be necessary under the Code; however, Stockholders shall have no right to any distribution unless and until declared by the Directors. The exercise of the powers and rights of the Directors pursuant to this Section 11 shall be subject to the provisions of any class or series of Shares at the time outstanding. The receipt by any person in whose name any Shares are registered on the records of the Company or by his, her or its duly authorized agent shall be a sufficient discharge for all dividends or distributions payable or deliverable in respect of such Shares and from all liability related to the application thereof.~~

~~Section 12. **Distribution Reinvestment Program**. The Directors may adopt a distribution reinvestment program on such terms and conditions as shall be set forth in the Prospectus, which program may be amended from time to time by the Directors, provided, however, that such program shall, at a minimum, provide for the following:~~

(a) ~~All material information regarding the distribution to the Stockholder and the effect of reinvesting such distribution, including the tax consequences thereof, shall be provided to the Stockholder at least annually; and~~ **Designation and Number.** A series of Preferred Stock, designated the "8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share" (the "Series A Preferred Stock"), is hereby established. The number of authorized shares of Series A Preferred Stock shall be 4,400,000.

(b) ~~Each Stockholder participating in the distribution reinvestment program shall have a reasonable opportunity to withdraw from the distribution reinvestment program at least annually after receipt of the information required in subparagraph (a) above.~~ **Relative Seniority.** The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to all classes or series of Common Stock and to all equity securities the terms of which provide that such equity securities shall rank junior to the Series A Preferred Stock; (b) on a parity with all equity securities issued by the Company, other than those equity securities referred to in clauses (a) and (c), and (c) junior to all equity securities issued by the Company which rank senior to the Series A Preferred Stock and which were issued in accordance with the terms of Article V, Section 5(g)(iv) hereof. The term "equity securities" shall not include convertible debt securities prior to the time of conversion.

~~Section 13. **[Reserved]**~~

~~Section 14. **Termination of the Company**. The Board of Directors may terminate the existence of the Company and discontinue the operations of the Company only upon the affirmative vote, at a meeting of stockholders called for that purpose, of a majority of the voting power of the Company entitled to vote or the written consent of a majority of the voting power of the Company entitled to vote.~~

~~Section 15. **Limitation on Transactions with Affiliates**. The Company shall not sell property or make loans (except as provided under Article IX(c)) to any Director or Affiliates thereof. In all other cases in which the Company shall enter into a transaction with Director or Affiliates thereof, an appraisal must be obtained from an Independent Expert concerning the underlying property. The appraisal shall be maintained in the Company's records for at least five years, and shall be available for inspection and duplication by any Stockholder. The Company shall not purchase property from, borrow money from, invest in joint ventures with or enter into transactions with any Director or Affiliates thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction determines that the transaction is fair and reasonable to the Company and is on terms and conditions no less favorable than from unaffiliated third parties. With respect to property which the~~

~~Company purchases from a Director or Affiliate thereof, the price to the Company may not exceed the cost of the assets of such Director or Affiliate thereof, or if the price to the Company is in excess of such cost, substantial justification for such excess must exist, and such excess must be reasonable. In no event shall the cost of such asset to the Company ever exceed its current appraised value.~~

~~Section 16.~~ ~~**Limitation on Total Operating Expenses**. The annual Total Operating Expenses of the Company shall not exceed in any fiscal year the greater of 2% of the Average Invested Assets of the Company or 25% of the Company's Net Income. The Independent Directors have a fiduciary responsibility to limit the Company's annual Total Operating Expenses to amounts that do not exceed the limitations described above. The Independent Directors may, however, determine that a higher level of Total Operating Expenses is justified for such period because of unusual and non-recurring expenses. Any such finding by the Independent Directors and the reasons in support thereof shall be recorded in the minutes of the meeting of Directors. Within 60 days after the end of any fiscal quarter of the Company for which Total Operating Expenses (for the 12 months then ended) exceed 2% of Average Invested Assets or 25% of Net Income, whichever is greater, as described above, there shall be sent to the Stockholders a written disclosure of such fact. If the Independent Directors determine that such higher Total Operating Expenses are justified, such disclosure will also contain an explanation of the Independent Directors' conclusion.~~

~~Section 17.~~ ~~**Limitation on Borrowing**. The Company may not incur indebtedness to enable it to make Distributions except as necessary to satisfy the requirement that the Company distribute at least 95% of its REIT Taxable Income, or otherwise as necessary or advisable to assure that the Company maintains its qualification as a REIT for federal income tax purposes. The aggregate borrowing of the Company, secured and unsecured, shall be reasonable in relation to the Net Assets of the Company and shall be reviewed by the Board of Directors at least quarterly. The maximum amount of borrowings in relation to the Net Assets shall, in the absence of a satisfactory showing that a higher level of borrowing is appropriate, not exceed 300% of Net Assets. Any excess in borrowing over such 300% level shall be subject to the approval by a majority of the Stockholders. The Company shall not borrow funds from any Director or Affiliates thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction determines that such transaction is fair and reasonable and no less favorable to the Company than from unaffiliated parties under the same or similar circumstances.~~

~~Section 18.~~ ~~**Limitation on Real Estate Commissions**. If the Company sells property, the Company may pay real estate brokerage fees which are reasonable, customary and competitive, taking into consideration the size, type and location of the property ("Competitive Real Estate Commission"), which shall not in the aggregate exceed the lesser of the Competitive Real Estate Commission or an amount equal to 6% of the gross sales price of the property.~~

~~Section 19.~~ ~~**[Reserved]**~~

~~Section 20.~~ ~~**Limitation on Acquisition Fees and Expenses**. The total of all Acquisition Expenses paid by the Company in connection with the purchase of a property by the Company shall in no event exceed an amount equal to 6% of the Contract Price for the Property, unless a majority of the Directors (including the majority of the Independent Directors) not otherwise interested in the transaction approve the transaction as being commercially competitive, fair and reasonable to the Company.~~

~~Section 21.~~ ~~**Determination of Consideration**. The consideration paid for real property acquired by the Company shall ordinarily be based on the fair market value of the property as determined by a majority of the Directors (including a majority Of the Independent Directors). In cases in which a majority of the Independent Directors so determine, or if assets are acquired from a Director or an Affiliate of a Director, pursuant to Section 15 of this Article VII such fair market value shall be as determined by a qualified independent real estate appraiser selected by the Independent Director.~~

~~Section 22.~~ ~~**Fiduciary Duty**. The Directors shall serve in a fiduciary capacity and shall have a fiduciary duty to the Stockholders of the Company.~~

~~Section 23.~~ ~~**Review of Investment Policies**. The Directors shall establish written policies on investments and borrowing and shall monitor the administrative procedures, investment operations and performance of the Company to assure that such policies are carried out. The Independent Directors shall review such policies of the Company with sufficient frequency and at least annually to determine that the policies being followed by the Company at any time are in the best interests of the Stockholders. Each such determination and the basis therefor shall be set forth in the minutes of the Board of Directors.~~

~~**Section 24.**~~ ~~**Limitation on Organization and Offering Expenses**. The Organization and Offering Expenses paid in connection with the Company's formation or the syndication or sale of the Shares shall be reasonable and shall in no event~~

~~exceed fifteen percent (15%) of the proceeds raised in the Initial Public Offering, determined at the termination of the Initial Public Offering.~~

~~Article VIII~~

~~**RESTRICTION ON TRANSFER, ACQUISITION AND REDEMPTION OF SHARES**~~

(c) **Dividends.**

(i) Holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board and declared by the Company, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of eight and one-eighth percent (8.125%) per annum of the twenty-five dollars ($25.00) per share liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of approximately $2.0313 per share). Dividends on the Series A Preferred Stock shall accumulate on a daily basis and be cumulative from, and including, the first date of issuance of any shares of Series A Preferred Stock or the immediately preceding Dividend Payment Date, as the case may be, to, but not including, the next succeeding Dividend Payment Date or redemption date, as applicable. Such dividends shall be payable monthly in equal amounts in arrears on the fifteenth day of each month, beginning on November 15, 2011 (each such day being hereinafter called a "**Dividend Payment Date**"); *provided* that if any Dividend Payment Date is not a Business Day (as hereinafter defined), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series A Preferred Stock for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "**Dividend Record Date**").

(ii) No dividends on the Series A Preferred Stock shall be authorized by the Board or declared by the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration payment or setting apart for payment shall be restricted or prohibited by law.

(iii) Notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Stock shall accumulate whether or not the restrictions referred to in Article V, Section 5(c)(ii) exist, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. No interest, or sum of money in lieu of interest, shall be payable in respect of any accumulated and unpaid dividends on the Series A Preferred Stock.

(iv) So long as any shares of Series A Preferred Stock are outstanding, no dividends (other than in Common Stock or other equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation) shall be declared by the Company or paid or set apart for payment on any equity securities of the Company of any other class or series ranking, as to dividends or upon liquidation, on a parity with or junior to the Series A Preferred Stock unless full cumulative dividends have been or contemporaneously are authorized by the Board and declared by the Company on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and all other equity securities ranking on a parity, as to dividends or upon liquidation, with the Series A Preferred Stock, all dividends authorized and declared, paid or set apart for payment upon the Series A Preferred Stock and all other equity securities ranking on a parity, as to dividends or upon liquidation, with the Series A Preferred Stock shall be authorized and declared and paid pro rata or authorized and declared and set apart for payment pro rata so that the amount of dividends authorized and declared per share of Series A Preferred Stock and each such other equity security shall in all cases bear to each

other the same ratio that accumulated dividends per share of Series A Preferred Stock and other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such equity securities do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any accumulated and unpaid dividends on the Series A Preferred Stock.

(v) Except as provided in Article V, Section 5(c)(iv), unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are authorized by the Board and declared by the Company for all past dividend periods and the then current dividend period, no dividends (other than in Common Stock or other equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation) shall be declared by the Company or paid or set apart for payment, nor shall any other distribution be declared or made, upon the Common Stock or any other equity securities of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock or any other equity securities of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such equity securities) by the Company (except by conversion into or exchange for other equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation, by redemption, purchase or acquisition of equity securities under incentive, benefit or stock purchase plans of the Company for officers, Directors or employees or others performing or providing similar services, or by other redemption, purchase or acquisition of such equity securities for the purpose of preserving the Company's status or qualification as a REIT for U.S. federal income tax purposes).

(vi) If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "**Capital Gains Amount**") of the dividends (as determined for U.S. federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "**Total Dividends**"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for U.S. federal income tax purposes) paid or made available to the holders of Series A Preferred Stock for the year bears to the Total Dividends. The Company may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their appropriate share of the Company's undistributed long-term capital gains, as designated by the Company.

(vii) Holders of Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series A Preferred Stock as described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

(viii) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of the Company's equity securities is permitted under Maryland law, no effect shall be given to amounts that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividend.

(ix) "**Business Day**" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(d) **Liquidation Rights.**

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (referred to herein sometimes as a "liquidation"), the holders of Series A Preferred Stock then outstanding shall be entitled to be paid, or have the Company declare and set apart for payment, out of the assets of the Company legally available for distribution to stockholders (after payment or provision for payment of all debts and other liabilities of the Company), a liquidation preference in cash of twenty-five dollars ($25.00) per share of Series A Preferred Stock, plus an amount equal to all accumulated and unpaid dividends to, but not including, the date of payment (the "**Liquidation Preference**"), before any distribution of assets upon voluntary or involuntary liquidation, dissolution

or winding up of the Company is made to holders of Common Stock or any other equity securities of the Company that rank junior to the Series A Preferred Stock upon liquidation.

(ii) If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay the full amount of the Liquidation Preference to holders of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Series A Preferred Stock upon liquidation, then the holders of Series A Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating dividends to which they would otherwise be respectively entitled.

(iii) Written notice of the effective date of any such liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of Series A Preferred Stock at the address of such holder as the same shall appear on the stock transfer records of the Company.

(iv) After payment of the full amount of the Liquidation Preference to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company.

(v) None of a consolidation or merger of the Company with or into another entity, a merger of another entity with or into the Company, a statutory share exchange by the Company or a sale, lease, transfer or conveyance of all or substantially all of the Company's assets or business shall be considered a liquidation, dissolution or winding up of the Company.

(e) **Optional Redemption.**

(i) Except as described in Article V, Section 5(f) below and this Article V, Section 5(e), the shares of Series A Preferred Stock are not redeemable prior to October 6, 2016. To ensure that the Company remains qualified as a REIT for U.S. federal income tax purposes, however, the Series A Preferred Stock shall be subject to the provisions of Article V, Section 5(j) of these Articles pursuant to which shares of Series A Preferred Stock Series A Beneficially Owned (as defined in Article V, Section 5(j) of these Articles) by a Series A Person, within the meaning of Article V, Section 5(j) of these Articles, in excess of the Series A Ownership Limit (as defined in Article V, Section 5(j) of these Articles) shall be automatically transferred to a Series A Trust (as defined in Article V, Section 5(j) of these Articles) for the benefit of a Series A Beneficiary (as defined in Article V, Section 5(j) of these Articles) and the Company shall have the right to purchase such shares, as provided in Article V, Section 5(j) of these Articles. On and after October 6, 2016, the Company, at its option, upon giving notice as provided below, may redeem the shares of Series A Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of twenty-five dollars ($25.00) per share, plus all accumulated and unpaid dividends on such shares of Series A Preferred Stock to, but not including, the date of such redemption (the "**Optional Redemption Right**").

(ii) If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Optional Redemption Right, the shares to be redeemed may be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or in such other equitable method determined by the Company. If such redemption is to be by lot and, as a result of such redemption, any Person would become a Beneficial Owner of shares of Series A Preferred Stock in excess of the Ownership Limits because such shares of Series A Preferred Stock were not redeemed, or were only redeemed in part then, except as otherwise provided in these Articles, the Company will redeem the requisite number of such shares of Series A Preferred Stock such that no Person will Beneficially Own in excess of the Ownership Limits subsequent to such redemption.

(iii) Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed; *provided, however*, that the foregoing shall not prevent the

redemption or purchase by the Company of shares of Series A Preferred Stock pursuant to Article V, Section 5(i) of these Articles or otherwise in order to ensure that the Company remains qualified as a REIT for U.S. federal income tax purposes or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all shares of Series A Preferred Stock. In addition, unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are authorized and declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series A Preferred Stock (except by conversion into or exchange for equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation); *provided, however*, that the foregoing shall not prevent any purchase or acquisition of shares of Series A Preferred Stock for the purpose of preserving the Company's status or qualification as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(iv) Immediately prior to or upon any redemption of shares of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date (including any accumulated and unpaid dividends for prior periods) notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption has been given.

(v) The following provisions set forth the procedures for redemption pursuant to the Optional Redemption Right:

(A) Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, no less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the shares of Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

(B) In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, such notice shall state: (1) the redemption date; (2) the redemption price; (3) the number of shares of Series A Preferred Stock to be redeemed; (4) the place or places where the certificates, to the extent the shares of Series A Preferred Stock are certificated, for shares of Series A Preferred Stock are to be surrendered (if so required in the notice) for payment of the redemption price; and (5) that dividends on shares of Series A Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

(C) If the Company shall so require and the notice shall so state, on or after the redemption date, each holder of shares of Series A Preferred Stock to be redeemed shall present and surrender the certificates representing his or her shares of Series A Preferred Stock, to the extent such shares are certificated, to the Company at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends to, but not including, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing the shares of Series A Preferred Stock as the owner thereof and each surrendered certificate shall be canceled. If fewer than all of the shares represented by any such certificate representing shares of Series A Preferred Stock are to be redeemed, a new certificate shall be issued representing the unredeemed shares. In the event that the shares of Series A Preferred Stock to be redeemed are uncertificated, such

shares shall be redeemed in accordance with the notice and the applicable procedures of any depository and no further action on the part of the holders of such shares shall be required.

(D) From and after the redemption date (unless the Company defaults in payment of the redemption price), all dividends on the shares of Series A Preferred Stock designated for redemption in such notice shall cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends to, but not including, the redemption date), shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Company) on the Company's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but not including, the redemption date) of the shares of Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the shares of Series A Preferred Stock to be redeemed shall (1) state the date of such deposit, (2) specify the office of such bank or trust company as the place of payment of the redemption price and (3) require such holders to surrender the certificates representing such shares, to the extent such shares are certificated, at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but not including, the redemption date). Any monies so deposited which remain unclaimed by the holders of Series A Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Company.

(vi) Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Series A Preferred Stock in the open market, by tender or by private agreement.

(vii) Any shares of Series A Preferred Stock that shall at any time have been redeemed or otherwise acquired shall, after such redemption or acquisition, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board.

(f) **Special Optional Redemption by the Company.**

(i) Upon the occurrence of a Change of Control (as defined below), the Company will have the option upon written notice mailed by the Company, postage pre-paid, no less than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company, to redeem the shares of Series A Preferred Stock, for cash, in whole or in part within 120 days after the first date on which such Change of Control occurred, at twenty-five dollars ($25.00) per share plus accumulated and unpaid dividends, if any, to, but not including, the redemption date ("**Special Optional Redemption Right**"). No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. If, prior to the Change of Control Conversion Date (as defined below), the Company has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the Optional Redemption Right or the Special Optional Redemption Right), the holders of Series A Preferred Stock will not have the conversion right described below in Article V, Section 5(i).

A "**Change of Control**" is when, after the first date of issuance of any shares of Series A Preferred Stock, the following have occurred and are continuing:

(A) the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of Directors (except that such person will be deemed to have beneficial ownership of all

securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), and

(B) following the closing of any transaction referred to in (A) above, neither the Company nor the acquiring or surviving entity has a class of common securities (or their equivalent, including American Depositary Receipts representing such securities) listed on the NYSE, the NYSE Amex Equities (the "**NYSE Amex**"), or the NASDAQ Stock Market ("**NASDAQ**"), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(ii) In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series A Preferred Stock to be redeemed; (D) the place or places where the certificates for the shares of Series A Preferred Stock, to the extent shares of Series A Preferred Stock are certificated, are to be surrendered (if so required in the notice) for payment of the redemption price; (E) that the shares of Series A Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; (F) that holders of the shares of Series A Preferred Stock to which the notice relates will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date and (G) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or in such other equitable method prescribed by the Company. If such redemption is to be by lot and, as a result of such redemption, any Person would become a Beneficial Owner of shares of Series A Preferred Stock in excess of the Ownership Limits because such shares of Series A Preferred Stock were not redeemed, or were only redeemed in part then, except as otherwise provided in these Articles, the Company shall redeem the requisite number of such shares of Series A Preferred Stock such that no Person will Beneficially Own in excess of the Ownership Limits subsequent to such redemption.

(iii) Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are authorized and declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed; *provided, however*, that the foregoing shall not prevent the purchase by the Company of shares of Series A Preferred Stock pursuant to Article V, Section 5(i) of these Articles or otherwise in order to ensure that the Company remains qualified as a REIT for U.S. federal income tax purposes or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all shares of Series A Preferred Stock. In addition, unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are authorized and declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series A Preferred Stock (except by conversion into or exchange for equity securities of the Company ranking junior to the Series A Preferred Stock as to dividends or upon liquidation); *provided, however*, that the foregoing shall not prevent any purchase or acquisition of shares of Series A Preferred Stock for the purpose of preserving the Company's status or qualification as a REIT for U.S. federal income tax purposes or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(iv) Immediately prior to any redemption of shares of Series A Preferred Stock pursuant to the Special Optional Redemption Right, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not

including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of shares of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date (including any accumulated and unpaid dividends for prior periods) notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series A Preferred Stock for which a notice of redemption has been given.

(v) If the Company shall so require and the notice shall so state, on or after the redemption date, each holder of shares of Series A Preferred Stock to be redeemed shall present and surrender the certificates representing his or her shares of Series A Preferred Stock, to the extent such shares are certificated, to the Company at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends to, but not including, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing shares of Series A Preferred Stock as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing shares of Series A Preferred Stock are to be redeemed, a new certificate shall be issued representing the unredeemed shares. In the event that the shares of Series A Preferred Stock to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of any depository and no further action on the part of the holders of such shares shall be required.

(vi) From and after the redemption date (unless the Company defaults in payment of the redemption price), all dividends on the shares of Series A Preferred Stock designated for redemption in such notice shall cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends to, but not including, the redemption date), shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Company) on the Company's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but not including, the redemption date) of the shares of Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the shares of Series A Preferred Stock to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates representing such shares, to the extent such shares are certificated, at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but not including, the redemption date). Any monies so deposited which remain unclaimed by the holders of Series A Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Company.

(vii) Any shares of Series A Preferred Stock that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board.

(g) **Voting Rights.**

(i) Holders of Series A Preferred Stock shall not have any voting rights, except as set forth below. Except as set forth in the following sentence, in any matter in which the holders of Series A Preferred Stock are entitled to vote, each such holder shall have the right to one vote for each share of Series A Preferred Stock held by such holder. If the holders of Series A Preferred Stock and the holders of another series of equity securities that, with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company, rank *pari passu* with the Series A Preferred Stock (**"Parity Preferred Stock"**) and upon which similar voting rights have been conferred and are exercisable, are entitled to vote together as a single class on any matter, the holders of Series A Preferred Stock and the holders of such Parity Preferred Stock shall each have one vote for each $25.00 of liquidation preference.

(ii) Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for eighteen or more monthly periods, whether or not consecutive (a **"Preferred Dividend Default"**), the number of Directors then constituting the Board shall be increased by two and the holders of Series A Preferred Stock (voting as a single class

with all other Parity Preferred Stock upon which similar voting rights have been conferred and are exercisable) shall be entitled to vote for the election of a total of two additional Directors (each, a "**Preferred Stock Director**") at a special meeting called by the holders of at least 33% of the outstanding shares of Series A Preferred Stock or the holders of at least 33% of any other series of Parity Preferred Stock so in arrears if such request is received 90 or more days before the date fixed for the next annual or special meeting of stockholders, or at the next annual or special meeting of stockholders, and at each subsequent annual or special meeting of stockholders until all dividends accumulated on the Series A Preferred Stock for the past dividend periods and the then-current dividend period shall have been fully paid or authorized and a sum sufficient for the payment thereof set apart for payment in full.

(iii) If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or authorized and set aside for payment in full, the holders of Series A Preferred Stock shall be divested of the voting rights set forth in Article V, Section 5(g)(ii) (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or authorized by the Board and set aside for payment in full on all other series of Parity Preferred Stock upon which similar voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of Directors shall be reduced accordingly. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights set forth in Article V, Section 5(g)(ii) and all other series of Parity Preferred Stock (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights set forth in Article V, Section 5(g)(ii) and all other series of Parity Preferred Stock (voting as a single class). Each Preferred Stock Director shall be entitled to one vote on any matter on which the Board shall vote.

(iv) So long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the shares of Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (A) authorize or create, or increase the number of authorized or issued shares of, any class or series of equity securities ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company, or reclassify any authorized equity securities of the Company into any such equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such equity securities or (B) amend, alter or repeal the provisions of these Articles, whether by merger or consolidation (in either case, an "**Event**") or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; *provided, however*, that with respect to the occurrence of any Event set forth in (B) above, so long as shares of Series A Preferred Stock remain outstanding with the terms thereof materially unchanged or the holders of shares of Series A Preferred Stock receive shares of stock or beneficial interest or other equity securities with rights, preferences, privileges and voting powers substantially similar, taken as a whole, to the rights, preferences, privileges and voting powers of the Series A Preferred Stock, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Series A Preferred Stock; and *provided further* that any increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance, or increase in the number of authorized shares, of any other class or series of equity securities ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(v) The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(h) **Information Rights.** During any period in which the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, the Company shall

(i) transmit by mail or other permissible means under the Exchange Act to all holders of Series A Preferred Stock, as their names and addresses appear in the Company's record books and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Company would have been required to file with the Securities and Exchange Commission (the "SEC"), pursuant to Section 13 or Section 15(d) of the Exchange Act if the Company were subject thereto (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. The Company will mail (or otherwise provide) the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which the Company would have been required to file such reports with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

(j) **Conversion.** The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Article V, Section 5(j)

(i) Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock shall have the right, unless, prior to the Change of Control Conversion Date, the Company has provided or provides notice of its election to redeem the shares of Series A Preferred Stock pursuant to the Optional Redemption Right or Special Optional Redemption Right, to convert some or all of the shares of Series A Preferred Stock held by such holder (the "**Change of Control Conversion Right**") on the Change of Control Conversion Date into a number shares of Common Stock per share of Series A Preferred Stock to be converted (the "**Common Stock Conversion Consideration**") equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 per share liquidation preference plus (y) the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined below) and (B) 11.4943 (the "**Share Cap**"), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a dividend payable in shares of Common Stock), subdivisions or combinations (in each case, a "**Stock Split**") with respect to shares of Common Stock as follows: the adjusted Share Cap as the result of a Stock Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (A) the Share Cap in effect immediately prior to such Stock Split by (B) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Stock Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Stock Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 68,965,800 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable) (the "**Exchange Cap**"). The Exchange Cap is subject to pro rata adjustments for any Stock Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "**Alternative Form Consideration**"), a holder of Series A Preferred Stock shall receive upon conversion of such holder's shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder of Series A Preferred Stock would have owned or been entitled to receive upon the Change of Control had such holder of Series A Preferred Stock held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "**Alternative Conversion Consideration**"; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the "**Conversion Consideration**").

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series A Preferred Stock shall receive shall be the form of consideration elected by the holders of Common Stock who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of Common Stock are

subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

The "**Change of Control Conversion Date**" shall be a Business Day set forth in the notice of Change of Control provided in accordance with Article V, Section 5(i)(iii) below that is no less than 20 days nor more than 35 days after the date on which the Company provides such notice pursuant to Article V, Section 5(i)(iii).

The "**Common Stock Price**" shall be (A) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by holders of Common Stock is solely cash, and (B) the average of the closing prices per share of Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash.

(ii) No fractional shares of Common Stock shall be issued upon the conversion of shares of Series A Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(iii) Within 15 days following the occurrence of a Change of Control, unless the Company has provided notice of its intention to redeem all of the shares of Series A Preferred Stock, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series A Preferred Stock at their addresses as they appear on the Company's stock transfer records and notice shall be provided to the Company's transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (A) the events constituting the Change of Control; (B) the date of the Change of Control; (C) the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right; (D) the method and period for calculating the Common Stock Price; (E) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of such notice; (F) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the shares of Series A Preferred Stock, the holder will not be able to convert such holder's shares of Series A Preferred Stock and such shares of Series A Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (G) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock; (H) the name and address of the paying agent and the conversion agent; and (I) the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right.

(iv) The Company shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Company's website, in any event prior to the opening of business on the first Business Day following any date on which the Company provides notice pursuant to Article V, Section 5(i)(iii) above to the holders of Series A Preferred Stock.

(v) In order to exercise the Change of Control Conversion Right, a holder of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates representing the shares of Series A Preferred Stock, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Company's transfer agent. Such notice shall state: (A) the relevant Change of Control Conversion Date; (B) the number of shares of Series A Preferred Stock to be converted; and (C) that the shares of Series A Preferred Stock are to be converted pursuant to the applicable terms of the Series A Preferred Stock. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company ("**DTC**").

(vi) Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Company's transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of

withdrawal must state: (A) the number of withdrawn shares of Series A Preferred Stock; (B) if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and (C) the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(vii) Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Company has provided or provides notice of its election to redeem such shares of Series A Preferred Stock, whether pursuant to its Optional Redemption Right or Special Optional Redemption Right. If the Company elects to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive, on the applicable redemption date, $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

(viii) The Company shall deliver the applicable Conversion Consideration no later than the third Business Day following the Change of Control Conversion Date.

(ix) Notwithstanding anything to the contrary contained herein, no holder of shares of Series A Preferred Stock will be entitled to convert such shares of Series A Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause any Person to Beneficially Own shares of Common Stock in excess of the Ownership Limits.

(j) **Restriction on Transfer, Acquisition and Redemption of Shares.** The Series A Preferred Stock is subject to the provisions of this Section 5(j) of Article V.

(i) Section 1. **Definitions**. For the purposes of this Article VIIIV, Section 5(j), the following terms shall have the following meanings:

"Beneficial Ownership" shall mean ownership of Equity Stock by a Person who would be treated as an owner of such Equity Stock under Section 542(a)(2) of the Code either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns," "Beneficially Own" and "Beneficially Owned" shall have the correlative meanings.

"Beneficiary" shall mean the beneficiary of the Trust as determined pursuant to Section 15 of this Article VIII.

"Equity Stock" shall mean any class of stock of the Company."Existing Holder**EXISTING HOLDER**" shall mean: (i) any Series A Person who is, or would be, upon the exchange of any security of the Company, the Series A Beneficial Owner of Equity Stock in excess of the Series A Ownership Limit both upon and immediately after the closing of the Initial Public Offering, so long as, but only so long as, such Series A Person Series A Beneficially Owns, or would Series A Beneficially Own, upon the exchange of any security of the Company, Equity Stock in excess of the Series A Ownership Limit; and (ii) any Series A Person to whom an Existing Holder Series A Transfers, subject to the limitations provided in this Article VIIIV, Section 5(j) Series A Beneficial Ownership of Equity Stock causing such transferee to Series A Beneficially Own Equity Stock in excess of the Series A Ownership Limit.

"Existing Holder Limit**EXISTING HOLDER LIMIT**" (i) for any Existing Holder who is an Existing Holder by virtue of clause (i) of the definition thereof, shall mean, initially, the percentage of the outstanding Equity Stock Series A Beneficially Owned or which would be Series A Beneficially Owned upon the exchange of any security of the Company by such Existing Holder upon and immediately after the date of the closing of the Initial Public Offering and, after any adjustment pursuant to Section 95(j)(ix) of this Article VIIIV, shall mean such percentage of the outstanding Equity Stock as so adjusted; and (ii) for any Existing Holder who becomes an Existing Holder by virtue of clause (ii) of the definition thereof, shall mean, initially, the percentage of the outstanding Equity Stock Series A Beneficially Owned by such Existing Holder at the time that such Existing Holder becomes an Existing Holder but in no event shall such percentage be greater than the Existing Holder Limit for the Existing Holder who Series A Transfers Series A Beneficial Ownership of the Equity Stock or, in the case of more than one

transferor, in no event shall such percentage be greater than the smallest Existing Holder Limit of any transferring Existing Holder, and, after any adjustment pursuant to Section 95(i)(ix) of this Article VIIIV, shall mean such percentage of the outstanding Equity Stock as so adjusted. From the date of the Initial Public Offering and until the Series A Restriction Termination Date, the Secretary of the Company shall maintain and, upon request, make available to each Existing Holder, a schedule which sets forth the then current Existing Holder Limits for each Existing Holder.

"Initial Public OfferingINITIAL PUBLIC OFFERING" means the sale of shares of Common Stock in a public offering pursuant to the Company's firsteffective registration statement for such Common Stock filed under the Securities Act of 1933, as amended.

"Ownership LimitSERIES A BENEFICIAL OWNERSHIP" shall mean ownership of Equity Stock by a Person who would be treated as an owner of such Equity Stock under Section 542(a)(2) of the Code either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Series A Beneficial Owner," "Series A Beneficially Owns," "Series A Beneficially Own" and "Series A Beneficially Owned" shall have the correlative meanings.

"SERIES A BENEFICIARY" shall mean the beneficiary of the Series A Trust as determined pursuant to Section 5(i)(xv) of this Article V.

"SERIES A OWNERSHIP LIMIT" shall initially mean 9.8%, in number of shares or value, of the outstanding Equity Stock of the Company, and after any adjustment as set forth in Section 105(i)(x) of this Article VIIIV, shall mean such greater percentage of the outstanding Equity Stock as so adjusted. The number and value of shares of the outstanding Equity Stock of the Company shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

"PersonSERIES A PERSON" shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity; but does not include an underwriter which participated in a public offering of the Equity Stock for a period of 90 days following the purchase by such underwriter of the Equity Stock.

"Purported Beneficial TransfereeSERIES A PURPORTED BENEFICIAL TRANSFEREE" shall mean, with respect to any purported Series A Transfer which results in Excess Stock as defined in Section 35(i)(iii) of this Article VIIIV, the purported beneficial transferee for whom the Series A Purported Record Transferee would have acquired shares of Equity Stock, if such Series A Transfer had been valid under Section 25(i)(ii) of this Article VIIIV.

"Purported Record TransfereeSERIES A PURPORTED RECORD TRANSFEREE" shall mean, with respect to any purported Series A Transfer which results in Excess Stock as defined below in Section 35(i)(iii) of this Article VIIIV, the purported record transferee of the Equity Stock who would have acquired such record ownership of shares of Equity Stock if such Series A Transfer had been valid under Section 25(i)(ii) of this Article VIIIV.

"Restriction Termination DateSERIES A RESTRICTION TERMINATION DATE" shall mean the first day after the date of the Initial Public Offering on which the Board of Directors of the Company determines that it is no longer in the best interests of the Company to attempt to, or continue to, qualify as a REIT.

"TransferSERIES A TRANSFER" shall mean any sale, issuance, transfer, gift, assignment, devise or other disposition of Equity Stock (including: (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Equity Stock; (ii) the sale, transfer, assignment of other disposition of any securities or rights convertible into or exchangeable for Equity Stock, but excluding the exchange of any security of the Company for Equity Stock; (iii) any transfer or other disposition of any interest in Equity Stock (as a result of a change in the marital status of the holder thereof), whether voluntary or involuntary, whether of record or beneficially (including but not limited to transfers of interests in other entities which result in changes in beneficial

ownership of Equity Stock) and whether by operation of law or otherwise; and (iv) the issuance by the Company of Equity Stock. The terms "Series A Transfers" and "Series A Transferred" shall have the correlative meanings.

"~~Trust~~**SERIES A TRUST**" shall mean the trust created pursuant to Section ~~15~~5(i)(xv) of this Article ~~VIII~~V.

"~~Trustee~~**SERIES A TRUSTEE**" shall mean the Company as trustee for the Series A Trust, and any successor trustee appointed by the Company.

(ii) ~~Section 2.~~ Ownership Limitation.

(A) ~~(a)~~ Subject to Section ~~20~~5(i)(xx) of this Article ~~VIII~~V, except as provided in Section ~~12~~5(i)(x) of this Article ~~VIII~~V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, no Series A Person (other than an Existing Holder) shall Series A Beneficially Own shares of Equity Stock in excess of the Series A Ownership Limit and no Existing Holder shall Series A Beneficially Own shares of Equity Stock in excess of the Existing Holder Limit for such Existing Holder.

(B) ~~(b)~~ Subject to Section ~~20~~5(i)(xx) of this Article ~~VIII~~V, except as provided in Sections ~~9~~5(i)(ix) and ~~12~~5(i)(xii) of this Article ~~VIII~~V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, any Series A Transfer that, if effective, would result in any Series A Person (other than an Existing Holder) Series A Beneficially Owning Equity Stock in excess of the Series A Ownership Limit shall be void *ab initio* as to the Series A Transfer of such shares of Equity Stock which would be otherwise Series A Beneficially Owned by such Series A Person in excess of the Series A Ownership Limit; and the intended transferee shall acquire no rights in such shares of Equity Stock.

(C) ~~(c)~~ Subject to Section ~~20~~5(i)(xx) of this Article ~~VIII~~V, except as provided in Sections ~~9~~5(i)(ix) and ~~12~~5(i)(xii) of this Article ~~VIII~~V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, any Series A Transfer that, if effective, would result in any Existing Holder Series A Beneficially Owning Equity Stock in excess of the applicable Existing Holder Limit shall be void *ab initio* as to the Series A Transfer of such shares of Equity Stock which would be otherwise Series A Beneficially Owned by such Existing Holder in excess of the applicable Existing Holder Limit; and such Existing Holder shall acquire no rights in such shares of Equity Stock.

(D) ~~(d)~~ Subject to Section ~~20~~5(i)(xx) of this Article ~~VIII~~V, except as provided in ~~Section 12~~Sections 5(i)(ix) and 5(i)(xii) of this Article ~~VIII~~V, from the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, any Series A Transfer that, if effective, would result in the Equity Stock being beneficially owned (as provided in Section 856(a) of the Code) by less than 100 Series A Persons (determined without reference to any rules of attribution) shall be void *ab initio* as to the Series A Transfer of such shares of Equity Stock which would be otherwise beneficially owned (as provided in Section 856(a) of the Code) by the transferee; and the intended transferee shall acquire no rights in such shares of Equity Stock.

(E) ~~(e)~~ Subject to Section ~~20 of this Article VIII, from the date of the Initial Public Offering and prior to the Restriction Termination Date, any~~5(i)(xx) of this Article V, except as provided in Sections 5(i)(ix) and 5(i)(xii) of this Article V, any Series A Transfer that, if effective, would result in the Company being "closely held" within the meaning of Section 856(h) of the Code or would otherwise result in the Company failing to qualify as a REIT (including, but not limited to, a Series A Transfer or other event that would result in the Company owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Company from such tenant would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code), shall be void *ab initio* as to the Series A Transfer of the shares of Equity Stock which would cause the Company (i) to be "closely held" within the meaning of Section 856(h) of the Code; or (ii) otherwise to fail to qualify as a REIT, as the case may be; and the intended transferee shall acquire no rights in such shares of Equity Stock.

(iii) ~~Section 3.~~ Excess Stock.

(A) ~~(a)~~ If, notwithstanding the other provisions contained in this Section 5(i) of Article ~~VIII~~V, at any time after the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, there is a purported Series A Transfer or other change in the capital structure of the Company such that any Series A Person would Series A Beneficially Own Equity Stock in excess of the applicable Series A Ownership Limit or Existing Holder Limit, then, except as otherwise provided in Sections ~~9~~5(i)(ix) and ~~12~~5(i)(xii) of this Article ~~VIII~~V, such shares of Equity Stock in excess of such Series A Ownership Limit or Existing Holder Limit (rounded up to the nearest whole share) shall constitute "Excess Stock" and be treated as provided in this Section 5(i) of Article ~~VIII~~V. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Series A Transfer or change in capital structure.

(B) ~~(b)~~ If, notwithstanding the other provisions contained in this Section 5(i) of Article ~~VIII~~V, at any time after the date of the Initial Public Offering and prior to the Series A Restriction Termination Date, there is a purported Series A Transfer or other change in the capital structure of the Company which, if effective, would cause the Company to become "closely held" within the meaning of Section 856(h) of the Code, then the shares of Equity Stock being Series A Transferred which would cause the Company to be "closely held" within the meaning of Section 856(h) of the Code (rounded up to the nearest whole share) shall constitute Excess Stock and be treated as provided in this Section 5(i) of Article ~~VIII~~V. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Series A Transfer or change in capital structure.

(iv) ~~Section 4.~~ **Prevention of Series A Transfer**. Subject to Section ~~20~~5(i)(xx) of this Article ~~VIII~~V, if the Board of Directors or its designee shall at any time determine in good faith that a purported Series A Transfer has taken place in violation of Section ~~2~~5(i)(ii) of this Article ~~VIII~~V, or that a Series A Person intends to acquire Series A Beneficial Ownership (determined without reference to any rules of attribution) or Series A Beneficial Ownership of any shares of stock of the Company in violation of Section ~~2~~5(i)(ii) of this Article ~~VIII~~V, the Board of Directors or its designee shall take such action as it deems advisable to enforce this Section 5(i) of Article ~~VIII~~V by refusing to give effect to or to prevent such proposed or purported Series A Transfer, including, but not limited to, refusing to give effect to any purported Series A Transfer on the books of the Company or instituting proceedings to enjoin any proposed Series A Transfer; provided, however, that any purported Series A Transfers in violation of Sections ~~2~~5(i)(ii)~~, (iii~~B), (~~iv~~C), (D) and (~~v~~E) of this Article ~~VIII~~V shall automatically result in the designation and treatment described in Section ~~3~~5(i)(iii) of this Article ~~VIII~~V, irrespective of any action (or non-action) by the Board of Directors.

(v) ~~Section 5.~~ **Notice to the Company**. Any Series A Person who purports to acquire shares in violation of Section ~~2~~5(i)(ii) of this Article ~~VIII~~V, or any Series A Person who is a Series A Purported Beneficial Transferee or a Series A Purported Record Transferee such that Excess Stock results under Section ~~3~~5(i)(iii) of this Article ~~VIII~~V, shall immediately give notice to the Company or, in the event of a proposed Series A Transfer, give at least 15 days prior written notice to the Company of such proposed Series A Transfer and in either event, shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such purported or proposed Series A Transfer on the Company's status as a REIT.

(vi) ~~Section 6.~~ **Information for the Company**. From the date of the Initial Public Offering and prior to the Series A Restriction Termination Date:

(A) ~~(a)~~ Every Series A Beneficial Owner of more than 9.8% (or such other percentage, between 0.5% and 9.8%, as provided in the income tax regulations promulgated under the Code) of the number or value of outstanding shares of Equity Stock of the Company shall, within 30 days after January 1 of each year, give written notice to the Company stating the name and address of such Series A Beneficial Owner, the number of shares Series A Beneficially Owned, and a description of how such shares are held. Each such Series A Beneficial Owner shall provide to the Company such additional information as the Company may reasonably request in order to determine the effect, if any, of such Series A Beneficial Ownership on the Company's status as a REIT.

(B) ~~(b)~~ Each Series A Person who is a Series A Beneficial Owner of Equity Stock and each Series A Person (including the stockholder of record) who is holding Equity Stock for a Series A Beneficial Owner shall provide to the Company such information that the Company may reasonably request in order to determine the Company's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

(vii) ~~Section 7.~~ **Other Action by the Board**. Nothing contained in this Section 5(i) of Article ~~VIII~~V, shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Company and the interests of its stockholders by preservation of the Company's status as a REIT.

(viii) ~~Section 8.~~ **Ambiguities**. In the case of an ambiguity in the application of any of the provisions of this Section 5(i) of Article ~~VIII~~V, including any definition contained in Section ~~1,~~5(i)(i) of this Article V, the Board of Directors shall have the power to determine the application of the provisions of this Section 5(i) of Article ~~VIII~~V, with respect to any situation based on the facts known to it.

(ix) ~~Section 9.~~ **Modification of Existing Holder Limits**. The Existing Holder Limits may be modified as follows:

(A) ~~(a)~~ Subject to the limitations provided in Section ~~11~~5(i)(xi) of this Article ~~VIII~~V, the Board of Directors of the Company may grant stock options which result in Series A Beneficial Ownership of Equity Stock by an Existing Holder pursuant to a stock option plan approved by the Board of Directors and/or the stockholders of the Company. Any such grant shall increase the Existing Holder Limit for the affected Existing Holder to the maximum extent possible under Section ~~11~~5(i)(xi) of this Article ~~VIII~~V to permit the Series A Beneficial Ownership of the shares of Equity Stock issuable upon the exercise of such stock option.

(B) ~~(b)~~ Subject to the limitations provided in Section ~~11~~5(i)(xi) of this Article ~~VIII~~V, an Existing Holder may elect to participate in a dividend reinvestment program approved by the Board of Directors of the Company which results in Series A Beneficial Ownership of Equity Stock by such participating Existing Holder wherein those Existing Holders holding Equity Stock are entitled to purchase additional Equity Stock. Any such participation shall increase the Existing Holder Limit for the affected Existing Holder to the maximum extent possible under Section ~~11~~5(i)(xi) of this Article V to permit Series A Beneficial Ownership of the shares of Equity Stock acquired as a result of such participation.

(C) ~~(c)~~ The Board of Directors will reduce the Existing Holder Limit for any Existing Holder after any Series A Transfer permitted in this Section 5(i) of Article ~~VIII~~V by such Existing Holder by the percentage of the outstanding Equity Stock so Series A Transferred or after the lapse (without exercise) of a stock option described in Section ~~9~~5(~~i~~i)(ix)(A) of this Article ~~VIII~~V by the percentage of the Equity Stock that the stock option, if exercised, would have represented, but in either case no Existing Holder Limit shall be reduced to a percentage which is less than the Series A Ownership Limit.

(D) ~~(d)~~ Subject to the limitations provided in Section ~~11~~5(i)(xi) of this Article ~~VIII~~V, the Board of Directors may grant a waiver of the Series A Ownership Limit of Existing Holder Limit pursuant to Section ~~12~~5(i)(xii) of this Article ~~VIII~~V. Any such waiver shall increase (or create) the Existing Holder Limit for such Series A Person to the extent of the waiver of the proposed or purported Series A Transfer.

(x) ~~Section 10.~~ **Increase in Series A Ownership Limit.** Subject to the limitations provided in Section ~~11~~5(i)(xi) of this Article ~~VIII~~V and Section ~~6~~5(i)(vi) of Article ~~VIII~~V, the Board of Directors may from time to time increase or decrease the Series A Ownership Limit; provided, however, that any decrease may only be made prospectively as to subsequent holders other than a decrease as a result of a retroactive change in existing law, in which case such decrease shall be effective immediately.

(xi) ~~Section 11.~~ **Limitations on Changes in Existing Holder and Series A Ownership Limits.**

(A) ~~(a)~~ Neither the Series A Ownership Limit nor any Existing Holder Limit may be increased (nor may any additional Existing Holder be created) if, after giving effect to such increase (or

creation), five Series A Beneficial Owners of Common Stock (including all of the then Existing Holders) could Series A Beneficially Own, in the aggregate, more than 50.0% in number or value of the outstanding shares of Equity Stock.

(B) ~~(b)~~ Prior to the modification of any Existing Holder Limit or Series A Ownership Limit pursuant to Section ~~9~~5(i)(ix) or ~~10~~5(i)(x) of this Article ~~VIII~~V, the Board of Directors of the Company may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT.

(C) ~~(c)~~ No Existing Holder Limit shall be reduced to a percentage which is less than the Series A Ownership Limit.

(xii) ~~Section 12.~~ **Waivers by Board**. The Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the Board of Directors and upon at least 15 days written notice from a transferee of a purported Series A Transfer or a proposed Series A Transfer which, if consummated, would result in the intended transferee Series A Beneficially Owning shares in excess of Series A Ownership Limit or Existing Holder Limit, as the case may be, and upon such other conditions as the Board of Directors may direct, may waive the Series A Ownership Limit or the Existing Holder Limit, as the case may be with respect to such transferee.

(xiii) ~~Section 13.~~ **Legend**. Each certificate for shares ~~of~~ Equity Stock shall bear substantially the following legend:

> The securities represented by this certificate are subject to restrictions on transfer for the purpose of the Company's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Except as otherwise provided pursuant to these Articles of the Company, no Series A Person may Series A Beneficially Own shares of Equity Stock in excess of 9.8% (or such greater percentage as may be determined by the Board of Directors of the Company) of the number or value of the outstanding Equity Stock of the Company (unless such Series A Person is an Existing Holder). Any Person who purports or proposes to Series A Beneficially Own shares of Equity Stock in excess of 9.8% (or such greater percentage as may be determined by the Board of Directors of the Company) of the number or value of the outstanding Equity Stock of the Company (unless such Series A Person is an Existing Holder) is in violation of the restrictions on transfer and any securities so transferred shall be designated as Excess Stock and held in trust by the Company. Any Series A Person who purports or proposes to Series A Beneficially Own shares of Equity Stock in excess of the above limitations must notify the Company in writing immediately, in the case of a purported Series A Transfer, and at least 15 days prior to a proposed Series A Transfer. All capitalized terms in this legend have the meanings defined in these Articles of the Company, a copy of which, including the restrictions on transfer, will be sent without charge to each stockholder who so requests. If the restrictions on transfer are violated, the securities represented hereby will be designated and treated as shares of Excess Stock which will be held in trust by the Company.

(xiv) ~~Section 14.~~ **Severability**. If any provision of this Section 5(i) of Article ~~VIII~~V or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall be affected only to the extent necessary to comply with the determination of such court.

(xv) ~~Section 15.~~ **Series A Trust for Excess Stock.** Upon any purported Series A Transfer that results in Excess Stock pursuant to Section ~~3~~5(i)(iii) of this Article ~~VIII~~V, such Excess Stock shall be deemed to have been transferred to the Company, as Series A Trustee of a Series A Trust for the benefit of such Series A Beneficiary or Series A Beneficiaries to whom an interest in such Excess Stock may later be transferred pursuant to Section ~~18~~5(i)(xviii) of this Article ~~VIII~~V. Shares of Excess Stock so held in trust shall be issued and outstanding stock of the Company. The Series A Purported Record Transferee shall have no rights in such Excess Stock except the right

to designate a Series A Beneficiary of an interest in the Series A Trust (representing the number of shares of Excess Stock held by the Series A Trust attributable to a purported Series A Transfer that resulted in the Excess Stock upon the terms specified in Section ~~18~~5(i)(xviii) of this Article ~~VIII~~V. The Series A Purported Beneficial Transferee shall have no rights in such Excess Stock except as provided in Section ~~18~~5(i)(xviii) of this Article ~~VIII~~V.

(xvi) ~~Section 16.~~ **No Distributions for Excess Stock.** The holder of any Excess Stock or any beneficiary of the Series A Trust established pursuant to Section ~~15~~5(i)(xv) of this Article ~~VIII~~V shall not be entitled to any distributions (whether as dividends or as distributions upon liquidation, dissolution or winding up). Any dividend or distribution paid prior to the discovery by the Company that the shares of Equity Stock have been Series A Transferred so as to be deemed Excess Stock shall be repaid to the Company upon demand.

(xvii) ~~Section 17.~~ **No Voting Rights for Excess Stock**. The Series A Purported Record Transferee of shares of Excess Stock shall not be entitled to vote on any matter with respect to those shares of Excess Stock.

(xviii) ~~Section 18.~~ **Non-Transferability of Excess Stock**. Excess Stock shall not be transferable. The Series A Purported Record Transferee may freely designate a Series A Beneficiary of an interest in the Series A Trust (representing the number of shares of Excess Stock held by the Series A Trust attributable to a purported Series A Transfer to a purported Series A Record Transferee that resulted in the Excess Stock), if: (i) the shares of Excess Stock held in the Series A Trust would not be Excess Stock in the hands of such Series A Beneficiary; and (ii) the Series A Purported Beneficial Transferee does not receive a price for designating such Series A Beneficiary that reflects a price per share for such Excess Stock that exceeds (a) the price per share such Series A Purported Beneficial Transferee paid for the Equity Stock in the purported Series A Transfer that resulted in the Excess Stock, or (b) if the Series A Purported Beneficial Transferee did not give value for such Excess Stock (through a gift, devise or other transaction), a price per share equal to the Market Price for the shares of the Excess Stock on the date of the purported Series A Transfer that resulted in the Excess Stock. Upon such transfer of an interest in the Trust, the corresponding shares of Excess Stock in the Series A Trust shall be automatically exchanged for an equal number of shares of Equity Stock and such shares of Equity Stock shall be transferred of record to the transferee of the interest in the Series A Trust if such shares of Equity Stock would not be Excess Stock in the hands of such transferee. Prior to any transfer of any interest in the Series A Trust, the Series A Purported Record Transferee must give advance notice to the Company of the intended transfer and the Company must have waived in writing its purchase rights under Section ~~19~~5(i)(xix) of this Article ~~VIII~~V.

Notwithstanding the foregoing, if a Series A Purported Beneficial Transferee receives a price for designating a Series A Beneficiary of an interest in the Series A Trust that exceeds the amounts allowable under this Section ~~18~~5(i)(xviii) of this Article ~~VIII~~V, such Series A Purported Beneficial Transferee shall pay, or cause such Series A Beneficiary to immediately pay, such excess to the Company. If any of the foregoing restrictions on transfer of Excess Stock are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Series A Purported Record Transferee may be deemed, at the option of the Company, to have acted as an agent of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

(xix) ~~Section 19.~~ **Call by Company on Excess Stock.** Shares of Excess Stock shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of: (i) the price per share in the transaction that created such Excess Stock (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and (ii) the Market Price of the Equity Stock to which such Excess Stock relates on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer for a period of 90 days after the later of: (i) the date of the Series A Transfer which resulted in such Excess Stock; and (ii) the date the Board of Directors determines in good faith that a Series A Transfer resulting in Excess Stock has occurred, if the Company does not receive a notice of such Series A Transfer pursuant to Section 5(i)(v) of this Article ~~VIII~~V but in no event later than a permitted Series A Transfer pursuant to and in compliance with the terms of Section ~~18~~5(i)(xviii) of this Article ~~VIII~~V.

(xx) ~~Section 20.~~ **Settlement.** Nothing in this Section 5(i) of Article ~~VIII~~V shall preclude the settlement of any transaction entered into through the facilities of the ~~New York Stock Exchange~~NYSE or any other national securities exchange or automated inter-dealer quotation system.

~~Article IX~~
~~**INVESTMENT RESTRICTIONS**~~

~~The investment policies set forth in this Article IX shall be approved by a majority of the Independent Directors. Subject to the restrictions contained herein, such Independent Directors may alter the investment policies if they determine that such change is in the best interests of the Company. The Company shall not make investments in: (i) any foreign currency or bullion; (ii) short sales; and (iii) any security in any entity holding investments or engaging in activities prohibited by these Articles.~~

~~In addition to other investment restrictions imposed by the Directors from time to time consistent with the Company's objective to qualify as a REIT, the Company will observe the following restrictions on its investments.~~

**Section 6.** **Preemptive Rights.** Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to these Articles or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Company shall have any preemptive right to purchase or subscribe for any additional shares of the stock of the Company or any other security of the Company that the Company may issue or sell.

## ARTICLE VI
## BOARD OF DIRECTORS

**Section 1.** **Number and Classification.** The number of Directors of the Company shall be set by or determined in the manner provided in the Bylaws of the Company as amended (the "**Bylaws**") but shall never be less than the minimum number required by the MGCL. There are currently [ ] Directors and the names of the Directors currently in office, who shall serve until their successors are duly elected and qualify are:

[ ]

**Section 2.** **Authorization by Board of Stock Issuance.** The Board of Directors of the Company may authorize the issuance from time to time of shares of its stock of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles or the Bylaws or under Maryland Law.

**Section 3.** **Indemnification.**

(a) ~~Not more than 10% of the Company's total assets will be invested in unimproved real property or mortgage loans on unimproved real property. For purposes of this paragraph, "unimproved real properties" does not include properties under construction, under contract for development or plan for development within one year;~~To the maximum extent permitted by Maryland law in effect from time to time, the Company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Director or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Director or officer of the Company and at the request of the Company, serves or has served as a Director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each an "Indemnified Party"). The rights to indemnification and advance of expenses provided by these Articles shall vest immediately upon election of a Director or officer. The Company may, with the approval of the Board of Directors, provide such indemnification and advance for expenses to an individual who served a predecessor of the Company in any of the capacities described in (a) or (b) above and to any employee or agent of the Company or a predecessor of the Company. The indemnification and payment or reimbursement of expenses provided in these Articles shall not be deemed exclusive of or limit in any way other rights to which any Indemnified Party may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise..

(b) ~~The Company may not invest in commodities or commodity future contracts. Such limitation is not intended to apply to interest rate futures, when used solely for hedging purposes;~~The Company shall have the power to purchase and maintain insurance on behalf of an Indemnified Party against any liability asserted which was incurred in any

such capacity with the Company or arising out of such status. Nothing contained herein shall constitute a waiver by any Indemnified Party of any right which he, she or it may have against any party under federal or state securities laws.

(c) ~~The Company shall not invest in or make mortgage loans unless an appraisal is obtained concerning the underlying property. Mortgage indebtedness on any property shall not exceed such property's appraised value. In cases in which the majority of Independent Directors so determine, and in all cases in which the mortgage loan involves the Directors or any Affiliates, such appraisal must be obtained from an Independent Expert concerning the underlying property. The appraisal shall be maintained in the Company's records for at least five years, and shall be available for inspection and duplication by any Stockholder. In addition to the appraisal, a mortgagee's or owner's title insurance policy or commitment as to the priority of the mortgage or condition of the title must be obtained. The Company may not invest in real estate contracts of sale otherwise known as land sale contracts;~~No amendment of these Articles or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

~~(d) The Company may not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans outstanding on the property, including the loans of the Company, would exceed an amount equal to 85% of the appraised value of the property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria provided that such loans would in no event exceed the appraised value of the property at the date of the loans;~~

~~(e) The Company may not make or invest in any mortgage loans that are subordinate to any mortgage or equity interest of any Director or Affiliates thereof;~~

~~(f) The Company shall not invest in equity securities unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approves the transaction as being fair, competitive and commercially reasonable. Investments in entities affiliated with any Directors or Affiliates thereof are subject to the restrictions on joint venture investments. Notwithstanding these restrictions, the Company may purchase its own securities, when traded on a secondary market or on a national securities exchange or market, if a majority of the Directors (including a majority of the Independent Directors) determine such purchase to be in the best interests of the Company;~~

~~(g) The Company shall not issue: (i) redeemable equity securities;(ii) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known charges is sufficient to properly service the higher level of debt; (iii) options or warrants to purchase Shares to any Directors, or their Affiliates except on the same terms as sold to the general public, provided that the Company may issue options or warrants to persons not affiliated with the Company at exercise prices not less than the fair market value of such securities on the date of grant and for consideration (which may include securities that in the judgment of the Independent Directors have a market value not less than the value of such option on the date of grant); options or warrants issuable to Directors or Affiliates thereof shall not exceed an amount equal to ten percent (10%) of the outstanding Shares on the date of grant of any options or warrants; or (d) issue Shares on a deferred payment basis or similar arrangement;~~

~~(h) To the extent the Company invests in real property, a majority of the Directors shall determine the consideration paid for such real property, based on the fair market value of the property. If a majority of the Independent Directors determine, or if the real property is acquired from any Director, or Affiliates thereof, such fair market value shall be determined by a qualified independent real estate appraiser selected by the Independent Directors;~~

~~(i) The Company may not invest in indebtedness (herein called "Junior Debt") secured by a mortgage on real property which is subordinate to the lien of other indebtedness (herein called "Senior Debt"), except where the amount of such Junior Debt, plus the outstanding amount of the Senior Debt, does not exceed 90% of the appraised value of such property, if after giving effect thereto, the value of all such investments of the Company (as shown on the books of the Company in accordance with generally accepted accounting principles, after all reasonable reserves but before provision for depreciation) would not then exceed 25% of the Company's tangible assets. The value of all investments in Junior Debt of the Company which does not meet the aforementioned requirements would be limited to 10% of the Company's tangible assets (which would be included within the 25% limitation);~~

~~(j) Engage in trading, as compared with investment activities; and~~

(k) Engage in underwriting or the agency distribution of securities issued by others.

## Article X
## ACCESS TO RECORDS

Any Stockholder and any designated representative thereof shall be permitted access to all records of the Company at all reasonable times, and may inspect and copy any of them for the purposes specified below. Inspection of the Company's books and records by a state securities administrator shall be provided upon reasonable notice and during normal business hours. In addition, an alphabetical list of names, addresses and business telephone numbers of the Stockholders of the Company along with the number of Shares held by each of them (the "Stockholder List") shall be maintained and updated quarterly as part of the books and records of the Company and shall be available for inspection by any Stockholder or the Stockholder's designated agent at the business office of the Company upon the request of the Stockholder. A copy of the Stockholder List shall be mailed to any Stockholder requesting the Stockholder List within ten days of the request. The copy of the Stockholder List shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10 point type). The Company may impose a reasonable charge for expenses incurred in reproducing such list. The permitted purposes for which a Stockholder may request a copy of the Stockholder List include, without limitation, matters relating to Stockholders' voting rights under these Articles and the exercise of Stockholders' rights under federal proxy laws. If the Directors of the Company neglect or refuse to exhibit, produce or mail a copy of the Stockholder List as requested in accordance with and as required by applicable law and these Articles, the Directors shall be liable to any Stockholder requesting the Stockholder List, for the costs, including reasonable attorneys' fees, incurred by that Stockholder for compelling the production of the Stockholder List, and for actual damages suffered by any Stockholder by reason of such refusal or neglect. It shall be a defense to such liability that the actual purpose and reason for the requests for inspection or for a copy of the Stockholder List is to secure such list of Stockholders or other information for the purpose of selling such Stockholder List or copies thereof, or of using the same for a commercial purpose or other purpose not in the interest of the applicant as a Stockholder relative to the affairs of the Company. The Company may require the Stockholder requesting the Stockholder List to represent that the Stockholder List is not requested for a commercial purpose unrelated to the Stockholder's interest in the Company. The remedies provided hereunder to Stockholders requesting copies of the Stockholder List are in addition to, and shall not in any way limit, other remedies available to Stockholders under federal law, or the laws of any state.

## Article XI
## REPORTS AND MEETINGS

Each year, within 120 days after the close of its fiscal year, an annual report of the Company will be submitted to each Stockholder concerning its operations for each prior fiscal year ending after the Initial Public Offering which contains financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants. The annual report shall also include: (i) the ratio of the costs of raising capital during the period to the capital raised; (ii) the Total Operating Expenses of the Company stated as a percentage of Average Invested Assets and as a percentage of Net Income; (iii) a report from the Independent Directors that the policies being followed by the Company are in the best interests of the Stockholders, and the basis for such determination; and (iv) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving the Company, the Directors and any Affiliates thereof occurring in the year for which the annual report is made. Independent Directors shall examine and comment in the annual report on the fairness of all transactions involving the Company. The annual report shall be mailed or delivered to each Stockholder as of a record date after the end of such fiscal year. There shall be an annual meeting of the Stockholders of the Company upon reasonable notice and within a reasonable period (not less than 30 days) following delivery of the annual report, but within six months after the end of each fiscal year. The Directors, including the Independent Directors, are required to take reasonable steps to insure that the requirements of this Article XI are met.

## Article XII
## CONVERSION TRANSACTIONS

Notwithstanding any provision to the contrary in these Articles, and subject to the restrictions on Roll-Ups described in Article XIII, Stockholders representing 66% in interest of the Shares and all the Independent Directors must approve certain exchange offers, mergers, consolidations or similar transactions involving the Company in which the Stockholders receive securities in a surviving entity having a substantially longer duration or materially different investment objectives and policies, or that provides significantly greater compensation to management from that which is described in the Prospectus, except for any such transaction effected because of changes in applicable law, or to preserve tax advantages for a majority in interest of the Stockholders. Standards such as "substantially longer life," "materially different investment objectives and policies" or "provides significantly greater

compensation to management" are not defined and their application will be resolved by the Directors (a majority of whom are independent).

Article XIII
**ROLL-UPS**

**Section 4.** **Reserved Powers of Board of Directors.** The enumeration and definition of particular powers of the Board of Directors included in these Articles shall not be construed or deemed by inference or otherwise in any manner to exclude or limit the powers conferred upon the Board of Directors under the MGCL as now or hereafter in force.

**Section 5.** **Determinations by Board of Directors.** The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors, shall be final and conclusive and shall be binding upon the Company and every holder of shares of its stock: (i) the amount of the net income of the Company for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; (ii) the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; (iii) the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); (iv) any interpretation or resolution of any ambiguity with respect to any provision of these Articles (including the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of Equity Stock) or the Bylaws; (v) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Company or of any Equity Stock; (vi) the number of shares of any class; (vii) any matter relating to the acquisition, holding and disposition of any assets by the Company; (viii) any matter relating to the qualification of the Company as a REIT or election of a different tax status for the Company; (ix) any interpretation of the terms and conditions of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other organization; or (x) any other matter relating to the business and affairs of the Company or required or permitted by applicable law, these Articles, the Bylaws or otherwise to be determined by the Board of Directors; provided, however, that any determination by the Board of Directors as to any of the preceding matters shall not render invalid or improper any action taken or omitted prior to such determination and no Director shall be liable for making or failing to make such a determination.

**Section 6.** **REIT Qualification.** The Board of Directors shall use its reasonable best efforts to cause the Company to qualify for U.S. federal income tax treatment in accordance with the provisions of the Code applicable to a REIT. In furtherance of the foregoing, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary, and may take such actions as in its sole judgment and discretion are desirable, to preserve the status of the Company as a REIT; provided, however, that if a majority of the Board of Directors determines that it is no longer in the best interest of the Company to continue to qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Company's REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for REIT qualification.

**Section 7.** **Authorization by Board of Stock Issuance.** The Board of Directors may authorize the issuance from time to time of shares of stock of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles or the Bylaws.

**ARTICLE VII**
**RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES**

**Section 1.** **Appraisal.** An appraisal of all of the Company's assets shall be obtained from an Independent Expert. The appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity and shall be filed with the Securities and Exchange Commission and the state regulatory commissions as an exhibit to the registration statement for the offering of the Roll-Up Entity's Shares. Accordingly, an issuer using the appraisal shall be subject to liability for violation of Section 11 of the Securities Act of 1933, as amended, and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. The Company's assets shall be appraised in a consistent manner. The appraisal shall: (a) be based on an evaluation of all relevant information; (b) indicate the value of the Company's assets as of a date immediately prior to the announcement of the proposed Roll-Up transaction; and (c) assume an orderly liquidation of the Company's assets over a12-month period. The terms of

~~the engagement of the Independent Expert shall clearly state that the engagement is for the benefit of the Company and its Stockholders. A summary of the independent appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to the Stockholders in connection with the proposed Roll-Up.~~**Definitions.** For the purpose of this Article VII only, the following terms shall have the following meanings:

**"AGGREGATE STOCK OWNERSHIP LIMIT"** means 9.8% in value of the aggregate of the outstanding shares of Equity Stock, or such other percentage determined by the Board of Directors in accordance with Article VII, Section 2(f) hereof.

**"BENEFICIAL OWNERSHIP"** means ownership of shares of Equity Stock by a Person, whether the interest in the shares of Equity Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code; provided, however, that in determining the number of shares Beneficially Owned by a Person, no share shall be counted more than once. Whenever a Person Beneficially Owns shares of Equity Stock that are not actually outstanding (e.g., shares issuable upon the exercise of an option or the conversion of a convertible security) ("**Option Shares**"), then, whenever this Article requires a determination of the percentage of outstanding shares of a class of Equity Stock Beneficially Owned by such Person, the Option Shares Beneficially Owned by such Person shall also be deemed to be outstanding. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have correlative meanings.

**"BENEFICIARY"** means one or more beneficiaries of the Trust as determined pursuant to Article VII, Section 3(d) hereof; provided that each organization must be described in Section 501(c)(3) of the Code and contributions to each organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

**"BUSINESS DAY"** means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the State of New York are authorized or required by law, regulation or executive order to close.

**"COMMON STOCK OWNERSHIP LIMIT"** means 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock, or such other percentage determined by the Board of Directors in accordance with Article VII, Section 2(f) hereof.

**"CONSTRUCTIVE OWNERSHIP"** means ownership of shares of Equity Stock by a Person, whether the interest in the shares of Equity Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have correlative meanings.

**"EXCEPTED HOLDER"** means a holder of shares of Equity Stock for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Article VII, Section 2(f) hereof.

**"EXCEPTED HOLDER LIMIT"** means, provided that the affected holder of Equity Stock agrees to comply with the requirements established by the Board of Directors pursuant to Article VII, Section 2(f) hereof, the percentage limit established by the Board of Directors pursuant to Article VII, Section 2(f) hereof, subject to adjustment pursuant to Article VII, Section 2(g) hereof.

**"NON-TRANSFER EVENT"** means any event or other changes in circumstances other than a purported Transfer, including, without limitation, any change in the value of any shares of Equity Stock and any redemption of any shares of Equity Stock.

**"OWNERSHIP LIMIT"** means the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit, subject to adjustment pursuant to Article VII, Section 2(g) hereof.

**"PURPORTED BENEFICIAL TRANSFEREE"** shall mean, with respect to any purported Transfer or Non-Transfer Event that results in Excess Stock as defined in Section 2(a)(ii) of this Article VII, the purported beneficial transferee (determined under the principles of Section 856(a)(5) of the Code) for whom the Purported Record Transferee would have acquired shares of Equity Stock, if such Transfer had been valid under Section 2(a)(i) of this Article VII.

**"PURPORTED RECORD TRANSFEREE"** shall mean, with respect to any purported Transfer or Non-Transfer Event that results in Excess Stock as defined below in Section 2(a)(ii) of this Article VII, the purported record transferee of the Equity Stock who would have acquired such record ownership of shares of Equity Stock if such Transfer had been valid under Section 2(a)(i) of this Article VII.

"RESTRICTION TERMINATION DATE" means the first day on which the Board of Directors determines, pursuant to Article VII, Section 10 hereof, that it is no longer in the best interests of the Company to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Equity Stock set forth in this Article VII are no longer required for the Company to qualify as a REIT.

"SDAT" means the State Department of Assessments and Taxation of Maryland.

"TRANSFER" means any issuance, sale, transfer, gift, assignment, devise or other disposition of, as well as any other event that causes any Person to acquire, Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of, or any agreement to acquire Equity Stock or the right to vote or receive dividends or other Distributions on, Equity Stock, including, without limitation, (i) the issuance and transfer to holders of shares or interests of another entity that is merged with the Company of shares of Equity Stock as a result of such merger, (ii) a change in the capital structure of the Company, (iii) a change in the relationship between two or more Persons which causes a change in ownership of shares of Equity Stock by application of either Section 544 of the Code, as modified by Section 856(h) of the Code, or Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code, (iv) the grant or exercise of any option or warrant (or any disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable), pledge, security interest or similar right to acquire shares of Equity Stock, (v) any disposition of any securities or rights convertible into or exchangeable for shares of Equity Stock or any interest in shares of Equity Stock or any exercise of any such conversion or exchange right, (vi) Transfers of interests in other entities that result in changes in Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of Equity Stock, and (vii) any change in the value of one class or series of shares of Equity Stock relative to the value of any other class or series of shares of Equity Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned, Beneficially Owned or beneficially owned (determined under the principles of Section 856(a)(5) of the Code) and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have correlative meanings.

"TRUST" means any separate trust created and administered in accordance with the terms of Article VII, Section 3 hereof for the exclusive benefit of any Beneficiary.

"TRUSTEE" means the Person unaffiliated with both the Company and any Prohibited Owner that is a "United States person" within the meaning of Section 7701(a)(30) of the Code and is appointed by the Company to serve as trustee of the Trust.

**Section 2.** ~~**Stockholder Options**. Stockholders who vote "no" on the proposed Roll-Up shall have the choice of: (a) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up; or (b) one of either; (i) remaining as Stockholders of the Company and preserving their interests therein on the same terms and conditions as previously existed, or (ii) receiving cash in an amount equal to the Stockholder's pro rata share of the appraised value of the net assets of the Company.~~ **Equity Stock.**

(a) **Ownership Limitations.** Prior to the Restriction Termination Date:

(i) Basic Restrictions. (A) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Equity Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Equity Stock in excess of the Excepted Holder Limit for such Excepted Holder; (B) no Person shall Beneficially Own or Constructively Own shares of Equity Stock to the extent that such Beneficial Ownership or Constructive Ownership of Equity Stock would result in the Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year); (C) no Person shall Beneficially Own or Constructively Own shares of Equity Stock to the extent that such Beneficial Ownership or Constructive Ownership would result in the Company failing to qualify as a REIT; (D) no Person shall Beneficially Own or Constructively Own shares of Equity Stock to the extent that such Beneficial Ownership or Constructive Ownership would cause any income of the Company that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Company actually owning or Constructively Owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code); and (E) any Transfer of shares of Equity Stock that, if effective, would result in the Equity Stock being beneficially owned by

fewer than one hundred (100) persons (determined under principles applicable to Section 856(a)(5) of the Code) shall be void *ab initio*, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(ii) Transfer in Trust. If any Transfer of shares of Equity Stock or Non-Transfer Event occurs that, if effective or otherwise, would result in any Person Beneficially Owning or Constructively Owning shares of Equity Stock in violation of Article VII, Section 2(a)(i)(A) or (B) hereof, then (A) that number of shares of Equity Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Article VII, Section 2(a)(i) (A) or (B) hereof (rounded up to the next whole share) (such shares the "**Excess Stock**") shall be automatically transferred to a Trust for the benefit of a Beneficiary, as described in Article VII, Section 3 hereof, effective as of the close of business on the Business Day immediately preceding the date of such Transfer or Non-Transfer Event, and such Person (or, if different, the direct or Beneficial Owner of such shares) shall acquire no rights in such shares (or shall be divested of its rights in such shares); (B) if the transfer to the Trust described in subclause (A) of this sentence would not be effective for any reason to prevent the violation of Article VII, Section 2(a)(i)(A) or (B) hereof, then the Transfer of that number of shares of Equity Stock that otherwise would cause any Person to violate Article VII, Section 2(a)(i)(A) or (B) hereof shall be void *ab initio*, and the intended transferee shall acquire no rights in such shares of Equity Stock; or (C) if the transfer to the Trust described in subclause (A) of this sentence as a result of a Non-Transfer Event would not be effective for any reason to prevent the violation of Article VII, Section 2(a)(i)(A) or (B) hereof, then the Non-Transfer Event that otherwise would cause any Person to violate Article VII, Section 2(a)(i)(A) or (B) hereof shall be void *ab initio* to the extent that the Company has the legal ability to void the Non-Transfer Event, and the intended transferee shall acquire no rights in such shares of Equity Stock. To the extent that, upon a transfer of shares pursuant to this Article VII, Section 2(a)(ii), a violation of any provision of this Article VII would nonetheless be continuing (for example where the ownership of shares by a single Trust would violate the 100 stockholder requirement applicable to REITs), then shares shall be transferred to that number of Trusts, each having a distinct Trustee and a Beneficiary or Beneficiaries that are distinct from those of each other Trust, such that there is no violation of any provision of this Article VII.

(iii) Inapplicability to Series A Preferred Stock. Notwithstanding any provision of this Article VII of these Articles to the contrary, the Series A Preferred Stock is not subject to the provisions of this Article VII of these Articles and is subject to the provisions of Section 5(i) of Article V of these Articles.

(b) **Remedies for Breach.** If the Board of Directors or its designee (including any duly authorized committee of the Board of Directors) shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that results in a violation of Article VII, Section 2(a) hereof or that a Person intends to acquire or has attempted to acquire Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of any shares of Equity Stock in violation of Article VII, Section 2(a) hereof (whether or not such violation is intended), the Board of Directors or its designee may take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event, including, without limitation, causing the Company to redeem shares of Equity Stock, refusing to give effect to such Transfer on the books and records of the Company or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer or Non-Transfer Event that results in violation of Article VII, Section 2(a) hereof shall automatically result in the transfer to the Trust described therein, and, where applicable, such Transfer (or Non-Transfer Event) shall be void *ab initio* as provided in Article VII, Section 2(a) hereof irrespective of any action (or non-action) by the Board of Directors or its designee.

(c) **Owners Required to Provide Information.** Prior to the Restriction Termination Date:

(i) every owner of more than five percent (5.0%) (or such lower percentage as required by the Code) of the outstanding shares of Equity Stock shall, within thirty days after the end of each taxable year, give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of Equity Stock Beneficially Owned and a description of the manner in which the shares are held and any additional information as the Company may request in order to determine the effect, if any, of such Beneficial Ownership on the Company's status or qualification as a REIT and to ensure compliance with the Ownership Limits and the other restrictions set forth herein;

(ii) each Person who is a Beneficial Owner or Constructive Owner of Equity Stock and each Person (including the stockholder of record) who is holding Equity Stock for a Beneficial Owner or Constructive Owner shall provide to the Company any information as the Company may request, in good faith, in order to determine the

Company's status or qualification as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance; and

(iii) any Person who acquires or attempts or intends to acquire Beneficial Ownership, Constructive Ownership or beneficial ownership (determined under the principles of Section 856(a)(5) of the Code) of shares of Equity Stock that will or may violate Article VII, Section 2(a)(i), or any Person who held or would have owned shares of Equity Stock that resulted in a Transfer to the Trust pursuant to the provisions of Article VII, Section 2(a)(ii), shall (A) immediately give written notice to the Company of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice to the Company and (B) shall provide to the Company any other information as the Company may request in order to determine the effect, if any, of such Transfer on the Company's status or qualification as a REIT.

(d) **Remedies Not Limited.** Nothing contained in this Article VII, Section 2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Company and the interests of its stockholders in preserving the Company's status or qualification as a REIT.

(e) **Ambiguity.** In the case of an ambiguity in the application of any of the provisions of this Article VII, or any definition contained in this Article VII, the Board of Directors shall have the power to determine the application of the provisions of this Article VII or any such definition with respect to any situation based on the facts known to the Board of Directors. In the event any section of this Article VII requires an action by the Board of Directors and these Articles fail to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of these Articles or the MGCL.

(f) **Exceptions.**

(i) Subject to Article VII, Section 2(a)(i)(B) hereof, the Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from one or both of the Ownership Limits, may establish or increase an Excepted Holder Limit for such Person and may retroactively waive or prospectively exempt a Person from the ownership limitations set forth in Article VII, Section 2(a)(i)(A) if: (i) the Board of Directors obtains such representations and undertakings from the Person as are reasonably necessary to ascertain that its Beneficial Ownership or Constructive Ownership of Equity Stock will not violate Article VII, Section 2(a)(i)(B) hereof; (ii) such Person does not, and represents that it will not, actually own or Constructively Own, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to actually own, or Constructively Own, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant, and the Board of Directors obtains such representations and undertakings from the Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Company (or an entity owned or controlled by the Company) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors, rent from such tenant would not adversely affect the Company's ability to qualify as a REIT shall not be treated as a tenant of the Company); and (iii) such Person agrees that any violation or attempted violation of such covenants (or other action that is contrary to the restrictions contained in this Article VII) will result in such shares of Equity Stock being automatically transferred to a Trust in accordance with Article VII, Section 2(a)(ii) and Article VII, Section 3 hereof.

(ii) Prior to granting any exception pursuant to Article VII, Section 2(f)(i) hereof, the Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Company's status or qualification as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception or waiver establishing or increasing an Excepted Holder Limit.

(iii) Subject to Article VII, Section 2(a)(i)(B) hereof, any person acting as an underwriter who participates in a public offering or a private placement of Equity Stock (or securities convertible into or exchangeable for Equity Stock) may Beneficially Own or Constructively Own shares of Equity Stock (or securities convertible into or exchangeable for Equity Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to enable the person to act as an underwriter in connection with the public offering or private placement.

(iv) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time; or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit, as applicable.

(g) **Increase or Decrease in Aggregate Stock Ownership and Common Stock Ownership Limits.** Subject to Article VII, Section 2(a)(i)(B) hereof, the Board of Directors may from time to time increase one or both of the Ownership Limits for one or more Persons and decrease one or both of the Ownership Limits for all other Persons (or all Persons); provided, however, that any decreased Ownership Limit will not be effective for any Person whose percentage ownership in shares of Equity Stock is in excess of such decreased Ownership Limit until such time as such Person's percentage of shares of Equity Stock equals or falls below the decreased Ownership Limit, but any further acquisition of shares of Equity Stock in excess of such percentage ownership of shares of Equity Stock will be in violation of the Ownership Limit and, provided further, that the new Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding shares of Equity Stock or otherwise result in the Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) if five unrelated individuals were to Beneficially Own the five largest amounts of Equity Stock permitted to be Beneficially Owned under each Excepted Holder Limit, as applied to an Excepted Holder, and such new Ownership Limits with respect to each other holder of Equity Stock, taking into account the immediately preceding proviso permitting ownership in excess of decreased Ownership Limits in certain cases.

(h) **Legend.** Each certificate for shares of Equity Stock, if certificated, shall bear a legend that substantially describes the foregoing restrictions on transfer and ownership, or, instead of such legend, the certificate, if any, may state that the Company will furnish a full statement about certain restrictions on transferability to a holder of Equity Stock on request and without charge.

**Section 3.** ~~**Restrictions.** The Company may not participate in any proposed Roll-Up which would: (a) result in the Stockholders having rights to meetings less frequently or which are more restrictive to Stockholders than those provided in these Articles; (b) result in the Stockholders having voting rights that are less than those provided in these Articles; (c) result in the Stockholders having greater liability than as provided in these Articles; (d) result in the Stockholders having rights to receive reports that are less than those provided in these Articles; (e) result in the Stockholders having access to records that are more limited than those provided in these Articles; (f) include provisions which would operate to materially impede or frustrate the accumulation of Shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity); (g) limit the ability of an investor to exercise the voting rights of its securities in the Roll-Up Entity on the basis of the number of Shares held by that investor; (h) result in investors in the Roll-Up Entity having rights of access to the records of the Roll-Up Entity that are less than those provided in these Articles; or (i) place any of the costs of the transaction on the Company if the Roll-Up is not approved by the Stockholder; provided, however, that nothing herein shall be construed to prevent participation in any proposed Roll-Up which would result in Stockholders having rights and restrictions comparable to those contained in these Articles, with the prior approval of a majority of the Stockholders.~~ **Transfer of Equity Stock in Trust.**

(a) **Trust for Excess Stock.** Upon any purported Transfer or Non-Transfer Event that results in Excess Stock pursuant to Section 2(a) of this Article VII, such Excess Stock shall be deemed to have been transferred to the Trustee, as trustee of a Trust for the benefit of one or more Beneficiaries. Such Transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or Non-Transfer Event that results in the Transfer to the Trust pursuant to Section 2(a) of this Article VII. Shares of Excess Stock so held in trust shall be issued and outstanding stock of the Company. The Purported Record Transferee shall have no rights in such Excess Stock except as provided in Section 3(c) or 3(d) of this Article VII. The Purported Beneficial Transferee shall have no rights in such Excess Stock except as provided in Section 3(c) or 3(d) of this Article VII. Each Beneficiary shall be designated by the Company as provided in Section 3(e) of this Article VII.

(b) **Dividend and Voting Rights.** The Trustee shall have all voting rights and rights to dividends or other distributions with respect to Excess Stock, which rights shall be exercised for the exclusive benefit of the Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that shares of Equity Stock have been Transferred to the Trustee shall be paid by the recipient of such dividend or other distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividends or other

distributions so paid over to the Trustee shall be held in trust for the Beneficiary. The Purported Record Transferee shall have no voting rights with respect to Excess Stock and, subject to Maryland law, effective as of the date that shares of Equity Stock have been Transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Purported Record Transferee prior to the discovery by the Company that shares of Equity Stock have been Transferred to the Trustee and (ii) to resubmit a proxy or recast such vote in accordance with the desires of the Trustee acting for the benefit of the Beneficiary; provided, however, that if the Company has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Company has received notification that shares of Equity Stock have been Transferred into a Trust, the Company shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

(c) **Sale of Excess Stock by Trustee.** Within 20 days of receiving notice from the Company that shares of Equity Stock have been Transferred to the Trust, the Trustee shall sell the shares held in the Trust to a Person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2(a) of this Article VII. Upon such sale, the interest of the Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Purported Record Transferee or Purported Beneficial Transferee, as applicable, and to the Beneficiary as provided in this Section 3(c) of Article VII. The Purported Beneficial Transferee or Purported Record Transferee, as applicable, shall receive the lesser of (i) the price paid by the Purported Beneficial Transferee or Purported Record Transferee, as applicable, for the shares or, if the Purported Beneficial Transferee or Purported Record Transferee, as applicable, did not give value for the shares in connection with the event causing the shares to be held in the Trust (*e.g.*, in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (ii) the sale proceeds received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, by the amount of dividends and other distributions which has been paid to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, and is owed by the Purported Beneficial Transferee or Purported Record Transferee, as applicable, to the Trustee pursuant to Section 3(b) of this Article VII. Any net sales proceeds in excess of the amount payable to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, shall be immediately paid to the Beneficiary. If, prior to the discovery by the Company that shares of Equity Stock have been Transferred to the Trustee, such shares are sold by a Purported Beneficial Transferee or Purported Record Transferee, as applicable,, then (x) such shares shall be deemed to have been sold on behalf of the Trust and (y) to the extent that the Purported Beneficial Transferee or Purported Record Transferee, as applicable, received an amount for such shares that exceeds the amount that such Purported Beneficial Transferee or Purported Record Transferee, as applicable, was entitled to receive pursuant to this Section 3(c) of Article VII, such excess shall be paid to the Trustee upon demand.

(d) **Call by Company on Excess Stock.** Shares of Excess Stock shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of: (i) the price per share in the transaction that resulted in such Excess Stock (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the Excess Stock pursuant to Section 3(c) of this Article VII. Upon such a sale to the Company, the interest of the Beneficiary in the Excess Stock sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Purported Beneficial Transferee or Purported Record Transferee, as applicable,. The Company may reduce the amount payable to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, by the amount of dividends and other distributions which have been paid to the Purported Beneficial Transferee or Purported Record Transferee, as applicable, and are owed by the Purported Beneficial Transferee or Purported Record Transferee, as applicable, to the Trustee pursuant to Section 3(b) of this Article VII. The Company shall pay the amount of such reduction to the Trustee for the benefit of the Beneficiary.

(e) **Designation of Charitable Beneficiaries.** The Company shall designate one or more nonprofit organizations to be the Beneficiary of the interest in the Trust such that (i) Excess Stock held in the Trust would not violate the restrictions set forth in Section 2(a) of this Article VII in the hands of such Beneficiary and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A) (other than (vii) or (viii) thereof), 2055 and 2522 of the Code. Neither the failure of the Company to make such designation nor the failure of the Company to appoint the Trustee before the automatic transfer provided for in Section 3(a) of this Article VII shall make such transfer ineffective, provided that the Company thereafter

makes such designation and appointment. The designation of a nonprofit organization as a Beneficiary shall not entitle such nonprofit organization to serve in such capacity and the Company may, in its sole discretion, designate a different nonprofit organization as the Beneficiary at any time and for any or no reason. Any determination by the Company with respect to the application of this Article VII shall be binding on each Beneficiary.

**Section 4.** **Enforcement.** The Company is specifically authorized to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

**Section 5.** **Non-Waiver.** No delay or failure on the part of the Company or the Board of Directors in exercising any right under this Article VII shall operate as a waiver of any right of the Company or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

**Section 6.** **Settlement.** Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

**Section 7.** **Severability.** If any provision of this Article VII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

## ARTICLE VIII~~Article XIV~~
## AMENDMENTS

The Company reserves the right from time to time to make any amendment to these Articles, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in these Articles, of any ~~shares of outstanding stock. Without concurrence of a majority of the outstanding Shares, the Directors may not: (a) amend the Articles, except for amendments which do not adversely affect the rights, preferences and privileges of the Stockholders, including amendments to provisions relating to Director qualifications, fiduciary duty, liability and indemnification, conflicts of interest, investment policies or investment restrictions; (b) sell all or substantially all of the Company assets other than in the ordinary course of the Company's business or in connection with liquidation and dissolution; (c) cause a merger or other reorganization of the Company; or (d) dissolve or liquidate the Company, other than before the initial investment in a property by the Company. For purposes of the above provision, a sale of all or substantially all of the Company assets shall mean the sale of two-thirds or more of the Company's assets based on the total number of properties or the current fair market value of these assets.~~ outstanding shares of stock. All rights and powers conferred by these Articles on stockholders, Directors and officers are granted subject to this reservation..

## ARTICLE IX
## EXTRAORDINARY ACTIONS

Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

## ARTICLE X~~Article XV~~
## LIMITATION OF LIABILITY

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no ~~director~~Director or officer of the Company shall be liable to the Company or its stockholders for money damages. Neither the amendment nor repeal of this Article ~~XV~~VIII, nor the adoption or amendment of any other provision of these Articles or of the Bylaws~~, as amended, of the Company~~ inconsistent with this Article ~~XV~~VIII, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption~~;~~.

THIRD: The amendment to and restatement of the charter of the Company as hereinabove set forth has been duly advised by the ~~board~~Board of ~~directors~~Directors and approved by the stockholders of the Company as required by law. ~~Immediately before this~~

~~amendment and restatement, the total number of shares of stock that the Company had authority to issue was one hundred million (100,000,000) shares of common stock, $0.01 par value per share (which is the same per-share par value of the stock of the Company as of the filing and acceptance of these Fourth Articles of Amendment and Restatement) and six million (6,000,000) shares of preferred stock, $0.01 par value per share (which is the same per-share par value of the stock of the Company as of the filing and acceptance of these Fourth Articles of Amendment and Restatement). The pre-amendment and restatement aggregate par value of all authorized shares having a par value was one million sixty thousand dollars ($1,060,000.00). The number of shares of each class, the par value of the shares of stock of each class, and the aggregate par value of all the shares of all classes, upon the effectiveness of this amendment and restatement of the charter, is set forth in Section 1 of Article IV.~~

FOURTH: The current address of the principal office of the Company ~~in the State of Maryland~~ is as set forth in Article III of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Company's current resident agent is as set forth in Article III of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the ~~Company~~Corporation and the names of those currently in office are as set forth in Article ~~VII~~VI of the foregoing amendment and restatement of the charter.

SEVENTH: The undersigned ~~President of Inland Real Estate Corporation~~ acknowledges these ~~Fourth~~Fifth Articles of Amendment and Restatement to be the corporate act of the Company and as to all matters or facts required to be verified under oath, the undersigned ~~President~~ acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[*The remainder of this page intentionally blank*]

IN WITNESS WHEREOF, the Company has caused these ~~Fourth~~Fifth Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary, Senior Vice President and General Counsel on this ~~27~~__th day of ~~June, 2005.~~_______________, ____.

INLAND REAL ESTATE CORPORATION

By: ~~/s/ Robert D. Parks~~
Name: ~~Robert D~~Mark E. ~~Parks~~Zalatoris
Title: President and Chief Executive Officer

ATTEST: INLAND REAL ESTATE CORPORATION

By: ~~/s/ David J. Kayner~~
Name: ~~David J. Kayner~~Beth Sprecher Brooks
Title: Secretary, Senior Vice President and General Counsel